5-81950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Blue Mountain Energy Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Diamond Tree Energy Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

095768107
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 4, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Circular, dated August 4, 2006 (the "Circular")
- Letter of Transmittal
- Notice of Guaranteed Delivery

Item 2. Informational Legends

See inside cover of the Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

August 4, 2006

DIAMOND TREE
ENERGY LTD.

OFFER TO PURCHASE

all of the outstanding common shares of BLUE MOUNTAIN ENERGY LTD.

on the basis of

0.90 of a common share of Diamond Tree Energy Ltd. for each common share of Blue Mountain Energy Ltd.

The offer by Diamond Tree Energy Ltd. ("**Diamond Tree**") to purchase (the "**Offer**") all of the outstanding common shares (the "**Blue Mountain Shares**") in the capital of Blue Mountain Energy Ltd. ("**Blue Mountain**") will be open for acceptance until 4:30 p.m. (Calgary time) on September 11, 2006, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the expiry time of the Offer (and at the time Diamond Tree first takes up Blue Mountain Shares deposited under the Offer) not less than 66⅔% of the outstanding Blue Mountain Shares, calculated on a diluted basis (as hereinafter defined), excluding Blue Mountain Shares that may not be included as part of any minority approval required in respect of a Second Stage Transaction (as hereinafter defined). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Blue Mountain has unanimously approved the Offer and recommended that shareholders of Blue Mountain accept the Offer, and has determined, based on advice from GMP Securities L.P., that the Offer is fair, from a financial point of view, to the holders of Blue Mountain Shares. For further information, refer to the Directors' Circular of the board of directors of Blue Mountain.

Information has been incorporated by reference into the accompanying Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Diamond Tree at Suite 1200, 111 – 5th Avenue S.W. Calgary, Alberta, T2P 3Y6 (Telephone: (403) 237-9175) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

All of the directors and officers of Blue Mountain (who currently hold an aggregate of 2,073,782 Blue Mountain Shares, 819,105 Blue Mountain Options (as hereinafter defined) and 365,368 Blue Mountain Warrants (as hereinafter defined), representing (assuming the exercise of such Blue Mountain Options and Blue Mountain Warrants in full) approximately 13.4% of the outstanding Blue Mountain Shares (on a diluted basis)) have agreed, subject to certain conditions, to accept the Offer and to deposit their Blue Mountain Shares under the Offer (including Blue Mountain Shares acquired by them prior to the Take-up Date (as hereinafter defined) upon the exercise of Blue Mountain Options and Blue Mountain Warrants, which they continue to hold at the expiry time of the Offer). See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Diamond Tree has entered into the Cancellation Agreements (as hereinafter defined) with Blue Mountain and the holders of outstanding Blue Mountain Options and Blue Mountain Warrants, pursuant to which such holders have agreed: (i) to exercise or surrender their Blue Mountain Options and Blue Mountain Warrants prior to the Expiry Time (as hereinafter defined) and tender the Blue Mountain Shares acquired in connection with any such exercise of Blue Mountain Options or Blue Mountain Warrants to the Offer; or (ii) alternatively, to surrender all in-the-money Blue Mountain Options and Blue Mountain Warrants in exchange for a number of Blue Mountain Shares determined in accordance with such agreements, and to surrender all out-of-the-money Blue Mountain Options and Blue Mountain Warrants for cancellation. Those holders have further agreed that any Blue Mountain Shares acquired by them in connection with the surrender of in-the-money Blue Mountain Options or Blue Mountain Warrants will be tendered to the Offer. See "Pre-Acquisition Agreement – Blue Mountain Options and Blue Mountain Warrants" in the Circular.

Holders of Blue Mountain Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal and deposit it, or a facsimile copy of such manually executed Letter of Transmittal, together with the certificate or certificates representing their Blue Mountain Shares, at one of the offices of CIBC Mellon Trust Company (the "**Depositary**") set out below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Blue Mountain Shares who wishes to deposit such shares and whose certificate or certificates for such shares are not immediately available may accept the Offer by following the procedures for guaranteed delivery set out in Section 3 of the Offer, "Manner of Acceptance".

The outstanding common shares of Diamond Tree (the "**Diamond Tree Shares**") and the outstanding Blue Mountain Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "DT" in the case of Diamond Tree and the trading symbol "GAS" in the case of Blue Mountain. On July 14, 2006, the last trading day prior to the date of public announcement of the Offer by Diamond Tree and Blue Mountain, the closing price of the Diamond Tree Shares on the TSX was $5.70, and the closing price of the Blue Mountain Shares on the TSX was $4.30. Based on the July 14, 2006 closing price of the Diamond Tree Shares, the Offer implies a value of $5.13 per Blue Mountain Share, which represents a 19.3% premium over the closing price of the Blue Mountain Shares on July 14, 2006.

For a discussion of various risk factors that Blue Mountain Shareholders should consider in evaluating the Offer, see "Purpose of the Offer and Plans for Blue Mountain - Business Combination Risk Factors" in the Circular and the risks described in Diamond Tree's annual information form, dated March 16, 2006 (for the year ended December 31, 2005), which is incorporated by reference into this Offer and Circular.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its office in Calgary or Toronto, as set out below and in the Letter of Transmittal. Persons whose Blue Mountain Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Blue Mountain Shares.

THE DEPOSITARY FOR THE OFFER IS:

CIBC MELLON TRUST COMPANY

The office of the Depositary is:

By Registered Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Mail, Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

600, The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Inquiries

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Fax: (416) 643-3148
E-mail: inquiries@cibcmellon.com

THE INFORMATION AGENT FOR THE OFFER IS:

GEORGESON SHAREHOLDER
COMMUNICATIONS CANADA, INC.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-390-5137

NOTICE TO BLUE MOUNTAIN SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Diamond Tree Shares offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements, including oil and gas disclosure requirements, of certain provinces and territories of Canada. Blue Mountain Shareholders (as hereinafter defined) should be aware that these requirements are different from those in force in the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Blue Mountain Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as Diamond Tree and Blue Mountain are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue Diamond Tree or Blue Mountain or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Diamond Tree or Blue Mountain and their affiliates to subject themselves to the jurisdiction of a court in the U.S. or to enforce a judgment obtained from a court in the U.S.

Blue Mountain Shareholders should be aware that the acquisition of the Diamond Tree Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. Blue Mountain Shareholders are advised to consult their own tax advisors to determine the particular tax consequences to them of acquiring the Diamond Tree Shares. See "Canadian Federal Income Tax Considerations" in the Circular for information concerning the Canadian income tax consequences of an exchange of shares under the Offer and in certain other circumstances.

Blue Mountain Shareholders should be aware that Diamond Tree or its affiliates, directly or indirectly, may bid for or purchase Blue Mountain Shares other than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial or territorial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Diamond Tree or the Depositary.

The Diamond Tree Shares issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. The Diamond Tree Shares offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or under the securities laws of any state or district of the United States or elsewhere. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d- 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. Diamond Tree will make the Offer, and will issue Diamond Tree Shares pursuant to the Offer, only to those Blue Mountain Shareholders resident in the United States to

whom the Offer can be made in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder.

Those residents of the United States who receive Diamond Tree Shares pursuant to the Offer on the basis of this aforementioned exemption are cautioned that those securities may be subject to resale restrictions under federal and state securities laws in the United States. Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions.

No Diamond Tree Shares will be distributed in the United States or to or for the account or for the benefit of a person in the United States, or to any person who is resident of any jurisdiction other than Canada, unless Diamond Tree is satisfied that the Diamond Tree Shares may be distributed in such other jurisdictions without further action by Diamond Tree or on a basis otherwise determined acceptable to Diamond Tree in its sole discretion.

This document does not constitute an offer or a solicitation in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. Diamond Tree may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders not resident in Canada.

FORWARD LOOKING STATEMENTS

Certain statements and information contained in the accompanying Circular under the heading "Purpose of the Offer and Plans for Blue Mountain", and certain statements and information contained elsewhere in, or incorporated by reference in, this document, are "forward-looking statements" and are not statements of historical fact.

Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may describe expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Diamond Tree as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Diamond Tree, including completion of the proposed business combination transaction with Blue Mountain, risks associated with the oil and gas industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information. Assumptions relating to certain forward-looking information contained in this document are set out herein. Forward-looking information relating to the number of Diamond Tree Shares expected to be outstanding after giving effect to the business combination with Blue Mountain, and the timing of certain critical events associated with the business combination transaction are based upon covenants, representations and warranties contained in the Pre-Acquisition Agreement. Although Diamond Tree believes that the expectations reflected in the forward-looking statements set out in this document, or incorporated herein by reference, are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Diamond Tree contained in this document, or incorporated herein by reference, are expressly qualified, in their entirety, by this cautionary statement. Various risks associated with the operations of Diamond Tree are discussed in detail in Diamond Tree's annual information form for the year ended December 31, 2005, which was filed on SEDAR on March 20, 2006 and which is available at www.sedar.com.

In respect of forward-looking information contained in documents incorporated by reference herein, readers are also referred to cautionary statements relating to such forward-looking information contained in those documents.

NON-GAAP MEASURES

Readers are cautioned that the term "cash flow from operations", which is used in this document in relation to Blue Mountain, is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure has been used by Blue Mountain in its public disclosures in order to provide additional information regarding Blue Mountain's liquidity and its ability to generate funds to finance its operations. Diamond Tree understands that management of Blue Mountain views "cash flow from operations" as a key measure to assess the ability of Blue Mountain to finance operating activities and capital expenditures. The term "cash flow from operations", when used in relation to Blue Mountain, is intended to be synonymous with "funds from operations". All references to "cash flow from operations" of Blue Mountain, are based on cash flow provided by operating activities before changes in non-cash working capital items.

Readers are cautioned that the term "cash flow from continuing operations", which is used in this document in relation to Diamond Tree (and in Diamond Tree documents incorporated by reference), is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Management of Diamond Tree is of the view that "cash flow from continuing operations" provides useful information to investors and management since it is an indicator of Diamond Tree's ability to fund future capital expenditures and to repay debt. Cash flow from continuing operations for Diamond Tree is calculated before changes in non-cash working capital. A reconciliation of Diamond Tree's cash flow from continuing operations to its net earnings, the most comparable measure calculated in accordance with GAAP, is contained in Diamond Tree's interim MD&A, dated May 8, 2006, which is incorporated herein by reference.

CURRENCY

All dollar references in the Offer and the Circular are stated in Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, holders of Blue Mountain Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer is required to be, but has not been, qualified or registered. However, Diamond Tree may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Blue Mountain Shares in any such jurisdiction.

INFORMATION RELATING TO BLUE MOUNTAIN

The information concerning Blue Mountain contained in the Offer and the Circular has been taken from or is based primarily upon publicly available documents and records of Blue Mountain on file with Canadian securities regulatory authorities and other public sources and information provided to Diamond Tree by Blue Mountain. Although Diamond Tree has no knowledge that would indicate that any statements relating to Blue Mountain contained herein, which are based on such information or contained in such documents and records, are inaccurate or incomplete, neither Diamond Tree nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Blue Mountain to disclose events that may have occurred or that may affect the significance or accuracy of such information, but which are unknown to Diamond Tree.

TABLE OF CONTENTS

Page

DEFINITIONS

Whenever used in the Offer and the accompanying Circular, the following words and terms have the meanings set out below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as in effect on the date hereof;

"**affiliate**" has the meaning contemplated by the ABCA;

"**AJM** " means AJM Petroleum Consultants, Calgary, Alberta;

"**AJM Report**" means the report of AJM evaluating the crude oil, natural gas liquids and natural gas reserves of Diamond Tree effective December 31, 2005;

"**AMF**" means Autorité des marchés financiers (Québec);

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as in effect on the date hereof;

"**Blue Mountain**" means Blue Mountain Energy Ltd., a corporation amalgamated under the ABCA;

"**Blue Mountain Acquisition Proposal**" means any inquiry or communication or the making of any proposal or offer to Blue Mountain or its securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Blue Mountain or its securityholders of any securities of Blue Mountain (other than on exercise of currently outstanding Blue Mountain Options or Blue Mountain Warrants); (ii) any acquisition of a significant amount of assets of Blue Mountain; (iii) an amalgamation, arrangement, merger or consolidation of Blue Mountain; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blue Mountain or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or which would or could reasonably be expected to materially reduce the benefits to Diamond Tree under the Pre-Acquisition Agreement;

"**Blue Mountain Options**" means the 2,484,732 outstanding options to acquire Blue Mountain Shares;

"**Blue Mountain Securities**" means, collectively, Blue Mountain Shares, Blue Mountain Options and Blue Mountain Warrants;

"**Blue Mountain Securityholders**" means, collectively, holders of Blue Mountain Securities;

"**Blue Mountain Shareholder**" means a holder of Blue Mountain Shares;

"**Blue Mountain Warrants**" means the 376,267 outstanding warrants to acquire Blue Mountain Shares;

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"Cancellation Agreements" means the cancellation of convertible securities agreements entered into between Blue Mountain, Diamond Tree and the holders of outstanding Blue Mountain Options and Blue Mountain Warrants, which agreements provide for holders of Blue Mountain Options and Blue Mountain Warrants to: (i) exercise or surrender their Blue Mountain Options and Blue Mountain Warrants prior to the Expiry Time and tender any Blue Mountain Shares acquired in connection with any such exercise of Blue Mountain Options or Blue Mountain Warrants to the Offer; or (ii) alternatively, surrender all in-the-money Blue Mountain Options and Blue Mountain Warrants in exchange for a number of Blue Mountain Shares determined in accordance with such agreements and surrender all out-of-the-money Blue Mountain Options and Blue Mountain Warrants for cancellation (see "Pre-Acquisition Agreement – Blue Mountain Options and Blue Mountain Warrants" in the Circular);

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto in the Circular under the heading "Acquisition of Blue Mountain Shares Not Deposited - Compulsory Acquisition";

"Depositing Blue Mountain Shareholder" means a Blue Mountain Shareholder who tenders Blue Mountain Shares in acceptance of the Offer or whose Blue Mountain Shares are tendered to the Offer on such shareholder's behalf;

"Diamond Tree" means Diamond Tree Energy Ltd., a corporation incorporated under the ABCA;

"Diamond Tree Shares" means common shares in the capital of Diamond Tree;

"diluted basis" with respect to the number of outstanding Blue Mountain Shares at any time, means such number of outstanding Blue Mountain Shares actually issued and outstanding, together with all Blue Mountain Shares that may be issued on the exercise of all outstanding Blue Mountain Options, Blue Mountain Warrants and other rights, if any, to purchase or acquire Blue Mountain Shares;

"Directors' Circular" means the circular prepared by the board of directors of Blue Mountain in relation to the Offer, which is to be sent to all Blue Mountain Securityholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means September 11, 2006 or such other date or dates as may be fixed by Diamond Tree from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Diamond Tree from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"GAAP" means Canadian generally accepted accounting principles;

"Initial Expiry Time" means 4:30 p.m. (Calgary time) on September 11, 2006;

"**Information Agent**" means Georgeson Shareholder Communications Canada, Inc.;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular (which is printed on blue paper);

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Blue Mountain or Diamond Tree, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Blue Mountain or Diamond Tree, as the case may be, other than a material adverse change: (i) that relates to or arises out of a matter that was, prior to July 16, 2006, publicly disclosed by Diamond Tree or Blue Mountain, as applicable, or otherwise disclosed in writing to the other; (ii) that relates to or arises out of conditions affecting the western Canadian oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; (v) that arises out of any action taken by Blue Mountain or Diamond Tree, as the case may be, with the approval, consent or authority of the other; or (vi) that relates in any way to the results of any well commenced or completed by Blue Mountain or Diamond Tree, as the case may be, after July 16, 2006;

"**Material Adverse Effect**" in relation to any circumstance, event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Blue Mountain considered as a whole or Diamond Tree considered as a whole, as applicable, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that was publicly disclosed or otherwise disclosed in writing to Diamond Tree or Blue Mountain, as applicable, prior to July 16, 2006; (ii) that relates to or arises out of conditions affecting the western Canadian oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; (v) that arises out of any action taken by Blue Mountain or Diamond Tree, as the case may be, with the approval, consent or authority of the other; or (vi) that relates in any way to the results of any well commenced or completed by Blue Mountain or Diamond Tree, as the case may be, after July 16, 2006;

"**Minimum Condition**" has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Minimum Required Shares**" means at least that number of the outstanding Blue Mountain Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Diamond Tree waives or reduces the Minimum Condition in accordance with the Pre-Acquisition Agreement, in which case "**Minimum Required Shares**" means that number of the outstanding Blue Mountain Shares that Diamond Tree takes up on the Take-up Date;

"**nearest whole number**" means, with respect to the rounding of fractional shares, that where the fraction is 0.5 or greater such fraction shall be rounded up to the next whole number and where the fraction is less than 0.5 such fraction shall be rounded down to the next whole number;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (which is printed on yellow paper);

"**Offer**" means this offer by Diamond Tree to purchase Blue Mountain Shares;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means OSC Rule 61-501, entitled *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions*;

"Outside Date" means the date that is 60 days following the date on which the Initial Expiry Time occurs, being November 10, 2006;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Pre-Acquisition Agreement" means the agreement, dated July 16, 2006, between Diamond Tree and Blue Mountain pursuant to which, among other things, Diamond Tree agreed to make the Offer, subject to the provisions thereof;

"Pre-Tender Agreements" means agreements between the Tendering Shareholders and Diamond Tree pursuant to which such holders have agreed to tender their Blue Mountain Shares under the Offer;

"Regulation Q-27" means Regulation Q-27 of the AMF, entitled "Regulation Q-27 Respecting Protection Of Minority Securityholders In The Course Of Certain Transactions";

"Second Stage Transaction" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions pursuant to which Diamond Tree acquires the balance of the outstanding Blue Mountain Shares not tendered to the Offer by Blue Mountain Shareholders;

"Securities Laws" means all applicable corporate laws, including those set out in the ABCA, and any applicable Canadian provincial securities laws and any other applicable securities laws in Canada or the United States;

"SEDAR" means the Canadian System for Electronic Document Analysis and Retrieval;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta), in effect as of the date hereof;

"Superior Proposal" means a written *bona fide* Blue Mountain Acquisition Proposal that the board of directors of Blue Mountain determines in good faith: (i) is funded, in that funds or other consideration necessary for the Blue Mountain Acquisition Proposal are or are likely to be available; and (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for the securityholders of Blue Mountain than the Offer (in its then current form) and can be carried out in a reasonable timeframe, and in respect of which the board of directors of Blue Mountain further determines, after receiving the advice of outside counsel, as reflected in minutes of the board of directors of Blue Mountain, that negotiations with the third party who made the Blue Mountain Acquisition Proposal are necessary for the board of directors of Blue Mountain to discharge its fiduciary duties under applicable laws;

"Take-over Proposal" means a proposal or offer (other than by Diamond Tree) to acquire 20% or more of the outstanding Blue Mountain Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Blue Mountain, or a subsidiary of Blue Mountain, or any proposal, offer or agreement to acquire 20% or more in value of the assets of Blue Mountain;

"**Take-up Date**" means the date that Diamond Tree first takes up and acquires Blue Mountain Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"**Tendering Shareholders**" means the holders of Blue Mountain Shares who have entered into the Pre-Tender Agreements, being the current officers and directors of Blue Mountain;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

For purposes of the Offer and the Circular, Blue Mountain Options and Blue Mountain Warrants are considered to be "**in-the-money**" if they have an exercise price equal to or less than $5.13 per share and are considered to be "**out-of-the money**" if they have an exercise price in excess of $5.13.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbls	barrels	Mcf	thousand cubic feet
Bbls/d	barrels of oil per day	Mcf/d	thousand cubic feet per day
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas	MBOE	1,000 barrels of oil equivalent
BOE/d	barrel of oil equivalent per day		

Other

$000s or $M	thousands of dollars
NGL	Natural Gas Liquids

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	1.621
Acres	Hectares	0.405
Hectares	Acres	2.471

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular and in the Letter of Transmittal and the Notice of Guaranteed Delivery, and should be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by Diamond Tree for all of the outstanding Blue Mountain Shares, including Blue Mountain Shares that may become outstanding on the exercise of Blue Mountain Options and Blue Mountain Warrants. The Offer is open for acceptance until, but not later than, the Expiry Time, unless the Offer is withdrawn or extended by Diamond Tree.

The Offer is made only for Blue Mountain Shares and not for any Blue Mountain Options, Blue Mountain Warrants or other rights to acquire Blue Mountain Shares. It is a condition of the Offer that all Blue Mountain Options, Blue Mountain Warrants and other rights to acquire Blue Mountain Shares, if any, shall either have been exercised or terminated or otherwise dealt with on a basis acceptable to Diamond Tree prior to the time that Diamond Tree takes-up any Blue Mountain Shares pursuant to the Offer. Any holder of Blue Mountain Options or Blue Mountain Warrants who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options or warrants, obtain a certificate representing the Blue Mountain Shares thereby acquired and deposit those Blue Mountain Shares in accordance with the Offer.

The obligation of Diamond Tree to take up and pay for Blue Mountain Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation of the Board of Directors of Blue Mountain

The board of directors of Blue Mountain has unanimously approved the Offer and recommended that Shareholders of Blue Mountain accept the Offer, and has determined, based on advice from GMP Securities L.P., that the Offer is fair, from a financial point of view, to the holders of Blue Mountain Shares. For further information, refer to the Directors' Circular of the board of directors of Blue Mountain.

Basis of the Offer

The basis of the Offer is 0.90 of a Diamond Tree Share for each Blue Mountain Share deposited under the Offer. See Section 1 of the Offer, "The Offer".

No fractional Diamond Tree Shares will be issued. Any holder of Blue Mountain Shares who would otherwise be entitled to a fractional Diamond Tree Share will be entitled to receive the nearest whole number of Diamond Tree Shares. In calculating such fractional interest, all Blue Mountain Shares held by a Blue Mountain Shareholder shall be aggregated.

Diamond Tree Energy Ltd.

The business of Diamond Tree is the acquisition of, exploration for, and development and production of petroleum and natural gas in western Canada. Disclosure documents of Diamond Tree are available through the internet on the SEDAR website at www.sedar.com. See "Diamond Tree Energy Ltd." in the Circular.

Blue Mountain Energy Ltd.

The business of Blue Mountain is the acquisition of, exploration for, and development and production of petroleum and natural gas in western Canada. Disclosure documents of Blue Mountain are available through the internet on the SEDAR website at www.sedar.com. See "Blue Mountain Energy Ltd." in the Circular.

Purpose of the Offer and Plans for Blue Mountain

The purpose of the Offer is to enable Diamond Tree to acquire all of the outstanding Blue Mountain Shares.

If Diamond Tree takes up and pays for Blue Mountain Shares deposited pursuant to the Offer, Diamond Tree intends to seek to acquire, directly or indirectly, all of the remaining Blue Mountain Shares not deposited under the Offer in reliance upon the compulsory acquisition procedures contained in Part 16 of the ABCA or by means of a Second Stage Transaction. Diamond Tree will cause the Blue Mountain Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such transaction. See "Acquisition of Blue Mountain Shares Not Deposited" in the Circular.

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Blue Mountain to allow nominees of Diamond Tree to comprise the entire board of directors of Blue Mountain. If Blue Mountain becomes a wholly-owned subsidiary of Diamond Tree, Diamond Tree may continue to operate Blue Mountain as a wholly-owned subsidiary or Blue Mountain may be amalgamated with, or wound-up into, Diamond Tree or an affiliate of Diamond Tree or Blue Mountain's assets may otherwise be combined with Diamond Tree's assets.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Diamond Tree intends to delist the Blue Mountain Shares from the TSX and cause Blue Mountain to cease to be a reporting issuer under applicable Securities Laws in Canada. See "Purpose of the Offer and Plans for Blue Mountain" in the Circular.

Reasons for the Offer

Diamond Tree believes that the business combination with Blue Mountain will allow Diamond Tree to expand the scope of its operations in its core areas in Alberta and to achieve a degree of diversification in its asset base. In many cases, the Blue Mountain properties are located in close proximity to Diamond Tree properties and are expected to provide additional development drilling locations. Benefits to Blue Mountain Shareholders from a combination of Diamond Tree and Blue Mountain include:

- Based upon the closing price of the Diamond Tree Shares on July 14, 2006, the Offer represents a significant premium to the trading price of the Blue Mountain Shares prior to the announcement of the Offer;

- An opportunity to participate in a well managed, financially strong company with a more diversified asset and production base;

- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Blue Mountain and Diamond Tree; and

- Enhanced liquidity as Diamond Tree will have a significantly larger market capitalization than Blue Mountain alone.

See "Background to and Reasons for the Offer" in the Circular.

Selected *Pro Forma* Operating Information

The following table sets out certain operating information for Diamond Tree and Blue Mountain on a stand alone basis and certain *pro forma* combined operating information for Diamond Tree and Blue Mountain after giving effect to the acquisition of all of the issued and outstanding Blue Mountain Shares pursuant to the Offer, as at the dates indicated.

	Diamond Tree	**Blue Mountain**	***Pro Forma* Combined**
Crude Oil Wells(1) (includes producing and shut-in)			
Gross	14	88	102
Net	13.7	56.7	70.4
Natural Gas Wells(1)			
Gross	41	131	172
Net	34.4	75.6	110
Undeveloped Land Holdings(1)(2)			
Gross Acres	67,120	187,963	255,083
Net Acres	57,700	137,830	195,530
Reserves (MBOE)(3)			
Proved	3,387	3,075	6,462
Probable	2,085	1,798	3,883
Total	5,472	4,874	10,346
Production(4)			
Natural Gas Production (Mcf/d)	8,189	9,539	17,728
Crude Oil & NGL Production (Bbls/d)	533	583	1,116
Total Production (BOE/d)	1,898	2,173	4,071

Notes:

(1) As at December 31, 2005.

(2) In addition, Diamond Tree had approximately 27,000 acres under option through a number of farm-ins as at December 31, 2005.

(3) As at December 31, 2005. Diamond Tree information is based upon the AJM Report and Blue Mountain information is derived from publicly available Blue Mountain documents. Based on company gross reserves at forecast prices and costs, as at December 31, 2005, in respect of Diamond Tree and Blue Mountain.

(4) Average daily production for the month of June 2006. Average Diamond Tree production for the month of June 2006 is based on field estimates before transportation. Blue Mountain average production information for June 2006 has been supplied to Diamond Tree by Blue Mountain.

Selected *Pro Forma* Consolidated Financial Information

The following table sets out certain consolidated financial information for Diamond Tree and Blue Mountain on a stand alone basis and certain *pro forma* consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Blue Mountain Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the *pro forma* consolidated financial statements of Diamond Tree, including the notes thereto, set out in Appendix "A" to the Circular.

($000s, except per share amounts)	As at and for the year ended December 31, 2005(2) Diamond Tree	Blue Mountain	*Pro Forma* Consolidated As at and for the year ended December 31, 2005(1)
Revenue (before transportation)	50,631	51,389	102,020
Net Earnings (Loss)	9,251	622	8,192
Per Share - basic	0.48	0.03	0.21
Per Share - diluted	0.43	0.03	0.20
Cash Flow from Operations(3)	29,093	25,228	54,161
Per Share - basic	1.50	1.18	1.38
Per Share - diluted	1.36	1.16	1.31
Capital Expenditures, net	42,341	36,403	78,744
Weighted Average Common Shares Outstanding			
Basic	19,401	21,413	39,239
Diluted	21,395	21,719	41,233

Notes:

(1) See the notes to the unaudited *Pro Forma* Consolidated Financial Statements set out in Appendix "A" for assumptions and adjustments.

(2) Information is based upon the audited financial statements of each of Diamond Tree and Blue Mountain as at and for the year ended December 31, 2005.

(3) Cash flow from continuing operations in the case of Diamond Tree.

Pre-Acquisition Agreement

On July 16, 2006, Diamond Tree and Blue Mountain entered into the Pre-Acquisition Agreement, pursuant to which Diamond Tree agreed, subject to satisfaction of certain conditions set out therein, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Blue Mountain Shares validly deposited under the Offer and not withdrawn. In the Pre-Acquisition Agreement, Blue Mountain agreed to immediately cease and cause to be terminated all existing discussions and negotiations with others, that were initiated prior to the date of the Pre-Acquisition Agreement (including through any of Blue Mountain's officers, directors, employees, representatives or agents), with respect to any Blue Mountain Acquisition Proposal. Blue Mountain also agreed that it will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage any Blue Mountain Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, or prospects of Blue Mountain or the condition (financial or otherwise) of Blue Mountain, in connection with a Blue Mountain Acquisition Proposal, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Blue Mountain also agreed that it will not release any other person from any confidentiality or standstill agreements. The Pre-Acquisition Agreement does not prevent Blue

Mountain from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Blue Mountain or its representatives) seeks to initiate such discussions or negotiations, or from providing or furnishing such third party with information concerning Blue Mountain and its business, properties and assets, if such third party has first made a Superior Proposal and certain other conditions are met. In the event that Blue Mountain receives any inquiries, offers or proposals with respect to a Blue Mountain Acquisition Proposal, Blue Mountain has agreed that it will, before providing any information or participating in any negotiations or discussions with the applicable third party, enter into a confidentiality agreement with such third party, promptly notify Diamond Tree in writing that it is furnishing information or entering into discussions and negotiations with another person or entity and provide Diamond Tree with a copy of the confidentiality agreement entered into with the third party and, if not previously provided to Diamond Tree, copies of all information furnished to the third party concurrently with the provision of such information to the third party.

If Blue Mountain receives a Superior Proposal, Blue Mountain has agreed to give Diamond Tree, orally and in writing, at least 48 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice is to include a summary of the details of the Superior Proposal, including the identity of the third party making the Superior Proposal. During such 48 hour period, Blue Mountain has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and to not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 48 hour period, Blue Mountain has agreed to cause its financial and legal advisors to negotiate in good faith with Diamond Tree and its financial and legal advisors and to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Blue Mountain to proceed with the Offer, as amended, rather than the Superior Proposal. In the event Diamond Tree proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Blue Mountain Shareholders shall receive a value per Blue Mountain Share equal to or greater than the value per Blue Mountain Share provided in the Superior Proposal and so advises the board of directors of Blue Mountain prior to the expiry of the 48 hour period referred to above in this paragraph, the board of directors of Blue Mountain is precluded from: (i) accepting, recommending, approving or entering into any agreement to implement such Superior Proposal; (ii) releasing the third party making the Superior Proposal from any standstill provisions; and (iii) withdrawing, redefining, modifying or changing its recommendation in respect of the Offer.

Blue Mountain has agreed to pay to Diamond Tree a non-completion fee of $5.0 million in the event that: (i) the board of directors of Blue Mountain fails to recommend that Blue Mountain Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to Diamond Tree, redefines, modifies or changes its recommendation to holders of Blue Mountain Shares to accept the Offer or resolves to do so; (ii) the board of directors of Blue Mountain fails to reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Diamond Tree to do so, or upon a Take-Over Proposal being publicly announced in respect of Blue Mountain or proposed, offered or made to Blue Mountain or the holders of Blue Mountain Shares, within three Business Days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first; (iii) the board of directors of Blue Mountain recommends that Blue Mountain Shareholders deposit their Blue Mountain Shares under, vote in favour of, or otherwise accept, a Take-over Proposal; (iv) prior to expiry of the Offer, a *bona fide* Take-Over Proposal is publicly announced or made to all or substantially all holders of Blue Mountain Shares and, at the Expiry Time, the Minimum Condition has not been satisfied and such *bona fide* Take-Over Proposal (or another Take-Over Proposal) is subsequently completed within six months of the Expiry Time; (v) Blue Mountain accepts, recommends, approves or enters into any agreement with any person to implement a Take-Over Proposal prior to the Expiry Time (other than a confidentiality agreement in certain limited circumstances contemplated by the Pre-Acquisition Agreement); or (vi) Blue Mountain is in breach (other than a breach resulting from any action or matter that is not within the control of Blue Mountain and the basis for which was not known by Blue Mountain as of July 16, 2006) of any of its representations or warranties in the Pre-Acquisition Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change in respect of Blue Mountain or to materially impede completion of the Offer, or Blue Mountain is in breach of one or more of its covenants made in the Pre-Acquisition Agreement where such breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Blue Mountain or to materially impede the completion of the Offer, and Blue Mountain fails to cure such breach within five Business Days after receipt of written notice thereof from Diamond Tree (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). Blue Mountain has agreed to pay the $5.0 million non-completion fee forthwith upon the occurrence of any such event and in any event within two Business Days of the date of the earliest of such events to occur.

Diamond Tree has agreed to pay to Blue Mountain a non-completion fee of $5.0 million in the event that Diamond Tree is in breach (other than a breach resulting from any action or matter that is not within the control of Diamond Tree and the basis for which was not known by Diamond Tree as of July 16, 2006) of any of its representations or warranties in the Pre-Acquisition Agreement, which breach, individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Diamond Tree or to materially impede completion of the Offer or Diamond Tree is in breach of one or more of its covenants made in the Pre-Acquisition Agreement where such breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change in respect of Diamond Tree or to materially impede the completion of the Offer, and Diamond Tree fails to cure such breach within five Business Days after receipt of written notice thereof from Blue Mountain (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). Diamond Tree has agreed to pay the $5.0 million non-completion fee forthwith upon the occurrence of any such event and in any event within two Business Days of the date of the earliest of such events to occur.

Pre-Tender Agreements

Diamond Tree has entered into Pre-Tender Agreements with all of the directors and officers of Blue Mountain who hold an aggregate of 2,073,782 Blue Mountain Shares, 819,105 Blue Mountain Options and 365,368 Blue Mountain Warrants, representing (assuming the exercise of such Blue Mountain Options and Blue Mountain Warrants in full) approximately 13.4% of the outstanding Blue Mountain Shares (on a diluted basis). Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Blue Mountain Shares (together with any Blue Mountain Shares they may acquire the upon exercise of Blue Mountain Options and Blue Mountain Warrants and which they continue to own at the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Blue Mountain Options and Blue Mountain Warrants

The Offer is not made for Blue Mountain Options or Blue Mountain Warrants. The Pre-Acquisition Agreement provides that, all persons holding Blue Mountain Options or Blue Mountain Warrants who may do so under Securities Laws and in accordance with the terms of the Blue Mountain Options or Blue Mountain Warrants held by them, shall be entitled to exercise all of their Blue Mountain Options or Blue Mountain Warrants and tender the Blue Mountain Shares issued in connection therewith (and which they continue to own at the Expiry Time) under the Offer, upon payment of the applicable exercise price in full.

In the Pre-Acquisition Agreement, Diamond Tree consented to each holder of in-the-money Blue Mountain Options and in-the-money Blue Mountain Warrants surrendering such Blue Mountain Options and Blue Mountain Warrants, as applicable, to Blue Mountain prior to the Expiry Time in exchange for a number of Blue Mountain Shares determined in accordance with the Pre-Acquisition Agreement, provided such holder surrenders to Blue Mountain for cancellation his or her Blue Mountain Options and Blue Mountain Warrants, if any, that are out-of-the money.

Diamond Tree has entered into the Cancellation Agreements with Blue Mountain and the holders of outstanding Blue Mountain Options and Blue Mountain Warrants, pursuant to which such holders have agreed: (i) to exercise or surrender their Blue Mountain Options and Blue Mountain Warrants prior to the Expiry Time and tender the Blue Mountain Shares acquired in connection with any such exercise of Blue Mountain Options or Blue Mountain Warrants to the Offer; or (ii) alternatively, to surrender all in-the-money Blue Mountain Options and Blue Mountain Warrants in exchange for a number of Blue Mountain Shares determined in accordance with such agreements and to surrender all out-of-the-money Blue Mountain Options and Blue Mountain Warrants for cancellation. The holders have further agreed that any Blue Mountain Shares acquired by them in connection with the surrender of in-the-money Blue Mountain Options or Blue Mountain Warrants will be tendered to the Offer.

It is a condition of the Offer that all outstanding Blue Mountain Options and Blue Mountain Warrants shall either have been exercised or terminated (or otherwise dealt with on a basis acceptable to Diamond Tree) prior to Diamond Tree taking up any Blue Mountain Shares pursuant to the Offer.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time, unless extended or withdrawn by Diamond Tree. The Offer may be extended in certain circumstances described in the Pre-Acquisition Agreement at Diamond Tree's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Blue Mountain Shareholders who wish to accept the Offer must, prior to the Expiry Time, deposit the certificate or certificates representing their Blue Mountain Shares, together with a properly completed and executed Letter of Transmittal (or a facsimile copy of such manually executed Letter of Transmittal) and all other documents required by the Letter of Transmittal, at one of the offices of the Depositary specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. **Blue Mountain Shareholders whose Blue Mountain Shares are registered in the name of a nominee should contact such nominee (likely their stockbroker, investment dealer, bank, trust company or other intermediary), for assistance in depositing their Blue Mountain Shares.**

If the certificate or certificates representing Blue Mountain Shares are not available for deposit prior to the Expiry Time, a Blue Mountain Shareholder may accept the Offer by complying with the procedures for guaranteed delivery set out in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

Diamond Tree reserves the right to withdraw the Offer and not take up and pay for any Blue Mountain Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or are waived by Diamond Tree prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Blue Mountain Shares (calculated on a diluted basis), excluding Blue Mountain Shares that may not be included as part of any minority approval required in respect of a Second Stage Transaction.

The conditions of the Offer are for the exclusive benefit of Diamond Tree and may be waived by it, in its sole discretion (subject to certain restrictions set out in the Pre-Acquisition Agreement), in whole or in part, at any time and from time to time (subject to the Pre-acquisition Agreement and applicable law), both before and after the Expiry Time, without prejudice to any of the rights that Diamond Tree may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Take-up and Payment for Deposited Blue Mountain Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Diamond Tree, Diamond Tree will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Blue Mountain Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Blue Mountain Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. Under applicable Securities Laws, any Blue Mountain Shares deposited under the Offer after the first date on which Blue Mountain Shares are taken up by Diamond Tree are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take-up and Payment for Deposited Blue Mountain Shares".

Acquisition of Blue Mountain Shares Not Deposited

If Diamond Tree takes up and pays for Blue Mountain Shares deposited pursuant to the Offer, Diamond Tree intends to seek to acquire, directly or indirectly, all of the remaining Blue Mountain Shares not deposited under the Offer in reliance upon the compulsory acquisition procedures contained in Part 16 of the ABCA or by means of a Second Stage Transaction. Diamond Tree will cause the Blue Mountain Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such transaction. See "Acquisition of Blue Mountain Shares Not Deposited" in the Circular.

Business Combination Risks

Ownership of Diamond Tree Shares issuable in connection with the exchange of Blue Mountain Shares under the Offer is subject to certain risks. Blue Mountain Shareholders should carefully review the risk factors set out in the Circular before depositing Blue Mountain Shares pursuant to the Offer. See the information set out under the heading "Purpose of the Offer and Plans for Blue Mountain - Business

Combination Risk Factors" in the Circular and other risk factor information contained in, or incorporated by reference into, the Offer and Circular.

Stock Exchange Listings

The Diamond Tree Shares and the Blue Mountain Shares are listed and posted for trading on the TSX under the symbols "DT" and "GAS", respectively.

Market Price of Diamond Tree Shares and Blue Mountain Shares

On July 14, 2006, the last trading day prior to the date of public announcement of the Offer by Diamond Tree and Blue Mountain, the closing price of the Diamond Tree Shares on the TSX was $5.70, and the closing price of the Blue Mountain Shares on the TSX was $4.30.

Canadian Federal Income Tax Considerations

The exchange of the Blue Mountain Shares for Diamond Tree Shares should generally qualify as a share-for-share tax deferral under section 85.1 of the Tax Act unless a disposing holder elects to the contrary. This tax-deferred result will generally be automatic under section 85.1 of the Tax Act without any need to file tax elections. However, Blue Mountain Shareholders may also consider making an election under subsection 85(1) or 85(2) of the Tax Act with respect to Blue Mountain Shares tendered by complying with the procedures set out under "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates for the Blue Mountain Shares and accompanying Letters of Transmittal at its offices in Calgary or Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Blue Mountain Shareholder who deposits Blue Mountain Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service. Blue Mountain Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Blue Mountain Shares with the Depositary. See "Depositary" in the Circular.

Information Agent

Diamond Tree has retained Georgeson Shareholder Communications Canada, Inc. to act as information agent for the Offer. The Information Agent may contact holders of Blue Mountain Shares by mail, telephone, facsimile or email and may also conduct personal interviews and may request that brokers, dealers, banks, trust companies and other intermediaries forward materials relating to the Offer to beneficial owners of Blue Mountain Shares. See "Information Agent" in the Circular. No fee or commission will be payable by Blue Mountain Shareholders who transmit their Blue Mountain Shares directly to the Depositary to accept the Offer. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF BLUE MOUNTAIN ENERGY LTD. AND TO HOLDERS OF BLUE MOUNTAIN OPTIONS AND BLUE MOUNTAIN WARRANTS

1. The Offer

Offer for the Blue Mountain Shares

Diamond Tree hereby offers to purchase all outstanding Blue Mountain Shares (including Blue Mountain Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Blue Mountain Options and Blue Mountain Warrants), on the basis of 0.90 of a Diamond Tree Share for each Blue Mountain Share.

General

No fractional Diamond Tree Shares will be issued. Any holder of Blue Mountain Shares who would otherwise be entitled to a fractional Diamond Tree Share will be entitled to receive the nearest whole number of Diamond Tree Shares. In calculating such fractional interest, all Blue Mountain Shares held by a Blue Mountain Shareholder shall be aggregated.

The Offer is made only for the Blue Mountain Shares and not for any Blue Mountain Options, Blue Mountain Warrants or other rights to acquire Blue Mountain Shares. It is a condition of the Offer that all Blue Mountain Options, Blue Mountain Warrants and other rights to acquire Blue Mountain Shares, if any, shall either have been exercised, terminated (or otherwise dealt with on a basis acceptable to Diamond Tree) prior to the time that Diamond Tree takes-up any Blue Mountain Shares pursuant to the Offer. Any holder of Blue Mountain Options or Blue Mountain Warrants who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options or warrants, obtain a certificate representing the Blue Mountain Shares thereby acquired and deposit those Blue Mountain Shares in accordance with the Offer.

In the Pre-Acquisition Agreement, Diamond Tree consented to holders of in-the-money Blue Mountain Options and in-the-money Blue Mountain Warrants surrendering such Blue Mountain Options and Blue Mountain Warrants, as applicable, to Blue Mountain prior to the Expiry Time in exchange for a number of Blue Mountain Shares determined in accordance with the Pre-Acquisition Agreement, provided such holder surrenders to Blue Mountain for cancellation his or her Blue Mountain Options and Blue Mountain Warrants, if any, that are not in-the-money, and holders of Blue Mountain Options and Blue Mountain Warrants may avail themselves of that alternative.

The exchange of the Blue Mountain Shares for Diamond Tree Shares should generally qualify as a share-for-share tax deferral under section 85.1 of the Tax Act, but Blue Mountain Shareholders may also consider making an election under subsection 85(1) or 85(2) of the Tax Act with respect to Blue Mountain Shares tendered by complying with the procedures set out under "Canadian Federal Income Tax Considerations" in the Circular.

Blue Mountain Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Blue Mountain Shares directly with the Depositary. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Blue Mountain Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Diamond Tree Shares will be distributed in the United States or to or for the account, or for the benefit, of a person in the United States or to any person who is resident of any jurisdiction outside Canada, unless Diamond Tree is satisfied that the Diamond Tree Shares may be distributed in such other jurisdiction without further action by Diamond Tree or on a basis otherwise determined acceptable to Diamond Tree in its sole discretion.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by Diamond Tree. Diamond Tree may extend or vary the Offer, at its sole discretion subject to certain restrictions set out in the Pre-Acquisition Agreement. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Blue Mountain Shareholders may accept the Offer by delivering the following materials to the Depositary (at one of the offices of the Depositary listed in the Letter of Transmittal), such that they are physically received by the Depositary prior to the Expiry Time:

(a) the certificate or certificates representing the Blue Mountain Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal (which is on blue paper), or a facsimile copy of such manually executed Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Blue Mountain Shares are not available for deposit prior to the Expiry Time, Blue Mountain Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set out below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Blue Mountain Shares being deposited (as shown on the register of Blue Mountain Shareholders maintained on behalf of Blue Mountain by the registrar and transfer agent for the Blue Mountain Shares), or if the certificates representing the Diamond Tree Shares issuable in exchange for Blue Mountain Shares under the Offer are to be issued to a person other than such registered owner(s) or if the certificate for any Blue Mountain Shares deposited but not tendered is to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Blue Mountain Shares deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Blue Mountain Shareholder wishes to deposit Blue Mountain Shares pursuant to the Offer and either: (i) the certificate or certificates representing such Blue Mountain Shares are not immediately available; or (ii) such Blue Mountain Shareholder cannot deliver the certificate or certificates representing such Blue Mountain Shares and all other required documents to the Depositary prior to the Expiry Time, such Blue Mountain Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a facsimile copy of such manually executed Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, as set out in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Blue Mountain Shares (in proper form for transfer), together with a properly completed and duly executed Letter of Transmittal, or a facsimile copy of such manually executed Letter of Transmittal, covering the Blue Mountain Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto (as set out in the Letter of Transmittal) at or before 5:00 p.m. (Toronto time) on the third trading day (on the TSX) after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery.

General

In all cases, payment for Blue Mountain Shares deposited and taken up by Diamond Tree pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Blue Mountain Shares together with a properly completed and duly executed Letter of Transmittal, or a facsimile copy of such manually executed Letter of Transmittal, covering such Blue Mountain Shares and any other required documents, with signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, any certificates representing the Blue Mountain Shares and all other required documents is at the option and risk of the person depositing the same. Diamond Tree recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Diamond Tree recommends that registered mail with return receipt requested be used and that proper insurance be obtained. Delivery will only be effective upon actual receipt by the Depository.

Blue Mountain Shareholders whose Blue Mountain Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Blue Mountain Shares.

Except as otherwise provided herein or in the Pre-Acquisition Agreement, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of tendered Blue Mountain Shares and the related Letter of Transmittal duly completed and executed.

An executed Letter of Transmittal irrevocably constitutes and appoints any officer of Diamond Tree, and each of them, and any other person designated by Diamond Tree in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Blue Mountain Shareholder with respect to the Blue Mountain Shares deposited under such Letter of Transmittal that are taken up and paid for under the Offer (the "**Purchased Shares**") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer (collectively, the "**Other Securities**"), effective on and after the date that Diamond Tree takes up and pays for the Purchased Shares (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Blue Mountain Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Blue Mountain; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Blue Mountain Shareholder in respect of such Purchased Shares and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Blue Mountain, and to execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Securities. Furthermore, a holder of Purchased Shares or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Blue Mountain and, except as may otherwise be agreed, not to exercise any of the other rights or privileges attached to the Purchased Shares or Other Securities, and agrees to execute and deliver to Diamond Tree any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by Diamond Tree as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A holder of Purchased Shares or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to Diamond Tree and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Blue Mountain Shares pursuant to the procedures herein described will constitute a binding agreement between the Depositing Blue Mountain Shareholder and Diamond Tree upon the terms and subject to the conditions of the Offer, including the Depositing Blue Mountain Shareholder's representation and warranty that: (i) such Blue Mountain Shareholder has full power and authority to deposit, sell, assign and transfer the Blue Mountain Shares being deposited (and any Other Securities) and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Blue Mountain Shares (or Other Securities) to any other person; (ii) such Blue Mountain Shareholder owns the Blue Mountain

Shares being deposited (and any Other Securities); (iii) the deposit of such Blue Mountain Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Blue Mountain Shares are taken up and paid for by Diamond Tree, Diamond Tree will acquire good title thereto (and to any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Blue Mountain Shares deposited pursuant to the Offer will be determined by Diamond Tree in its sole discretion. Depositing Blue Mountain Shareholders agree that all such determinations shall be final and binding. Diamond Tree reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, Diamond Tree is not legally permitted to accept under the laws of any applicable jurisdiction. Diamond Tree reserves the absolute right to waive any defect or irregularity in the deposit of any Blue Mountain Shares. **There shall be no duty or obligation on Diamond Tree, the Depositary, the Information Agent or any other person acting on behalf of Diamond Tree to give notice of any defect or irregularity in any deposit of Blue Mountain Shares and no liability shall be incurred by any of them for failure to give any such notice. Diamond Tree's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.**

Diamond Tree reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Diamond Tree reserves the right to withdraw or terminate the Offer and not take up and pay for any Blue Mountain Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Blue Mountain Shares deposited under the Offer, unless all of the following conditions have been satisfied, or have been waived at or prior to the Expiry Time by Diamond Tree:

(a) at the Expiry Time, and at the time Diamond Tree first takes up Blue Mountain Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Blue Mountain Shares (calculated on a diluted basis), excluding Blue Mountain Shares that may not be included as part of the minority approval of a Second Stage Transaction (the "**Minimum Condition**");

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Diamond Tree, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Diamond Tree in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws or regulations or imposed by any governmental authority having jurisdiction over Blue Mountain, Diamond Tree, the Offer or any other transaction contemplated by the Offer with respect to any such matters, shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Blue Mountain carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Diamond Tree, acting reasonably:

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Diamond Tree of the Blue Mountain Shares or the right of Diamond Tree to own or exercise full rights of ownership of the Blue Mountain Shares;

(ii) has had, or if the Offer was consummated would result in, a material adverse effect on Blue Mountain or would have a Material Adverse Effect on Diamond Tree or Diamond Tree's ability to complete the Offer, as determined by Diamond Tree, acting reasonably; or

(iii) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving Diamond Tree or an affiliate of Diamond Tree (or both) and Blue Mountain or the holders of Blue Mountain Shares (or both), which Diamond Tree (or any affiliate) may wish to undertake to cause Blue Mountain to become, directly or indirectly, a wholly-owned subsidiary of Diamond Tree or to effect a Second Stage Transaction;

(d) Diamond Tree shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Diamond Tree making the Offer or taking up and paying for all of the Blue Mountain Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Blue Mountain Shares not acquired under the Offer;

(e) Diamond Tree shall have determined, in its sole judgment, acting reasonably, that (i) Blue Mountain shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein), and (ii) all representations and warranties of Blue Mountain contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) and shall not have ceased to be true and correct in any material respect thereafter (without giving effect to any materiality qualifiers contained therein), provided that Blue Mountain has been given notice of and five Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) Diamond Tree shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Blue Mountain shall exist or shall have occurred;

(g) Diamond Tree shall have determined in its sole judgment, acting reasonably, that the transactions contemplated by the Offer may be completed without need for a formal valuation of either Diamond Tree or Blue Mountain or minority approval of the securityholders of Diamond Tree or Blue Mountain pursuant to OSC Rule 61-501 or any similar rule in force in any other jurisdiction;

(h) the Pre-Acquisition Agreement shall not have been terminated or Diamond Tree shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Diamond Tree to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Blue Mountain or to the value of the Blue Mountain Shares to Diamond Tree;

(i) Diamond Tree shall in its sole judgment, acting reasonably, be satisfied that all outstanding Blue Mountain Options, Blue Mountain Warrants and all other rights to acquire any Blue Mountain Shares, if any, shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Diamond Tree, acting reasonably, prior to Diamond Tree taking up any Blue Mountain Shares pursuant to the Offer; and

(j) each of the directors and officers of Blue Mountain (other than those agreed to by Diamond Tree) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors) and shall have delivered a release in favour of Blue Mountain and Diamond Tree, effective on the Take-up Date, in form and substance and on such terms as are satisfactory to Diamond Tree.

The foregoing conditions are for the exclusive benefit of Diamond Tree. Diamond Tree may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including any action or inaction of Diamond Tree). Diamond Tree may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (but subject to the Pre-Acquisition Agreement), without prejudice to any other rights that Diamond Tree may have.

The failure by Diamond Tree at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be exercised or asserted at any time and from time to time. Any determination by Diamond Tree concerning the conditions or events described in this Section 4 will be final and binding upon Blue Mountain and all Blue Mountain Shareholders.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon Diamond Tree providing written notice (or other communication confirmed in writing) to that effect to the Depositary at its office in Calgary, Alberta. Diamond Tree, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and shall cause the Depositary, if required by law, as soon as practicable thereafter, to notify the Blue Mountain Shareholders in the manner set out in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, Diamond Tree shall not be obligated to take up and pay for any Blue Mountain Shares deposited under such Offer and all certificates for deposited Blue Mountain Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the persons by whom they were deposited, at Diamond Tree's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Diamond Tree's sole discretion as permitted by the Pre-Acquisition Agreement.

Subject to the Pre-Acquisition Agreement, Diamond Tree reserves the right, in its sole discretion, to extend the Offer one or more times to a date or dates no later than 60 days following the date on which the Initial Expiry Time occurs (or otherwise as permitted by applicable law) if the conditions thereto set out in Section 4 of the Offer are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and Diamond Tree has, to the extent legally permitted, concurrently with or before such extension taken up and paid for all Blue Mountain Shares then validly tendered (and not properly withdrawn) pursuant to the Offer. In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Diamond Tree has agreed to extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval. In each such case Diamond Tree shall provide written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Diamond Tree will, forthwith after giving any such notice or communication, make a public announcement of the extension or variation, and will cause the Depositary (as soon as practicable thereafter) to provide a copy of such notice or communication, in the manner set out in Section 11 of the Offer, "Notice and Delivery", to all Blue Mountain Shareholders whose Blue Mountain Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered (or otherwise communicated in writing) to the Depositary at its office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Diamond Tree if all of the terms and conditions of the Offer, excluding those waived by Diamond Tree, have been fulfilled or complied with, unless Diamond Tree, to the extent it is legally permitted to do so, first takes up all of the Blue Mountain Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Blue Mountain Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Blue Mountain Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Diamond Tree in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Blue Mountain Shares". An extension of the Offer Period or a variation of the Offer will not constitute a waiver by Diamond Tree of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Blue Mountain Shares under the Offer is increased, the increased consideration will be paid to all Depositing Blue Mountain Shareholders whose Blue Mountain Shares are taken up under the Offer.

6. Take-up and Payment for Deposited Blue Mountain Shares

If all the conditions referred to in Section 4 of the Offer "Conditions of the Offer", are satisfied or waived by Diamond Tree, Diamond Tree will (unless it shall have withdrawn or terminated the Offer) become obligated to take up the Blue Mountain Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Blue Mountain Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Blue Mountain Shares deposited under the Offer after the first date on which Blue Mountain Shares have been taken up by Diamond Tree are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Diamond Tree expressly reserves the right in its sole discretion to delay taking up or paying for any Blue Mountain Shares or to terminate the Offer and not take up or pay for any Blue Mountain Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Diamond Tree, in whole or in part, by giving written notice thereof (or other communication confirmed in writing) to the Depositary at its office in Calgary, Alberta. Diamond Tree also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Blue Mountain Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Diamond Tree will not, however, take up any Blue Mountain Shares deposited under the Offer unless it simultaneously takes up all Blue Mountain Shares then validly deposited under the Offer. Diamond Tree will be deemed to have taken up and accepted for payment the Blue Mountain Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Diamond Tree gives written notice (or other communication confirmed in writing) to the Depositary at its office in Calgary, Alberta, of Diamond Tree's acceptance for payment of such Blue Mountain Shares pursuant to the Offer.

Diamond Tree will pay for the Blue Mountain Shares validly deposited under the Offer (and not withdrawn) by providing the Depositary with a direction to issue to each Depositing Blue Mountain Shareholder (or as otherwise directed in the applicable Letter of Transmittal), Diamond Tree Shares on the basis set out in Section 1 of the Offer, "The Offer", for delivery to such Blue Mountain Shareholder (or as otherwise directed in the applicable Letter of Transmittal).

No fractional Diamond Tree Shares will be issued. Any holder of Blue Mountain Shares who would otherwise be entitled to a fractional Diamond Tree Share will be entitled to receive the nearest whole number of Diamond Tree Shares. In calculating such fractional interest, all Blue Mountain Shares held by a Blue Mountain Shareholder shall be aggregated.

Under no circumstances will interest accrue or be paid by Diamond Tree or the Depositary to persons depositing Blue Mountain Shares on the purchase price of Blue Mountain Shares purchased by Diamond Tree, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Blue Mountain Shares in acceptance of the Offer for the purposes of receiving payment from Diamond Tree and transmitting payment to such persons, and receipt of an irrevocable instruction from Diamond Tree to effect payment to Depositing Blue Mountain Shareholders will be deemed to constitute receipt of payment by Blue Mountain Shareholders who have deposited (and not withdrawn) their Blue Mountain Shares pursuant to the Offer.

Settlement with each Blue Mountain Shareholder who tenders Blue Mountain Shares under the Offer will be made by the Depositary forwarding a certificate representing the Diamond Tree Shares to which the Blue Mountain Shareholder is entitled. Unless otherwise directed by the Letter of Transmittal, the certificates representing any such Diamond Tree Shares will be issued in the name of the registered holder of the Blue Mountain Shares deposited. Unless the person depositing the Blue Mountain Shares instructs the Depositary to hold the certificates representing the Diamond Tree Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Diamond Tree Shares will be forwarded by first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Diamond Tree Shares will be forwarded to the address of the Blue Mountain Shareholder as shown on the registers maintained on behalf of Blue Mountain by the registrar and transfer agent for the Blue Mountain Shares. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any deposited Blue Mountain Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Blue Mountain Shares than the Blue Mountain Shareholder wishes to deposit, a certificate for Blue Mountain Shares not purchased will be returned, without expense, to the Depositing Blue Mountain Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Blue Mountain Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Blue Mountain Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service.

7. Withdrawal of Deposited Blue Mountain Shares

All deposits of Blue Mountain Shares pursuant to the Offer are irrevocable, provided that any Blue Mountain Shares deposited in acceptance of the Offer may, subject to applicable law, be withdrawn by or on behalf of the Depositing Blue Mountain Shareholder:

(a) at any time before the Blue Mountain Shares have been taken up by Diamond Tree pursuant to the Offer;

(b) if the Blue Mountain Shares have not been paid for by Diamond Tree within three business days after having been taken up;

(c) at any time before the expiration of 10 days from the date upon which either:

    (i) a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Blue Mountain Shareholder to accept or reject the Offer (other than a change that is not within the control of Diamond Tree or an affiliate of Diamond Tree, unless it is a change in a material fact relating to the Diamond Tree Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

    (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Blue Mountain Shares where the Expiry Time is not extended for more than 10 days);

    is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Blue Mountain Shares deposited under the Offer have not been taken up by Diamond Tree at the date of the notice.

In order for any withdrawal to be effective, notice of withdrawal must be in writing, and must be actually received by the Depositary at the place of deposit of the applicable Blue Mountain Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must: (i) be made by a method, including facsimile, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Blue Mountain Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (iii) specify such person's name, the number of Blue Mountain Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Blue Mountain Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Blue Mountain Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Diamond Tree, in its sole discretion, and such determination shall be final and binding. **There shall be no duty or obligation on Diamond Tree, the Depositary, the Information Agent or any other person acting on behalf of Diamond Tree to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.**

If Diamond Tree extends the Offer, is delayed in taking up or paying for Blue Mountain Shares or is unable to take up or pay for Blue Mountain Shares for any reason, then, without prejudice to Diamond Tree's other rights, Blue Mountain Shares deposited under the Offer may be retained by the Depositary on behalf of Diamond Tree, subject to the Depositing Blue Mountain Shareholders' right of withdrawal as set out under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Blue Mountain Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Blue Mountain Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Blue Mountain Shares deposited under the Offer by the Tendering Shareholders are subject to the Pre-Tender Agreements.

8. Return of Deposited Blue Mountain Shares

If any deposited Blue Mountain Shares are not taken up and paid for by Diamond Tree under the Offer for any reason whatsoever, or if certificates are submitted by a Blue Mountain Shareholder for more Blue Mountain Shares than are deposited under the Offer, certificates for Blue Mountain Shares not taken up and paid for or not deposited will be returned at the expense of Diamond Tree by either sending new certificates representing Blue Mountain Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class mail in the name of and to the address of the Blue Mountain Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of the Blue Mountain Shareholder as is shown on the registers maintained on behalf of Blue Mountain by the registrar and transfer agent of the Blue Mountain Shares, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer, as applicable.

9. Changes in Capitalization, Distributions and Liens

If, on or after the date of the Offer, Blue Mountain subdivides, consolidates or otherwise changes any of the Blue Mountain Shares or its capitalization, or discloses that it has taken or intends to take any such action, Diamond Tree may, in its sole discretion, and without prejudice to its rights under Section 4,

"Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Blue Mountain Shares acquired pursuant to the Offer shall be transferred by the Blue Mountain Shareholder and acquired by Diamond Tree free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests that may be declared, paid, issued, distributed, made or transferred on or in respect of the Blue Mountain Shares on or after the date of the Offer. If, on or after the date of the Offer, Blue Mountain should declare or pay any cash dividend or stock dividend or make any other distribution on, or issue any rights with respect to, any of the Blue Mountain Shares, which is or are payable or distributable to the Blue Mountain Shareholders of record on a record date that is prior to the date of transfer of such Blue Mountain Shares into the name of Diamond Tree (or its nominees or transferees) on the registers maintained on behalf of Blue Mountain, then, following acceptance thereof for purchase pursuant to the Offer, the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Blue Mountain Shareholder for the account of Diamond Tree and shall be promptly remitted and transferred by or on behalf of the Depositing Blue Mountain Shareholder to the Depositary for the account of Diamond Tree, accompanied by appropriate transfer documentation. Pending such remittance, Diamond Tree will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Diamond Tree pursuant to the Offer or deduct from the consideration payable by Diamond Tree pursuant to the Offer the amount or value thereof, as determined by Diamond Tree in its sole discretion.

10. Mail Service Interruption

Notwithstanding the other provisions of the Offer, the Circular or any Letter of Transmittal or Notice of Guaranteed Delivery, certificates representing Diamond Tree Shares issued in payment for Blue Mountain Shares purchased under the Offer and certificates representing Blue Mountain Shares (and any related materials) to be returned will not be mailed if Diamond Tree determines that delivery thereof by mail may be delayed. Persons entitled to certificates that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the applicable certificates representing Blue Mountain Shares were deposited, upon application to the Depositary, until such time as Diamond Tree has determined that delivery by mail will no longer be delayed. Diamond Tree shall provide notice of any such determination not to mail as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". As provided in Section 6 of the Offer, "Take-up and Payment for Deposited Blue Mountain Shares", the delivery by Diamond Tree to the Depositary of an irrevocable instruction to effect payment for Blue Mountain Shares taken up under the Offer shall constitute delivery to the persons entitled thereto and the Blue Mountain Shares shall be deemed to have been paid for upon delivery of such irrevocable instruction.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice that may be given or caused to be given by Diamond Tree or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Blue Mountain Shareholders at their addresses as shown on the registers maintained on behalf of Blue Mountain by the registrar and transfer agent of the Blue Mountain Shares and will be deemed to have been received on the first day following the date of mailing that is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more of the Blue Mountain Shareholders and notwithstanding any interruption of postal service in Canada or elsewhere following mailing. In the event of any interruption of postal service following mailing, Diamond Tree intends to make reasonable efforts to disseminate any required notices by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice that Diamond Tree or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Blue Mountain Shares if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the National Edition of *The Globe and Mail* and any other daily newspaper of general circulation published in the cities of Toronto and Calgary, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary by or on behalf of Blue Mountain Shareholders, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

Shareholders Not Resident in Canada

Diamond Tree Shares issuable pursuant to the Offer will not be registered for sale under the laws of any foreign jurisdiction, including the United States. Diamond Tree will make the Offer, and will issue shares pursuant to the Offer, only to those Blue Mountain Shareholders resident in the United States to whom the Offer can be made in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder.

This document does not constitute an offer or a solicitation in any jurisdiction in which such an offer or solicitation would not be in compliance with the laws of such jurisdiction. Diamond Tree may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Blue Mountain Shareholders not resident in Canada.

Diamond Tree Shares to be issued pursuant to the Offer will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Blue Mountain Shareholders exchanging unrestricted Blue Mountain Shares for Diamond Tree Shares in connection with the Offer will receive Diamond Tree Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the U.S. Securities Act) of Diamond Tree after the Offer. Diamond Tree Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2) or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions. Residents of the United States should also carefully read and consider the Preliminary Notes to the Offer and Circular, "Notice to Blue Mountain Shareholders in the United States". Neither the U.S. Securities and Exchange Commission nor any state securities authority have approved or disapproved the securities to be issued pursuant to this Offer or have determined if this Offer and accompanying Circular are truthful or complete.

12. Acquisition of Blue Mountain Shares Not Deposited

If Diamond Tree takes up and pays for Blue Mountain Shares deposited pursuant to the Offer, Diamond Tree intends to seek to acquire, directly or indirectly, all of the remaining Blue Mountain Shares not deposited under the Offer in reliance upon the compulsory acquisition procedures contained in Part 16 of the ABCA or by means of a Second Stage Transaction. Diamond Tree will cause the Blue Mountain Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such transaction. See "Acquisition of Blue Mountain Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Blue Mountain Shares

To the extent permitted by law, Diamond Tree reserves the right to, and may, acquire (or cause an affiliate to acquire) Blue Mountain Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will Diamond Tree make any such purchases of Blue Mountain Shares through the facilities of the TSX before the third Business Day following the date of the Offer. If Diamond Tree should acquire Blue Mountain Shares by making purchases through the facilities of the TSX during the Offer Period, the Blue Mountain Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Blue Mountain Shares acquired by Diamond Tree through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Blue Mountain Shares as of the date of the Offer.

Although Diamond Tree has no present intention to sell Blue Mountain Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Blue Mountain Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Diamond Tree other than as contained in this Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Diamond Tree, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Diamond Tree by brokers or dealers licensed under the laws of such jurisdiction.

Diamond Tree shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Blue Mountain Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Blue Mountain Shares or notice of withdrawal of Blue Mountain Shares, and the due completion and execution of any Letters of Transmittal and Notices of Guaranteed Delivery. Diamond Tree reserves the right to waive any defect in acceptance of the Offer with respect to any particular Blue Mountain Share or any particular Blue Mountain Shareholder. There shall be no obligation on Diamond Tree, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance of the Offer and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Blue Mountain Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Diamond Tree may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Blue Mountain Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED this 4th day of August, 2006.

DIAMOND TREE ENERGY LTD.

By: "*Don D. Copeland*"
Don D. Copeland
Chairman and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by Diamond Tree to purchase all outstanding Blue Mountain Shares (including Blue Mountain Shares that may become outstanding on the exercise of Blue Mountain Options and Blue Mountain Warrants).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Blue Mountain Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of take-up and payment for deposited Blue Mountain Shares and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the headings "Definitions" and "Abbreviations" on pages 1 and 6, respectively, of this document.

The information concerning Blue Mountain contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Blue Mountain on file with Canadian securities regulatory authorities and other public sources and information provided to Diamond Tree by Blue Mountain. Although Diamond Tree has no knowledge that would indicate that any statements relating to Blue Mountain contained herein, which are based on such information or contained in such documents and records, are inaccurate or incomplete, neither Diamond Tree nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Blue Mountain to disclose events that may have occurred or that may affect the significance or accuracy of such information, but which are unknown to Diamond Tree.

Pursuant to the securities laws in force in various provinces and territories of Canada, the directors of Blue Mountain must send a circular to all Blue Mountain Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Blue Mountain subsequent to the date of the most recent published financial statements of Blue Mountain.

PURPOSE OF THE OFFER AND PLANS FOR BLUE MOUNTAIN

Purpose of the Offer

The purpose of the Offer is to enable Diamond Tree to acquire all outstanding Blue Mountain Shares (including Blue Mountain Shares that may become outstanding on the exercise of Blue Mountain Options and Blue Mountain Warrants).

If Diamond Tree takes up and pays for the Blue Mountain Shares deposited pursuant to the Offer, Diamond Tree intends to seek to acquire, directly or indirectly, all of the remaining Blue Mountain Shares not deposited under the Offer in reliance upon the compulsory acquisition procedures contained in Part 16 of the ABCA or by means of a Second Stage Transaction. Diamond Tree will cause the Blue Mountain Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such transaction. See "Acquisition of Blue Mountain Shares Not Deposited".

Plans for Blue Mountain

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Blue Mountain to allow nominees of Diamond Tree to comprise the entire board of directors of Blue Mountain. If Blue Mountain becomes a wholly-owned subsidiary of Diamond Tree, Diamond Tree may continue to operate Blue Mountain as a wholly-owned subsidiary or Blue Mountain may be amalgamated with or wound-up into Diamond Tree or an affiliate of Diamond Tree or Blue Mountain's assets may otherwise be combined with Diamond Tree's assets.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Diamond Tree intends to delist the Blue Mountain Shares from the TSX and cause Blue Mountain to cease to be a reporting issuer under Canadian securities laws in force in those jurisdictions in which it is currently a reporting issuer.

Impact of Proposed Business Combination on Diamond Tree's 2006 Business Plan

In anticipation of the successful completion of the proposed business combination with Blue Mountain, senior management and the directors of Diamond Tree have commenced a reevaluation of existing Diamond Tree projects and opportunities and an analysis of new opportunities that will become available to Diamond Tree upon completion of the business combination. Having regard to such reevaluation, senior management of Diamond Tree expects that certain projects previously scheduled for initiation or completion in 2006 may be delayed as higher priority is accorded to new opportunities associated with Blue Mountain assets. The review of Blue Mountain assets and the analysis of the relative priorities to be accorded to exploration and development opportunities associated with the Diamond Tree assets and the Blue Mountain assets, respectively, is expected to give rise to certain delays in the execution of the 2006 business plan developed by Diamond Tree, and further delays may be experienced as Diamond Tree will not be in a position to physically initiate exploration and development activities associated with the Blue Mountain assets until it takes up and pays for Blue Mountain Shares in connection with the Offer. In addition, certain Blue Mountain opportunities that may be accorded priority as a result of the analysis of the Blue Mountain assets may involve longer lead times. As a result, increases in the production of oil or natural gas from Diamond Tree assets previously anticipated by senior management and the directors of Diamond Tree may take longer to materialize than previously expected. Accordingly, senior management and the directors of Diamond Tree expect that the reevaluation of Diamond Tree projects and any decision to prioritize projects involving Blue Mountain assets, as noted above, could result in average production from existing Diamond Tree assets for 2006 being less than the guidance published by Diamond Tree in May 2006.

Business Combination Risk Factors

In assessing the Offer, in addition to the risks described below, Blue Mountain Shareholders should also carefully review the risks described in the annual information form of Diamond Tree, dated March 16, 2006, which has been filed with applicable Canadian securities regulatory authorities and is incorporated herein by reference. In addition, Blue Mountain may be subject to risks that are not applicable or material to Diamond Tree at the present time, but that may apply to Diamond Tree following completion of the transaction contemplated by the Offer. Risk factors relating to Blue Mountain can be found in Blue Mountain's annual information form, dated March 30, 2006, which has been filed with applicable Canadian provincial securities regulatory authorities and is available on the SEDAR website at www.sedar.com. The combination of Diamond Tree with Blue Mountain is subject to certain risks, including the following.

The Diamond Tree Shares issued in connection with the Offer may have a market value different than expected.

Diamond Tree is offering to purchase each of the outstanding Blue Mountain Shares, in exchange for 0.90 of a Diamond Tree Share. The exchange ratio will not be adjusted to reflect any changes in the market value of Diamond Tree Shares. As a result, the market value of the Diamond Tree Shares at the time the Blue Mountain Shares are taken up under the Offer may vary significantly from the value at the date of the Offer or the date that Blue Mountain Shareholders tender their Blue Mountain Shares. If the market value of Diamond Tree Shares declines, the value of the consideration received by Blue Mountain Shareholders will decline as well. For example, during the twelve-month period ended on July 14, 2006 (the last trading day prior to the public announcement of the Offer), the trading price of Diamond Tree Shares on the TSX varied from a low of $3.79 to a high of $8.27 and ended that period at $5.70. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Diamond Tree, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Diamond Tree has no control.

The integration of Diamond Tree and Blue Mountain may not occur as planned.

Benefits from the combination of Diamond Tree and Blue Mountain will depend in part on whether the operations of Diamond Tree and Blue Mountain can be integrated in an efficient and effective manner. Most operational and strategic decisions with respect to the combined operations have not yet been made. These decisions and the integration of the two operations will present challenges to management of Diamond Tree, including the integration of systems of Blue Mountain with Diamond Tree's systems, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the expected benefits from the combination of Blue Mountain and Diamond Tree will be fully realized by shareholders of Diamond Tree or realized within expected time frames.

Diamond Tree may not realize the benefits of the new projects.

Diamond Tree expects to continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Blue Mountain. A number of risks and uncertainties are associated with the development of these types of projects, including regulatory, design, construction, labour, operating, technical and technological risks, and uncertainties relating to capital and other costs and financing risks.

Diamond Tree may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

The long-term commercial success of Diamond Tree depends upon its ability to find, acquire, develop and commercially produce oil and natural gas reserves. If there are significant delays in the acquisition and development of projects or capital costs associated with those projects are significantly higher than estimated, these events could have a significant adverse effect on the results of operations, cash flow from operations and financial condition of Diamond Tree.

Each of Diamond Tree and Blue Mountain is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and, if the Offer is successful, Diamond Tree may be exposed to increased environmental costs and liabilities attributable to Blue Mountain's operations.

Each of Diamond Tree and Blue Mountain is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards including, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty and changes in environmental conditions, the discovery of previously unknown environmental conditions or the imposition of governmental orders to carry out additional activities on certain sites, could result in increased environmental costs and liabilities that could have a material adverse effect on the financial position and results of operations of Diamond Tree.

Change of control provisions in Blue Mountain's agreements triggered upon the acquisition of Blue Mountain may lead to adverse consequences.

Blue Mountain may be a party to agreements that contain change of control provisions that may be triggered upon or following completion of the Offer, since Diamond Tree will, upon successful completion of the Offer, hold Blue Mountain Shares representing a majority of the voting rights of Blue Mountain. The operation of these change of control provisions, if triggered, could result in unanticipated expenses or cash payments (or both) following the consummation of the Offer. Unless the other applicable parties waive these change of control provisions, the operation of any of these provisions could adversely affect the results of operations and financial condition of Diamond Tree.

Diamond Tree has not verified the reliability of the information regarding Blue Mountain included in, or which may have been omitted from, the Offer and Circular.

All historical information regarding Blue Mountain contained in the Offer and Circular, including all of Blue Mountain's financial information, is derived from Blue Mountain's publicly available information or from information otherwise provided to Diamond Tree by Blue Mountain. Any inaccuracy or material omission in Blue Mountain's information, including the information about or relating to Blue Mountain contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two operations or adversely affect the operational plans of Diamond Tree and its results of operations and financial condition.

After the successful completion of the Offer, Blue Mountain will become a majority-owned subsidiary of Diamond Tree and Diamond Tree's interests could differ from those of any remaining minority Blue Mountain Shareholders.

After the successful completion of the Offer, Diamond Tree will have the power to elect the directors of Blue Mountain, appoint new management, and approve certain actions requiring the approval of Blue Mountain Shareholders, including adopting certain amendments to Blue Mountain's constating documents and approving mergers or sales of Blue Mountain's assets. In particular, after the successful completion of the Offer, Diamond Tree intends to exercise its rights, if available, to acquire all of the Blue Mountain Shares not deposited pursuant to the Offer. In any of these contexts, Diamond Tree's interests with respect to Blue Mountain may differ from, and conflict with, those of any remaining Blue Mountain Shareholders who do not deposit their Blue Mountain Shares under the Offer. See "Acquisition of Blue Mountain Shares Not Deposited" in the Circular.

The market and listing for Blue Mountain Shares may be affected.

The purchase of any Blue Mountain Shares by Diamond Tree pursuant to the Offer will reduce the number of Blue Mountain Shares that might otherwise trade publicly, as well as the number of Blue Mountain Shareholders, and, depending on the number of Blue Mountain Shareholders depositing and the number of Blue Mountain Shares purchased under the Offer, successful completion of the Offer will likely adversely affect the liquidity and market value of the remaining Blue Mountain Shares held by the public. After Diamond Tree's purchase of Blue Mountain Shares under the Offer, it may be possible for Diamond Tree to cause Blue Mountain to take steps to eliminate certain public reporting obligations under Securities Laws in force in jurisdictions in which Blue Mountain has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Blue Mountain Shares from the TSX. Among such criteria are the number of Blue Mountain Shareholders, the number of Blue Mountain Shares publicly held and the aggregate market value of the Blue Mountain Shares publicly held. Depending on the number of Blue Mountain Shares purchased pursuant to the Offer, it is possible that the Blue Mountain Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Blue Mountain Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Blue Mountain Shares. If Diamond Tree acquires sufficient Blue Mountain Shares under the Offer to enable it to do so, Diamond Tree intends to delist the Blue Mountain Shares from the TSX. See "Effect of the Offer on Market and Listing" in the Circular.

The combination of Diamond Tree and Blue Mountain may not be successfully completed without the possibility of Blue Mountain Shareholders exercising dissent and appraisal rights in connection with a compulsory acquisition or Second Stage Transaction.

In order for Diamond Tree to acquire all of the issued and outstanding Blue Mountain Shares, it may be necessary, following the completion of the Offer, to effect a compulsory acquisition or Second Stage Transaction. A compulsory acquisition or Second Stage Transaction may result in Blue Mountain Shareholders having the right to dissent and demand payment of the fair value of their Blue Mountain Shares, which could be different from the consideration contemplated by the Offer. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Blue Mountain Shareholders for their Blue Mountain Shares. There is no assurance that a compulsory acquisition or Second Stage Transaction can be completed without Blue Mountain Shareholders exercising dissent rights in respect of a substantial number of Blue Mountain Shares, which could result in Diamond Tree being required to make a substantial cash payment that could have an adverse effect on the financial position and liquidity of Diamond Tree. See "Acquisition of Blue Mountain Shares Not Deposited" in the Circular.

The issuance of a significant number of Diamond Tree Shares could adversely affect the market price of Diamond Tree Shares after completion of the Offer.

If sufficient Blue Mountain Shares are tendered to the Offer to satisfy the Minimum Condition, a significant number of additional Diamond Tree Shares will be available for trading in the public market. The increase in the number of Diamond Tree Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Diamond Tree Shares.

BACKGROUND TO AND REASONS FOR THE OFFER

In February, 2006, senior management of Diamond Tree identified Blue Mountain as an attractive business combination candidate, having regard to the location of a number of Blue Mountain oil and gas properties, which are located in the same areas in which Diamond Tree was (and continues to be) active. Senior management of Diamond Tree approached Blue Mountain in this regard; however, the discussions did not advance beyond the preliminary stage at that time.

On June 30, 2006, Mr. Randy Pawliw, the President and CEO of Blue Mountain, contacted the Chief Executive Officer of Diamond Tree to inquire as to the interest of Diamond Tree in considering a business combination transaction with Blue Mountain. At that time, Mr. Pawliw advised Diamond Tree that Blue Mountain would entertain discussions about a possible transaction.

On July 4, 2006, representatives of Diamond Tree's management attended at the offices of Blue Mountain to discuss the possibility of a business combination and to schedule introductory meetings and, later that day, advised members of the board of directors of Diamond Tree (the "**Board of Directors**" or the "**Board**") of developments and the results of the initial discussions.

On July 5, 2006, Diamond Tree and Blue Mountain signed confidentiality agreements, pursuant to which each agreed to make information available to the other to facilitate further consideration of a business combination between the two organizations and each agreed to customary covenants to preserve the confidentiality and limit the use of the information provided. The confidentiality agreements also contained customary "standstill" provisions for the benefit of each party. On the same day, representatives of Diamond Tree attended a presentation by the management of Blue Mountain concerning the business and affairs of Blue Mountain and its principal oil and gas properties. At that presentation, Blue Mountain provided technical reviews of various exploration and development prospects that were to be pursued by Blue Mountain over the next six months. Blue Mountain also provided Diamond Tree with an independent engineering report and other technical and business related information.

On July 6, 2006, representatives of Diamond Tree provided a presentation to representatives of Blue Mountain concerning the business and affairs of Diamond Tree and its principal oil and gas properties. At that presentation, Diamond Tree provided technical reviews of various exploration and development prospects that were to be pursued by Diamond Tree. Diamond Tree also provided Blue Mountain with an independent engineering report and other technical information.

At a meeting of the Board held on July 9, 2006, senior management of Diamond Tree updated the Board with respect to the interest expressed by Blue Mountain in pursuing a business combination with Diamond Tree and discussed the process to be implemented to further review the opportunity and determine whether a transaction between the two organizations was feasible. The Board discussed estimates of the net asset value ranges for each of Diamond Tree and Blue Mountain and agreed that a business combination transaction on favourable terms and conditions may be something Diamond Tree should consider. The Board then provided direction to senior management respecting the parameters of a possible transaction with Blue Mountain and instructed management to continue discussions with Blue Mountain.

From July 10 to July 12, 2006 senior management of Diamond Tree continued to negotiate with senior management of Blue Mountain. During that time, senior management of Diamond Tree considered a range of exchange ratios, based on the relative net asset values of Diamond Tree and Blue Mountain, and further assessed of the potential benefits of a business combination with Blue Mountain.

On July 12, 2006, Diamond Tree directors attended a Board meeting at which senior management provided the Board with an update concerning recent negotiations and the Board considered whether to continue discussions and negotiate the terms and conditions of a pre-acquisition agreement, on the basis of an assumed exchange ratio of 0.90.

On July 13, 2006, senior management of Diamond Tree indicated to senior management of Blue Mountain that the Board would consider an exchange ratio of 0.90 of a Diamond Tree Share for each Blue Mountain Share if a form of pre-acquisition with terms and conditions acceptable to the Board could be negotiated. Diamond Tree then engaged Canaccord Capital Corporation to consider and advise the Board with respect to the fairness of the proposed transaction to the shareholders of Diamond Tree.

At a meeting of the Board of Directors held on Friday, July 14, 2006, senior management provided an update to the Board of Directors respecting the results of ongoing due diligence inquiries and the status of discussions with Blue Mountain. Senior management and Diamond Tree's counsel also discussed with the Board of Directors the form of draft pre-acquisition agreement generated in anticipation of further negotiations with Blue Mountain and discussed the circumstances under which the business combination, if it proceeded, would need to be converted into a statutory plan of arrangement. The Board also provided direction to senior management respecting certain negotiating points that remained outstanding including the minimum tender conditions and non-completion fees. At the July 14, 2006 meeting, the Board of Directors was advised that, as a recently noted condition to its participation in any business combination, Blue Mountain would require two of its directors to be appointed to the Board, effective upon completion of the transaction. The Board reviewed background information relating to the proposed appointees.

During the morning of Sunday, July 16, 2006, representatives of Diamond Tree attended a due diligence session and responded to inquiries from Blue Mountain and GMP Securities L.P. Subsequent to that due diligence session, representatives of Diamond Tree attended a due diligence session at which representatives of Blue Mountain responded to inquiries from Diamond Tree and Canaccord Capital Corporation.

At a meeting of the Board of Directors held on the afternoon of Sunday, July 16, 2006, senior management provided an update to the Board of Directors respecting the due diligence session held with representatives of Blue Mountain and Canaccord Capital Corporation. Canaccord Capital Corporation provided advice to the Board of Directors respecting the fairness of the proposed business combination, from a financial point of view, to the shareholders of Diamond Tree. In addition, the Board of Directors reviewed a revised form of pre-acquisition agreement and authorized the execution and delivery of the same on behalf of Diamond Tree. At the July 16, 2006 Board meeting, the Board of Directors also ratified the engagement of Canaccord Capital Corporation to assess the Offer and provide advice to the directors of Diamond Tree respecting the fairness of the Offer to the shareholders of Diamond Tree and approved the reservation of additional shares in the capital of Diamond Tree for issuance upon completion of the business combination, the appointment (effective as at the time Diamond Tree takes up shares under the Offer) of Messrs. Verne Johnson and James Banister (both existing directors of Blue Mountain) as directors of Diamond Tree and the making of an application to the TSX for approval to list the additional shares issuable by Diamond Tree in connection with the Offer.

Reasons for the Offer

Diamond Tree believes that the business combination with Blue Mountain will allow Diamond Tree to expand the scope of its operations in its core areas in Alberta and to achieve a degree of diversification in its asset base. In many cases, the Blue Mountain properties are located in close proximity to Diamond

Tree properties and are expected to provide various additional development drilling locations. Benefits to Blue Mountain Shareholders from a combination of Diamond Tree and Blue Mountain include:

- Based upon the closing price of the Diamond Tree Shares on July 14, 2006, the Offer represents a significant premium to the trading price of the Blue Mountain Shares prior to the announcement of the Offer;
- An opportunity to participate in a well managed, financially strong company with a more diversified asset and production base;
- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Blue Mountain and Diamond Tree; and
- Enhanced liquidity as Diamond Tree will have a significantly larger market capitalization than Blue Mountain alone.

PRO FORMA COMBINED INFORMATION

Selected *Pro Forma* Operational Information

The following table sets out certain operating information for Diamond Tree and Blue Mountain on a stand alone basis and certain *pro forma* combined operating information for Diamond Tree and Blue Mountain after giving effect to the acquisition of all of the issued and outstanding Blue Mountain Shares pursuant to the Offer, as at the dates indicated.

	Diamond Tree	Blue Mountain	*Pro Forma* Combined
Crude Oil Wells[(1)] (includes producing and shut-in)			
Gross	14	88	102
Net	13.7	56.7	70.4
Natural Gas Wells[(1)]			
Gross	41	131	172
Net	34.4	75.6	110
Undeveloped Land Holdings[(1)(2)]			
Gross Acres	67,120	187,963	255,083
Net Acres	57,700	137,830	195,530
Reserves (MBOE)[(3)]			
Proved	3,387	3,075	6,462
Probable	2,085	1,798	3,883
Total	5,472	4,874	10,346
Production[(4)]			
Natural Gas Production (Mcf/d)	8,189	9,539	17,728
Crude Oil & NGL Production (Bbls/d)	533	583	1,116
Total Production (BOE/d)	1,898	2,173	4,071

Notes:

(1) As at December 31, 2005.

(2) In addition, Diamond Tree had approximately 27,000 acres under option through a number of farm-ins as at December 31, 2005.

(3) As at December 31, 2005. Diamond Tree information is based upon the AJM Report and Blue Mountain information is derived from publicly available Blue Mountain documents. Based on company gross reserves at forecast prices and costs, as at December 31, 2005, in respect of Diamond Tree and Blue Mountain.

(4) Average daily production for the month of June 2006. Average Diamond Tree production for the month of June 2006 is based on field estimates before transportation. Blue Mountain average production information for June 2006 has been supplied to Diamond Tree by Blue Mountain.

Selected *Pro Forma* Consolidated Financial Information

The following table sets out certain consolidated financial information for Diamond Tree and Blue Mountain on a stand alone basis and certain *pro forma* consolidated financial information after giving effect to the acquisition of all of the issued and outstanding Blue Mountain Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the *pro forma* consolidated financial statements of Diamond Tree, including the notes thereto, set out in Appendix "A" to the Circular.

($000s, except per share amounts)	As at and for the year ended December 31, 2005(2)		*Pro Forma* Consolidated As at and for the year ended December 31, 2005(1) (unaudited)
	Diamond Tree	Blue Mountain	
Revenue (before transportation)	50,631	51,389	102,020
Net Earnings (Loss)	9,251	622	8,192
Per Share - basic	0.48	0.03	0.21
Per Share - diluted	0.43	0.03	0.20
Cash Flow from Operations(3)	29,093	25,228	54,161
Per Share - basic	1.50	1.18	1.38
Per Share - diluted	1.36	1.16	1.31
Capital Expenditures, net	42,341	36,403	78,744
Weighted Average Common Shares Outstanding			
Basic	19,401	21,413	39,239
Diluted	21,395	21,719	41,233

Notes:

(1) See the notes to the unaudited *Pro Forma* Consolidated Financial Statements set out in Appendix "A" for assumptions and adjustments.

(2) Information is based upon the audited financial statements of each of Diamond Tree and Blue Mountain as at and for the period ended December 31, 2005.

(3) Cash flow from continuing operations in the case of Diamond Tree.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement. A copy of the Pre-Acquisition Agreement is available through the internet on the SEDAR website at www.sedar.com.

The Offer

On July 16, 2006, Diamond Tree and Blue Mountain entered into the Pre-Acquisition Agreement pursuant to which Diamond Tree agreed, subject to the satisfaction of certain conditions set out therein, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Blue Mountain Shares validly deposited under the Offer and not withdrawn. See Section 1 of the Offer, the "Offer".

The Pre-Acquisition Agreement sets out the conditions to the Offer, which are contained in Section 4 of the Offer. Under the Pre-Acquisition Agreement, Diamond Tree is permitted, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer for its benefit, provided that Diamond Tree may not, without the prior consent of Blue Mountain (i) waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Blue Mountain Shares (calculated on a diluted basis), (ii) impose additional conditions to the Offer, (iii) decrease or change the form of consideration to be paid for each Blue Mountain Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Pre-Acquisition Agreement), or (iv) make any other change in the Offer that is materially adverse to holders of Blue Mountain Shares (for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Blue Mountain Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Diamond Tree has agreed to extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.

Approval by the Board of Directors of Blue Mountain

In the Pre-Acquisition Agreement, Blue Mountain confirmed its consent to the Offer and confirmed that its board of directors had unanimously approved the Offer and the Pre-Acquisition Agreement and, based on advice from GMP Securities L.P., determined that the Offer is fair, from a financial point of view, to Blue Mountain Shareholders and is in the best interests of Blue Mountain and the Blue Mountain Shareholders and that its board of directors had unanimously resolved to recommend acceptance of the Offer by the Blue Mountain Shareholders.

Pre-Tender Agreements

Diamond Tree has entered into Pre-Tender Agreements with all of the directors and officers of Blue Mountain who currently hold an aggregate of 2,073,782 Blue Mountain Shares, 819,105 Blue Mountain Options and 365,368 Blue Mountain Warrants, representing (assuming the exercise of such Blue Mountain Options and Blue Mountain Warrants in full) approximately 13.4% of the outstanding Blue Mountain Shares (on a diluted basis). Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Blue Mountain Shares (together with any Blue Mountain Shares they may acquire upon exercise of Blue Mountain Options and Blue Mountain Warrants and which they continue to own at the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances.

Each Pre-Tender Agreement may be terminated, at the option of the applicable Tendering Shareholder, upon written notice to Diamond Tree, in the event that: (i) the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder; or (ii) Diamond Tree decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to Blue Mountain Shareholders (provided that an extension shall not constitute an adverse modification to the Offer); or (iii) the acquisition of the Blue Mountain Shares by Diamond Tree is not completed on or before the Outside Date.

No Solicitation

In the Pre-Acquisition Agreement, Blue Mountain agreed to immediately cease and cause to be terminated all existing discussions and negotiations with others, that were initiated prior to the execution of the Pre-Acquisition Agreement (including through any of Blue Mountain's officers, directors, employees, advisors, representatives or agents ("**Representatives**")), with respect to any Blue Mountain Acquisition Proposal. Blue Mountain further agreed that it would immediately request the return or destruction of all information provided to any third parties that had entered into a confidentiality agreement with Blue Mountain relating to a Blue Mountain Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Blue Mountain also agreed that it would not, and would not authorize or permit any of its Representatives to directly or indirectly: (i) solicit, facilitate, initiate or encourage any inquiry or communication or the making of any proposal or offer to Blue Mountain or the Blue Mountain Shareholders from any person that would constitute, or might reasonably be expected to lead to, a Blue Mountain Acquisition Proposal; (ii) enter into or participate in any negotiations or initiate any discussion regarding a Blue Mountain Acquisition Proposal or furnish any person with any information regarding Blue Mountain's business, properties or operations in connection with a Blue Mountain Acquisition Proposal; (iii) waive or otherwise forbear in the enforcement of any rights or other benefits (including any "standstill provisions") under any confidentiality agreements; or (iv) approve or enter into an agreement to implement a Blue Mountain Acquisition Proposal.

However, the Pre-Acquisition Agreement also provides that Blue Mountain may engage in discussions or negotiations with a third party who, after the date of the Pre-Acquisition Agreement (and without any solicitation, initiation or encouragement, directly or indirectly, by Blue Mountain or any of its Representatives), seeks to engage in discussions or negotiations with Blue Mountain and who executes and delivers a confidentiality agreement containing terms and provisions substantially similar to the confidentiality agreement between Blue Mountain and Diamond Tree, and may furnish such third party information concerning Blue Mountain and its business, properties and assets if, and only to the extent that:

(a) such third party has made a Superior Proposal;

(b) Blue Mountain provides written notice to Diamond Tree of any inquiries, offers or proposals with respect to a Superior Proposal (including the identity of the person making it) within 24 hours of the receipt thereof and keeps Diamond Tree informed of the status of such inquiry, offer or proposal; and

(c) prior to furnishing such information to or entering into discussions or negotiations with such third party, Blue Mountain: (A) provides prompt notice to Diamond Tree to the effect that it is furnishing such information to or entering into discussions or negotiations with such third party in respect of a Superior Proposal; and (B) provides Diamond Tree with a copy of the applicable confidentiality agreement and copies of all information provided to such third party (to the extent not previously provided to Diamond Tree).

In addition, the Pre-Acquisition Agreement provides that Blue Mountain may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Blue Mountain Shareholders.

Right to Match

If Blue Mountain receives a Superior Proposal, Blue Mountain has agreed to give Diamond Tree, orally and in writing, at least 48 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, and such notice must include a summary of the details of the Superior Proposal, including the identity of the third party making the Superior Proposal. During such 48 hour period, Blue Mountain has agreed to not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and to not release the party making the Superior Proposal from any standstill provisions or withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 48 hour period, Blue Mountain has agreed to cause its financial and legal advisors to negotiate in good faith with Diamond Tree and Diamond Tree's financial and legal advisors and to make such adjustments to the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Blue Mountain to proceed with the Offer, as amended, rather than the Superior Proposal. The Pre-Acquisition Agreement provides that, if Diamond Tree proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Blue Mountain Shareholders shall receive a value per Blue Mountain Share equal to or greater than the value per Blue Mountain Share provided in the Superior Proposal and so advises the board of directors of Blue Mountain prior to the expiry of such 48 hour period, the board of directors of Blue Mountain will not: (i) accept, recommend, approve or enter into any agreement to implement such Superior Proposal; (ii) release the third party making the Superior Proposal from any standstill provisions; or (iii) withdraw, redefine, modify or change its recommendation in respect of the Offer.

Discharge of Fiduciary Duties

Blue Mountain may accept and enter into an agreement to implement a Superior Proposal from a third party only if: (i) the board of directors of Blue Mountain has concluded in good faith, after considering all of Diamond Tree's proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer, and after receiving the advice of outside counsel, that the taking of such action is necessary for the board of directors of Blue Mountain to discharge its fiduciary duties under applicable laws; (ii) Blue Mountain has complied with its obligations respecting Diamond Tree's right to match (see "Right to Match" in the Circular) as set out in the Pre-Acquisition Agreement; (iii) Blue Mountain terminates the Pre-Acquisition Agreement in accordance with its terms; and (iv) Blue Mountain concurrently with such termination pays the Diamond Tree Non-Completion Fee (as hereinafter defined).

Non-Completion Fees

Blue Mountain has agreed to pay to Diamond Tree a non-completion fee (the "**Diamond Tree Non-Completion Fee**") of $5.0 million in the event that (and provided there is no breach or non-performance by Diamond Tree of a material provision of the Pre-Acquisition Agreement):

(a) the board of directors of Blue Mountain: (i) fails to recommend that holders of Blue Mountain Shares accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Diamond Tree, or resolves to do so prior to the Effective Date, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Diamond Tree to do so, or upon a Take-over Proposal being publicly announced or proposed, offered or made to Blue Mountain or the holders of Blue Mountain Shares (such affirmation to be made within three business days of such request being made or such Take-over Proposal being publicly announced, proposed, offered or made, which ever occurs first);

(b) the board of directors of Blue Mountain recommends that holders of Blue Mountain Shares deposit their Blue Mountain Shares under, or vote in favour of, or otherwise accept a Take-over Proposal;

(c) prior to expiry of the Offer, a *bona fide* Take-over Proposal is publicly announced or made to all or substantially all holders of Blue Mountain Shares and, at the Expiry Time, the Minimum Condition has not been satisfied and such *bona fide* Take-over Proposal (or another Take-over Proposal) is subsequently completed within six months of the Expiry Time;

(d) Blue Mountain accepts, recommends, approves or enters into any agreement with any person to implement a Take-over Proposal prior to the Expiry Time (other than a confidentiality agreement entered into as permitted by the Pre-Acquisition Agreement);

(e) Blue Mountain is in breach of one or more of its covenants made in the Pre-Acquisition Agreement (other than a breach resulting from any action or matter that is not within the control of Blue Mountain and the basis for which was not known by Blue Mountain as of July 16, 2006), which individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Blue Mountain or to materially impede the completion of the Offer, and Blue Mountain fails to cure such breach within five Business Days after receipt of written notice thereof from Diamond Tree (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Blue Mountain is in breach of any of its representations or warranties (other than a breach resulting from any action or matter that is not within the control of Blue Mountain and the basis for which was not known by Blue Mountain as of July 16, 2006) made in the Pre-Acquisition Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Blue Mountain or to materially impede the completion of the Offer, and Blue Mountain fails to cure such breach within five Business Days after receipt of written notice thereof from Diamond Tree (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Diamond Tree has agreed to pay to Blue Mountain a non-completion fee (the "**Blue Mountain Non-Completion Fee**") of $5.0 million in the event that (and provided there is no breach or non-performance by Blue Mountain of a material provision of the Pre-Acquisition Agreement):

(a) Diamond Tree is in breach of one or more of its covenants made in the Pre-Acquisition Agreement (other than a breach resulting from any action or matter that is not within the control of Diamond Tree and the basis for which was not known by Diamond Tree as of July 16, 2006), which individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Diamond Tree or to materially impede the completion of the Offer, and Diamond Tree fails to cure such breach within five Business Days after receipt of written notice thereof from Blue Mountain (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b) Diamond Tree is in breach of any of its representations or warranties (other than a breach resulting from any action or matter that is not within the control of Diamond Tree and the basis for which was not known by Diamond Tree as of July 16, 2006) made in the Pre-Acquisition Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Diamond Tree or to materially impede the completion of Offer, and Diamond Tree fails to cure such breach within five Business Days after receipt of written notice thereof from Blue Mountain (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Blue Mountain Options and Blue Mountain Warrants

The Pre-Acquisition Agreement provides that all persons holding Blue Mountain Options and Blue Mountain Warrants, who may do so under securities laws and in accordance with the terms of the Blue Mountain Options and Blue Mountain Warrants held by them, shall be entitled to exercise all of their Blue Mountain Options and Blue Mountain Warrants and tender the Blue Mountain Shares issued in connection therewith (and which they continue to own as of the Expiry Time) under the Offer upon payment of the applicable exercise price in full. All Blue Mountain Options and Blue Mountain Warrants that are tendered to Blue Mountain for exercise, conditional on Diamond Tree taking up Blue Mountain Shares under the Offer ("**Conditional Option Exercise**"), shall be deemed to have been exercised immediately prior to the take up of Blue Mountain Shares by Diamond Tree. Diamond Tree has agreed to accept as validly tendered under the Offer as of the Take-up Date, all Blue Mountain Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Blue Mountain Options and Blue Mountain Warrants indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Blue Mountain Options and Blue Mountain Warrants to Blue Mountain for cancellation effective immediately prior to the Take-up Date. Diamond Tree's obligation to take-up and pay for Blue Mountain Shares under the Offer is conditional upon all outstanding Blue Mountain Options and Blue Mountain Warrants that are not exercised prior to the Take-up Date being either exercised or terminated prior thereto (or otherwise dealt with on a basis acceptable to Diamond Tree).

In the Pre-Acquisition Agreement, Diamond Tree consented to each holder of in-the-money Blue Mountain Options and in-the-money Blue Mountain Warrants surrendering such Blue Mountain Options and Blue Mountain Warrants, as applicable, to Blue Mountain prior to the Expiry Time in exchange for a number of Blue Mountain Shares equal to the result obtained when the exercise price of the applicable Blue Mountain Options or Blue Mountain Warrants, as the case may be, is subtracted from $5.13 and the difference thereby obtained is multiplied by the number of applicable Blue Mountain Options or Blue Mountain Warrants and the product of such calculation is divided by $5.13, provided such holder surrenders to Blue Mountain for cancellation his or her Blue Mountain Options and Blue Mountain Warrants, if any, that are out-of-the-money. Blue Mountain Options and Blue Mountain Warrants having different exercise prices shall be considered separately for each holder for purposes of the foregoing calculation.

Diamond Tree has entered into the Cancellation Agreements with Blue Mountain and the holders of outstanding Blue Mountain Options and Blue Mountain Warrants, pursuant to which such holders have agreed: (i) to exercise or surrender their Blue Mountain Options and Blue Mountain Warrants prior to the Expiry Time and tender any Blue Mountain Shares acquired in connection with any such exercise of Blue Mountain Options or Blue Mountain Warrants to the Offer; or (ii) alternatively, to surrender all in-the-money Blue Mountain Options and Blue Mountain Warrants in exchange for a number of Blue Mountain Shares determined in accordance with such agreements and to surrender all out-of-the-money Blue

Mountain Options and Blue Mountain Warrants for cancellation. The holders have further agreed that any Blue Mountain Shares acquired by them in connection with the surrender of in-the-money Blue Mountain Options or Blue Mountain Warrants will be tendered to the Offer.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Blue Mountain and Diamond Tree, respectively, until the Expiry Date, without the consent of the other party;

(b) that if Diamond Tree takes up and pays for Blue Mountain Shares pursuant to the terms of the Offer, Blue Mountain will to use all commercially reasonable efforts to assist Diamond Tree in acquiring the balance of the Blue Mountain Shares by way of a Second Stage Transaction;

(c) Blue Mountain will to assist Diamond Tree to secure the resignations of all directors of Blue Mountain effective at such time as may be required by Diamond Tree and to use its best commercial efforts to cause the election of Diamond Tree nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a Blue Mountain Shareholder meeting;

(d) Upon Diamond Tree taking up and paying for the Minimum Required Shares pursuant to the Offer, the board of directors of Diamond Tree will be reconstituted to add Messrs. Verne Johnson and James Banister;

(e) subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of Diamond Tree and Blue Mountain will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement;

(f) Blue Mountain shall be entitled to secure, at a cost to Blue Mountain not to exceed $75,000, directors' and officers' liability insurance for Blue Mountain's present and former directors and officers, covering claims made prior to and within six years after the Take-up Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Blue Mountain's current directors' and officers' insurance policy. Alternatively, Diamond Tree may notify Blue Mountain prior to the Take-up Date that such insurance coverage is to be provided under Diamond Tree's directors' and officers' liability insurance; and

(g) that if Diamond Tree acquires the Minimum Required Shares under the Offer, it will not take any action to terminate or materially adversely affect any indemnity agreements or rights to indemnity in favour of past or present officers and directors of Blue Mountain pursuant to the provisions of the articles, by-laws or similar constating documents of Blue Mountain or written indemnity agreements between Blue Mountain and its past and present directors and officers or any indemnity agreements in favour of directors and officers of Blue Mountain that were in place as at July 16, 2006.

Termination

Subject to its terms, the Pre-Acquisition Agreement may be terminated in the following circumstances, by written notice given by one party to the other party at any time prior to the Take-up Date:

(a) by mutual written agreement of Diamond Tree and Blue Mountain; or

(b) by either Diamond Tree or Blue Mountain, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c) by Diamond Tree, if the conditions to making the Offer are not satisfied or waived prior to the time specified, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Blue Mountain, if Diamond Tree has not taken up and paid for the Blue Mountain Shares deposited under the Offer on or before the Outside Date, unless the failure of Diamond Tree to take up and pay for the Blue Mountain Shares arises as a result of a breach by Blue Mountain of any material covenant or obligation under the Pre-Acquisition Agreement or as the result of any material representation or warranty of Blue Mountain in the Pre-Acquisition Agreement being untrue or incorrect; or

(e) by either Diamond Tree or Blue Mountain, if the Offer terminates or expires at the Expiry Time without Diamond Tree taking up and paying for any of the Blue Mountain Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(f) by Diamond Tree, if the Diamond Tree Non-Completion Fee becomes payable; or

(g) by Blue Mountain, if the Diamond Tree Non-Completion Fee becomes payable and payment thereof is made to Diamond Tree; or

(h) by Blue Mountain, if the Blue Mountain Non-Completion Fee becomes payable; or

(i) by Diamond Tree, if the Blue Mountain Non-Completion Fee becomes payable and payment thereof is made to Blue Mountain; or

(j) by Diamond Tree if a Material Adverse Change in respect of Blue Mountain shall have occurred; or

(k) by Blue Mountain if a Material Adverse Change in respect of Diamond Tree shall have occurred.

DIAMOND TREE ENERGY LTD.

Diamond Tree was incorporated under the ABCA (as Wise Wood Energy Ltd.) on June 9, 2000. Diamond Tree's business is the exploration for, and the acquisition, development and production of oil and natural gas reserves in western Canada. Diamond Tree's head office is located at 1200, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and the registered office of Diamond Tree is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Pursuant to a prospectus dated August 14, 2001, Wise Wood Energy Ltd. completed an initial public offering, and its shares were listed and posted for trading on the TSX Venture Exchange (the "**TSX-V**") on December 4, 2001. By Certificate of Amendment issued on May 20, 2003, Wise Wood Energy Ltd. amended its Articles to change its name to Wise Wood Corporation. Up to December 31, 2004, Wise Wood Corporation operated as an oilfield service company, purchasing and selling several oilfield services businesses. At December 31, 2004, its sole remaining business was a 50% non-operated interest in a joint venture that operated in the heater-tube decoking segment of the oilfield services industry. Wise Wood Corporation had no subsidiaries and did not exercise control or direction over any other entity as at such time.

On December 31, 2004, Wise Wood Corporation completed a business combination transaction with Diamond Tree Resources Ltd. ("**DTRL**"). DTRL was incorporated under the ABCA (as a private oil and gas exploration and production company) on April 9, 2001 and commenced operations in May 2001. DTRL removed the private issuer restrictions contained in its constating documents by way of Articles of Amendment filed on July 5, 2001. On November 17, 2004, DTRL acquired all the outstanding shares of Edenshaw Resources Ltd., a private oil and gas exploration and production company incorporated under the ABCA on November 29, 2002. The Edenshaw acquisition increased DTRL's interest in certain commonly held lands, wells and production in the Ferrybank area of Alberta.

The business combination of DTRL and Wise Wood Corporation was effected by way of an offer by Wise Wood Corporation to purchase all of the outstanding shares of DTRL on the basis of four common shares of Wise Wood Corporation for each common share of DTRL. By Certificate of Amendment issued on December 31, 2004, Wise Wood Corporation then consolidated all its issued and outstanding common shares on the basis of one new share for ten existing common shares and changed its name to Diamond Tree Energy Ltd.

This business combination represented a "going public" transaction for DTRL and DTRL became a wholly-owned subsidiary of Diamond Tree. The transaction was accounted for as a reverse takeover by DTRL of Wise Wood Corporation, because the existing DTRL management formed the new management of Diamond Tree, the former DTRL shareholders controlled approximately 92% of the outstanding shares of Diamond Tree after the business combination, the primary business of Diamond Tree became oil and gas exploration and production and the existing oilfield service assets were identified for disposition and eventually sold to an unrelated purchaser.

Diamond Tree Documents Incorporated by Reference

The following documents of Diamond Tree, which have been filed with securities commissions or other similar authorities in various provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) the Annual Information Form of Diamond Tree, dated March 16, 2006, for the year ended December 31, 2005;

(b) the audited comparative financial statements of Diamond Tree as at and for the year ended December 31, 2005, together with the notes thereto and the auditors' report thereon and management's discussion and analysis for the year ended December 31, 2005;

(c) the audited comparative financial statements of Diamond Tree as at and for the year ended December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) the unaudited comparative interim financial statements of Diamond Tree as at and for the period ended March 31, 2006, together with the notes thereto and management's discussion and analysis for the period ended March 31, 2006;

(e) the management proxy circular of Diamond Tree, dated March 24, 2006, relating to the annual meeting of shareholders held on May 17, 2006; and

(f) the Material Change Report of Diamond Tree, dated July 24, 2006, in respect of the proposed business combination between Blue Mountain and Diamond Tree, excluding the attachment thereto.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and related management's discussion and analysis, together with any accompanying report of the auditor and information circulars filed by Diamond Tree with the provincial securities commissions or similar authorities in Canada after the date of this Circular and prior to the Expiry Time, shall be deemed to be incorporated by reference into this Circular.

Diamond Tree anticipates that its unaudited interim financial statements as at and for the periods ended June 30, 2006 and related management's discussion and analysis will be filed with certain securities regulatory authorities in Canada on or about August 11, 2006, which documents will, when filed, be deemed to be incorporated by reference herein, as noted above.

Any statement contained in a Diamond Tree document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the Diamond Tree documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Diamond Tree at Suite 1200, 111 - 5 Avenue S.W. Calgary, Alberta, T2P 3Y6 (Telephone: (403) 237-9175) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com. Diamond Tree's SEDAR profile number is 00015796.

For *pro forma* financial information with respect to Diamond Tree following completion of the Offer, see Appendix "A" - *Pro Forma* Financial Statements of Diamond Tree.

Description of Share Capital

The authorized share capital of Diamond Tree consists of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series, with rights and privileges to be determined upon issuance, of which 22,694,198 common shares of Diamond Tree were issued and outstanding and nil preferred shares were outstanding as at July 16, 2006. As of July 16, 2006, options and warrants to purchase up to an aggregate of 4,637,000 Diamond Tree Shares had been granted and were outstanding.

Promoters of Diamond Tree

Prior to the completion of the December 31, 2004 business combination of DTRL and Wise Wood Corporation (as Diamond Tree was then named), the common shares of Wise Wood Corporation were listed on the TSX-V, and Don D. Copeland and Fred Moore were promoters of Wise Wood Corporation.

As a result of the December 2004 business combination with DTRL (which involved a reorganization of the business of Diamond Tree), Don D. Copeland may be considered a promoter of Diamond Tree, in that he took the initiative in effecting the business combination. Mr. Copeland is the Chief Executive Officer of Diamond Tree. As at the date hereof Mr. Copeland beneficially owns, directly or indirectly or exercises control or direction over 4,847,122 Diamond Tree Shares representing approximately 21.3% of the total number of outstanding Diamond Tree Shares.

Capitalization of Diamond Tree

The following table sets forth certain information concerning the capitalization of Diamond Tree as at December 31, 2005 and March 31, 2006, both before and after giving effect to the completion of the Offer:

	Authorized	**As at December 31, 2005[(4)]**	**As at March 31, 2006**	**As at March 31, 2006, after giving effect to the Offer[(1)]**
Common Shares[(2)]	Unlimited	22,495,198	22,608,000	42,333,198
Preferred Shares	Unlimited	nil	nil	nil
Shareholders' Equity		$46,285,689	$48,133,000	$149,706,000
Debt, net of working capital[(3)]		$6,560,944	$21,773,000	$40,918,000

Notes:

(1) Assuming that all of the Blue Mountain Shares are acquired pursuant to the Offer and that approximately 19,838,000 Diamond Tree Shares are issued by Diamond Tree pursuant to the Offer in exchange for Blue Mountain Shares. Transaction costs, including Blue Mountain severance costs of $1.7 million, are estimated at $3.0 million.

(2) In addition, as at July 16, 2006, Diamond Tree had 2,137,000 Diamond Tree Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $1.25 to $6.00 and 2,500,000 Diamond Tree Shares reserved for issuance pursuant to outstanding warrants at an exercise price of $2.50 per share.

(3) Diamond Tree currently has a revolving loan facility in the amount of $35.0 million and Blue Mountain has a credit facility in the principal amount of $22.5 million. Security for the Diamond Tree facility is by way of a general security agreement that provides a security interest over all present and after acquired personal property of Diamond Tree and a floating charge on all lands owned by Diamond Tree.

(4) Derived from the audited financial statements of Diamond Tree as at and for the year ended December 31, 2005.

Dividend Record and Policy

Diamond Tree has not paid any dividends on the outstanding Diamond Tree Shares since incorporation. Any decision to pay dividends on the Diamond Tree Shares will be made by the board of directors of Diamond Tree on the basis of Diamond Tree's earnings, financial requirements and such other conditions as the board of directors of Diamond Tree may consider appropriate in the circumstances.

Price Range and Trading Volume of Diamond Tree Shares

The Diamond Tree Shares are listed on the TSX and trade under the symbol "DT". The following table sets forth the high and low trading prices and the volume of Diamond Tree Shares traded as reported by the TSX for the periods indicated. The common shares of Diamond Tree were listed on the TSX on April 4, 2005. Prior thereto, such shares were listed on the TSX-V.

		Price Range		Trading
		High ($)	Low ($)	Volume
2005	First Quarter	4.25	3.40	2,130,500
	Second Quarter	3.90	3.25	659,600
	Third Quarter	6.50	3.79	2,776,300
	Fourth Quarter	8.10	5.15	2,280,244
2006	January	8.27	7.35	961,893
	February	7.70	6.10	1,238,415
	March	6.51	5.92	745,541
	April	7.13	6.31	1,120,291
	May	6.95	6.05	457,160
	June	6.53	5.50	565,700

On July 14, 2006, the last trading day prior to the date of public announcement of the Offer by Diamond Tree and Blue Mountain, the closing price of the Diamond Tree Shares on the TSX was $5.70. On August 2, 2006, the closing price of the Diamond Tree Shares on the TSX was $6.05.

Auditors, Registrar and Transfer Agent

The auditors of Diamond Tree are Deloitte & Touche LLP, Calgary, Alberta. Deloitte and Touche LLP have acted as the auditors of Diamond Tree since January 17, 2006. Immediately prior to January 17, 2006, BDO Dunwoody LLP acted as auditors of Diamond Tree.

CIBC Mellon Trust Company, at is principal offices in Calgary is the registrar and transfer agent for the Diamond Tree Shares.

BLUE MOUNTAIN ENERGY LTD.

Blue Mountain was incorporated under the ABCA on May 26, 1993, as Fosters Resources Ltd., a diamond exploration company. In 1997, Blue Mountain changed its focus to gold exploration. On May 14, 2001, Blue Mountain consolidated its issued and outstanding common shares on a 1:4 basis and concurrently changed its name to Blue Mountain Resources Ltd. On July 18, 2002, Blue Mountain consolidated its issued and outstanding common shares on a 1:12.5 basis and concurrently changed its name to Blue Mountain Energy Ltd.

On January 1, 2003, Blue Mountain amalgamated with its wholly-owned subsidiary, Bolt Energy Ltd., and continued to operate as Blue Mountain. On January 1, 2004, Blue Mountain amalgamated with its wholly-owned subsidiary, 861453 Alberta Ltd., and continued to operate as Blue Mountain. On October 1, 2004, Blue Mountain amalgamated with its wholly-owned subsidiary, 1121855 Alberta Ltd. and, immediately thereafter, amalgamated with its wholly-owned subsidiary, Sentra Resources Corporation, and continued to operate as Blue Mountain.

The principal office of Blue Mountain is located at #2030, 300 – 5th Avenue S.W., Calgary, Alberta, T2P 3C4. Blue Mountain's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

General

Blue Mountain is a publicly-traded oil and natural gas company based in Calgary, Alberta. Blue Mountain commenced oil and gas operations following a corporate restructuring and management change in June 2002.

Blue Mountain's activities are focused on west-central Alberta and the Peace River Arch region of northwestern Alberta and, more recently, northeastern British Columbia. These areas are natural gas prone with multi-zone potential from very shallow (300 metres) through deep (3,000 metres) wells. These areas also feature largely year-round access, extensive infrastructure, including natural gas pipelines, and remaining available undeveloped lands through Crown sales or negotiated participation.

Blue Mountain Documents Incorporated by Reference

The following documents of Blue Mountain, which have been filed with securities commissions or other similar authorities in various provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) the audited comparative financial statements of Blue Mountain as at and for the year ended December 31, 2005, and as at and for the year ended December 31, 2004, together with the notes thereto and the auditors' reports thereon; and

(b) the unaudited comparative interim financial statements of Blue Mountain for the period ended March 31, 2006 together with the notes thereto.

Copies of the Blue Mountain documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Diamond Tree at Suite 1200, 111 - 5 Avenue S.W. Calgary, Alberta, T2P 3Y6 (Telephone: (403) 237-9175) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

Diamond Tree is not able to verify the accuracy or completeness of the information contained herein that is derived from publicly available documents or records of Blue Mountain or whether there has been any failure on the part of Blue Mountain to disclose events that may have occurred or may affect the significance or accuracy of any such information, but has relied upon representations and warranties of Blue Mountain contained in the Pre-Acquisition Agreement with respect to certain information provided by Blue Mountain.

For further information regarding Blue Mountain, including the annual information form of Blue Mountain for the year ended December 31, 2005 and management's discussion and analysis respecting the Blue Mountain financial statements incorporated by reference herein, refer to the filings made by Blue Mountain with securities regulatory authorities in Canada, which filings are available through the Internet on the SEDAR web site at www.sedar.com.

Description of Share Capital

The authorized capital of Blue Mountain consists of an unlimited number of common shares, an unlimited number of first preferred shares (the "**First Preferred Shares**") and an unlimited number of second preferred shares (the "**Second Preferred Shares**"). As at August 4 2006, there were 21,487,566 Blue Mountain Shares, nil First Preferred Shares, nil Second Preferred Shares, 376,267 Blue Mountain Warrants and 2,484,732 Blue Mountain Options outstanding.

Dividend Record and Policy

No dividends have been paid on the Blue Mountain Shares since the incorporation of Blue Mountain and Blue Mountain does not expect that dividends will be paid on the Blue Mountain Shares in the foreseeable future.

Price Range and Trading Volume of Blue Mountain Shares

The Blue Mountain Shares are listed and posted for trading on TSX under the trading symbol "GAS". The following table sets forth the high and low trading prices and the volume of Blue Mountain Shares traded as reported by the TSX for the periods indicated:

		Price Range		Trading
		High ($)	Low ($)	Volume
2004	First Quarter	6.95	6.00	1,880,600
	Second Quarter	9.00	6.10	1,677,300
	Third Quarter	8.10	7.25	1,595,300
	Fourth Quarter	9.45	7.38	2,487,400
2005	First Quarter	8.50	6.32	3,192,178
	Second Quarter	6.95	3.92	2,812,685
	Third Quarter	5.79	4.50	6,611,461
	Fourth Quarter	5.90	4.45	2,906,557

		Price Range		Trading
		High ($)	**Low ($)**	**Volume**
2006	January	5.50	5.17	1,628,300
	February	5.55	5.01	2,588,800
	March	5.21	4.90	881,100
	April	5.50	5..09	256,201
	May	5.40	4.90	502,159
	June	5.00	4.00	479,662

On July 14, 2006, the last trading day prior to the date of public announcement of the Offer by Diamond Tree and Blue Mountain, the closing price of the Blue Mountain Shares on the TSX was $4.30.

EFFECT OF THE OFFER ON MARKET AND LISTING

After the purchase of Blue Mountain Shares under the Offer, Blue Mountain may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain jurisdictions in Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Blue Mountain Shares from such exchange. Among such criteria are the number of holders of Blue Mountain Shares, the number of Blue Mountain Shares publicly held and the aggregate market value of the Blue Mountain Shares publicly held. Depending on the number of Blue Mountain Shares purchased pursuant to the Offer, it is possible that the Blue Mountain Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Blue Mountain Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Blue Mountain Shares. It is the intention of Diamond Tree to apply to delist the Blue Mountain Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Blue Mountain Shares are delisted, it is possible that such shares would be traded on the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the Blue Mountain Shares and the availability of such quotations would, however, depend upon the number of Blue Mountain Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF BLUE MOUNTAIN SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Diamond Tree to acquire all of the outstanding Blue Mountain Shares. If Diamond Tree takes up and pays for Blue Mountain Shares under the Offer, Diamond Tree intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Blue Mountain Shares or, if necessary, to acquire such remaining Blue Mountain Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Blue Mountain Shares (calculated on a diluted basis), other than Blue Mountain Shares held at the date of the Offer by or on behalf of Diamond Tree or its affiliates and associates (as defined in the ABCA), and Diamond Tree acquires such deposited Blue Mountain Shares, then Diamond Tree will be entitled to acquire, pursuant to Part 16 of the ABCA, the remainder of the Blue Mountain Shares held by Blue Mountain Shareholders who did not accept the Offer (each a "**Dissenting Offeree**") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Blue Mountain Shares that were acquired under the Offer (a "**compulsory acquisition**").

To exercise this statutory right, Diamond Tree must give notice (the "**Diamond Tree Notice**") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Diamond Tree Notice, Diamond Tree must pay or transfer to Blue Mountain the consideration Diamond Tree would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Diamond Tree Notice, each Dissenting Offeree must send the certificates representing the Blue Mountain Shares held by such dissenting Offeree to Blue Mountain, and may elect either to transfer such shares to Diamond Tree on the terms on which Diamond Tree acquired Blue Mountain Shares under the Offer or to demand payment of the fair value of such shares by so notifying Diamond Tree within the applicable period. If a Dissenting Offeree fails to notify Diamond Tree within the applicable period, the Dissenting Offeree will be deemed to have elected to transfer his or her Blue Mountain Shares to Diamond Tree on the same terms (including price) as Diamond Tree acquired the Blue Mountain Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Blue Mountain Shares, Diamond Tree has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Blue Mountain Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Blue Mountain Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition that may become available to Diamond Tree. The summary is not intended to be complete and is qualified in its entirety by Part 16 of the ABCA. Holders of Blue Mountain Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Diamond Tree takes up and pays for Blue Mountain Shares validly deposited under the Offer and the statutory right of compulsory acquisition described above is not available for any reason or Diamond Tree determines not to exercise such right, Diamond Tree intends to take such other action as is necessary to acquire any Blue Mountain Shares not tendered to the Offer, including causing a special meeting of Blue Mountain Shareholders to be called to consider a Second Stage Transaction. In connection with a Second Stage Transaction, Blue Mountain may continue as a separate subsidiary of Diamond Tree following the completion of any such transaction or Blue Mountain may be amalgamated or otherwise combined with Diamond Tree. The timing and details of any such transaction will depend on a number of factors, including the number of Blue Mountain Shares acquired pursuant to the Offer. If Diamond Tree takes up and pays for 66⅔% of the outstanding Blue Mountain Shares (on a diluted basis) under the Offer,

Diamond Tree expects it will own sufficient Blue Mountain Shares to effect a Second Stage Transaction. Diamond Tree reserves the right, in its sole discretion, not to complete a Second Stage Transaction.

Each type of Second Stage Transaction described above would be a "business combination" under OSC Rule 61-501 and a "going private transaction" under Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and Regulation Q-27 may also deem certain types of Second Stage Transactions to be "related party transactions". However, if the Second Stage Transaction is a "business combination" carried out in accordance with OSC Rule 61-501 or a "going private transaction" carried out in accordance with Regulation Q-27, the "related party transaction" provisions of OSC Rule 61-501 and Regulation Q-27 will not apply to such transaction. Diamond Tree intends to carry out any such Second Stage Transaction in accordance with OSC Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of OSC Rule 61-501 and Regulation Q-27 will not apply to the "business combination" or the "going private transaction".

OSC Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the Blue Mountain Shares), and subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the Diamond Tree Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, Diamond Tree intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and Regulation Q-27 from the OSC and the AMF, respectively, exempting Blue Mountain or Diamond Tree or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Second Stage Transaction. An exemption is available under OSC Rule 61-501 for certain business combinations, and under Regulation Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid, where the consideration under such transaction is at least equal in value and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. Diamond Tree has provided such disclosure and expects that these exemptions will be available.

Depending on the nature of the Second Stage Transaction, Diamond Tree expects that the ABCA will require the approval of at least 66⅔% of the votes cast by holders of the outstanding Blue Mountain Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Regulation Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained, unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Second Stage Transaction, the "minority" holders would be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, all Blue Mountain Shareholders other than Diamond Tree and its directors and senior officers, any other person who is a "related party" of Diamond Tree within the meaning of OSC Rule 61-501 and Regulation Q-27, including, an affiliate or an insider of Diamond Tree, and any person acting jointly or in concert with any of the foregoing persons.

However, OSC Rule 61-501 and Regulation Q-27 also provide that Diamond Tree may treat Blue Mountain Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Second Stage Transaction that is a business combination or a going private transaction if, among other things, the consideration for each Blue Mountain Share in the Second Stage Transaction is at least equal in value to, and in the same form as, the consideration paid for Blue Mountain Shares pursuant to the Offer. Diamond Tree intends that the consideration offered under any Second Stage Transaction proposed by it would be of the same value and in the same form as the consideration paid to Blue Mountain Shareholders under the Offer, and accordingly Diamond Tree intends to cause Blue Mountain Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and Regulation Q-27, if, following the Offer, Diamond Tree and its affiliates are the registered holders of 90% or more of the Blue Mountain Shares at the time the Second Stage Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority Blue Mountain Shareholders.

Any Second Stage Transaction may also result in Blue Mountain Shareholders having the right to dissent and demand payment of the fair value of their Blue Mountain Shares. If the applicable procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Blue Mountain Shares. The fair value of Blue Mountain Shares so determined could be more or less than the amount paid per Blue Mountain Share pursuant to the Second Stage Transaction or the Offer.

The tax consequences to a Blue Mountain Shareholder of a Second Stage Transaction may differ significantly from the tax consequences to such Blue Mountain Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular. Blue Mountain Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Diamond Tree has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Blue Mountain Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

Other Alternatives

If Diamond Tree proposes a Second Stage Transaction, but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Diamond Tree will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Blue Mountain Shares in privately negotiated transactions, making another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Blue Mountain Shares. Any additional purchase of Blue Mountain Shares could be at a price greater than, equal to or less than the price to be paid for the Blue Mountain Shares under the Offer and could be for cash or other consideration. Alternatively, Diamond Tree may sell or otherwise dispose of any or all Blue Mountain Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Diamond Tree, which may vary from the price paid for Blue Mountain Shares under the Offer.

DEPOSITARY

Diamond Tree has engaged CIBC Mellon Trust Company as the Depositary for the Offer. The Depositary will receive deposits of certificates for Blue Mountain Shares and Letters of Transmittal and Notices of Guaranteed Delivery under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Diamond Tree for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Blue Mountain Shareholder who deposits Blue Mountain Shares directly with the Depositary to accept the Offer. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service. Blue Mountain Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Blue Mountain Shares with the Depositary.

INFORMATION AGENT

Diamond Tree has retained Georgeson Shareholder Communications Canada, Inc. to act as Information Agent for the Offer. The Information Agent may contact holders of Blue Mountain Shares by mail, telephone, facsimile or email and may also conduct personal interviews and may request that brokers, dealers, banks, trust companies and other intermediaries forward materials relating to the Offer to beneficial owners of Blue Mountain Shares.

Diamond Tree has agreed to pay the Information Agent (i) a $25,000 nonrefundable program management fee; (ii) a $20,000 success fee if more than 66⅔% of the outstanding Blue Mountain Shares are tendered to the Offer (and not withdrawn), excluding Blue Mountain Shares that may not be included as part of any minority approval required in relation to a Second Stage Transaction; and (iii) a further $25,000 success fee if more than 90% of the outstanding Blue Mountain Shares are tendered to the Offer (and not withdrawn). The Information Agent will also receive a fee of $6 per call for inbound and outbound calls to retail shareholders of Blue Mountain.

Diamond Tree will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Blue Mountain Shares pursuant to the Offer. No fee or commission will be payable by Blue Mountain Shareholders who transmit their Blue Mountain Shares directly to the Depositary to accept the Offer. If a Blue Mountain Shareholder owns Blue Mountain Shares through a broker or other nominee and such broker or nominee deposits Blue Mountain Shares on the Blue Mountain Shareholder's behalf, the broker or nominee may charge a fee for performing such service.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Diamond Tree, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Blue Mountain Shareholders who dispose of their Blue Mountain Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Blue Mountain Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with Diamond Tree or Blue Mountain, and who hold their Blue Mountain Shares and will hold any Diamond Tree Shares as capital property. Portions of this summary apply only to Blue Mountain Shareholders who will not, either alone or together with other persons with whom they do not deal at arm's length, either control Diamond Tree immediately following the completion of the Offer or beneficially own shares of Diamond Tree which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Diamond Tree immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Blue Mountain Shares or Diamond Tree Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a shareholder unless the shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the shareholder acquired the shares in an adventure in the nature of trade. Certain Blue Mountain Shareholders whose Blue Mountain Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Blue Mountain Shareholders should consult their own tax advisors as to whether they hold their Blue Mountain Shares and will hold any Diamond Tree Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "**CRA**") and all specific proposals (the "**Tax Proposals**") to amend the Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by regulatory, legislative, administrative or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Blue Mountain Shareholder. Accordingly, Blue Mountain Shareholders, and particularly those to whom this discussion is not applicable (such as Blue Mountain Shareholders who do not hold their Blue Mountain Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences of the Offer to them having regard to their own particular circumstances.

Blue Mountain Shareholders Resident in Canada

This part of the summary is applicable to Blue Mountain Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

Section 85.1 Share-for-Share Exchange

Unless a Blue Mountain Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Blue Mountain Shares for Diamond Tree Shares as described in the immediately subsequent paragraph, the Blue Mountain Shareholder will be deemed to have disposed of the Blue Mountain Shares for proceeds of disposition equal to the Blue Mountain Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Diamond Tree Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Blue Mountain Shareholders which hold other Diamond Tree Shares as capital property. The result is that the disposition of Blue Mountain Shares solely in consideration for Diamond Tree Shares will generally not give rise to a capital gain or a capital loss under the Tax Act unless a Blue Mountain Shareholder chooses to recognize a capital gain or loss.

A Blue Mountain Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Blue Mountain Shares for Diamond Tree Shares by including the capital gain (or capital loss) in the Blue Mountain Shareholder's tax return for the taxation year in which the exchange occurs. In those circumstances, the Blue Mountain Shareholder will recognize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Diamond Tree Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Blue Mountain Shares and any reasonable costs associated with the disposition, and will acquire the Diamond Tree Shares at an adjusted cost base equal to the fair market value of the Diamond Tree Shares.

Generally, a Blue Mountain Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will be required to apply one-half of the amount of any capital loss (an "**allowable capital loss**") to reduce taxable capital gains realized by the Blue Mountain Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and all subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Blue Mountain Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Blue Mountain Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Blue Mountain Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and the minimum tax.

Subsection 85(1) or 85(2) Elective Rollover Alternative

Diamond Tree has agreed that it will jointly elect with any Blue Mountain Shareholder under subsection 85(1) or 85(2), as applicable, of the Tax Act. A capital gain will therefore be realized only to the extent that the elected amount net of any reasonable costs associated with the disposition, exceeds the adjusted cost base of the Blue Mountain Shareholder's Blue Mountain Shares. A joint election under subsection 85(1) may be made by a Blue Mountain Shareholder except a partnership, and a joint election under subsection 85(2) may be made by a Blue Mountain Shareholder that is a partnership. It will be the responsibility of each Blue Mountain Shareholder who wishes to make such a joint election to (i) obtain a current version of the prescribed election form, (ii) complete all portions of the election form which are applicable, including the number and the adjusted cost base of the holder's Blue Mountain Shares and the elected amount, (iii) sign the election form where required, (iv) forward the signed election form to Diamond Tree Energy Ltd., Suite 1200, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6, Attention: Kelly Tomyn, Chief Financial Officer, within 90 days following the Expiry Date, and (v) after the election form has been signed by Diamond Tree and returned to the Blue Mountain Shareholder, file the election form with the CRA within the time prescribed under the Tax Act. Diamond Tree agrees to execute such completed election forms delivered to it and to return such election forms by mail to the applicable Blue Mountain Shareholders (within 30 days after the receipt thereof by Diamond Tree). Blue

Mountain Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority.

Each Blue Mountain Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to Diamond Tree as soon as possible and, in any event, within 90 days following the Expiry Date. Diamond Tree will not be liable for any late filing penalties or other loss resulting from the late filing of an election form received by Diamond Tree or from the invalidation of any election form. With the exception of the execution of the election by Diamond Tree, Diamond Tree takes no responsibility whatsoever for the preparation or validity of the applicable election form.

Acquisition of Blue Mountain Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Blue Mountain Shares Not Deposited", Diamond Tree may, in certain circumstances, acquire Blue Mountain Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Blue Mountain Shareholder whose Blue Mountain Shares are so acquired by Diamond Tree solely in consideration for Diamond Tree Shares will generally be subject to the same tax treatment,- as described above with respect to a disposition of Blue Mountain Shares under the Offer. Where a Blue Mountain Shareholder's Blue Mountain Shares are disposed of pursuant to the exercise of dissent rights, the Blue Mountain Shareholder may not qualify for any tax deferral to the extent any cash is received pursuant to the exercise of such dissent rights. Further, it is possible that a dissenting Blue Mountain Shareholder may be subject to tax on any interest or dividends paid or deemed to be paid as a result of the exercise of dissent rights.

Second Stage Transaction

If Diamond Tree is unable to make a compulsory acquisition, Diamond Tree may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Blue Mountain Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Blue Mountain Shareholders who dispose of their Blue Mountain Shares pursuant to the Offer. To the extent that any Second Stage Transaction is proposed by Diamond Tree, Blue Mountain Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Blue Mountain Shares acquired pursuant to such transaction.

Blue Mountain Shareholders Not Resident in Canada

This part of the summary is applicable to a Blue Mountain Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "**Non-Resident Blue Mountain Shareholder**"). This summary is not applicable to Non-Resident Blue Mountain Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Blue Mountain Shareholder should consult their own tax advisor with respect to the exchange of Blue Mountain Shares for Diamond Tree Shares.

Non-Resident Blue Mountain Shareholders Accepting the Offer

Non-Resident Blue Mountain Shareholders who hold Blue Mountain Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Blue Mountain Shares under the Offer. Generally, Blue Mountain Shares will not be taxable Canadian property of a Non-Resident Blue Mountain Shareholder at a particular time provided that at that time: (i) the Blue Mountain Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Blue Mountain Shareholder, persons with whom the Non-Resident Blue Mountain Shareholder did not deal at arm's length, or the Non-Resident Blue Mountain Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of shares of Blue Mountain; (iii) the Blue Mountain Shares were not acquired in a tax-deferred transaction pursuant to which the Blue Mountain Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Blue Mountain Shareholder; and (iv) the Non-Resident Blue Mountain Shareholder has not elected to have such Blue Mountain Shares treated as taxable Canadian property.

If Blue Mountain Shares are or are deemed to be taxable Canadian property of a Non-Resident Blue Mountain Shareholder, the income tax consequences of a disposition of such Blue Mountain Shares by the Non-Resident Blue Mountain Shareholder will generally be the same as those described above under "Blue Mountain Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. Non-Resident Blue Mountain Shareholders whose Blue Mountain Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Blue Mountain Shares.

Acquisition of Blue Mountain Shares Not Deposited

As outlined in the Circular, Diamond Tree may, in certain circumstances, acquire Blue Mountain Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If Diamond Tree is unable to use a compulsory acquisition Diamond Tree may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Blue Mountain Shareholder disposing of Blue Mountain Shares under a compulsory acquisition, or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where Blue Mountain Shares are acquired pursuant to the exercise of a dissent right, it is possible that the holder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Blue Mountain Shareholder or a partnership that is not a "Canadian Partnership" for the purposes of the Tax Act as a result of such an award, or dividends deemed to be paid to such a Blue Mountain Shareholder by Blue Mountain as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Blue Mountain Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, Diamond Tree cannot reasonably foresee the tax consequences arising therefrom. To the extent that any Second Stage Transaction is proposed by Diamond Tree, Non-Resident Blue Mountain Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Blue Mountain Shares acquired pursuant to such transaction.

OWNERSHIP OF SHARES OF BLUE MOUNTAIN

Neither Diamond Tree, nor any director or officer of Diamond Tree, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Blue Mountain, except pursuant to the Pre-Tender Agreements or the Cancellation Agreements and except as set out below. To the knowledge of the directors and senior officers of Diamond Tree, no securities of Blue Mountain are owned, directly or indirectly, nor is control or direction over any securities of Blue Mountain exercised by any associate or affiliate of Diamond Tree, by any associate of any director or senior officer of Diamond Tree, by any person or company who holds more than 10% of any class of equity securities of Diamond Tree or by any person or company acting jointly or in concert with Diamond Tree, except as set out below.

Name	Number of Blue Mountain Shares Held
Don D. Copeland	63,162 Blue Mountain Shares
Blue Storm Energy Ltd., an associate of Gary Unrau	8,000 Blue Mountain Shares

TRADING IN SHARES OF BLUE MOUNTAIN

During the six month period preceding the date of the Offer, no securities of Blue Mountain have been traded by Diamond Tree or any director or officer of Diamond Tree or, to the knowledge of the directors and senior officers of Diamond Tree, after reasonable inquiry, by any associate or affiliate of Diamond Tree, by any associate of any director or officer of Diamond Tree, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Diamond Tree or by any person or company acting jointly or in concert with Diamond Tree, except as set out below.

On July 10, 2006, Howson Tattersall Investment Counsel Limited ("**Howson Tattersall**") filed an Alternative Monthly Report on SEDAR (effective June 30, 2006), reporting that one or more of its mutual fund, pension fund or other client accounts held, in aggregate, 2,897,800 shares of Diamond Tree at the end of June 2006, representing approximately 12.8% of the total number of outstanding Diamond Tree Shares. Diamond Tree does not know how the Diamond Tree Shares referred to in such Alternative Monthly Report are divided among Howson Tattersall's mutual fund, pension fund and other client accounts, although Diamond Tree has been advised that no single Howson Tattersall client holds in excess of 10% of the outstanding shares of Diamond Tree through accounts managed by Howson Tattersall.

In an Alternative Monthly Report filed on SEDAR on July 10, 2006 (and effective June 30, 2006), Howson Tattersall reported that one or more of its mutual fund, pension fund or other client accounts held, in aggregate, 2,308,000 shares of Blue Mountain at the end of June 2006, representing approximately 10.8% of the total number of outstanding Blue Mountain shares. Diamond Tree does not know how the Blue Mountain shares referred to in such Alternative Monthly Report are divided among Howson Tattersall's mutual fund, pension fund and other client accounts.

COMMITMENTS TO ACQUIRE SHARES OF BLUE MOUNTAIN

No securities of Blue Mountain are the subject of any commitments made by Diamond Tree, or its directors or officers and, to the knowledge of the directors and senior officers of Diamond Tree, after reasonable inquiry, no securities of Blue Mountain are the subject of any commitments made by any associate or affiliate of Diamond Tree, by any associate of any director or officer of Diamond Tree, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Diamond Tree or by any person or company acting jointly or in concert with Diamond Tree, to acquire any equity securities of Blue Mountain, except for the commitment to acquire the Blue Mountain Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements, the Cancellation Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Diamond Tree and any of the directors or officers of Blue Mountain and no payments or other benefits are proposed to be made or given by Diamond Tree by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Diamond Tree and any Blue Mountain Shareholder with respect to the Offer or between Diamond Tree and any person or company with respect to any securities of Blue Mountain in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements, the Cancellation Agreements and as otherwise described herein.

There are no business relationships between Diamond Tree or its associates or affiliates and Blue Mountain that are material to any of them, with the exception of the Pre-Acquisition Agreement, the Pre-Tender Agreements and the Cancellation Agreements.

As contemplated by the Pre-Acquisition Agreement, upon Diamond Tree taking up and paying for the Minimum Required Shares pursuant to the Offer, the board of directors of Diamond Tree will be reconstituted to add Messrs. Verne Johnson and James Banister.

MATERIAL CHANGES IN THE AFFAIRS OF BLUE MOUNTAIN AND OTHER INFORMATION

Diamond Tree has no information which indicates any material change in the affairs of Blue Mountain, and Blue Mountain has represented to Diamond Tree that there has not been any material change in the affairs of Blue Mountain, since the date of the unaudited financial statements of Blue Mountain as at and for the period ended March 31, 2006, other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Diamond Tree has no knowledge of any other matter that has not previously been generally disclosed, but which would reasonably be expected to affect the decision of Blue Mountain Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders, who have entered into the Pre-Tender Agreements and the persons who have entered into the Cancellation Agreements, Diamond Tree has no knowledge concerning the intention of any Blue Mountain Shareholders to accept the Offer.

EXPENSES OF THE OFFER

Diamond Tree estimates that the total amount of its expenses related to the Offer, excluding Blue Mountain severance costs of $1.7 million, will be approximately $1.3 million. Such fees and expenses will be paid out of Diamond Tree's working capital or available credit facilities.

INTERESTS OF EXPERTS

The following persons or companies are named in the Circular and have prepared or certified a statement or report contained in the Circular, either directly or in a document incorporated by reference: (i) Bennett Jones LLP (Diamond Tree's legal counsel); (ii) Deloitte & Touche LLP (the current auditors of Diamond Tree); (iii) BDO Dunwoody LLP (the former auditors of Diamond Tree); (iv) KPMG LLP (the auditors of Blue Mountain); and (v) AJM (Diamond Tree's independent reserves engineers). Diamond Tree understands that the partners and associates of Bennett Jones LLP have not received and shall not receive a direct or indirect interest in the property of Diamond Tree or any associate or affiliate of Diamond Tree, and that as at the date hereof, the partners and associates of Bennett Jones LLP: (i) as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Diamond Tree Shares; (ii) beneficially own, directly or indirectly, less than 1% of the issued and outstanding Blue Mountain Shares; and (iii) do not own any other securities of Diamond Tree or Blue Mountain or any securities of any associate or affiliate of either Diamond Tree or Blue Mountain, with the exception of Nicholas P. Fader, a partner of Bennett Jones LLP, who has been granted options (in his capacity as Corporate Secretary of Diamond Tree) to acquire up to 25,000 Diamond Tree Shares, at an exercise price of $2.50, which options are held for the benefit of Bennett Jones LLP. Diamond Tree has been advised that Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Diamond Tree has been advised that BDO Dunwoody LLP, in Canada, was, while it acted as auditor of Diamond Tree, independent of Diamond Tree within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta, at that time. Information relating to the extent of the interests of the principals of AJM in the securities or property of Diamond Tree is set out in the annual information form of Diamond Tree for the year ended December 31, 2005, which is incorporated herein by reference.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of Diamond Tree or of any associate or affiliate of Diamond Tree except for Nicholas P. Fader, the Corporate Secretary of Diamond Tree, who is a partner of Bennett Jones LLP, which law firm renders legal advice to Diamond Tree.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Blue Mountain Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Blue Mountain Shareholders. However, such rights must be exercised within prescribed time limits. Blue Mountain Shareholders should refer to the applicable provisions of the securities legislation of their province or territory of residence for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to Diamond Tree Energy Ltd.

TO: The Board of Directors of Diamond Tree Energy Ltd.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated August 4, 2006 relating to the offer by Diamond Tree Energy Ltd. to purchase all of the common shares of Blue Mountain Energy Ltd.

Calgary, Alberta

August 4, 2006

"Bennett Jones LLP"

Bennett Jones LLP

Consent of the Current Auditors of Diamond Tree Energy Ltd.

We have read the take-over bid circular (the "**Circular**") of Diamond Tree Energy Ltd. (the "**Company**") dated August 4, 2006 relating to the offer by the Company for all of the outstanding common shares of Blue Mountain Energy Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2005 and the consolidated statements of income and retained earnings and cash flows for the year then ended. Our report is dated March 3, 2006.

We also consent to the use in the above mentioned Circular of our report dated August 4, 2006 to the board of directors of the Company on the *pro forma* consolidated balance sheet as at March 31, 2006 and *pro forma* consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Calgary, Alberta

August 4, 2006

"Deloitte & Touche LLP"

Deloitte & Touche LLP

Chartered Accountants

Consent of the Former Auditors of Diamond Tree Energy Ltd.

We have read the take-over bid circular (the "**Circular**") of Diamond Tree Energy Ltd. (the "**Company**") dated August 4, 2006 relating to the offer by the Company for all of the outstanding common shares of Blue Mountain Energy Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2004 and the consolidated statements of income and retained earnings and cash flows for the year then ended. Our report is dated March 2, 2005.

Calgary, Alberta

August 4, 2006

"BDO Dunwoody LLP"

BDO Dunwoody LLP

Chartered Accountants

Consent of Auditors of Blue Mountain Energy Ltd.

We have read the take-over bid circular (the "**Circular**") of Diamond Tree Energy Ltd. ("**Diamond Tree**") dated August 4, 2006 relating to the offer by Diamond Tree for all of the outstanding common shares of Blue Mountain Energy Ltd. (the "**Company**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Blue Mountain Energy Ltd. on the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated March 30, 2006.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Blue Mountain Energy Ltd. on the consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended. Our report is dated March 22, 2005.

Calgary, Alberta

August 4, 2006

"KPMG LLP"

KPMG LLP

Chartered Accountants

Consent of Engineers

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 10, 2006, evaluating certain oil and gas reserves of Diamond Tree Energy Ltd. ("**Diamond Tree**") as at December 31, 2005 (the "**Report**"). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take-over bid circular dated August 4, 2006 (the "**Circular**") relating to the offer by Diamond Tree Energy Ltd. to purchase all of the common shares of Blue Mountain Energy Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta	*"AJM Petroleum Consultants"*
August 4, 2006	AJM Petroleum Consultants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Blue Mountain Shareholders has been authorized by the board of directors of Diamond Tree Energy Ltd.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The foregoing, together with the documents incorporated herein by reference, does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

Dated at Calgary, Alberta, the 4th day of August, 2006.

"Don D. Copeland"	*"Kelly Tomyn"*
Don D. Copeland	Kelly Tomyn
Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

"Kelly Ogle"	*"Howard Dixon"*
Kelly Ogle	Howard Dixon
Director	Director

APPENDIX "A"

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Unaudited *pro forma* consolidated balance sheet of Diamond Tree Energy Ltd. as at March 31, 2006 and unaudited *pro forma* consolidated statement of earnings for the three months then ended and the year ended December 31, 2005.

Compilation Report on *Pro Forma* Consolidated Financial Statements

To the Board of Directors of Diamond Tree Energy Ltd.:

We have read the accompanying unaudited *pro forma* consolidated balance sheet of Diamond Tree Energy Ltd. ("**Diamond Tree**") as at March 31, 2006 and the unaudited *pro forma* consolidated statement of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Diamond Tree" to the unaudited consolidated financial statements of Diamond Tree as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of Diamond Tree for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Blue Mountain" to the unaudited consolidated financial statements of Blue Mountain Energy Ltd. ("**Blue Mountain**") as at March 31, 2006 and for the three months then ended, and the audited consolidated financial statements of Blue Mountain for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Diamond Tree who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the *pro forma* adjustments included in the column captioned "Adjustments"; and

   (b) whether the unaudited *pro forma* consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (c) described to us the basis for determination of the *pro forma* adjustments, and

   (d) stated that the unaudited *pro forma* consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the unaudited *pro forma* consolidated financial statements, and found them to be consistent with the basis described to us for determination of the *pro forma* adjustments.

5. Recalculated the application of the *pro forma* adjustments, included in the column captioned "Adjustments", to the aggregate of the amounts in the columns captioned "Diamond Tree" and "Blue Mountain", as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "*Pro Forma* Consolidated" to be arithmetically correct.

A *pro forma* financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the *pro forma* adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the *pro forma* consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
August 4, 2006

"*Deloitte & Touche LLP*"
Chartered Accountants

DIAMOND TREE ENERGY LTD.

***Pro Forma* Consolidated Statement of Earnings (Loss)**

Three Months Ended March 31, 2006

(Unaudited)
(000s, except per share amounts)

	Diamond Tree $	Blue Mountain $	Adjustments $	Note	*Pro Forma* Consolidated $
REVENUE					
Petroleum and natural gas sales	10,056	11,179			21,235
Royalties, net of Alberta royalty credits	(2,212)	(2,862)			(5,074)
Other	83	---			83
	7,927	8,317	0		16,244
EXPENSES					
Operating	899	2,639			3,538
General and administrative	525	784			1,309
Interest on bank loans	54	174	42	3(a)	270
Interest on capital lease	18	---			18
Interest - other	4	---			4
Stock–based compensation	316	303			619
Depletion, amortization and accretion	3,997	5,876	510	3(b)	10,383
	5,813	9,776	552		16,141
EARNINGS (LOSS) BEFORE INCOME TAXES	2,114	(1,459)	(552)		103
INCOME AND OTHER TAXES					
Current	11	36		3(d)	47
Future	804	(496)	(196)	3(c)	112
	815	(460)	(196)		159
NET EARNINGS (LOSS)	1,299	(999)	(356)		(56)
Earnings Per Share					
Basic					$0.00
Diluted					$0.00
Weighted Average (Note 4)					
Basic					42,154
Diluted					44,995

DIAMOND TREE ENERGY LTD.

Pro Forma Consolidated Statement of Earnings (Loss)

Year Ended December 31, 2005

(Unaudited)
(000s, except per share amounts)

	Diamond Tree $	Blue Mountain $	Adjustments $	Note	*Pro Forma* Consolidated $
REVENUE					
Petroleum and natural gas sales	50,631	51,389			102,020
Royalties, net of Alberta royalty credits	(13,595)	(10,569)			(24,164)
Other	---	---			---
	37,036	40,820	0		77,856
EXPENSES					
Operating	5,026	12,144			17,170
General and administrative	2,151	2,445			4,596
Interest on bank loans	444	706	140	3(a)	1,290
Interest on capital lease	54	---			54
Interest - other	12	---			12
Stock–based compensation	2,020	1,187			3,207
Depletion, amortization and accretion	12,241	22,967	2,550	3(b)	37,758
	21,948	39,449	2,690		64,087
EARNINGS (LOSS) BEFORE INCOME TAXES	15,088	1,371	(2,690)		13,769
INCOME AND OTHER TAXES					
Current	178	239	20	3(d)	437
Future	5,285	510	(1,029)	3(c)	4,766
	5,463	749	(1,009)		5,203
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	9,625	622	(1,681)		8,566
LOSS FROM DISCONTINUED OPERATIONS	374	---			374
NET EARNINGS (LOSS)	9,251	622	(1,681)		8,192
Net Earnings from continuing operations - Per Share					
Basic					0.22
Diluted					0.21
Loss from discontinued operations - Per Share					
Basic and Diluted					(0.01)
Earnings Per Share					
Basic					0.21
Diluted					0.20
Weighted Average (Note 4)					
Basic					39,239
Diluted					41,233

DIAMOND TREE ENERGY LTD

***Pro Forma* Consolidated Balance Sheet**

As At March 31, 2006

(Unaudited)
(000s)

	Diamond Tree $	Blue Mountain $	Adjustments $	Note	*Pro Forma* Consolidated $
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	---	---			---
Accounts receivable	6,958	10,586			17,544
Prepaid expenses	118	---			118
Investment in trust units	423	---			423
	7,499	10,586			18,085
Property and equipment	84,845	108,696	14,904	2(a)	208,445
Goodwill	246	14,556	(6,698)	2(a)	8,104
	$92,590	$133,838	$8,206		$234,634
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	19,653	16,896			36,549
Bank loans	8,538	9,835	3,000	2(a) 2(b)	21,373
Income taxes payable	165	---			165
Current portion of capital lease	272	---			272
	28,628	26,731	3,000		58,359
Capital lease	644	---			644
Asset retirement obligation	2,881	3,415			6,296
Future income taxes	12,304	2,734	4,591	2(a)	19,629
TOTAL LIABILITIES	44,457	32,880	7,591		84,928
SHAREHOLDERS' EQUITY					
Share capital	32,328	96,105	(96,105) 101,573	2(a)	133,901
Share purchase loan	(650)	---			(650)
Contributed surplus	2,803	2,139	(2,139)	2(a)	2,803
Retained earnings	13,652	2,714	(2,714)	2(a)	13,652
	48,133	100,958	615		149,706
	$92,590	$133,838	$8,206		$234,634

DIAMOND TREE ENERGY LTD.

Notes to the *Pro Forma* Consolidated Financial Statements

Three Months Ended March 31, 2006 and Year Ended December 31, 2005

(Unaudited)
($000s)

1. BASIS OF PRESENTATION

The accompanying *pro forma* consolidated financial statements ("***Pro Forma* Statements**") have been prepared for inclusion in the offer to purchase circular of Diamond Tree Energy Ltd. ("**Diamond Tree**") dated August 4, 2006 (the "**Circular**"). The *Pro Forma* Statements give effect to the proposed business combination through an Offer to Purchase ("**Offer**") by which Diamond Tree will acquire all of the issued and outstanding common shares of Blue Mountain Energy Ltd. ("**Blue Mountain**"). The business combination will be accounted for using the purchase method with Diamond Tree as the acquirer. As part of the Offer, former Blue Mountain shareholders will receive shares of Diamond Tree.

The *Pro Forma* Statements have been prepared from:

(a) the audited financial statements of Diamond Tree as at December 31, 2005 and for the year then ended and the unaudited interim financial statements as at March 31, 2006 and for the three month period then ended;

(b) the audited financial statements of Blue Mountain as at December 31, 2005 and for the year then ended and the unaudited interim financial statements as at March 31, 2006 and for the three month period then ended;

In the opinion of management of Diamond Tree, these *Pro Forma* Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**"). Accounting policies used in the preparation of the *Pro Forma* Statements are in accordance with those disclosed in the 2005 audited financial statements of Diamond Tree.

The *Pro Forma* Statements are not necessarily indicative of the results of operations that would have occurred for the three month period ended March 31, 2006 and the year ended December 31, 2005 or for future years. In preparing the *Pro Forma* Statements, no adjustments have been made to reflect any operating synergies and general and administrative cost savings that may result from combining the operations of Diamond Tree and Blue Mountain.

The *Pro Forma* Statements should be read in conjunction with the audited financial statements of Diamond Tree as at December 31, 2005 and for the year then ended, the unaudited interim financial statements of Diamond Tree as at March 31, 2006 and for the three month period then ended, the audited financial statements of Blue Mountain as at December 31, 2005 and for the year then ended, and the unaudited interim financial statements of Blue Mountain as at March 31, 2006. These documents may be found under each respective company's filings on SEDAR at www.sedar.com.

2. *PRO FORMA* CONSOLIDATED BALANCE SHEET

The unaudited *pro forma* consolidated balance sheet gives effect to the following transaction and assumptions as if they had occurred at the balance sheet date, March 31, 2006:

(a) Business combination

The completion of the proposed business combination under the Offer, as more fully disclosed in the Circular, which results in the issue of 0.9 Diamond Tree common share for every outstanding common share of Blue Mountain.

As shown in the table below, it is assumed that additional Blue Mountain shares will be issued to option holders and warrant holders equal to the net proceeds from all in-the-money Blue Mountain options and warrants. Concurrently, all out-of-the-money options would be surrendered for cancellation.

The business combination has been accounted for as a purchase, using an ascribed value for each Diamond Tree share of \$5.12. This is based on the volume weighted average trading price for the period starting two days before and ending two days after the July 17th, 2006 business combination announcement date, adjusted by 3% for costs that would have been incurred had there been a public offering.

Allocation of purchase price consideration: (000s)	March 31, 2006
Consideration comprised of:	
Blue Mountain shares outstanding	21,459
Blue Mountain shares purchased with option net proceeds	427
Blue Mountain shares purchased with warrant net proceeds	156
Total Blue Mountain shares tendered	22,042
Exchange ratio	0.9
Diamond Tree shares issued	19,838
Ascribed value per share	\$5.12
Issuance of shares	\$101,573
Transaction costs	1,300
	\$102,873
Blue Mountain net assets acquired and liabilities assumed:	
Current assets	10,586
Petroleum and natural gas properties	123,600
Goodwill	7,858
Current liabilities, inclusive of severance costs	(28,431)
Future income taxes	(7,325)
Asset retirement obligation	(3,415)
	\$102,873

The allocation of the purchase price will be finalized after the business combination has been completed and the fair values of the assets and liabilities have been fully determined, accordingly, the above allocation is subject to change.

(b) Transaction costs and severance costs are estimated at \$1.3 million and \$1.7 million respectively. The total amount of \$3.0 million has been assumed to be paid from additional bank borrowings.

3. *PRO FORMA* CONSOLIDATED STATEMENTS OF EARNINGS

The unaudited *pro forma* consolidated statements of earnings for the three months ended March 31, 2006 and the year ended December 31, 2005 give effect to the following assumed transactions and assumptions as if they had taken place at January 1, 2005:

(a) A net increase in interest expense due to additional borrowings as a result of the transaction disclosed in Note 2(a) and (b).

(b) Calculation of depletion, depreciation and amortization on a consolidated basis incorporating the assets of Blue Mountain.

(c) Adjustment to future income taxes or recovery for the above adjustments as applicable.

(d) Adjustment for capital tax as a result of Note 2(a) and (b).

4. PER SHARE INFORMATION

The calculation of net earnings per share gives effect to the issuance of additional shares under the business combination as set out in Note 2(a) as if those shares had been issued at January 1, 2005. The numbers of shares which have been used in the per share calculations are as follows:

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
	(000s)	(000s)
Weighted average - basic	22,316	19,401
Assumed shares issued on business combination	19,838	19,838
	42,154	39,239
Weighted average - diluted	25,157	21,395
Assumed shares issued on business combination	19,838	19,838
	44,995	41,233

THE DEPOSITARY FOR THE OFFER IS:

CIBC MELLON TRUST COMPANY

The office of the Depositary is:

By Registered Mail	By Mail, Hand or Courier	
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	600, The Dome Tower 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1

Inquiries

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Fax: (416) 643-3148
E-mail: inquiries@cibcmellon.com

THE INFORMATION AGENT FOR THE OFFER IS:

GEORGESON SHAREHOLDER
COMMUNICATIONS CANADA, INC.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-390-5137

Any questions or requests for assistance may be directed by holders of Blue Mountain Shares to the Depositary or the Information Agent at their respective telephone numbers and locations set forth above.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or the Information Agent (see last page for respective addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for Deposit of Common Shares of

BLUE MOUNTAIN ENERGY LTD.

Pursuant to the Offer dated August 4, 2006 made by

DIAMOND TREE ENERGY LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (CALGARY TIME) ON MONDAY, SEPTEMBER 11, 2006 ("EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.

USE THIS LETTER OF TRANSMITTAL IF:

1. **YOU ARE DEPOSITING A SHARE CERTIFICATE; OR**
2. **YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELVERY.**

This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Shares") in the capital of Blue Mountain Energy Ltd. ("Blue Mountain") deposited pursuant to the offer dated August 4, 2006 (the "Offer") made by Diamond Tree Energy Ltd. (the "Offeror") to holders of Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying Circular dated August 4, 2006, have the meanings set out in the Offer and Circular.

The Depositary, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers). A Shareholder who wishes to deposit Shares pursuant to the Offer and whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Offer.

Shareholders who wish to deposit Shares but whose certificates representing such Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery". See Instruction 2 of this Letter of Transmittal, "Procedures for Guaranteed Delivery".

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, "IMPORTANT TAX INFORMATION FOR U.S. SHAREHOLDERS".

THE SECURITIES ISSUABLE PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This documents does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of Shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

TO: DIAMOND TREE ENERGY LTD.
AND TO: CIBC MELLON TRUST COMPANY, as DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Shares Represented by Certificate	Number of Shares Deposited*
		TOTAL	

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and any Other Securities (as defined below) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares (and Other Securities) to any other person and that when the Deposited Shares (and Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(c) represents and warrants that the undersigned owns the Deposited Shares;

(d) represents and warrants that the deposit of the Deposited Shares (and any Other Securities) complies with applicable securities laws;

(e) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(f) irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares, in and to any and all dividends, distributions, payments, securities, rights, assets or other interests (collectively, "distributions") which may be declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after July 16, 2006, effective on and after the date that the Offeror takes up and pays for the Deposited Shares;

(g) irrevocably constitutes and appoints any officer of the Offeror and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer (collectively, the "Other Securities"), effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Blue Mountain; and

(ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Securities for all purposes including without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Blue Mountain, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Securities;

(h) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer;

(i) acknowledges that if it entered into a Pre-Tender Agreement with the Offeror, its obligations under such agreement remain in effect and must be complied with, notwithstanding the provisions of this Letter of Transmittal that may be more permissive;

(j) agrees not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Blue Mountain and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Securities;

(k) agrees to execute and deliver to the Offeror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of the Purchased Shares or Other Securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees in respect of such Purchased Shares or Other Securities and that upon such appointment, all prior proxies shall be revoked and no subsequent proxies may be given with respect thereto;

(l) covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representations, successors and assigns of the holder;

(m) instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the certificates representing shares of the Offeror by first class mail, postage prepaid, or to hold such certificates for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence;

(n) acknowledges and agrees that under no circumstances will interest accrue or be paid by the Offeror or the Depositary on any Deposited Shares, regardless of any delay in making such payment;

(o) agrees that if Blue Mountain should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Shares which is or are payable or distributable to the holders of Shares of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Blue Mountain of such Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(p) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and that the Offeror reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, the Offeror is not legally permitted to accept under the laws of any applicable jurisdiction and that the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Shares and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice and that the Offeror's interpretation of the terms and conditions of the Offer including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be final and binding;

(q) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(r) hereby acknowledges that, except as stated in the Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

BLOCK A	BLOCK B
ISSUE CERTIFICATES IN THE NAME OF: (please print)	SEND CERTIFICATES (Unless Block "C" is checked) TO:
______________________ (Name)	______________________ (Name)
______________________	______________________
______________________ (Street Address and Number)	______________________
______________________ (City and Province or State)	______________________ (Street Address and Number)
______________________ (Country and Postal (Zip) Code)	______________________
______________________ (Telephone — Business Hours)	______________________ (City and Province or State)
______________________ (Tax Identification, Social Insurance or Social Security Number)	______________________ (Country and Postal (Zip) Code)

BLOCK C

☐ HOLD CERTIFICATES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ______________________ Date of Guaranteed Delivery ______________________

Name of Institution which Guaranteed Delivery ______________________

93

BLOCK E

STATUS AS U.S. SHAREHOLDER

(See Instruction 9)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

☐ The person signing on page 7 of this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The person signing on page 7 of this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of Shares that is either providing an address in Block A or B that is located within the United States or any territory or possession thereof, or that is a U.S. person for U.S. federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information in Instruction 9 "Important Tax Information For U.S. Shareholders".

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated: ______________________________

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative - See Instructions 3, 4 and 5
Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)
Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative
	Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint shareholders (if required):

Dated: ______________________________

____
Signature of Shareholder or Authorized Representative - See Instructions 3, 4 and 5

____
Name of Shareholder or Authorized Representative (please print or type)

____
Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

____
Tax Identification, Social Insurance or Social Security Number of Shareholder

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 4:30 p.m. (Calgary time) on Monday, September 11, 2006, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder (each such holder, a "Shareholder"), and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate or certificates representing such Shares are not immediately available or (ii) the Shareholder cannot deliver the certificate or certificates representing such Shares and all other required documents to the Depositary prior to the Expiry Time, such Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually executed facsimile) is received by the Depositary at its Toronto, Ontario office set forth in the Notice of Guaranteed Delivery at or before the Expiry Time;

(b) such deposit is made only at the office of the Depositary in Toronto, Ontario by or through an Eligible Institution; and

(c) the certificate or certificates representing deposited Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile copy) covering the Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, by courier, or transmitted by facsimile or mail to the Depositary at its office in Toronto, Ontario at the applicable address set out in the Notice of Guaranteed Delivery so as to be received by the Depositary prior to 4:30 p.m. (Calgary Time) on Monday September 11, 2006, and must include a signature that is medallion guaranteed by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP"). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares (as shown on the register of shareholders maintained by the registrar and transfer agent for the Shares), or if the certificates representing the common shares of the Offeror issuable in consideration for the Deposited Shares under the Offer are to be issued to a person other than such registered owners, or if Deposited Shares deposited but not tendered are to be returned to a person other than such registered owner(s) such signature must be medallion guaranteed by an Eligible Institution.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) No brokerage fees or commissions will be payable if the Offer is accepted by depositing Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of the Shares to it or its order by the registered owner pursuant to the Offer.

(f) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its offices at the addresses listed below.

8. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. In addition, a request for a replacement share certificate should be made to Blue Mountain's transfer agent, CIBC Mellon Trust Company.

9. Important Tax Information For U.S. Shareholders

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Shareholders are hereby notified that: (i) any discussion of United States federal tax issues contained or referred to in this Letter of Transmittal or in any document referred to herein is not intended or written to be used, and cannot be used by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) with respect to Shares tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN (or the TIN of the person on whose behalf you are acting), by completing the Substitute Form W-9 as described more fully below. If you are a U.S. Shareholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request.

Backup withholding is not an additional tax. Amounts withheld are creditable against the Shareholder's regular U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the Shareholder if the Shareholder properly files a U.S. federal income tax return.

Each U.S. Shareholder of Shares is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person if you are, for U.S. federal income tax purposes, a citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) the trust was in existence on August 20, 1996 and has properly elected under applicable treasury regulations to be treated as a U.S. person.

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on a Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. **See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.**

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

U.S. Shareholders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

10. Assistance

THE DEPOSITARY, THE INFORMATION AGENT (SEE BACK COVER PAGE FOR THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING TO BE COMPLETED BY SHAREHOLDERS WHO ARE U.S. PERSONS

<table>
<tr>
<td>TO BE COMPLETED BY TENDERING HOLDERS OF SHARES (OR OTHER PAYEES)

SUBSTITUTE
Form W-9

Department of the Treasury
Internal Revenue Service

Payor's Request for Taxpayer Identification Number (TIN) and Certification</td>
<td>Part I — Taxpayer Identification Number — For all accounts enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.</td>
<td>________________
Social Security Number

OR

____
Employer Identification Number (If awaiting TIN, write "Applied For")</td>
</tr>
<tr>
<td></td>
<td colspan="2">Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.
Exempt ☐</td>
</tr>
<tr>
<td colspan="3">Name: ____________________

Business Name: ____________________</td>
</tr>
<tr>
<td colspan="3">Please check appropriate box
☐ Individual/Sole ☐ Proprietor Corporation ☐ Partnership ☐ Other

Address: ____________________

City: ____________________ State: ____________ Zip Code: ____________</td>
</tr>
<tr>
<td colspan="3">PART III — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).</td>
</tr>
<tr>
<td colspan="3">Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature: ____________________ Date: ____________________</td>
</tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature:______________________________________ Date: ______________________________________

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed *Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9* for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your **individual** name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, **enter the owner's name on the "Name" line**. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. *You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).*

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in Part II of the Form, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. *If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.*

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),
2. The United States or any of its agencies or instrumentalities,
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities,
5. An international organization or any of its agencies or instrumentalities, other payees that may be exempt from backup withholding include:
6. A corporation,
7. A foreign central bank of issue,
8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
9. A futures commission merchant registered with the Commodity Futures Trading Commission,
10. A real estate investment trust,
11. An entity registered at all times during the tax year under the Investment Company Act of 1940,
12. A common trust fund operated by a bank under section 584(a),
13. A financial institution,
14. A middleman known in the investment community as a nominee or custodian, and
15. A trust exempt from tax under section 664 or described in section 4947.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a **resident alien** and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see **How to get a TIN below.**

If you are a **sole proprietor** and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an **LLC** that is **disregarded as an entity** separate from its owner (see ***Limited liability company (LLC)*** above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note: *See the chart on the next page for further clarification of name and TIN combinations.*

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get **Form SS-5**, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use **Form W-7**, Application for IRS

Individual Taxpayer Identification Number, to apply for an ITIN or **Form SS-4,** Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at **www.irs.gov**.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: *Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.*

Part II — Certification.

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1. **Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983**. You must give your correct TIN, but you do not have to sign the certification.

2. **Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.** You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. **Real estate transactions.** You must sign the certification. You may cross out **item 2** of the certification.

4. **Other payments.** You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform, gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee[1]

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or single-owner LLC	The owner[3]
6.	A valid trust, estate, or pension trust	Legal entity[4]
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

Notes:

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) You must show your individual name, but you may also enter your business or "DBA" name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4) List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

The Depositary is: **CIBC MELLON TRUST COMPANY**

By Registered Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Mail, Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

600, The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta
T2P 2Z1

Telephone:	(416) 643-5500
Toll Free:	1-800-387-0825
Fax:	(416) 643-3148
E-Mail:	inquiries@cibcmellon.com

The Information Agent is:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
Toll Free: 1-866-390-5137

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, or other financial advisor for assistance concerning the Offer.

105

The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

BLUE MOUNTAIN ENERGY LTD.

Pursuant to the Offer dated August 4, 2006 made by

DIAMOND TREE ENERGY LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (CALGARY TIME) ON MONDAY, SEPTEMBER 11, 2006 ("EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated August 4, 2006 (the "Offer") made by Diamond Tree Energy Ltd. (the "Offeror") for common shares (the "Shares") of Blue Mountain Energy Ltd. ("Blue Mountain") if certificates for the Shares are not immediately available or time will not permit all required documents to reach CIBC Mellon Trust Company (the "Depositary") prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile transmission to the Toronto office of the Depositary at the addresses or facsimile number listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular dated August 4, 2006 shall have the meanings set out in the Offer and Circular.

TO: CIBC MELLON TRUST COMPANY, as DEPOSITARY

By Registered Mail	By Mail, Hand, or Courier	By Facsimile Transmission
P. O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	Fax: (416) 643-3148

If a holder of Shares wishes to deposit such Shares pursuant to the Offer and certificates for such Shares are not immediately available, or the holder of Shares cannot deliver the certificates for such Shares and accompanying Letter of Transmittal to the Depositary no later than the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually executed facsimile) is received by the Depositary at its Toronto, Ontario office at or before the Expiry Time;

(b) such deposit is made only at the office of the Depositary in Toronto, Ontario by or though an Eligible Institution; and

(c) the certificate or certificates representing the deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually executed facsimile copy) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer and Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) *	**Name(s) in which Registered**	**Number of Shares Represented by Certificate**	**Number of Shares Deposited***
	TOTAL:		

(If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

---

* Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

PLEASE SIGN AND COMPLETE

Signature(s): ______________________________

Address: ______________________________ (Postal/Zip Code)

Name(s): ______________________________

Capacity (full title), if in a representative capacity: ______________________________

Area Code and Telephone Number: ______________________________

Taxpayer identification, Social Insurance or Social Security Number: ______________________________

Dated: ______________________________

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program ("MSP") (an "Eligible Institution") guarantees delivery to the Depositary at its Toronto office of the certificates representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm: ______________________________

Authorized Signature: ______________________________

Address of Firm: ______________________________

____

Name: ______________________________

Title: ______________________________

Telephone Number: ______________________________

Dated: ______________________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Diamond Tree Energy Ltd. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Diamond Tree Energy Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 3, 2006.

DIAMOND TREE ENERGY LTD.

By: Kelly Tomyn

Name: Kelly Tomyn

Title: Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 2.1

DIAMOND TREE ENERGY LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

March 16, 2006

DIAMOND TREE ENERGY LTD.
TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are forward looking statements. Forward looking statements involve significant known and unknown risks and uncertainties. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Forward looking statements are based on the opinions and estimates of management as of the date of this Annual Information Form and are subject to a variety of risks and uncertainties, including the risks discussed under "Risk Factors" and elsewhere in the Corporation's public disclosure documents, and other factors that could cause actual events or results to differ materially from those projected in the forward looking statements. These factors include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, inherent risks associated in the exploration and development of oil and gas properties, ultimate recoverability of reserves, timing, results and costs of drilling activities and pipeline construction, availability of financing, new regulations and legislation, reinstatement of the Maximum Rate Limitation and availability of capital. Certain information regarding the Corporation in this Annual Information Form including forecast capital expenditures, future development plans, forecast operating costs, future net revenues and anticipated production constitute forward looking statements under applicable securities laws. Forecast capital expenditures are based on the Corporation's current budgets and development plans which are subject to change. Anticipated production has been estimated based on the proposed drilling program with a success rate based upon historical drilling success and an evaluation of the particular wells to be drilled. Operating costs have been projected based on historical information. Although the Corporation believes that the expectations represented by these forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Corporation assumes no obligation to update or revise forward looking statements to reflect new events or circumstances, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the initially capitalized terms set forth below have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), as amended to the date hereof;

"AJM" means AJM Petroleum Consultants, independent petroleum engineering consultants of Calgary, Alberta;

"AJM Report" means the independent engineering evaluation of the oil and natural gas interests of the Corporation prepared by AJM, dated March 10, 2006 and effective December 31, 2005;

"ARTC" means the Alberta royalty tax credit;

"bbl" means barrel;

"bbl/d" means barrels per day;

"boe" means barrels of oil equivalent, derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook;

"Diamond Tree" or the **"Corporation"** means Diamond Tree Energy Ltd. (formerly Wise Wood Corporation), after giving effect to the merger, consolidation and name change;

"DTRL" means Diamond Tree Resources Ltd., a private corporation incorporated under the laws of the Province of Alberta;

"Edenshaw" means Edenshaw Resources Ltd., a private corporation incorporated under the laws of the Province of Alberta;

"M$" means thousands of dollars;

"mbbl" means thousand barrels;

"mcf" means thousand cubic feet;

"mcf/d" means thousand cubic feet per day;

"mmcf" means million cubic feet;

"mmcf/d" means million standard cubic feet per day;

"mstb" means thousand standard barrels;

"NGL" means natural gas liquids;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the Venture Exchange; and

"Wise Wood" means Wise Wood Corporation, a public corporation incorporated under the laws of the Province of Alberta and prior to giving effect to the merger, consolidation and name change.

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

Throughout this Annual Information Form, a boe is derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil which may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CORPORATE STRUCTURE

The Corporation was incorporated under the ABCA as Wise Wood Energy Ltd. on June 9, 2000. Pursuant to a prospectus dated August 14, 2001, Wise Wood Energy Ltd. completed an initial public offering and its shares were listed and posted for trading on the TSX-V on December 4, 2001 as a Capital Pool Company pursuant to TSX-V Policy 2.4. It completed its Qualifying Transaction (as defined in TSX-V Policy 2.4) on May 9, 2002 and received final approval from the TSX-V on June 4, 2002.

By Certificate of Amendment issued on May 20, 2003, Wise Wood Energy Ltd. amended its Articles to change its name to Wise Wood Corporation. Up to December 31, 2004, Wise Wood operated as an oilfield service company, purchasing and selling several oilfield service businesses. Its sole remaining business was a 50% non-operated interest in a joint venture which operated in the heater-tube decoking segment of the oilfield services industry. Wise Wood had no subsidiaries and did not exercise control or direction over any other entity.

On December 31, 2004, Wise Wood completed a business combination transaction with DTRL which is described below. DTRL was incorporated under the ABCA as a private oil and gas exploration and production company on April 9, 2001 and commenced operations in May 2001. DTRL removed the private issuer restrictions contained in its constating documents by way of Articles of Amendment filed on July 5, 2001. On November 17, 2004, DTRL acquired all the outstanding shares of Edenshaw Resources Ltd., a private oil and gas exploration and production company incorporated on November 29, 2002 under the ABCA. The Edenshaw acquisition increased DTRL's interest in certain commonly held lands, wells and production in the Ferrybank area of Alberta.

The business combination of DTRL and Wise Wood was effected by way of an offer by Wise Wood to purchase all of the outstanding shares of DTRL on the basis of four common shares of Wise Wood for each common share of DTRL. By Certificate of Amendment issued on December 31, 2004, Wise Wood then consolidated all its issued and outstanding common shares on the basis of ten existing shares into one new common share and changed its name to Diamond Tree Energy Ltd.

This business combination represented a "going public" transaction for DTRL and it became a wholly-owned subsidiary of the Corporation. It was accounted for as a reverse takeover by DTRL of Wise Wood, because the existing DTRL management formed the new management of the Corporation, the former DTRL shareholders controlled approximately 92% of the outstanding shares after the business combination, the primary business of the Corporation became oil and gas exploration and production and the existing oilfield service assets were identified for disposition and eventually disposed of.


DIAMOND TREE ENERGY LTD.
(ALBERTA)
100%
DIAMOND TREE RESOURCES LTD.
(ALBERTA)
100%
EDENSHAW RESOURCES LTD.
(ALBERTA)

Effective January 1, 2006, Edenshaw and DTRL were amalgamated.

The head office of Diamond Tree is 1410, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and the registered office of Diamond Tree is 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

References in this Annual Information Form to Diamond Tree or the Corporation include Diamond Tree and its subsidiaries unless otherwise specified.

GENERAL DEVELOPMENT OF THE BUSINESS

General Development of the Corporation

Prior to the business combination, the Corporation had operated as a publicly traded oilfield service company. It had, however, been disposing of its oilfield service assets with a view to entering another line of business. On May 2, 2005, the Corporation divested of its remaining oilfield service assets and the consolidated entity became engaged solely in the oil and gas exploration, development and production business.

General Development of DTRL

DTRL is engaged in the acquisition, exploration and development of oil and natural gas properties principally in Alberta and, more recently, British Columbia. Shortly following incorporation, DTRL began acquiring lands within internally generated prospect areas and commenced oil and gas drilling operations. Reserves and production growth has been achieved primarily through drilling operations. There have been no significant acquisitions or dispositions since incorporation. DTRL has grown its oil and gas business by way of drilling and farm-ins.

Prior to December 31, 2004, DTRL was a private company and at a stage where it wished to afford its shareholders enhanced liquidity. To that end, it undertook the reverse takeover of Wise Wood on December 31, 2004 as a "going public" transaction. This resulted in DTRL becoming a wholly owned subsidiary of the Corporation and provided DTRL shareholders with securities that could be publicly traded.

BUSINESS OF THE CORPORATION

Diamond Tree is engaged in the acquisition, exploration and development of oil and natural gas properties principally in Alberta and, more recently, British Columbia. Like other oil and gas companies in the Western Canadian Sedimentary Basin, the Corporation's products, crude oil, natural gas and natural gas liquids, are marketed and distributed to various end users through the extensive North American pipeline system.

As at December 31, 2005, Diamond Tree had 14 employees at its head office in Calgary, three consultants and no field offices. The Corporation endeavors to hire competent personnel, possessing the specialized skill or knowledge required for their aspect of the business. The Corporation is engaged in oil and gas activities as defined in National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities*. Refer to "Statement of Reserves Data", "Other Oil and Gas Information", "Appendix 2" and "Appendix 3".

Trends

There are a number of trends that appear to be developing, which may have both long and short-term effects on the industry. The discussion of these trends and their potential impact constitute forward looking statements. Refer to "Forward Looking Statements" and "Risk Factors".

The Western Canadian Sedimentary Basin continues to mature and a large number of major producing regions have been highly developed, thereby reducing exploration opportunities for smaller companies. The trend for junior producers and start-up companies is to focus on more of an exploration based growth strategy which may increase the risk profile of these entities from an investor's point of view.

There is a continued trend relating to volatility of commodity prices. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of elasticity in pricing due to a number of factors, including drilling activity, production declines, storage levels, fuel switching and North American demand. Weather is another key factor in determining gas demand, making future gas prices highly unpredictable. Oil prices are dependent on the world economy and the reaction of Organization of Petroleum Exporting Countries ("OPEC") to demand. Oil prices continue to remain volatile as a result of political uncertainty and unrest around the world, potentially impacting supply. Although commodity prices have generally been trending upwards, the continuing appreciation of the Canadian dollar relative to its US counterpart mitigates somewhat the cash flow available to Canadian oil and gas producers to fund capital expenditures.

Another trend is the consolidation that the industry has been experiencing together with conversions to royalty trusts. Consolidation has affected companies of all sizes from the small emerging companies to the senior integrated companies. Because of the relatively high commodity prices in the industry in recent history and the increased demand for producing properties, the trend in the industry is for larger entities to continue to acquire smaller entities. Volatility in commodity pricing has led to uncertainty regarding valuation based on recent and near term cash flows. Oil and gas royalty trusts have been a significant acquirer of producing oil and gas properties and companies. In addition, there has been the continuation of oil and gas companies converting to royalty trusts. These conversions occur because equity markets generally have valued trusts at higher multiples than exploration and development companies. The conversion announcement often results in an appreciation of the share price of the applicable issuer to premiums equivalent to other trusts.

An overall increase in activity in the oil and gas sector, the proliferation and size of the trust market with their pressures to replace annual production declines and maintain distributable cash targets, together with an oil field service industry working at near capacity has resulted in increased competition for the acquisition of oil and gas properties, related assets and services, thus pushing input costs to higher levels.

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of a similar size. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board (the "NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. The price received by the Corporation depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties, Incentives and Taxes

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, governments of the western Canadian provinces create incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration and development activity or enhancing planning projects. These programs are generally introduced when commodity prices are low and serve to improve earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provides various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions, wells that have not produced for a 12 month period, eligible new field and new pool wildcat wells or deeper pool test wells, low productivity wells, enhanced recovery schemes or experimental projects may be subject to royalty reductions, holidays or exemptions. Oil royalty rates vary between 10% and 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculations and payment of natural gas royalties were simplified. The royalty reserved to the Government of Alberta, subject to various incentives, is between 15% and 30%, based upon either a reference or corporate average price. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown on eligible producing properties by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% for prices at and below $15.90 per barrel and 25% for prices at and above $33.39 per barrel. The ARTC rate is applied to a maximum of $2.0 million of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

The 2005 provincial tax rate for resource income earned in Alberta is 11.5%. The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period commencing in 2003: (i) a yearly reduction of the federal statutory corporate income tax rate on income earned from resource activities such that effective 2007, the corporate rate is the same 22.12% for resource income and general income. For 2005, the corporate income tax rate for resource income is 26.12%; (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. For 2005, Crown payments are deductible at 35% and the resource allowance is deductible at 65%; (iii) The percentage of the ARTC that the Corporation will be required to include in federal taxable income will be increased, also on a phased in basis, to 100% in 2012 and beyond. For 2005, 35% of ARTC is to be included in federal taxable income.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated. With respect to surface rights and access, corporations engage in negotiations with the surface rights owner, which may be the government or private land owners.

Environmental Regulation / Oil & Gas Conservation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites are abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. It is not expected that the financial and operational effects of environmental protection requirements on capital expenditures, earnings and competitive position of the Corporation will be materially different than that of other oil and gas companies of a similar size, now and in the future.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta *Environmental Protection and Enhancement Act* ("AEPEA"), which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. These changes will have an incremental effect on the cost of conducting operations in Alberta. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and takes such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations and that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

The Alberta Energy and Utilities Board (the "EUB") administers the *Oil and Gas Conservation Act* (Alberta) ("OGCA"), of which one of the purposes is to provide for the economic, orderly, and efficient development in the public interest of the oil and gas resources of Alberta. The OGCA applies to every well and facility situated in Alberta and one provision of the OGCA, referred to as the Maximum Rate Limitation ("MRL"), serves to restrict the daily production rate from certain new wells after they have produced their initial allowable volumes. Once the new well has produced its initial allowable volume, the producer must obtain a Good Production Practice ("GPP") ruling by the EUB or implement a pressure maintenance scheme before the well can be produced at a higher daily rate. For the last four months of 2005, the EUB temporarily suspended the MRL requirements to allow for increased production of Alberta's oil to assist the United States in the crisis caused by Hurricane Katrina. The four month suspension by the EUB of the MRL enabled the Corporation to produce its Niton property at increased rates. The MRL was reinstated for January 2006 and as a result daily production rates at Niton were reduced.

Risk Factors

An investor should carefully consider the risk factors set out below and all other information contained herein and the Corporation's other public filings before making an investment decision.

The Corporation

An investment in the common shares of Diamond Tree is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas.

The Corporation mitigates these inherent business risks by hiring competent, qualified personnel, either directly as employees or indirectly when contracting for services. The Corporation's philosophy of focusing on a limited number of core geographical areas allows it to develop a high level of technical and managerial expertise in each area. To control production costs and pace of development, the Corporation maintains high working interests and whenever possible, operates the properties. Risks associated with commodity prices, interest and exchange rates are generally beyond the control of the Corporation; and although not part of its strategy to date, various hedging projects may be considered to reduce the volatility in this area and add a degree of certainty to cash flow. In the field, the Corporation adheres to sound operational standards which meet recognized levels and seeks ownership in pipelines and gas processing facilities in an effort to ensure deliverability. Safety and environmental risks are addressed by compliance with government regulations as well as adoption of and compliance to safety and environmental standards. All levels of the Corporation's operations are adequately insured in accordance with industry practice to protect from significant losses. From a financial perspective, the Corporation prudently manages debt levels, funding higher risk opportunities with cash flow and equity. Leverage is used upon development of a stable cash flow base and managed through sound debt to cash flow principles. Substantially all the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks with such exposure being within acceptable levels.

Reserve Estimates

The reserve and recovery information contained in the AJM Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the independent estimates of AJM.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the Corporation's control. The reserve and associated cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the Corporation's oil and gas properties have been independently evaluated effective December 31, 2005 by AJM. These evaluations include a number of assumptions relating to factors such as historical production from the properties, initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, availability of funds, marketability of production, future prices of oil and natural gas, drilling and operating costs, abandonment and salvage values and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual quantities of recoverable oil and gas reserves, production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from these evaluations, and such variations could be material. In addition, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated oil and natural gas reserves attributable to the Corporation's properties. The estimated discounted future cash flow from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

Exploration, Development & Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells.

The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operations conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of resources, invasion of water into producing formations or encountering unexpected formations or pressures. Losses from the occurrence of any of these risks could have a materially adverse effect on results of operations, liquidity and financial condition.

Need to Replace and Grow Reserves

The future oil and natural gas production of the Corporation, and therefore cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties, and acquiring or discovering additional reserves. Without reserves additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Volatility of Oil and Natural Gas Prices & Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control.

The Corporation's revenues, profitability, future growth and carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions in the United States and Canada, the actions of OPEC, governmental regulation, and political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations. The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

The Corporation's ability to borrow and to obtain additional capital on attractive terms is substantially dependent upon oil and gas prices. Bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Capital Requirements, Additional Financing and Issuance of Debt

Depending on future exploration, development, production, acquisition and divestiture plans, the Corporation may require additional financing in the future. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

From time to time the Corporation may enter into transactions to acquire assets or securities of other entities. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation's debt levels above industry standards.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities which could have a material adverse effect on production and cash flow.

Insurance

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance, where available, in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that have a material adverse effect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available on terms acceptable to the Corporation and determined to be required. In the event of an insurance claim, any delay in processing such claim or dispute regarding coverage for such claim could have a material adverse effect on the Corporation.

Permits, Licenses and Leases

The Corporation's properties are held in the form of licenses and leases and working interests in licenses and leases. If the Corporation or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of the Corporation's licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Corporation's results of operations and business.

The operations of the Corporation may require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its properties and the obtaining of such licenses and permits may delay operations of the Corporation.

Environmental Regulations and Risks / Abandonment and Reclamation

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of the applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. The Corporation is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operation costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. The Corporation maintains an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other operating accidents or disruptions and has implemented an Emergency Response Plan. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operation or prospects.

Hedging and Foreign Currency Exposure

Although the Corporation has not employed these risk management strategies to date, from time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. The Corporation is also exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. As such, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to U.S. dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the U.S. dollar; however, if the Canadian dollar declines in value compared to the U.S. dollar, the Corporation will not benefit from the fluctuating exchange rate.

Reliance on Key Personnel & Operators

The Corporation endeavors to maintain operatorship over the majority of its properties but to the extent the Corporation is not the operator of its oil and gas properties or the facilities through which it's production runs, it will be dependent on such operators for the timing of activities related to such properties and facilities and will largely be unable to direct or control the activities of such operators.

The success of the Corporation will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Title to Properties

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, the Corporation will conduct such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties. However, no absolute assurances can be given that title defects do not exist. If title defects do exist, it is possible the Corporation may lose all or a portion of its right, title and interest in and to the properties to which the title defects relate.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during winter months because the ground surrounding the sites in these areas consists of swampy terrain. At present, all of the Corporation's properties are accessible year round, except during spring break-up. The Corporation does not have operations in "winter access only" areas. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the

Corporation. Major facilities through which the Corporations production is processed may temporarily be shut down for a short period of time during the year to conduct repair and maintenance operations.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's *Climate Change and Emissions Management Act*, may require the reduction of emissions and/or emissions intensity from the Corporation's oil and gas exploration and development activities. The direct or indirect costs of such legislation may adversely affect the Corporation's operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact (i) the ability of the Corporation to conduct its operations; (ii) the Corporation's production; (iii) the Corporation's unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, such as the Corporation. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by the Corporation or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by the Corporation.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

STATEMENT OF RESERVES DATA

The effective date of the information being provided is December 31, 2005. The following is a summary of reserves data and other oil and gas information of Diamond Tree. The reserves were evaluated by AJM in the AJM Report. AJM was engaged by the Corporation to provide an evaluation of proved and proved plus probable reserves; no valuation of possible reserves was undertaken. The pricing used in the forecast and constant price evaluations, together with other assumptions and qualifications applicable to the evaluation and contained in the AJM Report, are set forth in the notes to the tables. The AJM Report has been prepared in accordance with NI 51-101and the COGE Handbook. All of Diamond Tree's reserves are located in Canada and specifically in the Province of Alberta. Throughout the following summary tables differences may arise due to rounding.

In accordance with the requirements of NI 51-101, attached to this Annual Information Form are the following appendices: Appendix 2 – Form 51-101F2 – Report on Reserves Data by Independent Qualified Reserves Evaluator and Appendix 3 – Form 51-101F3 - Report of Management and Directors on Oil and Gas Disclosure.

The information relating to the oil and gas reserves of the Corporation contains forward looking statements relating to future net revenues, forecast capital expenditures, future development plans and costs related thereto, forecast operating costs, anticipated production and abandonment costs. Refer to "Forward Looking Statements" and "Risk Factors".

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. It should not be assumed that the estimates of future net revenues presented in the following tables represent the fair market value of the Corporation's reserves. There is no assurance that the constant price and cost assumptions and the forecast price and cost assumptions contained in the AJM Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the AJM Report. The recovery and reserves estimates of the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated. For more information on the risks involved, see "Risk Factors".

Reserves and Future Net Revenue

SUMMARY OF OIL AND GAS RESERVES BASED ON CONSTANT PRICES AND COSTS (1) (4)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category(3)	Gross(2) (mbbl)	Net(2) (mbbl)	Gross(2) (mbbl)	Net(2) (mbbl)	Gross(2) (mmcf)	Net(2) (mmcf)	Gross(2) (mbbl)	Net(2) (mbbl)
PROVED								
Proved Developed Producing	810.1	657.8	18.1	17.0	8,886.2	6,633.9	299.7	198.2
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	362.3	323.9	3.3	2.4
Proved Undeveloped	54.6	48.9	0.0	0.0	3,482.8	2,754.8	76.7	51.1
TOTAL PROVED	864.7	706.7	18.1	17.0	12731.2	9712.4	379.8	251.7

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON CONSTANT PRICES AND COSTS (1) (4)

Reserves Category(3)	BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT 0% M$	BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT 10% M$	AFTER DEDUCTING INCOME TAXES DISCOUNTED AT 0% M$	AFTER DEDUCTING INCOME TAXES DISCOUNTED AT 10% M$
PROVED				
Proved Developed Producing	102,753.7	78,344.4	77,820.9	58,464.3
Proved Developed Non-Producing	2,631.9	1,900.1	1,718.6	1,211.1
Proved Undeveloped	23,403.6	16,658.2	15,024.2	10,253.3
TOTAL PROVED	128,789.2	96,902.7	94,563.7	69,928.6

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS (1) (4)

Reserves Category(3)	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Abandonment and Reclamation Costs M$	Future Net Revenue Before Income Taxes M$	Income Taxes M$	Future Net Revenue After Income Taxes M$
TOTAL PROVED	207,600.0	47,810.1	24,976.3	3,794.9	2,229.6	128,789.2	34,225.5	94,563.7

TOTAL FUTURE NET REVENUE BY PRODUCTION GROUP (DISCOUNTED) BASED ON CONSTANT PRICES AND COSTS (1) (4)

Reserves Category(3)	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/Year) M$
TOTAL PROVED	Light and medium oil	49,420.8
	Heavy oil	113.0
	Natural gas	44,663.8
	Other Revenue	2,705.0
TOTAL		96,902.7

SUMMARY OF OIL AND GAS RESERVES BASED ON FORECAST PRICES AND COSTS (1) (5)

Reserves Category(3)	Light and Medium Oil Gross(2) (mbbl)	Light and Medium Oil Net(2) (mbbl)	Heavy Oil Gross(2) (mbbl)	Heavy Oil Net(2) (mbbl)	Natural Gas Gross(2) (mmcf)	Natural Gas Net(2) (mmcf)	Natural Gas Liquids Gross(2) (mbbl)	Natural Gas Liquids Net(2) (mbbl)
PROVED								
Proved Developed Producing	810.0	657.8	18.1	17.0	8,886.1	6,632.5	299.7	198.3
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	362.3	323.9	3.3	2.4
Proved Undeveloped	54.6	48.9	0.0	0.0	3,496.6	2,762.3	77.1	51.3
TOTAL PROVED	864.6	706.6	18.1	17.0	12,745.0	9,718.6	380.1	252.0
PROBABLE	463.4	378.7	18.9	17.7	8,024.1	6,066.8	265.3	172.8
TOTAL PROVED PLUS PROBABLE	1,328.0	1,085.4	37.0	34.7	20,769.1	15,785.4	645.4	424.7

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS (1) (5)

Reserves Category(3)	Before Deducting Income Taxes Discounted At 0% M$	5% M$	10% M$	15% M$	20% M$	After Deducting Income Taxes Discounted At 0% M$	5% M$	10% M$	15% M$	20% M$
PROVED										
Proved Developed Producing	103,210.3	90,033.2	80,091.5	72,358.2	66,185.5	77,950.0	67,255.8	59,476.0	53,534.1	48,844.9
Proved Developed Non-Producing	2,656.2	2,253.2	1,963.2	1,745.4	1,575.8	1,729.4	1,449.0	1,248.2	1,097.6	981.0
Proved Undeveloped	23,283.6	19,613.9	17,015.2	15,074.6	13,564.8	14,873.6	12,263.9	10,423.1	9,054.4	7,994.6
TOTAL PROVED	129,150.2	111,900.3	99,069.9	89,178.2	81,326.1	94,552.9	80,968.8	71,147.1	63,686.2	57,820.5
PROBABLE	76,639.6	54,473.3	41,374.7	32,971.8	27,222.4	50,620.0	35,677.1	26,843.9	21,176.8	17,300.3
TOTAL PROVED PLUS PROBABLE	205,789.8	166,373.6	140,444.6	122,150.0	108,548.5	145,172.9	116,645.9	97,991.0	84,863.0	75,120.8

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS (1) (5)

Reserves Category(3)	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Abandonment and Reclamation costs M$	Future Net Revenue Before Income Taxes M$	Income Taxes M$	Future Net Revenue After Income Taxes M$
TOTAL PROVED	211,846.3	49,110.5	27,175.0	3,794.9	2,615.7	129,150.2	34,597.3	94,552.9
TOTAL PROVED PLUS PROBABLE	340,561.9	80,778.4	44,469.8	6,584.9	2,939.1	205,789.8	60,616.9	145,172.9

TOTAL FUTURE NET REVENUE BY PRODUCTION GROUP (DISCOUNTED) BASED ON FORECAST PRICES AND COSTS (1) (5)

Reserves Category(5)	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) M$
TOTAL PROVED	Light and medium crude oil	50,342.4
	Heavy oil	141.1
	Natural Gas	45,922.0
	Other Revenue	2,664.4
	TOTAL	99,069.9
TOTAL PROVED PLUS PROBABLE	Light and medium crude oil	71,870.3
	Heavy oil	287.4
	Natural gas	64,940.7
	Other Revenue	3,346.2
	TOTAL	140,444.6

Reconciliation of Reserves and Future Net Revenue

The following table sets forth a reconciliation of the changes in Diamond Tree's light and medium oil, heavy oil and natural gas reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the forecast price and cost assumptions set forth in note 5 below. "Natural gas" includes residue and solution sales gas. Information regarding natural gas liquids is not included.

RECONCILIATION OF CORPORATION NET (2) RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS (1)

	Light and Medium Oil			Heavy Oil			Natural Gas		
	Net(2) Proved (mbbl)	Net(2) Probable (mbbl)	Net(2) Proved Plus Probable (mbbl)	Net(2) Proved (mbbl)	Net(2) Probable (mbbl)	Net(2) Proved Plus Probable (mbbl)	Net(2) Proved (mmcf)	Net(2) Probable (mmcf)	Net(2) Proved Plus Probable (mmcf)
At December 31, 2004	469	408	877	30	3	33	8,562	3,519	12,081
Transfers	(5.0)	(162.9)	(167.9)	-	-	-	155.0	2.9	157.9
Extensions	312.2	156.3	468.6	-	-	-	460.2	171.3	631.5
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	7.8	(29.2)	(21.2)	22.8	15.9	38.7	583.9	612.5	1,196.5
Discoveries	22.5	11.2	33.7	-	-	-	2,160.5	1,695.3	3,855.8
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	(23.5)	(1.3)	(24.7)	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(100.0)	(4.8)	(104.8)	(12.3)	-	(12.3)	(2,203)	65.7	(2,137.3)
At December 31, 2005	706.6	378.7	1,085.4	17.0	17.7	34.7	9,718.6	6,066.8	15,785.5

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE OF TOTAL NET (2) PROVED RESERVES DISCOUNTED AT 10% - BASED ON CONSTANT PRICES AND COSTS

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004.

	M$
Estimated Future Net Revenue at December 31, 2004	$36,785
Sales and transfers of oil, gas and natural gas liquids, net of production costs and royalties(i)	(32,010)
Net change in prices, production costs and royalties related to future production(ii)	33,331

Changes in previously estimated development costs incurred(iii)	---
Changes in estimated future development costs(iv)	(466)
Net change from extensions and improved recovery(v)	16,459
Net change from discoveries (v)	16,331
Acquisitions of reserves(v)	---
Dispositions of reserves(v)	(296)
Net change resulting from technical revisions(v)	9,958
Accretion of discount(vi)	3,679
Net change in income taxes (vii)	(13,842)
Estimated Future Net Revenue at December 31, 2005	$69,929

Notes to Reconciliation of Changes in Net Present Values of Future Net Revenue table:

(i) Actual 2005 revenue less royalties less operating costs (ignoring income taxes, interest and general and administrative expenses)

(ii) Impact of changes in constant prices and other economic factors on future net revenue, including change in value of beginning of period reserves due to pricing, etc.

(iii) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves versus the forecast expenditures for those reserves at the beginning of the period.

(iv) The year over year change in present value of forecast development costs for the properties not considered in (iii) above.

(v) End of period net present value of related reserves.

(vi) Estimated as 10% of the beginning of period net present value.

(vii) Includes both income taxes incurred during the period plus the difference between net present value of forecast income taxes at beginning of the period and net present value of forecast income taxes at the end of the period.

General notes for all Reserves Data:

(1) Columns may not add up due to rounding.

(2) "Gross Reserves" are Diamond Tree's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Diamond Tree. "Net Reserves" are Diamond Tree's working interest (operating or non-operating) share after deduction of royalty obligations, plus Diamond Tree's royalty interests in reserves.

(3) The crude oil, natural gas liquids and natural gas reserve estimates presented in the AJM Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, which are generally accepted as being reasonable and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 % probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and
(b) at least a 50 % probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

(4) For Constant dollar evaluations, prices utilized are those posted at the typical reference points (Edmonton Par, AECO), at or closest to the effective date of the evaluation. Adjustments for the reference prices for transportation, gravity, heating value and other factors are considered to arrive at a company average price for Diamond Tree. Operating, capital costs and prices are not inflated to reflect constant dollars and are held constant throughout the estimated lives of the properties with adjustment only to the extent that there are fixed or presently determinable future prices or costs to which Diamond Tree is legally bound by a contractual or other obligation to supply a physical product, including those for which an extension period of a contract that is likely to be extended (as at the effective date, there were no such contractually committed prices). The constant prices and costs used in the AJM Report are as follows:

Light and Medium Crude Oil		Heavy Oil	Natural Gas	Natural Gas	Exchange Rate
WTI NYMEX ($US/bbl)	Edmonton Par ($Cdn/bbl)	Hardisty Lloyd Blend ($Cdn/bbl)	AECO Gas Price ($Cdn/mcf)	Nymex ($US/mcf)	$US/$Cdn
61.04	68.12	41.63	9.78	9.43	0.8577

(5) Future price and market forecasts have been prepared by AJM, independent qualified reserves evaluator, based on information available to December, 2005 from numerous government agencies, industry publications, Canadian oil refineries, natural gas marketers and industry trends. The prices are AJM's best estimate of how the future will look based on the many uncertainties that exist in both the domestic Canadian and international petroleum industries. Inflation forecasts and exchange rates, an integral part of the forecast, have also been considered. These forecasts are AJM's interpretation of current available information and while they are considered reasonable, changing market conditions or additional information may require alteration from the indicated effective date. Forecast prices and costs include any fixed or presently determinable future prices or costs to which Diamond Tree is legally bound by a contractual or other obligation to supply a physical product, including those for which an extension period of a contract that is likely to be extended (as at the effective date, there were no such contractually committed prices). The future prices used in the AJM Report are as follows:

	Light and Medium Crude Oil		Heavy Oil	Natural Gas	Natural Gas Liquids	Inflation Rate	Exchange Rate
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	AECO Gas Price ($Cdn/mcf)	Edmonton Pentanes Plus ($Cdn/bbl)	%/year	$US/$Cdn
Year							
2006	60.00	69.60	44.60	11.50	73.10	0.0	0.850
2007	61.20	71.00	46.00	10.50	74.55	2.0	0.850
2008	62.45	72.50	47.50	8.90	76.15	2.0	0.850
2009	61.60	71.50	46.50	8.50	75.10	2.0	0.850
2010	59.55	69.10	44.10	8.70	72.55	2.0	0.850
2011	55.15	63.90	38.90	8.90	67.10	2.0	0.850
Thereafter	+2% / yr	+2% / yr	+2% / yr	+2% / yr	+2% / yr		

(6) Diamond Tree's actual weighted average historical prices for the year ended December 31, 2005 are as follows:

	Light and Medium Oil ($Cdn/bbl)	Heavy Oil ($Cdn/bbl)	Natural Gas ($Cdn/mcf)	Natural Gas Liquids ($Cdn/bbl)
Corporate average price	64.65	27.68	9.45	62.32

134

Undeveloped Reserves

Information on undeveloped reserves prior to December 31, 2004 is not available. DTRL, a private oil and gas company that completed the December 31, 2004 reverse takeover of the Corporation, was not a reporting issuer during 2004. "Natural gas" includes residue and solution sales gas. Information regarding natural gas liquids is not included.

CORPORATION NET (2) UNDEVELOPED RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS

At December 31, 2004	% of Total Proved Reserves that are comprised of Proved Undeveloped Reserves	Proved Undeveloped Reserves
Light and medium crude oil – Net (2) bbl	15%	72
Heavy oil – Net (2) bbl	0%	0
Natural gas – Net (2) mmcf	22%	1,873

CORPORATION NET (2) UNDEVELOPED RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS

At December 31, 2005	% of Total Proved Reserves that are comprised of Proved Undeveloped Reserves	Proved Undeveloped Reserves
Light and medium crude oil – Net (2) bbl	7%	49
Heavy oil – Net (2) bbl	0%	0
Natural gas – Net (2) mmcf	28%	2,762

Undeveloped reserves are attributed by AJM in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Proved undeveloped reserves must fully meet requirements of the proved reserves classification, meaning that those reserves can be estimated with a high degree of certainty to be recoverable and it is likely that the actual remaining quantities will exceed the estimated proved reserves. Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves must fully meet requirements of the probable reserves classification, meaning that those additional reserves are less certain to be recovered than proved reserves and it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

In Canada, proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from Diamond Tree's gathering systems. In addition, such reserves may relate to planned infill drilling locations. Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The majority of these undeveloped reserves are planned to be on stream within a two year timeframe. Two wells account for the proved undeveloped oil reserves. The first well, in the Niton/Rosevear area, was drilled and cased before year-end, completed early in 2006 and the Corporation expects it to be on-stream early in 2006. The second well, in a minor area, called Manola was drilled and completed before year-end, equipped in early 2006 and is now on-stream. With respect to undeveloped gas reserves, the Corporation expects the wells associated with the proved undeveloped gas reserves to be tied-in and on-stream by the mid-2006. These wells are in the Corporation's major areas of Whitford/Hairy Hills, Minnehik and Sinclair as well as the minor areas of Crossfield, Garrington, Gold Creek and Woodland. Diamond Tree estimates related capital expenditures within the next 12 months to be $3.8 million, all of which is discretionary in nature.

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Future Development Costs

The following table sets forth the development costs deducted in the estimation of future net revenue.

	Constant Prices and Costs	Forecast Prices and Costs	
Period	**Total Proved Reserves** (M$)	**Total Proved Reserves** (M$)	**Total Proved Plus Probable Reserves** (M$)
2006	3,794.9	3,794.9	6,584.9
2007	0.0	0.0	0.0
2008	0.0	0.0	0.0
2009	0.0	0.0	0.0
2010	0.0	0.0	0.0
Total for all years undiscounted	3,794.9	3,794.9	6,584.9
Total for all years discounted at 10%	3,730.0	3,730.0	6,449.2

The Corporation expects to fund estimated future development costs through a combination of internally-generated cash flow and bank debt. Any financing costs relating to funding the estimated future development costs would reduce future net revenue attributable to those reserves but the Corporation does not expect that such financing costs would make the development of the properties uneconomic. There can be no guarantee that funds will be available or that the Board of Directors of Diamond Tree will allocate funding to develop all of the reserves in the AJM Report. Failure to develop those reserves would have a negative impact on future net revenues. On December 12, 2005, the Corporation announced the signing of a farm-in agreement with a four well commitment. On February 3, 2006, the Corporation entered into an agreement to acquire additional seismic data over the farm-in area. Estimated committed drilling and seismic costs relating to this farm-in over the next twelve months total $4.5 million.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

Six properties, Ferrybank, Niton/Rosevear, Willesden Green, Whitford/Hairy Hills, Minnehik and Sinclair comprise approximately 85% of Diamond Tree's total proved plus probable net present value (discounted at 10%) as at December 31, 2005.

Ferrybank, Alberta

The Ferrybank property is located approximately 125 miles north of Calgary, Alberta. Diamond Tree holds a 100% working interest in three producing oil wells and two gas wells. Diamond Tree also owns a 48% working interest in another producing gas well. Oil production from the property is from the Ellerslie Formation and gas production is from the Glauconite formation. In this area, facilities include an oil battery, owned and operated by Diamond Tree and a compression facility, also owned and operated by Diamond Tree. The Ellerslie Formation produces clean oil to the Diamond Tree operated battery where it is then trucked to a terminal for blending and sale into a light sweet oil pipeline. The Glauconite gas production is compressed at the company-operated facility, piped to a high pressure gathering system and transported to a gas plant for processing, where liquids are also recovered.

Niton / Rosevear, Alberta

The Niton / Rosevear property is located approximately 90 miles west of Edmonton, Alberta. Diamond Tree holds working interests of 100% in four producing oil wells and one non-producing Rock Creek oil well. Diamond Tree operates the wells and has installed a central battery. Gas is conserved and liquids are extracted at the Pengrowth Niton gas plant. In addition, Diamond Tree has interests of 25% to 100% in one producing Viking gas well, two non-producing gas wells (Rock Creek, Gething, Viking and Cardium) and one producing Bluesky oil well. Four of the oil wells were producing without Maximum Rate Limitations ("MRL") restrictions during the months of September to December, 2005 allowing Diamond Tree to produce the field at approximately 1,400 boe/d. An additional well commenced production in early 2006. Two additional wells were drilled this winter. Since January 1, 2006, production from the area has been restricted to approximately 385 boe/d due to the reinstatement of the MRL. It is expected that this Rock Creek oil pool has waterflood recovery potential, but no enhanced reserves associated with waterflood were assigned at this time. An application for Good Production Practice has been withdrawn by Diamond Tree pending further development of the pool and waterflood studies.

Willesden Green, Alberta

The Willesden Green property is located approximately 125 miles northwest of Calgary, Alberta. Diamond Tree holds a 100% working interest in three producing gas wells; all three wells produce gas from the Glauconitic Formation. To alleviate capacity constraints and bypass a non-operated compression facility, Diamond Tree participated in building a compression facility in this area and owns compression. Two wells commenced production in late 2004 and the third well commenced production in November, 2005.

Whitford / Hairy Hills, Alberta

The Whitford/Hairy Hills property is located approximately 60 miles northeast of Edmonton, Alberta. Diamond Tree has 100% working interests in 10 gas wells in the property. Zones of interest for the property include the Viking, Colony, Glauconitic, Ellerslie, Camrose, and the Leduc Formations. The wells flow to three different non-operated gas plants in the area and the wells are contract operated by the companies who operate the gas plants to which each particular well flows. Probable reserves have been assigned to well location in the Leduc zone until a proven production rate can be maintained. Proved undeveloped reserves have been assigned to a recompletion scheduled for mid-2006.

Minnehik, Alberta

The Minnehik property is located approximately 75 miles southwest of Edmonton, Alberta and is new for 2005. Diamond Tree holds 78% operated working interest in one recently drilled and completed gas well in the Rock Creek Formation. Diamond Tree is currently contstructing the tie-in for the well to the PennWest Alder Flats Gas Plant. Production is expected to commence in early 2006. This sweet liquids rich gas property is expected to produce unrestricted into the PennWest Plant due to the available capacity. Of the total proved plus probable reserves at Minnehik, 62% are proved undeveloped. It is expected that these reserves will be moved to proved developed producing once the well commences production at the end of March 2006.

Sinclair, Alberta

The Sinclair property is located approximately 30 miles west of Grande Prairie, Alberta and is new for 2005. Diamond Tree holds 100% operated working interest in two recently drilled and completed gas wells in the Halfway Formation. Zones of interest in the property include the Doe Creek, Dunvegan, Paddy, Falher, Bluesky, Gething, Cadomin, Halfway and Doig. Both wells are capable of production from the Halfway and the Corporation expects these wells to be tied in to the EnCana Sexsmith gas plant after breakup. Of the total proved plus probable reserves at Sinclair, 77% are proved undeveloped. It is expected that these reserves will be moved to proved developed producing once the wells commence production in mid-2006.

During the year, the Corporation disposed of its minor Saskatchewan property in the Rush Lake area.

The following table sets forth the number of wells in which Diamond Tree held a working interest and which are producing or which the Corporation considers to be capable of production as at December 31, 2005:

	Oil		**Natural Gas**	
	Gross[(1)]	**Net**[(1)]	**Gross**[(1)]	**Net**[(1)]
Alberta				
Producing	11.0	10.7	26.0	22.3
Non-producing	3.0	3.0	15.0	12.1
	14.0	13.7	41.0	34.4

Note:

(1) "Gross Wells" are the total number of wells in which Diamond Tree has an interest. "Net Wells" are the number of wells obtained by aggregating Diamond Tree's working interest in each of its gross wells.

Properties with no Attributed Reserves

Unproved Properties	Gross Acres	Net Acres
Canada	67,120	57,700

In addition, the Corporation announced two farm-ins in 2005 – one in the Peace River Arch area of Alberta on July 25th and one in the Tupper / Cutbank area of northeast British Columbia on December 12. The farm-in agreement signed on December 12 has a four well commitment and on February 3, 2006, the Corporation entered into an agreement to acquire additional seismic data over the farm-in area. Estimated committed drilling and seismic costs relating to this farm-in over the next twelve months total $4.5 million. Up to 16,000 net acres of the Corporation's right to explore, develop and exploit unproved properties in western Canada is due to expire within one year; however the Corporation does not expect all these rights to expire as it is planning and evaluating various drilling, continuation and farm-out opportunities for this acreage as part of its 2006 capital budget.

Forward Contracts

Diamond Tree has no forward contracts in place.

Abandonment and Reclamation Costs

AJM has included well abandonment costs, net of salvage values, in its estimated future net revenue as follows:

	Total Proved (constant prices & costs) - M$ (undiscounted)	Total Proved (constant prices & costs) – M$ (discounted at 10%)	Total Proved (forecast prices & costs) - M$ (undiscounted)	Total Proved (forecast prices & costs) - M$ (discounted at 10%)	Total Proved Plus Probable (forecast prices & costs) - M$ (undiscounted)	Total Proved Plus Probable (forecast prices & costs) - M$ (discounted at 10%)
Portion deducted in estimating future net revenue	2,229.6	1,085.8	2,615.7	1,220.7	2,939.1	1,075.9

At December 31, 2005, total future asset retirement obligations ("ARO") were estimated by management based on Diamond Tree's working interest in its wells and facilities management's estimate of costs to remediate, reclaim and abandon the wells and facilities, before deduction of salvage values, and the estimated timing of the costs to be incurred in future periods. Factors that affect these estimated costs include: site location, nature and amount of equipment on the site, well depth, age of the well and primary product being produced from the well. ARO costs associated with these tangible long-lived assets are initially measured at fair value by estimating the cost a third party would incur in performing the tasks necessary to retire such assets. Management's estimate of the ARO are summarized below:

	Asset Retirement Obligation - $M (undiscounted)	Asset Retirement Obligation - $M (discounted at 10%)	Estimated total ARO expected to be paid 2006-2008 - $M	Estimated number of net wells for which costs are expected to be incurred
Total estimated in financial statements	6,504	2,290	565	58

Tax Horizon

The Corporation is required to pay income and capital taxes for the year ended December 31, 2005 of approximately $178,000. In the economic forecasts prepared by AJM, income taxes are payable by the Corporation in 2006. Depending on production levels, commodity prices, tax classification of wells drilled and the nature, timing and amount of capital expenditures, income taxes may be payable in 2006.

Costs Incurred

The following table summarizes the expenditures made by Diamond Tree on oil and natural gas properties for the year ended December 31, 2005:

Proved property acquisition costs (M$)	Unproved property acquisition costs (M$)	Exploration costs (M$)	Development costs (M$)
0.0	6,982	16,792	19,399

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Diamond Tree completed during its 2005 financial year:

	Exploratory Wells		Development Wells	
	Gross[1]	Net[1]	Gross[1]	Net[1]
Oil Wells	1.0	0.9	5.0	5.0
Gas Wells	10.0	7.5	6.0	5.8
Service Wells	0.0	0.0	0.0	0.0
Dry Holes	3.0	3.0	0.0	0.0
Total Completed Wells	14.0	11.4	11.0	10.8

Note:

(1) "Gross Wells" are the total number of wells in which Diamond Tree has an interest. "Net Wells" are the number of wells obtained by aggregating Diamond Tree's working interest in each of its gross wells.

During 2005 the Corporation drilled 25 (23.1 net) wells, 15 of which were located in the Corporation's six major areas, resulting in 16 gas wells, six oil wells and three abandoned wells. Of the 16 gas wells, 10 were on-stream prior to the end of 2005 or early in 2006. Of the six oil wells, four were on-stream prior to the end of 2005 or early in 2006.

For 2006, the Corporation approved a $50 million capital expenditure budget with $41 million directed towards drilling, completing and equipping activities and $9 million towards land and seismic acquisition. In part, the 2006 capital program is designed to increase its inventory of undeveloped land. Diamond Tree expects to drill at least 30 net wells in 2006, consisting of five shallow wells, 15 medium wells and 10 deep wells in British Columbia and Alberta.

Production Estimates

The following tables set forth the volume of Diamond Tree's production estimated for the year ended December 31, 2006 based on constant prices and cost assumptions and forecast prices and cost assumptions:

CONSTANT PRICES AND COSTS

	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)
Total Proved [1]	435	25	9,553	322

FORECAST PRICES AND COSTS

	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)
Total Proved [(1)]	435	25	9,553	322
Total Proved Plus Probable[(1) (2)]	501	25	11,113	366

Notes:

1. "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
2. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

The Ferrybank and Niton/Rosevear fields individually account for 20% or more of estimated 2006 production. Production estimated for 2006 for each of these fields is as follows:

FERRYBANK PROPERTY PRODUCTION- FORECAST PRICES AND COSTS

	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)
Total Proved [(1)]	144	-	3,888	226
Total Proved Plus Probable[(1) (2)]	156	-	4,233	246

NITON/ROSEVEAR PROPERTY PRODUCTION- FORECAST PRICES AND COSTS

	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbl/d)
Total Proved [(1)]	279	-	520	14
Total Proved Plus Probable[(1) (2)]	319	-	616	16

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation, by quarter, for its most recently completed financial year.

	Quarter Ended March 31, 2005	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005	Quarter Ended December 31, 2005
Average Daily Production				
Light and Medium Oil (bbl/d)	379	263	780	1,158
Heavy Oil (bbl/d)	27	24	26	40
Natural Gas (mcf/d)	7,901	8,076	8,688	9,011
Natural Gas Liquids (bbl/d)	195	226	310	293
Average Net Prices Received				
Light and Medium Oil ($/bbl)	53.34	57.15	71.10	66.19
Heavy Oil ($/bbl)	18.79	23.37	40.32	42.21
Natural Gas ($/mcf)	7.39	7.74	10.02	12.18
Natural Gas Liquids ($/bbl)	52.15	62.06	64.72	68.86
Royalties (net of ARTC)				
Light and Medium Oil ($/bbl)	14.98	13.80	19.91	17.65
Heavy Oil ($/bbl)	1.00	2.20	3.81	2.27
Natural Gas ($/mcf)	1.96	1.86	2.75	3.44
Natural Gas Liquids ($/bbl)	9.30	13.38	14.70	11.99
Production Costs				
Light and Medium Oil ($/bbl)	6.69	8.60	4.92	4.35
Heavy Oil ($/bbl)	11.69	14.66	13.99	33.42
Natural Gas ($/mcf)	1.13	0.79	0.91	1.13
Natural Gas Liquids ($/bbl)	5.10	3.71	5.16	5.83
Netback Received[(1)]				
Light and Medium Oil ($/bbl)	31.52	34.65	46.26	44.19
Heavy Oil ($/bbl)	5.83	6.35	22.52	6.52
Natural Gas ($/mcf)	4.28	5.09	6.36	7.60
Natural Gas Liquids ($/bbl)	33.24	42.55	39.71	45.21

[(1)]Netback Received is calculated using the following formula: Netback Received = (Net Prices Received) – (Royalties + Production Costs)

The following table sets forth production volumes for 2005 for each product type for each important field and in total:

Property	Light and Medium Oil (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Natural Gas Liquids (bbl)
Ferrybank	56,250	--	1,758,647	79,114
Niton/Rosevear	170,312	--	194,865	5,682
Willesden Green	--	--	719,453	9,672
Whitford/Hairy Hills	--	--	210,558	--
Minnehik	--	--	--	--
Sinclair	--	--	--	--
Other	1,017	19,138	190,596	11
TOTAL	227,579	19,138	3,074,119	94,479

DIRECTORS AND EXECUTIVE OFFICERS

The name, municipality of residence, positions and offices held with the Corporation and principal occupations during the five preceding years of each director and executive officer of the Corporation are as follows:

Name and Municipality of Residence	Positions & Offices Held	Principal Occupation During the Preceding Five Years	Director Since Year
Don D. Copeland(2) Calgary, Alberta, Canada	Director, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Corporation since December 21, 2004. Chairman and Secretary of Wise Wood (the Corporation's predecessor) from 2002 to 2004. Prior thereto, Chairman, Chief Executive Officer and President of Wise Wood in 2001. Chairman and Chief Executive Officer of DTRL since April 2001. Prior thereto, Chief Executive Officer and President of Titanium Oil & Gas Ltd., a private oil and gas corporation, from January 1999 to April 2001.	2000
Kelly J. Ogle (3) Calgary, Alberta, Canada	Director and President	President of the Corporation since December 21, 2004. President of DTRL since October 18, 2004. Prior thereto, President and Chief Executive Officer of Ranchgate Energy Inc. (then a TSX listed oil and gas corporation) from January 2003 to August 2004. Prior thereto, President and Chief Executive Officer of Ranchgate Oil and Gas Ltd., a private oil and gas corporation, from September 2001 to December 2002. President of CII Petroleum Ltd., a private oil and gas corporation, since December 1998.	2004
Thomas M. Alford(1) (3) Calgary, Alberta, Canada	Director	President, Chief Executive Officer, Chief Financial Officer and Director of IROC Systems Corp. (a TSX Venture listed oilfield services company supplying safety and environmental equipment and personnel to the oil and gas industry) since December 12, 2001. Prior thereto, President and Chief Executive Officer of Bonus Resource Services Corp. (then a TSX listed resource service corporation) from December 1997 to October 31, 2000.	2000
Charles W. Berard (3) (4) Calgary, Alberta, Canada	Director	Partner of the law firm Macleod Dixon LLP.	2004
Howard W. Dixon(1) (2) Calgary, Alberta, Canada	Director	Independent Businessman.	2004
Fred A. Moore(4) Calgary, Alberta, Canada	Director	President and Chief Executive Officer, Wise Wood (the Corporation's predecessor) from May 2002 to December 20, 2004. President, NPS Ventures Ltd. (formerly Nusco Manufacturing and Supply Ltd., an oilfield equipment and service supply company) since 1983. President, Nusco Supply and Manufacturing Inc. since March 2002.	2002

Name and Municipality of Residence	Positions & Offices Held	Principal Occupation During the Preceding Five Years	Director Since Year
Gary B. Unrau[(1) (2) (4)] Nanoose Bay, British Columbia Canada	Director and Lead Director	Independent Businessman.	2000
David A. Cheesman Calgary, Alberta, Canada	Vice President, Exploration	Vice President Exploration of the Corporation since November 10, 2005. Prior thereto, Exploration Manager of the Corporation since December 31, 2004. Prior thereto, Exploration Manager of DTRL since November 2004. Prior thereto, geologist and project manager with Encana Corporation from May 1999 to October 2004.	–
David Keenan Calgary, Alberta, Canada	Vice President, Engineering	Vice President, Engineering of the Corporation since December 31, 2004. Prior thereto, Vice President, Engineering of DTRL since October 2004. Prior thereto, Engineering Manager of DTRL from July 2002 to October 2004. Prior thereto, Exploration Engineer at Summit Resources Ltd. (a TSX listed oil and gas corporation) from October 1999 to June 2002.	–
Kelly A. Tomyn Calgary, Alberta, Canada	Vice President, Finance and Chief Financial Officer	Chief Financial Officer of the Corporation since March 16, 2005. Vice President, Finance of the Corporation since December 31, 2004. Vice President, Finance of DTRL since October 25, 2004. Vice President, Finance of Ranchgate Energy Inc. (a TSX listed oil and gas corporation) from January 2003 to August 2004. Prior thereto Vice President, Ranchgate Oil and Gas Ltd. (a private oil and gas corporation) from September 2002 to December 2002. From December 2000 to June 2002, Vice President, Finance of Saddle Resources Inc. (a TSX Venture listed oil and gas corporation) and from December 2000 to June 2001 Vice President, Finance of Cedar Energy Inc., a private oil and gas corporation.	–
Nicholas P. Fader Calgary, Alberta, Canada	Corporate Secretary	Partner of the law firm Bennett Jones LLP.	–

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Governance Committee.
(4) Member of the Reserves Committee.

As at March 16, 2006, directors and executive officers of Diamond Tree as a group, beneficially owned, directly or indirectly, or exercised control or direction over 7,689,709 common shares, constituting approximately 34% of the issued and outstanding common shares. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

As at the date of this AIF, or within 10 years of this date, no director or executive officer is, or has been, a director or executive officer of a company that became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings or arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets, while such person was a director or executive officer or within one year of ceasing to act in such a capacity other than Mr. Copeland and Mr. Unrau who were, until December 1998, directors of Blue Range Resource Corporation (a public corporation the shares of which were listed on the TSX). In December 1998, the outstanding shares of Blue Range Resource Corporation were acquired by an unrelated corporation, at which time both Mr. Copeland and Mr. Unrau resigned as directors. In March 1999, Blue Range Resource Corporation (then under new management) initiated proceedings under the *Companies Creditors' Arrangement Act* (Canada).

CONFLICTS OF INTEREST

Certain directors of the Corporation are also directors of other oil and gas companies or otherwise involved in natural resource exploration and development. Situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest which arise, if any, will be subject to and governed by procedures prescribed by the ABCA which require a director of a corporation who is a party to, or is a director of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

AUDIT COMMITTEE

The audit committee ("Audit Committee") of the Corporation assists the Board of Directors in fulfilling its oversight responsibilities by monitoring the Corporation's financial reporting practices and financial disclosures. Specific responsibilities and duties of the Audit Committee include: reviewing the Corporation's annual and interim consolidated financial statements, annual and interim management's discussion and analysis and press releases relating thereto prior to dissemination to the public; assessing the Corporation's accounting practices and policies including discussing the appropriateness of such policies with management and the Corporation's external auditors; assisting management to identify the Corporation's principal business risks; reviewing the external auditor's audit plan; reviewing the external auditor's recommendations regarding the Corporation's internal financial controls; and overseeing the Corporation's external auditors including making recommendations on the external auditor's terms of engagement.

A copy of the full text of the mandate of the Audit Committee is attached hereto as Appendix "1".

The Audit Committee is comprised of at least three members, each of whom must be an "independent director" as determined in accordance with applicable securities laws. In addition, members of the Audit Committee must meet the financial literacy and experience requirements of applicable securities legislation. The Audit Committee has adopted policies and procedures for the engagement of non-audit services, as described in the Audit Committee Mandate, attached hereto as Appendix "1". The Corporation's Audit Committee is composed of Howard Dixon (Chairman), Thomas Alford and Gary Unrau, all of whom are independent directors and financially literate.

Howard Dixon, Chair - Mr. Dixon received a Bachelor of Commerce degree from the University of Alberta in 1975 and has successfully completed courses on accounting and the preparation and analysis of financial statements. Through Mr. Dixon's former position as President and Chief Executive Officer of Artisan Corporation, a TSX listed company, he gained experience in preparing, analyzing and evaluating financial statements for a publicly listed company, dealing with external auditors, and understanding internal controls and procedures for financial reporting.

Thomas Alford - Mr. Alford received a Bachelor of Commerce degree from the University of Alberta in 1980. He has been a director and the President, Chief Executive Officer and Chief Financial Officer of IROC Systems Corp. (a TSX-V listed corporation that supplies safety and environmental equipment to the oil and gas industry) since December 2001. Prior thereto, Mr. Alford was President and Chief Executive Officer of Bonus Resource Corporation.

Gary Unrau - Mr. Unrau graduated from the University of Saskatchewan with a Bachelor of Science degree in Geology (Honors) in 1976. He has held senior geological positions in addition to acting as an advisor or director to numerous private oil and gas companies. He has also served as director to a number of public companies including Jaguar Petroleum Corporation and Olympia Energy Inc. (formerly Longview Resources Inc.). Mr. Unrau was a founder of Blue Range Resource Corporation, a TSX listed energy company, and served as Chairman, Chief Executive Officer and President from 1987 to 1994, Chairman and Chief Executive Officer from 1994 to 1995 and Chairman 1995 to 1998. The breadth and complexity of accounting issues in these corporations were similar in complexity and scope to those at Diamond Tree. Mr. Unrau is currently a self-employed businessman and founder, President and director of Blue Storm Energy Ltd., a privately owned oil and gas company. This company is involved in the investment in, and start-up of, junior oil and gas companies. In the role of President, Mr. Unrau's responsibilities include overseeing the company's financial issues surrounding its investment in other energy companies.

The following table summarizes the aggregate fees billed in each of the fiscal years 2004 and 2005 by Diamond Tree's external auditors. The Corporation's auditors for the year ended December 31, 2004 was BDO Dunwoody LLP and for the year ended December 31, 2005 is Deloitte & Touche LLP. The only fees billed to the Corporation during the fiscal years 2004 and 2005 were from BDO Dunwoody LLP.

	2005	2004
Audit fee (1)	26,555	13,500
Audit-related fees (2)	12,645	18,770
Tax fees (3)	11,865	5,220
All other fees (4)	-	8,484
	51,065	45,974

Notes:

(1) Aggregate fees billed for audit services.

(2) Assurance and related services billed that are reasonably related to the performance of an audit or review, but not reported in (1) above. This includes quarterly review of financial statements, subsequent event work, review of financial statement disclosures and in 2004, review of the information circular.

(3) Tax compliance, tax advice and tax planning fees billed, including preparation and review of corporate tax returns.

(4) Includes amounts billed for provision of comfort and consent letters, other miscellaneous disbursements and for 2004, review and comments on pro-forma financial statements and consultation and assistance with matters involving the securities commissions.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, with rights and privileges to be determined upon issuance. Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors, to one vote per share at meetings of shareholders of the Corporation and, on liquidation or dissolution, to receive the remaining property of the Corporation. There are no preferred shares outstanding.

DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its common shares since incorporation. Any decision to pay dividends on the common shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions that the Board of Directors may consider appropriate in the circumstances.

MARKET FOR SECURITIES

On January 11, 2005, all approvals were granted for the business combination of the Corporation by DTRL and Diamond Tree's common shares commenced trading on the TSX-V under the trading symbol "DT". On April 4, 2005, the common shares commenced trading on the TSX.

The following table sets out the monthly high price, monthly low price, and the total volume of trading in, the common shares on either the TSX-V or the TSX for the year ended December 31, 2005.

		Monthly Price Range	
	Volume	**High**	**Low**
		($)	**($)**
January	663,500	3.75	3.40
February	906,200	4.05	3.60
March	560,800	4.25	3.70
April	235,700	3.90	3.25
May	80,200	3.90	3.35
June	343,700	3.85	3.50
July	1,009,000	4.50	3.79
August	897,200	5.54	4.30
September	870,100	6.50	4.90
October	591,700	6.50	5.15
November	763,790	7.00	5.20
December	924,754	8.10	6.75

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation is CIBC Mellon Trust Company in Calgary, Alberta and Toronto, Ontario.

ESCROWED SECURITIES

Certain securities of the Corporation, as set forth in the following table, are held in escrow pursuant to a Value Security Escrow Agreement (the "Escrow Agreement") dated December 31, 2004 among the Corporation, CIBC Mellon Trust Company as trustee and the holders of the escrowed shares. The Escrow Agreement provides for the release of ½ of such shares in January 2006 and the release of the remaining shares in July 2006.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class[1]

Designation of Class	Number of Securities Held in Escrow	Percentage of Class[(1)]
Common Shares	3,587,200	16%

(1) Based on 22,495,198 common shares outstanding at December 31, 2005.

PROMOTERS

Prior to the completion of the business combination of DTRL and Wise Wood on December 31, 2004, Wise Wood was listed on the TSX-V following its initial public offering as a Capital Pool Company (pursuant to TSX-V Policy 2.4) and Don D. Copeland and Fred Moore were promoters of Wise Wood.

As a result of the business combination which was a reorganization of the Corporation, Don D. Copeland may be considered the promoter of the Corporation in that he took the initiative in founding and organizing DTRL in 2001 and reorganizing the Corporation in 2004. Mr. Copeland is the Chief Executive Officer of the Corporation. As at March 16, 2006, the number and percentage of common shares of the Corporation that Mr. Copeland beneficially owns, directly or indirectly or over which he exercises control is 4,807,122 (21%).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares of the Corporation, or any known associate or affiliate of such person in any transactions since commencement of operations of the Corporation or during the current financial year which has materially affected, or would materially affect, the Corporation or its subsidiaries except as disclosed below.

On October 29, 2004, Wise Wood and DTRL entered into a Pre-Acquisition Agreement under which Wise Wood agreed to make an offer for all of the outstanding common shares of DTRL on the basis of four common shares of Wise Wood for each common share of DTRL. The offer was mailed to the holders of common shares of DTRL on November 24, 2004. On December 21, 2004, the Wise Wood shareholders approved, on a majority of the minority basis, the offer as was required by the TSX-V. On December 31, 2004, the transaction was completed, with 100% of the common shares of DTRL being tendered, taken up and paid for. The result was a reverse takeover by DTRL of Wise Wood and DTRL becoming a wholly-owned subsidiary of the Corporation. At the time of the transaction, Messrs. Copeland, Moore, Unrau, Alford, Ogle and Berard, directors of the Corporation, were each shareholders of both DTRL and Wise Wood. At the time of the transaction, Messrs. Copeland, Moore and Unrau were also directors and / or officers of DTRL and Wise Wood. None of the common directors and officers of Wise Wood and DTRL were part of a special committee formed by each corporation to review the terms of the business combination.

In connection with the completion of the above referenced transaction, the Corporation completed a private placement of 780,000 units to certain directors and executive officers of the Corporation for aggregate gross proceeds of $1.95 million. Each unit consisted of one common share and 2.5 performance warrants at a price of $2.50 per unit. Each performance warrant (subject to customary anti-dilution protections) entitles the holder thereof to purchase one additional common share of the Corporation, at $2.50 per share, upon the satisfaction of certain performance criteria and vesting restrictions. All performance criteria and vesting conditions have now been met. The executive officers were provided with loans for a portion of the purchase price of the units in the aggregate amount of $450,000.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there have been no material contracts entered into by the Corporation within the most recently completed financial year, or before the most recently completed financial year that are still in effect.

INTERESTS OF EXPERTS

AJM has prepared a report relating to the Corporation's oil and natural gas reserves that is described herein. As at the date of the AJM Report, the principals of AJM **held either through registered or beneficial interests, directly or indirectly, less than 1% of the securities of the Corporation or held no interest in the securities or property of the Corporation,** nor has AJM received any such interest since the date of the AJM Report nor will it receive any such interest. No director, officer or employee of AJM is to be elected, appointed or employed by the Corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Corporation for the most recent annual meeting of shareholders. Additional financial information is also provided in the Corporation's financial statements and management's discussion and analysis for the year ended December 31, 2005, which are contained in the Annual Report of the Corporation. Information relating to the Corporation may be retrieved electronically on SEDAR at *www.sedar.com*.

APPENDIX 1

AUDIT COMMITTEE MANDATE – ADOPTED MARCH 15, 2005

PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors of Diamond Tree Energy Ltd. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities by monitoring the Corporation's financial reporting practices and financial disclosures.

The Committee's primary duties and responsibilities are to:

1. Review and approve management's identification of principal financial risks and monitor the process to manage such risks.

2. Oversee and monitor the Corporation's compliance with legal and regulatory requirements.

3. Review the Corporation's annual and interim consolidated financial statements, annual and interim management's discussion and analysis and press releases relating thereto prior to dissemination to the public.

4. Oversee audits of the Corporation's financial statements, reviews the external auditors audit plan and makes recommendations on the external auditor's terms of engagement.

5. Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors.

6. Provide an avenue of communication among the external auditors, management and the Board of Directors.

7. Report to the Board of Directors regularly.

On an annual basis, the Committee will conduct a self-assessment of its effectiveness in discharging its duties and responsibilities. The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibilities.

Committee Member's Duties in addition to those of a Director

The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board of Directors.

Composition

The Committee will be comprised of at least three members as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall be free from any relationship which could reasonably be expected to materially interfere with the member's independent judgment. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board and shall be reviewed at least annually.

Members of the Committee shall be appointed from time to time by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. If a member of the Committee ceases to be independent for reasons outside that member's reasonable control, the member shall immediately notify the Chair of the Board as to this fact and shall resign his or her position as a member of the Committee on the earliest of (i) the appointment of his or her successor; (ii) the next annual meeting of shareholders of the Corporation; and (iii) the date that is six months from the occurrence of the event which caused the member to not be independent. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

The Corporate Secretary of the Corporation or such other person as the Corporate Secretary of the Corporation shall designate from time to time, shall be the Secretary of the Committee and shall keep minutes of the meetings of the Committee.

Operation & Meetings

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's independent external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel and advisors, such engagement to be for the Corporation's sole account and expense.

Committee meetings may, by agreement of the Chairman of the Committee, be held in person, by means of telephone or by a combination of any of the foregoing.

Meetings of the Committee shall be conducted as follows:

1. The Committee shall meet at least four times annually at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. The independent auditors or any two members of the Committee may also request a meeting of the Committee.

2. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

3. The Chair shall, in consultation with management and the external auditors, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting.

4. Every question at a Committee meeting shall be decided by a majority of the votes cast.

5. The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chairman or by a majority of the members of the Committee. The Committee may, by specific invitation, have other resource persons in attendance. The President, Chief Executive Officer and the Financial Officer are expected to be available to attend the Committee's meetings or portions thereof. The independent external auditors shall be given notice of, and shall be entitled to attend, each meeting of the Committee at the expense of the Corporation. The Chair of

the Committee shall hold in camera meetings of the Committee, without management present, at every Committee meeting.

6. The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

7. Minutes of each Committee meeting should be succinct yet comprehensive in describing substantive issues discussed by the Committee. However, they should clearly identify those items of responsibilities scheduled by the Committee for the meeting that have been discharged by the Committee and those items of responsibilities that are outstanding. Minutes of the Committee meeting shall be sent firstly to the Chairman and next to all Committee members and to the external auditors.

The Committee provides an avenue for communication, particularly for outside directors, with the independent external auditors and financial and senior management and the Board. The independent external auditors shall have a direct line of communication to the Committee through its Chair. The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary. In addition, the Committee has procedures in place to receive, retain and deal with complaints received by the Corporation regarding the Corporation's accounting or internal controls and to receive confidential anonymous submissions concerning questionable accounting, auditing matters, financial practices or transactions as further detailed in the "Reporting of Inappropriate Activity Policy" of the Corporation, attached hereto as "Schedule 1".

Responsibilities

The role of the Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

The Committee should have a clear understanding with the external auditors that the independent auditors must maintain an open and transparent relationship with the Committee and the Board, and that the ultimate accountability of the external auditors is to the shareholders of the Corporation. The external auditors shall report directly to the Committee.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

Specific Duties

1. Review Procedures.

Review and update the Committee's mandate annually, or sooner, where the Committee deems it appropriate to do so. Provide a summary of the Committee's composition and responsibilities in the Corporation's annual report or other public disclosure documentation. Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Corporation's regulatory reports.

2. Financial Statements and Financial Reporting.

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and financial press releases;

(c) review with management and recommend to the Board for approval, the Corporation's Annual Information Form;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or information circular of the Corporation;

(e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g) review the appropriateness of the accounting practices and policies of the Corporation, the use and effect of judgment on accounting measurements, the adequacy of accruals and estimates used by management in preparing financial statements and review any proposed changes in accounting policies and procedures; and

(h) review and discuss with management, financial information, including earnings press releases, the use of "proforma" or non-GAAP financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies) and consider whether the information is consistent with the information contained in the financial statements of the Corporation. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

(i) review accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

3. <u>Relationship with External Auditors</u>.

The Committee shall:

(a) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws.

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) pre-approve all non-audit services (where such non-audit services are considered to be above the de minimus level referred to in applicable law) to be provided to the Corporation (and any subsidiaries thereof) by the external auditors and review fee arrangements for such services. The Committee may establish policies and procedures for the pre-approvals, so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation of the Committee's responsibilities under the applicable Canadian federal and provincial legislation and regulations to management. Such pre-approvals shall be presented in full to the Committee at its first scheduled meeting following such pre-approval); and

(g) review and approve the hiring policies of the Corporation regarding employees and former employees of the present and former external auditors of the Corporation.

(h) ensure the rotation of partners on the audit engagement team in accordance with applicable law.

4. <u>Internal Controls</u>.

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

(b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal controls or auditing matters on an anonymous and confidential basis as further detailed in the "Reporting of inappropriate activity policy" of the Corporation attached hereto as "Schedule 1".

(e) review with external auditors any corporate transactions in which Directors or officers of the Corporation have a personal interest.

5. Financial Risk Management.

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks;

(c) review annually the insurable risks and insurance coverage of the Corporation; and

(d) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

6. Other Matters.

The Committee shall:

(a) review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b) report Committee actions to the Board of Directors with such recommendations, as the Committee may deem appropriate.

(c) review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

(d) perform such other functions as required by law, the Corporation's mandate or bylaws, or the Board of Directors.

(e) consider any other matters referred to it by the Board of Directors.

SCHEDULE 1 TO THE AUDIT COMMITTEE MANDATE
REPORTING OF INAPPROPRIATE ACTIVITY POLICY – ADOPTED APRIL 18, 2005

PURPOSE

As a public entity, the integrity of the financial and other information of Diamond Tree Energy Ltd. (the "Corporation") is paramount. The Corporation's financial information guides the decisions of the Board of Directors of the Corporation (the "Board of Directors"), and is relied upon by our security holders and the financial markets. For these reasons, the Corporation must maintain a workplace where employees can raise concerns or report questionable accounting, internal accounting controls, or auditing matters (collectively "Accounting/Audit Matters Concerns"), or the reporting of fraudulent financial information to our security holders, regulatory agencies or the financial markets free of any discrimination, retaliation or harassment.

The Corporation recognizes the value of transparency and accountability in its administrative and management practices, and therefore also supports the disclosure that reveals conduct which results in a violation of law by the Corporation or in a substantial mismanagement of the Corporation's resources and if proven constitutes a criminal offence or reasonable grounds for dismissal of the person engaging in such conduct (referred to herein as "Grave Misconduct").

Policy

Therefore, it is the policy of the Corporation to encourage employees, when they reasonably believe that Accounting/Audit Matters Concerns, or the reporting of fraudulent financial information to our security holders, regulatory authorities or the financial markets and/or Grave Misconduct have occurred or are occurring, to report those concerns to Corporation management (on an anonymous basis, if employees so desire). All reports will be taken seriously and will be promptly investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported, and the quality of the information provided. Where Accounting/Audit Matters Concerns have occurred, or fraudulent financial information has been reported to our security holders, regulatory agencies or the financial markets, or Grave Misconduct has occurred, those matters will be corrected and, if appropriate, the persons responsible will be disciplined.

In addition, the Corporation is committed to providing a work environment in which employees, when they reasonably believe that Accounting/Audit Matters Concerns have occurred, or that fraudulent financial information has been reported to our security holders, regulatory agencies or the financial markets, or that Grave Misconduct has occurred, can raise those concerns free of discrimination, retaliation or harassment. Accordingly, the Corporation strictly prohibits discrimination, retaliation or harassment of any kind against any employee who based on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information.

Reporting and Investigation

If you have reason to believe that you have become aware of Accounting/Audit Matters Concerns, or the reporting of fraudulent financial information to our security holders, regulatory agencies or the financial markets, or of Grave Misconduct, you must immediately report those facts to your immediate supervisor or to the CEO. You may then be requested to document your report in writing. You may also report your concerns anonymously by sending an anonymous letter to the CEO. If you have reason to believe that both of those individuals are involved in these matters, you should report those facts to the Corporate Secretary or the Lead Director of the Board of Directors.

If you later believe that you have been subject to discrimination, retaliation or harassment for having made a report under this Policy, you must immediately report those facts to your immediate supervisor or the CEO. If, for any reason, you do not feel comfortable discussing the matter with your immediate supervisor or the CEO, you should bring the matter to the attention of a senior officer of the Corporation, and if you are not comfortable with discussing the matter with any of those individuals, you should bring the matter to the attention of the Corporate Secretary or the Lead Director of the Board of Directors. It is imperative that you bring the matter to the Corporation's attention promptly so that any concern of discrimination, retaliation or harassment can be investigated and addressed promptly and appropriately.

All complaints under this Policy will be promptly and thoroughly investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law. All employees and supervisors have a duty to cooperate in the investigation of reports of Accounting/Audit Matters Concerns, or the reporting of fraudulent financial information, or of Grave Misconduct, or of discrimination, retaliation or harassment resulting from the reporting or investigation of such matters. In addition, an employee shall be subject to disciplinary action, including the termination of their employment, if the employee fails to cooperate in an investigation, or deliberately provides false information during an investigation. If, at the conclusion of its investigation, the Corporation determines that a violation of policy has occurred, the Corporation will take effective remedial action commensurate with the severity of the offence. This action may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violations of policy.

Discrimination, Retaliation or Harassment

The Corporation strictly prohibits any discrimination, retaliation or harassment against any person who reports incidents of Accounting/Auditing Matters Concerns, or the reporting of fraudulent financial information, or of Grave Misconduct, based on the person's reasonable belief that such misconduct occurred. The Corporation also strictly prohibits any discrimination, retaliation or harassment against any person who participates in an investigation of complaints about Accounting/Auditing Matters Concerns, or of the reporting of fraudulent financial information, or of Grave Misconduct.

Any complaint that any managers, supervisors, or employees are involved in discrimination, retaliation or harassment related to the reporting or investigation of Accounting/Auditing Matters Concerns, or the reporting of fraudulent financial information, or of Grave Misconduct shall be promptly and thoroughly investigated in accordance with the Corporation's investigation procedures. If a complaint of discrimination, retaliation or harassment is substantiated, appropriate disciplinary action, up to and including discharge, will be taken.

Retention

All documents related to the reporting, investigation and enforcement of this policy, as a result of a report of Accounting/Audit Matters Concerns, or the reporting of fraudulent financial information to our security holders, regulatory agencies or the financial markets or of Grave Misconduct, or of the discrimination, retaliation or harassment of an employee that made such a report, shall be kept in accordance with the Corporation's record retention policy and applicable law.

Additional Enforcement Information

In addition to the Corporation's internal complaint procedure, employees should also be aware that certain federal and provincial law enforcement agencies are authorized to review Accounting/Audit Matters Concerns, or potentially fraudulent reports of financial information. The Corporation's policies and practices have been developed as a guide to our legal and ethical responsibilities to achieve and maintain the highest business standards. Conduct that violates the Corporation's policies will be viewed as unacceptable under the terms of employment at the Corporation. Certain violations of the Corporation's policies and practices could even subject the Corporation and any individual employees involved to civil and criminal penalties. Before issues or behavior can rise to that level, employees are encouraged to report Accounting/Audit Matters Concerns, suspicion of fraudulent financial information, or Grave Misconduct, or discrimination, retaliation or harassment related to such reports. Nothing in this Policy is intended to prevent an employee from reporting information to the appropriate agency when the employee has reasonable cause to believe that the violation of a federal or provincial statute or regulation has occurred.

Modification

The Reporting of Inappropriate Activity Policy will be added to and form part of the Corporation's workplace practices. The Board of Directors of the Corporation can modify this Policy unilaterally at any time without notice. Modification may be necessary, among other reasons, to maintain compliance with federal and provincial regulations and/or accommodate organizational changes within the Corporation.

Please sign the acknowledgment form below and return it to the CEO. This will let the Corporation know that you have received the Reporting of Inappropriate Activity Policy and are aware of the Corporation's commitment to a work environment free of discrimination, retaliation or harassment for reporting of Accounting/Audit Matters Concerns, or fraudulent financial information, or Grave Misconduct as well as your obligations to report such information.

"EXAMPLE"

ACKNOWLEDGE AND AGREEMENT

REGARDING THE REPORTING OF INAPPROPRIATE ACTIVITY POLICY

This is to acknowledge that I have received a copy of Diamond Tree Energy Ltd.'s Reporting of Inappropriate Activity Policy. I understand that, as a public entity, the integrity of the financial and other information of Diamond Tree Energy Ltd. (the "Corporation") is paramount. I further understand that the Corporation is committed to a work environment free of discrimination, retaliation or harassment for employees who have raised concerns regarding questionable accounting, internal accounting controls, or auditing matters, or reporting of fraudulent financial information, or of Grave Misconduct as defined in the Corporation's Reporting of Inappropriate Activity Policy and that the Corporation specifically prohibits discrimination, retaliation or harassment whenever an employee makes a good faith report regarding such concerns. Accordingly, I specifically agree that to the extent I have concerns that I reasonably believe to be related to questionable accounting, accounting controls, auditing matters, or reporting of fraudulent financial information, or of Grave Misconduct, or which is otherwise in violation of the Corporation's policies, I will immediately report such conduct in accordance with the Corporation's Reporting of Inappropriate Activity Policy.

I understand and agree that to the extent I do not use the procedures outlined in the Reporting of Inappropriate Activity Policy, the Corporation and its officers and directors shall have the right to presume and rely on the fact that I have no knowledge or concern of any such information or conduct.

____

Employee's signature

____

Employee's Name [printed]

____

Date

APPENDIX 2

FORM 51-101 F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the Board of Directors of Diamond Tree Resources Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at. The reserves data consists of the following:
   (a) (i) proved and proved plus probable oil and gas reserves estimated using forecast prices and costs; and
   (ii) the related estimated future net revenue; and
   (b) (i) proved oil and gas reserves estimated using constant prices and costs; and
   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the 'COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end December 31, 2005 and identifies the respective portions thereof that we have evaluated and reported on to the Company's management/Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Diamond Tree Resources Ltd. Reserve Estimation And Economic Evaluation	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
AJM Petroleum Consultants	March 10, 2006	Canada	-	$140,445	-	$140,445

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above:

AJM Petroleum Consultants
1400, 734— 7th Avenue S.W.
Calgary, Alberta T2P 3P8

J. Rene Rosales, P. Eng.
Vice-President

Execution date March 10, 2006

APPENDIX 3

FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of Diamond Tree Energy Ltd. (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of the report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) *"Don D. Copeland"*

Don D. Copeland, Chief Executive Officer

(signed) *"Kelly J. Ogle"*

Kelly J. Ogle, President

(signed) *"Charles W. Berard"*

Charles W. Berard, Director

(signed) *"Gary B. Unrau"*

Gary B. Unrau, Director

Dated: March 16, 2006

EXHIBIT 2.2

Diamond Tree Energy Ltd.
Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

Contents

Auditors' Report

To the Shareholders of
Diamond Tree Energy Ltd.

We have audited the consolidated balance sheets of Diamond Tree Energy Ltd. as at December 31, 2005 and the statements of income and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as and for the year end presented for the comparative purposes December 31, 2004 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated March 2, 2005.

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Calgary, Alberta
March 3, 2006

DIAMOND TREE ENERGY LTD.

Consolidated Balance Sheets

As at December 31,	2005	2004
Assets		
Current assets:		
Cash and cash equivalents (note 2(n))	$ 549,856	$ 2,027,065
Accounts receivable	7,296,953	2,986,268
Prepaid expenses	131,907	137,295
Current assets of discontinued operations (note 15)	422,947	1,153,209
	8,401,663	6,303,837
Property and equipment (note 4)	66,493,915	33,756,420
Non-current assets of discontinued operations (note 15)	---	6,345,805
Goodwill (note 3)	246,515	246,515
	$ 75,142,093	$ 46,652,577
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,827,238	$ 6,317,676
Bank loans (note 5)	---	10,501,424
Income taxes payable (note 8)	153,700	91,459
Current portion of capital lease (note 6)	267,248	---
Current liabilities of discontinued operations (note 15)	---	1,629,161
	14,248,186	18,539,720
Non-current liabilities of discontinued operations (note 15)	---	3,000,000
Capital lease (note 6)	714,421	---
Asset retirement obligation (note 7)	2,393,797	956,059
Future income taxes (note 8)	11,500,000	6,600,000
Total liabilities	28,856,404	29,095,779
Shareholders' equity:		
Share capital (note 9(b))	32,091,707	14,545,470
Share purchase loan (note 10)	(650,000)	(650,000)
Contributed surplus (note 11)	2,491,106	559,481
Retained earnings	12,352,876	3,101,847
	46,285,689	17,556,798
Commitments and contingencies (note 12)		
Subsequent events (note 17)		
	$ 75,142,093	$ 46,652,577

See accompanying notes to the consolidated financial statements

Approved by the Board:

(signed) "Don D. Copeland" — *(signed) "Howard Dixon"*

Don D. Copeland
Director

Howard Dixon
Director

DIAMOND TREE ENERGY LTD.

Consolidated Statements of Income and Retained Earnings

For the year ended December 31,		2005		2004
Revenue:				
Petroleum and natural gas sales	$	50,631,167	$	18,119,240
Royalties, net of Alberta royalty credits		(13,595,145)		(3,885,988)
Other		—		1,955
		37,036,022		14,235,207
Expenses:				
Operating		5,025,619		4,245,777
General and administrative		2,150,448		1,094,809
Stock based compensation (notes 9 and 10)		2,020,169		559,481
Interest on bank loans (note 5)		443,610		244,513
Interest on capital lease (note 6)		54,182		—
Interest - other		12,142		—
Depletion, amortization and accretion		12,241,367		4,382,247
		21,947,578		10,526,827
Earnings from continuing operations before income taxes		15,088,444		3,708,380
Income taxes, continuing operations (note 8):				
Current		178,150		3,971
Future		5,284,877		826,669
		5,463,027		830,640
Net earnings from continuing operations		9,625,417		2,877,740
Loss from discontinued operations (note 15)		374,388		—
Net earnings		9,251,029		2,877,740
Retained earnings beginning of year		3,101,847		224,107
Retained earnings end of year	$	12,352,876	$	3,101,847
Net earnings from continuing operations				
Earnings per share – basic		$0.50		$0.18
– diluted[(1)]		$0.45		$0.17
Loss from discontinued operations				
Per share – basic and diluted		($0.02)		—
Net earnings				
Earnings per share – basic		$0.48		$0.18
– diluted[(1)]		$0.43		$0.17
Weighted average shares outstanding				
Basic		19,400,673		16,168,115
Diluted[(1)]		21,394,822		16,828,115

See accompanying notes to the consolidated financial statements

[(1)] Outstanding stock options and performance warrants are the only instruments that are currently dilutive to earnings per share. All stock option and performance warrants have been included in the computation of diluted earnings per share.

DIAMOND TREE ENERGY LTD.

Consolidated Statements of Cash Flows

For the year ended December 31,		2005		2004
Cash provided by (used in):				
Operating:				
Net earnings from continuing operations	$	9,625,417	$	2,877,740
Items not involving cash:				
Depletion, amortization and accretion		12,241,367		4,382,247
Future income taxes		5,284,877		826,669
Stock based compensation		1,941,169		559,481
Cash flow from continuing operations		29,092,830		8,646,137
Cash flow from discontinued operations (note 15)		206,968		—
		29,299,798		8,646,137
Change in non-cash operating working capital - continuing operations (note 14)		(405,860)		995,568
Change in non-cash operating working capital - discontinued operations (note 15)		(898,899)		—
Abandonments incurred during the year		(23,066)		(82,519)
		27,971,973		9,559,186
Investing:				
Exploration and development of properties		(42,637,391)		(13,001,811)
Acquisitions (note 3)		—		(4,884,696)
Dispositions (note 3)		296,000		—
Change in non-cash investing working capital - continuing operations (note 14)		3,672,368		1,186,158
Disposition of trust units – discontinued operations (note 15)		6,465,810		—
Disposition costs of oilfield service assets – discontinued operations (note 15)		(701,362)		—
		(32,904,575)		(16,700,348)
Financing:				
Issuance of common shares, net of share purchase loan		18,257,790		2,150,000
Share issue costs		(1,105,974)		—
Capital lease principal payments		(194,999)		—
Bank loan		(10,501,424)		7,018,226
Convertible debenture redemption – discontinued operations (note 15)		(3,000,000)		—
		3,455,393		9,168,226
Change in cash		(1,477,209)		2,027,065
Cash, beginning of year		2,027,065		—
Cash, end of year	$	549,856	$	2,027,065

See accompanying notes to the consolidated financial statements

1. Formation of Diamond Tree Energy Ltd.

Diamond Tree Energy Ltd. (the "Company") was formed on December 31, 2004 as a result of the reverse takeover by Diamond Tree Resources Limited ("DTRL") of Wise Wood Corporation ("Wise Wood"). For accounting purposes, DTRL was deemed to have acquired Wise Wood and subsequent to the reverse takeover, Wise Wood changed its name to Diamond Tree Energy Ltd. DTRL was a private company incorporated in Alberta on April 9, 2001 and in the business of oil and gas exploration and development. Wise Wood was a TSX Venture Exchange listed public company in the oil field services business. In May 2005, the Company sold its remaining oil field service assets. Refer to Note 15 which shows the impact of discontinued operations in the consolidated financial statements of the Company as well as the initial December 31, 2004 fair values assigned to the Wise Wood net assets acquired.

Pursuant to a take over bid circular, Wise Wood acquired all of the issued and outstanding shares of DTRL in exchange for four common shares of Wise Wood for each common share of DTRL. The shares of the Company were then consolidated on a 10 for 1 basis. Effective December 31, 2004, DTRL was deemed to have acquired the 13,518,000 Wise Wood shares outstanding prior to the merger and share consolidation for approximately $2.4 million ($0.175 per share) plus $0.45 million of acquisition costs.

The consolidated financial statements of the Company for the year ended December 31, 2004 include the operating results of DTRL prior to the merger and the results of the merged company thereafter. All 2004 comparative figures are those of DTRL. Any disclosure of share, option or per share data in the financial statements reflects the post merger, post consolidation share structure.

2. Significant Accounting Policies

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Edenshaw Resources Ltd. and DTRL.

(b) Property and equipment and depletion and amortization:

The Company follows the full cost method of accounting for its petroleum and natural gas properties. All costs relating to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement costs, are capitalized into cost centers. Such costs include land acquisition costs, geological and geophysical costs, lease rentals on undeveloped properties, costs of drilling of both productive and non-productive wells, related plant and production equipment costs and overhead costs which are directly attributable to acquisition, exploration and development activities. Dispositions of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized unless such a sale would result in a greater than 20% change in the depletion and amortization rate.

2. Significant Accounting Policies - continued

Capitalized costs, excluding costs relating to unproved properties, are depleted and amortized using the unit-of-production method, based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Petroleum and natural gas reserves are converted to a common unit of measure on the basis of six thousand cubic feet to one barrel of oil equivalent based on energy equivalency.

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Oil and gas assets are evaluated in each reporting period to determine that their net book value is recoverable and does not exceed their fair value. The net book value is assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the net book value of the oil and gas assets. If the net book value of the oil and gas assets is assessed not to be recoverable, an impairment loss is recognized. The impairment loss is estimated as the amount by which the net book value of assets exceeds the sum of the fair value of proved and probable reserves and the cost (less any impairment) of unproved properties that have been subject to a separate test for impairment and contain no probable reserves. Fair value of proved and probable reserves is based on expected future net revenues (based on future product prices and costs) discounted at risk-free rates, without giving effect to abandonment, taxes or financing costs.

Other equipment is recorded at cost and amortized on a straight line basis at a rate of 20%.

(c) Inventory:

Inventory is recorded at the lower of average cost and estimated net realizable value. It consists of oilfield service inventory related to the Wise Wood acquisition and is included in current assets of discontinued operations.

(d) Interest in joint ventures:

The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(e) Asset retirement obligation:

An asset retirement obligation ("ARO") associated with site restoration and abandonment of tangible long-lived assets is initially measured at fair value by estimating the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value of the ARO is recorded in the financial statements as a liability, equal to the present value of expected future cash outflows, with a corresponding increase in the carrying amount of the related asset. Subsequent to initial measurement, the effect of the passage of time on the ARO, or accretion expense, and the amortization of the asset retirement cost are charged to earnings in the period. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. Actual costs incurred upon the settlement of the ARO are charged against the ARO with the resulting difference recognized in income as a gain or loss.

2. Significant Accounting Policies – continued

(f) Flow-through shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions when the expenditures are renounced.

(g) Measurement uncertainty:

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and performance incentive warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

(h) Revenue recognition:

Revenue is recognized when the significant risks and rewards of ownership have transferred to the buyer, the seller's price to the buyer is fixed or determinable and there is reasonable assurance regarding collectibility of the consideration. Until all these criteria are met, it is not appropriate to recognize the transaction as a sale in the income statement and revenue would be deferred. Revenue associated with sales of natural gas, natural gas liquids and crude oil is recognized when the risks and rewards of ownership passes to the customer, generally with the passage of title.

(i) Financial instruments:

The Company carries a number of financial instruments, including cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has no hedging contracts or fixed-price physical contracts in place at this time. For any derivative financial instruments used to hedge exposure to commodity price and foreign exchange fluctuations, the Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedge transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. The Company does not use derivative financial instruments for trading purposes. Any gains or losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized. In the case where it is determined that the derivative financial instrument is no longer an effective hedge, gains or losses would be recognized in the period and the financial instrument would be "marked to market" for the remaining contract term.

2. Significant Accounting Policies – continued

(j) Income taxes:

The Company uses and liability method of accounting for income taxes. Under this method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Future income tax assets or liabilities are adjusted to reflect substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

(k)Per share amounts:
Earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if options and performance incentive warrants to purchase common shares were exercised and other convertible instruments were converted. The Company uses the treasury stock method to determine the dilutive effect of stock options, performance incentive warrants and convertible debentures.

(l) Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less impairment and is not amortized. The goodwill balance is assessed for impairment annually at year-end or more frequently if events or changes in circumstances indicate that the asset may be impaired. The test for impairment is conducted by the comparison of the book value to the fair value of the entity. If the fair value is less than the book value, impairment is deemed to have occurred. The extent of the impairment is measured by allocation of the fair value of the entity to the identifiable assets and liabilities at their fair values. Any remainder of this allocation is the implied value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

(m) Stock based compensation:

The Company has a stock based compensation plan as described in Note 9. Stock based payments relating to stock options and performance warrants are measured using the fair value method of accounting. For stock options granted, fair value is measured at grant date and compensation expense is recognized in the financial statements over the vesting period of the awards with a corresponding increase in contributed surplus. For performance warrants, compensation expense is recognized over the life of the awards due to the contingent nature of their vesting. When the performance warrants vest, additional compensation expense is recognized to the extent of the fair value of the vested portion of the performance incentive warrants. Fair values are determined using the Black – Scholes option pricing model. Consideration received upon the exercise of stock options or performance warrants, together with the related amount of non-cash compensation cost recognized in contributed surplus, is recorded as an increase in share capital.

The Company also has in place a phantom stock option award program whereby certain employees, officers, directors or consultants may be granted phantom stock options ("PSO's") which entitle them to receive a cash payment, for each vested PSO, equal to the excess of the market price of the common shares at the time of exercise over the exercise price of the PSO. The Company recognizes an obligation and corresponding compensation expense for the PSO's which are in-the-money. Obligations are accrued on a graded vesting basis and represent the excess of the market value of the common shares over the exercise price of the PSO for the graded vested portion only. Obligations are recorded as a liability and revalued each reporting period based on the market value of the common shares and the number of graded vested PSO's outstanding at period end.

2. Significant Accounting Policies – continued

(n) Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short term money market instruments with an original maturity of less than three months.

(o) Accounting for investments:

Investments in companies in which the Company does not control or exert significant influence over are accounted for using the cost method of accounting. The investment is initially recorded at cost and earnings are recognized only to the extent they are received or receivable. Any loss in value of the investment that is other than a temporary decline would result in recognition of the loss. If the investment is written down, any loss in value would not be reversed if there was a subsequent increase in value unless the investment was sold and the gain realized.

(p) Transportation costs:

The Company records revenue before transportation charges and transportation charges are included as an operating expense on the consolidated statement of income.

3. Acquisitions and Dispositions

Acquisition of Edenshaw Resources Ltd.

On November 17, 2004, DTRL acquired all outstanding shares of Edenshaw Resources Ltd. ("Edenshaw"), a private oil and gas company, for aggregate cash consideration of $5.6 million. The acquisition has been accounted for as a purchase as follows:

Allocation of purchase price:			
Edenshaw net assets acquired and liabilities assumed			
Current assets	$		864,142
Current liabilities – income taxes payable			(91,459)
Asset retirement obligations			(10,000)
Petroleum and natural gas properties		7,240,000	
Goodwill		246,515	
Future income taxes		(2,601,819)	
			4,884,696
	$		5,647,379
Cash consideration comprised of:			
Net assets and liabilities assumed	$		5,211,412
Transaction costs			435,967
	$		5,647,379

3. Acquisitions and Dispositions

Property Disposition

Effective June 30, 2005 and closing September 30, 2005, the Company sold its heavy oil interests in Saskatchewan to a private company for cash proceeds, net of adjustments, of $296,000.

4. Property and Equipment

		2005		2004
Petroleum and natural gas properties	$	81,712,293	$	39,425,059
Equipment under capital lease		1,176,668		---
Asset retirement cost		2,301,758		942,318
Other		96,544		42,388
		85,287,263		40,409,765
Accumulated depletion and amortization		(18,793,348)		(6,653,345)
	$	66,493,915	$	33,756,420

During the year ended December 31, 2005, $695,000 (2004 - $711,000) of general and administrative costs related to exploration and development activity were capitalized.

The net book value of equipment under capital lease is $972,087 (2004 – nil).

At December 31, 2005, the depletion calculation excluded unproved properties of $9,448,000 (2004 - $3,184,000) and salvage values of $1,639,000 (2004 – $617,000). Future development costs of proved undeveloped reserves of $3,790,000 (2004 - $3,358,000) were included in the depletion and amortization calculations.

The Company performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	AECO Gas ($Cdn/mcf)	Foreign Exchange Rate
2006	60.00	11.50	0.85
2007	61.20	10.50	0.85
2008	62.45	8.90	0.85
2009	61.60	8.50	0.85
2010	59.55	8.70	0.85
2011	55.15	8.90	0.85
	Escalate thereafter 2.0% year		0.85

4. Property and Equipment - continued

The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at December 31, 2005.

5. Bank Loans

At December 31, 2005 DTRL had available a $24.0 million (2004 - $10.6 million) revolving operating loan facility with a Canadian chartered bank. At December 31, 2005 drawings against this loan were $nil (2004 - $10.5 million) and the Company held cash of $450,000 (2004 – $2.0 million). The loan bears interest at the bank's prime rate plus 0.25% and the next annual review date has been scheduled for April 30, 2006. Security for this facility is by way of a general security agreement providing a security interest over all present and after acquired personal property and a floating charge on all lands. At December 31, 2005 there were no covenant violations.

6. Capital Lease

On March 23, 2005, the Company entered into a lease obligation for field compression facilities that is being treated as a capital lease for accounting purposes. The interest rate implicit in the lease is 7.55% per annum, the monthly lease instalment is $27,687, the security for the lease is the equipment itself and the term of the lease is three years, with an April 2008 expiry. The Company is required to make the following annual principal repayments:

		Annual principal repayments
2006	$	267,248
2007		288,139
2008		426,282
Total		981,669
Less current portion		(267,248)
Long term capital lease portion	$	714,421

7. Asset Retirement Obligation

Total future asset retirement obligations were estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, before deduction of salvage values, and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $2.5 million at December 31, 2005 (December 31, 2004 - $1.0 million), based on a total future liability of $6.5 million (December 31, 2004 - $1.7 million). It is expected that $2.6 million of the total future liability will be incurred before 2016 and the remaining $3.9 million by 2033. The Company used a credit adjusted risk-free rate of 9% (December 31, 2004 – 9%) and an inflation rate of 2% (December 31, 2004 – 2%) to calculate the present value of the asset retirement obligation. The following table reconciles change in the Company's total asset retirement obligation:

Year ended December 31,		2005		2004
ARO, beginning of year	$	956,059	$	511,076
Increase in liabilities		1,393,441		467,913
Settlement of liabilities		(23,066)		(82,519)
Acquisition of liabilities		---		10,000
Disposition of liabilities		(34,000)		---
Accretion expense		101,363		49,589
ARO, end of year	$	2,393,797	$	956,059

8. Income Taxes

The provision for income taxes in the consolidated financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate of 37.62% (2004 – 39%) to the Company's earnings before income taxes. The difference results from the following items:

Year ended December 31,		2005		2004
Expected income taxes on earnings before income taxes	$	5,676,273	$	1,446,269
Difference between resource allowance and non-deductible resource items		(215,289)		(133,057)
Alberta Royalty Credits		(117,538)		(137,355)
Reduction in enacted rates		(688,291)		(493,331)
Capital taxes		33,959		---
Other non taxable items		---		(66,707)
Non-deductible expenses, including stock based compensation		773,913		214,821
	$	5,463,027	$	830,640

8. Income Taxes - continued

Current taxes of $178,150 for the year ended December 31, 2005 are comprised of income tax of $144,191 (2004 - $ nil) and corporation capital taxes of $33,959 (2004 - $3,971).

The components of the net future income tax liability are as follows:

December 31,		2005		2004
Future income tax assets:				
Attributed crown royalty income benefit	$	101,202	$	73,285
Share issue costs		315,158		---
Asset retirement obligations		830,648		350,874
		1,247,008		424,159
Future income tax liabilities:				
Carrying value of property and equipment in excess of tax basis		12,747,008		7,024,159
Net future income tax liability	$	11,500,000	$	6,600,000

At December 31, 2005, subject to confirmation by income tax authorities, the following tax pools are available for deductions against future income from oil and gas related exploration and development activities:

Canadian oil and gas property expenses	$	9,400,000
Canadian development expenses		10,400,000
Canadian exploration expenses		66,000
Undepreciated capital cost		10,900,000
Share issue costs		885,000

9. Share Capital

(a) Authorized:

Unlimited number of common voting shares.

Unlimited number of preferred shares issuable in series, with rights and privileges to be determined upon issuance.

9. Share Capital - continued

(b) Common shares issued:

	2005		2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	18,711,798	$14,545,470	40,300,000	$9,379,820
Issued for cash upon exercise of DTRL options			600,000	300,000
			40,900,000	9,679,820
Shares issued to DTRL shareholders on a 4 for 1 basis			163,600,000	---
Shares held by Wise Wood shareholders			13,518,000	2,365,650
Share consolidation on a 10 for 1 basis			(159,406,202)	
			17,711,798	$12,045,470
Issued for cash upon exercise of options	274,000	357,500		
Issued for cash upon private placement	3,509,400[(2)]	17,900,290[(2)]	1,000,000[(1)]	2,500,000[(1)]
Share issue costs		(1,105,974)		
Future tax benefit of share issue costs @ 34.8%		384,877		
Contributed surplus drawdown re: option exercises		9,544		
Balance end of year	22,495,198	$32,091,707	18,711,798	$14,545,470

[(1)] On December 31, 2004 the Company closed a private placement of units with each unit consisting of one common share and 2.5 common share performance warrants, for the subscription price of $2.50 per unit. Refer to Note 10 for information on the share purchase loans that the Company provided for a portion of the subscription proceeds. Directors, officers and employees of the Company purchased all of the units of this private placement.

[(2)] On September 29, 2005, the Company closed a private placement resulting in the issuance of 3.5 million common shares at $5.10 per share of which 22,000 shares were issued to directors, officers and employees. On November 10, 2005, the Company closed a private placement to an employee resulting in the issuance of 9,400 common shares at $5.35 per share. The transactions were consummated at fair value.

(c) Stock options:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. Exercise prices range from $1.25 to $6.00 per share and expiry dates range to November 16, 2010. For options granted during 2004 and 2005 and future option grants, one third of the options vest at the time of grant, one third on the first anniversary and the remaining options vest on the second anniversary.

9. Share Capital – continued

	2005		2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	1,940,000	$2.20	700,000	$1.25
Granted	625,000	5.73	1,405,000	2.50
Exercised	(274,000)	1.30	(240,000)	1.25
Cancelled or expired	(5,000)	5.00	---	---
Wise Wood options exchanged [(1)]			75,000	2.40
Options outstanding, end of year	2,286,000	$3.26	1,940,000	$2.20
Exercisable at year end	1,400,986	$2.79	1,003,328	$1.92
Weighted average remaining contractual life	3.9 years		4.1 years	

(1) As a result of the DTRL-Wise Wood business combination, every ten outstanding Wise Wood options were exchanged for one option of the Company.

For the year ended December 31, 2005, compensation expense of $1,015,649 (December 31, 2004 - $473,712) has been recorded for the stock options. The assumptions used in the computation of the fair values of the stock options granted during 2005 are as follows:

Weighted average fair value per option granted	$1.99
Weighted average expected volatility	62%
Risk free interest rate	3.7%
Expected life (years)	2.0

(d) Performance Warrants:
In conjunction with the December 31, 2004 private placement of units referred to in Note 9(b), 2.5 million performance warrants were issued, with private placement subscribers receiving 2.5 performance warrants for each common share purchased.

Each performance warrant entitles the holder to acquire one share of the Company for a price of $2.50 per share (being the ascribed value of a Wise Wood share, adjusted for the ten-for-one share consolidation, in the DTRL-Wise Wood business combination). The performance warrants expire after a seven year term and are exercisable by a holder only during the period that the holder is a director, employee or consultant of the Company. Should a holder cease to be a director of the Company, or should such holder's employment or consulting services terminate prior to exercise of the performance warrants, the expiry date will be accelerated and all of the said holder's

9. Share Capital – continued

performance warrants will terminate. Certain provisions exist which permit acceleration of the vesting of the performance warrants upon a change of control of the Company.

The performance warrants may be exercised only to the extent that they: (1) have vested and (2) are exercisable. No performance warrants shall vest prior to one year following the date of grant. Performance warrants are exercisable at any time during their term, in the following percentages, upon Company shares reaching the following 20-day weighted average trading prices:

Percentage exercisable	Weighted average trading price of common shares	Performance warrant exercise price
33 1/3%	$3.50	$ 2.50
33 1/3%	$4.50	$ 2.50
33 1/3%	$5.50	$ 2.50

All 2.5 million performance warrants are fully vested and exercisable. For the year ended December 31, 2005, compensation expense of $886,533 (December 31, 2004 - $ nil) has been recorded for the performance warrants.

The assumptions used in the computation of the fair value for the performance warrants, based on the grant being made at market price on December 31, 2004, are as follows:

Fair value per warrant granted	$0.74
Expected volatility	49%
Risk free interest rate	3.0%
Expected life (years)	2.0

(e) Phantom Stock Options:
During the fourth quarter of 2005, the Company implemented a phantom stock option award program. Under this program, employees, officers, directors or consultants may receive PSO's which entitle them to a cash payment, for each vested PSO, equal to the excess of the market price of the common shares at the time of exercise over the exercise price of the option. The PSO's expire after a five year term. They are exercisable by a holder only during the period that the holder is an employee, officer, director or consultant of the Company. Certain provisions exist for: (i) the acceleration of expiry dates upon termination or ceasing to be an employee, officer, director or consultant of the Company and (ii) the acceleration of vesting upon change of control of the Company. PSO's vest on a graded basis over three years. They become vested and exercisable only to the extent that they meet both time and performance criteria. To meet the performance criteria, common shares of the Company must achieve certain 20 day volume weighted average closing trading prices.

9. Share Capital – continued

For PSO's outstanding at the end of 2005, the trading prices required to meet the performance criteria range from $5.50 to $8.35. The following table summarizes the information about the outstanding PSO's:

	2005	
	Number of PSO's	Weighted average exercise price
PSO's outstanding, beginning of year	-	$0.00
Granted	130,000	4.83
Exercised	-	0.00
Forfeited	-	0.00
PSO's outstanding, end of year	130,000	$4.83
Exercisable at year end	-	$0.00
Weighted average remaining contractual life	4.7 years	

During the year, the Company accrued stock based compensation expense of $79,000 (2004 - nil) relating to the PSO's.

10. Share Purchase Loan

In conjunction with the December 31, 2004 private placement of units referred to in Note 9(b), the Company provided non-interest bearing share purchase loans in the amount of $650,000 to certain employees of the Company. As security for the share purchase loans, the shareholders have collectively assigned 260,000 units, representing the common shares, performance warrants and any shares exercisable upon conversion of the performance warrants, to the Company. The market value of the shares held as collateral for the loans, based on the current trading price as at March 3, 2006 is approximately $1.7 million. The share purchase loans have a mandatory repayment date the earlier of (i) January 1, 2008 or (ii) two business days after receipt of any proceeds from the sale of the related securities. Since the share purchase loans do not meet the criteria for recognition of an asset, they are recorded as a reduction of shareholders' equity and afforded stock option treatment in accordance with the Company's stated policy for stock-based compensation. For the year ended December 31, 2005, related compensation expense of $38,987 (December 31, 2004 - $85,769) has been recorded.

The assumptions used in the computation of the fair values of the share purchase loan are as follows:

	Stock options
Fair value per option pledged	$0.54
Expected volatility	34%
Risk free interest rate	3.0%
Expected life (years)	2.0

11. Contributed Surplus

The following schedule shows the continuity of contributed surplus:

		2005		2004
Balance, beginning of year	$	559,481	$	-
Provision of share purchase loans		38,987		85,769
Grant of stock options		1,015,649		473,712
Grant of performance warrants		886,533		-
Exercise of stock options		(9,544)		-
Balance, end of year	$	2,491,106	$	559,481

12. Commitments and Contingencies

The Company is committed to lease office premises with future annual lease payments, as follows:
2006: $235,700, 2007: $165,000. The office lease expires on May 31, 2007.

The Company enters into equipment rental agreements with certain equipment manufacturers on an as required basis. The Company is usually committed to a minimum rental period of three months. The minimum guaranteed rental payments at December 31, 2005 are approximately $17,550 (December 31, 2004 - $36,000).

On December 12, 2005, the Company announced the signing of a farm-in agreement with a four well commitment. On February 3, 2006, the Company entered into an agreement to acquire additional seismic data over the farm-in area. Estimated committed drilling and seismic costs relating to this farm-in over the next twelve months total $4.5 million.

13. Financial Instruments

As disclosed in Note 2(i), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to interest rate risk, foreign exchange risk, fair value risk and industry credit risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Fair value of financial assets and liabilities: The carrying value of accounts receivable, prepaid expenses and accounts payable and accrued liabilities approximate their fair value due to their relatively short periods to maturity. Any bank loan balance approximates its fair value since it bears interest at a floating rate.
(b) Credit risk: Substantially all of the accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. At December 31, 2005 82% (2004 – 74%) of the Company's receivables were from one customer.
(c) Interest rate risk: The Company is exposed to fluctuations in interest rates. At December 31, 2005, the Company has $ nil (December 31, 2004 - $11.2 million) of debt with a variable rate of interest.
(d) Foreign exchange risk: The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

14. Supplemental Cash Flow Disclosure

		2005		2004
Accounts receivable	$	(4,310,684)	$	(1,329,884)
Inventory		---		(283,779)
Share of amount due from joint venture		---		(201,274)
Prepaid expenses		5,389		(297,296)
Income taxes payable		62,241		75,439
Notes payable		---		469,599
Accounts payable and accrued liabilities		7,509,562		3,552,487
	$	3,266,508	$	1,985,292

Change in non-cash working capital from continuing operations				
Operating	$	(405,860)	$	995,568
Investing		3,672,368		1,186,158
Acquired in exchange for shares (Note 1)		---		(196,434)
	$	3,266,508	$	1,985,292

Continuing operations		2005		2004
Cash interest paid	$	509,934	$	244,513
Cash taxes paid	$	115,909	$	16,020

15. Discontinued Operations

Pursuant to the December 31, 2004 acquisition of Wise Wood by DTRL, the merged company, Diamond Tree Energy Ltd., adopted a plan to divest of the oil field services assets formerly held by Wise Wood. Such operations have been included in the balance sheet as assets and liabilities of discontinued operations and in the income statement as earnings or loss from discontinued operations.

On May 2, 2005 the Company sold its remaining oil field service assets to Eveready Income Fund, a publicly traded entity, for total proceeds of $4,650,000. Proceeds included 1.2 million trust units of Eveready Income Fund, then valued at the weighted average trading price of $3.75 per unit. The units did not become freely tradable until September 4, 2005.

On June 14, 2005, the Company sold, by way of a purchase and sale agreement, the 1.2 million trust units of Eveready Income Fund to an arm's length purchaser for $5.00 per unit (subject to adjustments to the selling price as described below). At closing, the Company received a $3.6 million deposit from the purchaser, representing 60% of the sale price. The deposit was initially recorded as deferred proceeds on the balance sheet and the trust units remained on the balance sheet at their purchased value of $3.75 per unit.

By December 19, 2005 the purchaser had resold all 1.2 million trust units. The proceeds to the Company were then determinable which allowed for the removal of the deferred proceeds and trust units from the balance sheet and a net gain to be recognized in the income statement. Pursuant to the purchase and sale agreement, the Company's selling price was adjusted for the proceeds ultimately realized by the purchaser. Since the proceeds ultimately realized by the purchaser of the trust units exceeded $5.00 per unit, 50% of the excess was a positive adjustment to the selling price. The Company realized a before tax gain of $1,965,810 on the sale of the trust units.

15. Discontinued Operations - continued

The following table presents the impact of discontinued operations in the Consolidated Statements of Income and Retained Earnings:

		For the twelve months ended, Dec 31, 2005	For the twelve months ended, Dec 31, 2004
Revenue	$	1,867,705	-
Expenses[(1)]		1,660,737	-
Income before income taxes		206,968	-
Income taxes		(74,500)	-
Loss on disposal of oilfield service assets, net of tax recovery of $428,000		(2,118,666)	-
Gain on disposal of trust units, net of tax of $354,000		1,611,810	
Loss from discontinued operations	$	(374,388)	-

(1) No depreciation and amortization was recorded as the assets were held for sale

The following table presents the impact of discontinued operations in the Consolidated Balance Sheets:

		As at Dec 31, 2005	As at Dec 31, 2004
Assets	$		
Accounts receivable		422,947	682,373
Inventory		-	283,779
Prepaid expenses		-	187,057
Oilfield service assets		-	-
Total current assets		422,947	1,153,209
Non-current assets - oilfield service assets		-	6,345,805
Total Assets	$	422,947	7,499,014
Liabilities			
Accounts payable and accrued liabilities		-	487,176
Bank loans		-	672,386
Notes payable		-	469,599
Total current liabilities		-	1,629,161
Non-current liabilities - convertible debentures		-	3,000,000
Total Liabilities	$	-	4,629,161
Net Assets of discontinued operations	$	422,947	2,869,853
Non-cash operating working capital of discontinued operations	$	422,947	(475,952)
Change in non-cash operating working capital	$	898,899	

The $422,947 accounts receivable at December 31, 2005 relates to a holdback for post-closing adjustments from the sale of the oilfield service assets. It was collected subsequent to year end. Refer to Note 17.

15. Discontinued Operations - continued

During 2005, Wise Wood's bank loan, U.S. dollar denominated notes payable and secured, convertible debentures were paid in full using the proceeds from divesting of the oilfield service assets.

16. Comparative Figures

Certain figures have been reclassified to conform to the current year's presentation.

17. Events Subsequent to December 31, 2005

(a) Subsequent to December 31, 2005, 113,000 options were exercised for total cash proceeds to the Company of $207,500.

(b) As settlement for the holdback receivable relating to the May 2, 2005 sale of its oilfield service assets, the Company received 54,176 units of Eveready Income Fund on January 27, 2006. These units were recorded at their weighted average trading price of $7.81 per unit. Based on their weighted average trading price as at March 3, 2006, the market value of the units is approximately $6.55 per unit.

MANAGEMENT'S DISCUSSION AND ANALYSIS
MARCH 10, 2006

This Management's Discussion and Analysis ("MD&A") for Diamond Tree Energy Ltd. (the "Company") should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 in the annual report. The reporting currency, unless otherwise indicated, is Canadian dollars. Additional information relating to the Company, including the Company's Annual Information Form ("AIF") is available on SEDAR at www.sedar.com.

Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results could differ materially from those currently anticipated. These risks and uncertainties include, but are not limited to, volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, inherent risks associated in the exploration and development of oil and gas properties, ultimate recoverability of reserves, timing, results and costs of drilling activities and pipeline construction, availability of financing, new regulations and legislation, reinstatement of the Maximum Rate Limitation and availability of capital. Additional risks and uncertainties affecting the Company are contained in the Company's AIF. Forward-looking statements are based on current expectations, estimates and projections of future production and capital spending as at the date of this MD&A and the Company assumes no obligation to update or revise forward-looking statements to reflect new events or circumstances, except as required by law.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOE's may be misleading, particularly if used in isolation. The boe conversion ratio used is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains the terms "cash flow from continuing operations", "cash flow from operations" and "field netback" which are non-GAAP financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Both "cash flow from operations" and "field netback" provide useful information to investors and management since they are an indicator of the Company's ability to fund future capital expenditures, which drives growth, and to repay debt. Cash flow from operations is calculated before changes in non-cash working capital. See "Non-GAAP financial measures" for a reconciliation of cash flow from operations and field netback to net earnings, the most comparable measure calculated in accordance with GAAP. The financial data presented has been prepared in accordance with GAAP. The reporting and the measurement currency is the Canadian dollar unless otherwise indicated.

Overview:

The Company was formed on December 31, 2004 as a result of the reverse takeover by Diamond Tree Resources Limited ("DTRL") of Wise Wood Corporation ("Wise Wood"). For accounting purposes, DTRL was deemed to have acquired Wise Wood and subsequent to the reverse takeover, Wise Wood changed its name to Diamond Tree Energy Ltd. Pursuant to a take over bid circular, Wise Wood acquired all the issued and outstanding shares of DTRL in exchange for four common shares of Wise Wood for each common share of DTRL. The shares of the Company were then consolidated on a 10 for 1 basis.

DTRL was a private company engaged in the business of oil and gas exploration and development while Wise Wood was a TSX Venture Exchange listed public company in the oil field services business. In May 2005, the Company sold its remaining oil field service business assets to an arms length party.

All comparative figures are those of DTRL. Any disclosure of share, option or per share data in the financial statements reflects the post merger share structure.

Consolidated Financial Results:

For the year ended December 31,		**2005**		2004
Revenue, net of royalties	**$**	**37,036,022**	$	14,233,252
Cash flow from continuing operations	**$**	**29,092,830**	$	8,646,137
-per common share – diluted	**$**	**1.36**	$	0.51
Net earnings from continuing operations	**$**	**9,625,417**	$	2,877,740
-per common share – diluted	**$**	**0.45**	$	0.17

Cash flow from continuing operations of $29.1 million ($1.36 per diluted common share) increased 236% from 2004 levels due to higher sales volumes and stronger field netbacks. Higher field netbacks were driven by strong commodity prices and lower per unit operating costs.

2005 net earnings from continuing operations were $9.6 million ($0.45 per diluted common share), up from $2.9 million ($0.17 per diluted common share) in 2004. Stronger 2005 earnings were due to higher cash flow being only partially offset by higher interest, depletion, stock based compensation and future tax expense.

Acquisitions, Dispositions and Discontinued Operations:

On November 17, 2004, DTRL closed the corporate acquisition of Edenshaw Resources Ltd. ("Edenshaw"), a private oil and gas company, for aggregate cash consideration of $5.6 million. The assets of Edenshaw consisted of working interests in lands and wells in the Ferrybank area of Alberta where DTRL already held the majority working interest and acted as operator. As a result of this acquisition, the Company increased its working interests in one of its core areas, Ferrybank, from 80% to 100%.

On December 31, 2004, DTRL closed the corporate acquisition of Wise Wood, at a deemed cost of $2.4 million ($0.175 per common share). This acquisition was effectively a "going public" transaction for DTRL and the combined Company began trading on the TSX Venture Exchange as Diamond Tree Energy on January 11, 2005. In April 2005, the Company graduated to the TSX. DTRL had been a private company engaged in the business of oil and gas exploration and development while Wise Wood was a TSX Venture Exchange listed public company in the oil field services business. After the merger, the Company adopted a plan to divest of Wise Wood's oil field services business. As a result, assets, liabilities, income and expenses related to the oilfield service business have been included in the 2005 financial statements as discontinued operations.

On May 2, 2005 the Company sold its oil field service assets to Eveready Income Fund, a publicly traded entity, for total proceeds of $4.65 million. Proceeds partly consisted of 1.2 million trust units of Eveready Income Fund, which were valued at $3.75 per unit. The Company recognized a $2.5 million loss upon disposal of the oilfield service assets but this was reduced by the $2.0 million gain on the ultimate sale of the trust units. For 2005, the overall loss from discontinued operations, including revenue and expenses from the oil field service business prior to its disposition, was $0.4 million. During 2005, the bank loan, U.S. dollar denominated notes and the secured, convertible debentures were paid in full using the proceeds from divesting of the oilfield service assets. At year end, the only balance sheet item related to discontinued operations was accounts receivable of $0.4 million, which was collected subsequent to year end.

Effective June 30, 2005 and closing September 30, 2005, the Company sold its minor heavy oil interests in Saskatchewan to a private oil and gas company for cash proceeds, net of adjustments, of $296,000.

Results of Operations:

Petroleum and natural gas sales – variance analysis

		Change due to:		
($000's)	**2005**	Pricing	Volume	2004
Natural gas sales	**$29,050**	$9,371	$7,043	$12,636
Crude oil and natural gas liquids sales	**21,581**	6,743	9,355	5,483
Total petroleum and natural gas sales	**$50,631**	$16,114	$16,398	$18,119

Petroleum and natural gas sales for the year ended December 31, 2005 were $50.6 million, $32.5 million above 2004 levels. This positive variance can be attributed equally to stronger commodity prices and higher sales volumes resulting from drilling successes.

Natural gas sales

	2005	2004	% Change
Natural gas price ($/mcf)	**$9.45**	$6.40	48
Natural gas production (mcf/d)	**8,423**	5,406	56

Crude oil and natural gas liquids sales

	2005	2004	% Change
Crude oil and natural gas liquids price ($/bbl)	**$63.36**	$43.57	45
Crude oil and natural gas liquids production (bbl/d)	**933**	345	170

Natural gas volumes grew by 56% to average 8,423 mcf/d while oil volumes increased 170% to average 933 bbl/d for the year. During 2005 the Company drilled 25 (23.1 net) wells, resulting in 16 gas wells, six oil wells and three abandoned wells. Of the 16 gas wells, 10 were on-stream prior to the end of 2005 or early in 2006. Of the six oil wells, four were on-stream prior to the end of 2005 or early in 2006.

In Alberta, AECO gas prices averaged $8.69/mcf (CDN) in 2005, up 32% from 2004 due primarily to stronger North American demand. The Company's 48% increase in its realized gas price exceeded the benchmark due to the relatively higher heating content of its natural gas. The benchmark crude oil price for West Texas Intermediate at Cushing Oklahoma increased 37% from 2004 to average $56.61/bbl (USD) while crude oil prices at Edmonton City Gate increased 31% to $68.99/bbl (CDN). These price increases were due mainly to production woes associated with hurricane activity in the Gulf Coast region as well as ongoing geo-political uncertainty in oil producing regions overseas. 2005 The Company saw a 45% increase in its realized oil and natural gas liquids price, consistent with the benchmark trends.

Royalties, net of ARTC:

	2005		2004	
	$000's	**Rate %**	$000's	Rate %
Natural gas	**$8,147**	**28**	$3,053	24
Crude oil and natural gas liquids	**5,929**	**27**	1,303	24
Alberta royalty tax credit (ARTC)	**(481)**		(470)	
Total royalties, net of ARTC	**$13,595**	**27**	$3,886	21

Royalty rates generally increase as commodity prices increase. During the second half of 2005, Diamond Tree exceeded the threshold for ARTC purposes, causing the effective royalty rate for Crown royalties in excess of $2.0 million to increase. Diamond Tree also pays gross overriding and freehold royalties, primarily on its production at Ferrybank, which causes the effective royalty rate to rise. It is anticipated that production from the Company's new areas will come primarily from Crown lands.

Operating expenses:

	2005		2004	
	$000's	**$/boe**	$000's	$/boe
Operating expenses	**5,026**	**5.89**	4,246	9.34

2005 per-unit operating costs have trended downward from 2004 as fixed operating charges were spread across a larger production base, lower-cost production was brought on-stream and operational efficiencies were realized. Year to date operating costs of $5.89/boe are significantly below previous 2005 full year operating cost guidance of $7.00/boe. 2005 operating expenses include $417,000 of transportation costs.

Field netback:

	2005		2004	
	$000's	**$/boe**	$000's	$/boe
Petroleum and natural gas sales	**$50,631**	**$59.36**	$18,119	$39.85
Royalties, net of ARTC	**(13,595)**	**(15.94)**	(3,886)	(8.55)
Other income	**---**	**---**	2	---
Operating expenses	**(5,026)**	**(5.89)**	(4,246)	(9.34)
Field netback	**$32,010**	**$37.53**	$9,989	$21.96
Volumes (boe/d)		**2,337**		1,246

Field netbacks increased on both a total basis and per-unit basis for the year ended December 31, 2005 due to increased volumes, higher realized commodity prices and lower per-unit operating costs.

General and administrative expenses:

	2005			2004		
	$000's	%	**$/boe**	$000's	%	$/boe
Total	**$2,972**			$1,867		
Recoveries	**(127)**			(60)		
Capitalized	**(695)**	**24%**		(712)	38%	
Net expensed	**2,150**	**76%**	**2.52**	1,095	62%	2.41
		100%			100%	

Diamond Tree's increased activity, administration of a larger capital program and expenditures associated with graduating to the Toronto Stock Exchange generated higher general and administrative expenses but due to a significant year over year increase in production volumes, expenses on a per-unit basis saw only a modest increase.

Interest expense:

Interest expense of $510,000 is comprised of interest on bank loans and interest associated with a capital lease relating to field infrastructure. During the fourth quarter of 2005, interest on bank loans was minimal as a result of the private placement in late September 2005. At the end of 2005, the Company had no amounts drawn against its $24.0 million bank loan, allowing it to use bank borrowings, combined with cash flow from operations, to fund its 2006 capital program.

Depletion, amortization and accretion:

	2005		2004	
	$000's	**$/boe**	$000's	$/boe
Oil and gas	**$12,126**	**$14.21**	$4,326	$9.52
Office furniture and equipment	**14**	**0.02**	6	0.01
Accretion	**101**	**0.12**	50	0.11
Total provision	**$12,241**	**$14.35**	$4,382	$9.64

The depletion, amortization and accretion provision for the year ended December 31, 2005 was $12.2 million, $7.8 million higher than 2004 due to increased production volumes and per-unit depletion rates. Diamond Tree spent approximately $17.6 million on capital expenditures in the fourth quarter and some of the drilling results are not yet reflected in the estimate of total reserves due to ongoing evaluations of new wells. In subsequent quarters, capital expenditures incurred in the fourth quarter may be allocated additional reserves. The fourth quarter depletion rate was also affected by the province-wide rescission of the Maximum Rate Limitation, which is further discussed in the section entitled "Summary of Quarterly Results". The Company's external evaluation engineers have provided year end reserve numbers for 2005.

Taxes:

Diamond Tree's tax horizon depends on factors such as production levels, commodity prices, tax classifications of wells drilled and the nature of capital expenditures throughout the year. Although the Company spent $43.5 million on capital during the year and $17.3 million in the fourth quarter, higher production, strong commodity prices and low operating costs created taxable income in the fourth quarter of 2005. Current income tax expense, including capital taxes, is estimated to be approximately $0.2 million. A summary of estimated tax pools at December 31, 2005 as well as reconciliation between the expected tax rate and the actual tax rate is provided in Note 8 of the audited consolidated financial statements.

Use of proceeds of private placement:

On September 29, 2005, Diamond Tree closed a private placement of 3.5 million common shares at $5.10 per share for approximate net proceeds of $16.8 million. Proceeds from the private placement were to be used to facilitate the expansion and acceleration of the Company's operations through acquisition, exploration and development drilling. The following table shows the use of proceeds.

	$ millions
Proceeds, net of share issue costs	$16.8
Extinguish outstanding bank loan	(12.4)
Partially fund fourth quarter capital of $17.3 million	(4.4)

Repayment of outstanding bank debt will allow the Company to use bank borrowings, combined with cash flow from operations, to fund its 2006 capital program.

Liquidity and Capital Resources:

Cash flow:

The Company believes that its existing credit facilities and expected cash flow from operations will be sufficient to fund its planned capital investment program and enable it to meet all current and expected financial requirements. Other than the items noted in the "Commitments" section of this MD&A, capital spending is discretionary. Refer to the "Outlook" section for a discussion of the Company's future plans.

Cash flow from continuing operations for 2005 was $29.1 million or $1.36 per diluted share. This compares favorably to $8.6 million or $0.51 per diluted share in 2004. This 236% increase from 2004 is due to higher sales volumes and stronger field netbacks. Higher field netbacks were driven by strong commodity prices and lower per unit operating costs.

The following table summarizes cash flow from continuing operations per unit of production:

	2005		2004	
	$000's	**$/boe**	$000's	$/boe
Field netback	**$32,010**	**$37.53**	$9,989	$21.96
General and administrative expenses (1)	**(2,229)**	**(2.61)**	(1,094)	(2.41)
Interest expense	**(510)**	**(0.60)**	(245)	(0.53)
Current taxes	**(178)**	**(0.21)**	(4)	(0.01)
Cash flow from continuing operations	**$29,093**	**$34.11**	$8,646	$19.01

(1) 2005 G&A includes stock based compensation of $79,000.

Bank loan:

At December 31, 2005 the Company had no bank debt, a $24.0 million revolving operating loan facility available with a Canadian chartered bank and cash on hand. At the end of the third quarter, net proceeds from the private placement were applied to pay off the outstanding loan balance. Drawings on the loan facility bear interest at the bank's prime rate plus 0.25%. The next annual review date has been scheduled for April 30, 2006 at which time the externally prepared reserve report effective December 31, 2005 will determine the basis for any changes to this facility. Security for this facility is by way of a general security agreement providing a security interest over all present and after acquired personal property and a floating charge on all lands. At December 31, 2005 there were no covenant violations.

Working capital:

At December 31, 2005, the Company had a working capital deficit of $5.8 million primarily due to its busy fourth quarter capital program. The combination of un-drawn credit facilities and cash on hand is sufficient to cover this working capital deficit.

Equity:

During 2005, the Company raised net proceeds of $16.8 million through private placements. On September 29, 2005, the Company closed a private placement resulting in the issuance of 3.5 million common shares at $5.10 per share of which 22,000 shares were issued to directors, officers and employees. On November 10, 2005, the Company closed a private placement to an employee resulting in the issuance of 9,400 common shares at $5.35 per share. During 2005, option exercises provided cash of $358,000.

At December 31, 2005 the Company had 22,495,198 common shares issued and outstanding. At March 10, 2006, the Company had 22,608,198 common shares, 2,173,000 options and 2,500,000 performance warrants outstanding.

Capital expenditures:

Exploration and development spending during the 2005 is as follows:

$ millions	**Full Year 2005**	Oct-Dec 2005	Jul-Sep 2005	Apr - Jun 2005	Jan - Mar 2005
Land and property acquisitions	**7.3**	1.8	2.5	1.1	1.9
Dispositions	**(0.3)**	0.0	(0.3)	0.0	0.0
Seismic and geological and geophysical	**0.8**	0.5	0.1	0.1	0.1
Intangible drilling, completions and re-completions	**27.3**	12.7	10.1	4.1	0.4
Well equipment and facilities	**6.5**	1.9	1.4	1.4	1.8
Capitalized general and administrative expense	**0.7**	0.4	0.1	0.1	0.1
Capital expenditures before capital lease	**42.3**	17.3	13.9	6.8	4.3
Capital lease for field compression	**1.2**	-	-	-	1.2

Capital expenditures after capital lease	**43.5**	17.3	13.9	6.8	5.5

Drilling, completion and tie-in activity accounted for 80% of yearly capital expenditures. During 2005 the Company drilled 25 (23.1 net) wells, resulting in 16 gas wells, six oil wells and three abandoned wells. Of the 16 gas wells drilled, 10 were on-stream prior to year end or early in 2006. Of the six oil wells drilled, four were on-stream prior to year end or early in 2006. Other capital spending activity was focused on completing tie-in operations for the wells drilled at the end of 2004 and installing infrastructure to de-bottleneck production.

During 2005, the Company acquired 22,400 acres through land sales in both its west central core area as well as new areas further west of the fifth meridian. The Company announced two farm-ins in 2005 -- one in the Peace River Arch area of Alberta on July 25 and one in the Tupper/Cutbank area of northeast B.C. on December 12. Diamond Tree continues to acquire landholdings on prospects in various stages of development to add to its 2006 drilling schedule. The Peace River Arch area has seen increased activity, resulting in a competitive environment for land and services in this prolific area.

Goodwill:

At December 31, 2005 the Company had goodwill of $246,515 recorded on its consolidated balance sheet as a result of the acquisition of Edenshaw. Refer to the "Acquisitions and Dispositions" section of this MD&A. Goodwill is not amortized but tested for impairment at least on an annual basis, at which time any identified impairment would be charged to income. At December 31, 2005, there was no impairment related to goodwill.

Commitments:

At December 31, 2005 the Company has committed to future payments as follows:

	Total	Less than 1 year	1 – 3 years	After 3 years
Operating leases (CDN$) – note (i)	253,250	253,250	---	---
Capital lease obligations – note (ii)	981,669	267,248	714,421	---
Farm-in commitment (CDN$) – note (iii)	4,500,000	4,500,000	---	---
Total contractual obligations	5,734,919	5,020,498	714,421	---

(i) This is comprised of office and equipment leases.

(ii) This is a lease for field compression facilities which is a capital lease for accounting purposes.

(iii) On December 12, 2005, the Company announced the signing of a farm-in agreement with a four well commitment. On February 3, 2006, the Company entered into an agreement to acquire additional seismic data over the farm-in area. Estimated committed drilling and seismic costs relating to this farm-in over the next twelve months total $4.5 million.

Critical Accounting Estimates:

The preparation of financial statements that conform with Canadian GAAP requires management to make the following estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

<u>Full Cost Accounting</u> – The Company follows the full cost method of accounting. All costs for exploration and development of reserves are capitalized in a country by country cost centre; the costs are then depleted on the unit of production method based on estimated proved reserves. The estimation of reserves is subject to a number of risks and uncertainties as described below. The capitalized costs can not exceed a ceiling amount. If the capitalized costs are determined to be in excess of this reserve-based ceiling amount, the excess is written off. The financial statement line items affected by this accounting estimate are property and equipment on the balance sheet (through the provision for accumulated depletion and amortization) and depletion, amortization and accretion on the income statement. Accordingly, changes to this accounting

estimate can have a significant impact on total assets and net income but no direct cash flow impact. In compliance with accounting standards, the reserve-based ceiling amount is an estimate that is revisited, and possibly adjusted, at each balance sheet date, to coincide with changes to the latest reserve estimate. An alternative method of accounting for oil and natural gas operations is the successful efforts method. Under this method the cost centre is defined to be a property rather than a country cost centre and exploratory dry holes and geological and geophysical costs are charged to earnings when incurred.

Reserves – The Company engages independent qualified reserve evaluators to evaluate its reserves each year. Reserve determinations involve forecasts based on property performance, future prices, future production and costs, and the timing of expenditures; all these are subject to uncertainty. The financial statement line items affected by this accounting estimate are property and equipment on the balance sheet (through the provision for accumulated depletion and amortization) and depletion, amortization and accretion on the income statement. Accordingly, changes to this accounting estimate can have a significant impact on total assets and net income but no direct cash flow impact. Reserves at the end of each year are based on a report obtained from qualified reserve evaluators. This estimate of reserves will change from one year to the next, thus causing changes in current year amounts booked to the balance sheet and income statement. Reserve revisions can change reported depletion and depreciation and earnings; downward revisions could result in a ceiling test writedown. Refer to the Company's AIF to see a reconciliation of the year over year changes in reserves.

Asset Retirement Obligation – The Company provides for the estimated abandonment costs using a fair value method based on cost estimates determined under current legislative requirements and industry practice. The amount of the liability is affected by the estimated cost per well, the timing of the expenditures and the discount factor used. The financial statement line items affected by this accounting estimate are property and equipment on the balance sheet (through the inclusion of an asset retirement cost), asset retirement obligation on the balance sheet and depletion, amortization and accretion on the income statement. Accordingly, changes to this accounting estimate can have a significant impact on total assets, total liabilities and net income but no direct cash flow impact. Total future asset retirement obligations are estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, before deduction of salvage values, and the estimated timing of the costs to be incurred in future periods. To assist in estimating salvage values and timing of abandonment costs, management uses the estimates and assumptions found in the reserve report obtained from qualified reserve evaluators. This reserve report will change from one year to the next, thus causing changes in current year amounts booked to the balance sheet and income statement.

Stock based Compensation – The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which were fully tradable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and performance incentive warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty. The financial statement line items affected by this accounting estimate are contributed surplus on the balance sheet and stock based compensation on the income statement. Accordingly, changes to this accounting estimate can have a significant impact on shareholders equity and net income but no direct cash flow impact. Assumptions used in the Black – Scholes option pricing model such as stock volatility, interest rates and expected life of the option change based on trading behavior of the Company's stock as well as overall economic conditions. Increased stock volatility results in higher compensation cost for new stock issuances, leading to lower net income.

Risk Management:

Crude oil and natural gas operations involve certain risks and uncertainties. These risks include, but are not limited to, operational, safety and environmental, credit, interest rate, foreign exchange rate and commodity price risk. For a more detailed description of the risks and uncertainties faced by the Company, refer to the Company's AIF.

Operational risks are managed through engaging competent field personnel and a comprehensive insurance program designed to protect the Company from significant losses arising from risk exposures.

Safety and environmental risks are addressed by compliance, in all material respects, with government regulations as well as adoption and compliance of the Company's safety and environmental standards policy.

Substantially all the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks with such exposure being within acceptable levels. At December 31, 2005, 82% (2004 – 74%) of the Company's accounts receivable were from one customer and related to one month of production revenue.

The Company is exposed to fluctuations in interest rates with respect to its bank borrowings but as at December 31, 2005 had no amounts borrowed against such facilities.

The Company is exposed to foreign-currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

Risks associated with commodity prices, interest and exchange rates are generally beyond the control of the Company; however, various hedging products may be considered to reduce the volatility in these areas. The Company has no hedging contracts or fixed-price physical contracts in place at this time.

Summary of Quarterly Results:

The following table highlights the Company's quarter over quarter growth. Financial data has been prepared in accordance with GAAP and amounts shown are in Canadian dollars. Information for quarters prior to September 30, 2004 is not available since DTRL was not a reporting issuer during 2004 and did not prepare quarterly financial information.

($000s except per share and boe amounts)	**2005 Q4**	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3
Production (boe/d)	**2,992**	2,565	1,859	1,917	1,366	1,077
Revenue	**19,153**	15,057	8,384	8,036	5,412	4,044
Revenue ($/boe)	**69.58**	63.82	49.55	46.57	43.06	40.82
Cash flow from continuing operations	**11,083**	8,992	5,056	3,962	2,684	1,627
Cash flow from continuing operations - per share basic	**$0.53**	$0.48	$0.28	$0.21	$0.16	$0.10
Cash flow from continuing operations - per share diluted	**$0.47**	$0.44	$0.25	$0.20	$0.15	$0.10
Net earnings from continuing operations	**3,352**	3,540	1,756	977	611	295
Net earnings (loss)	**5,549**	3,522	1,385	(1,204)	611	295
Net earnings from continuing operations – per share basic / diluted	**$0.16** **$0.14**	$0.19 $0.17	$0.10 $0.09	$0.05	$0.04	$0.02
Net earnings (loss) – per share basic / diluted	**$0.28** **$0.25**	$0.19 $0.17	$0.07	($0.06)	$0.04	$0.02

During the fourth quarter of 2005, production increased due to new wells being brought on stream as well as the relaxation of the Maximum Rate Limitation ("MRL") by the Alberta Energy and Utilities Board ("EUB"). For the last four months of 2005, the MRL had been rescinded province-wide in an effort to help alleviate North American production woes associated with hurricanes in the Gulf Coast. During this period, the MRL relaxation allowed Diamond Tree to produce its Niton field at an increased rate of approximately 1,400 boe/d. On January 1, 2006, the EUB reinstated the MRL and production from the Niton area has been restricted to approximately 385 boe/d. An application for Good Production Practice has been withdrawn by the Company, pending further development of the pool and waterflood studies.

Higher production combined with stronger commodity prices helped fourth quarter cash flow from continuing operations exceed third quarter levels by $2.1 million. In addition to quarter over quarter growth in production and stronger commodity prices, downward trending operating costs have also contributed to stronger cash flow from continuing operations.

Fourth quarter net income from continuing operations came in slightly lower than third quarter levels as strong fourth quarter cash flow was offset by higher non-cash stock based compensation and depletion and depreciation expense. Although accelerated production from the Niton field due to the rescission of the MRL served to increase the depletion rate, the non-cash cost of a higher depletion rate is more than offset by the benefit of generating higher production from this field during the fourth quarter when commodity prices were strong. Year end reserve numbers have been provided by the Company's external evaluation engineers with some drilling results not yet reflected in the estimate of total reserves due to ongoing evaluations of new wells. In subsequent quarters, capital expenditures incurred in the fourth quarter of 2005 may be allocated additional reserves.

Selected Annual Information:

The following financial data has been prepared in accordance with GAAP for each of the three most recently completed financial years. Amounts are in Canadian dollars.

Year ended December 31,	**2005**	2004	2003
(000's except per share amounts and production)			
Production – boe/d	**2,337**	1,246	656
Revenue	**$50,631**	$18,119	$8,841
Net earnings from continuing operations	**9,625**	2,878	842
per share - basic	**$0.50**	$0.18	$0.05
per share - diluted	**$0.45**	$0.17	$0.05
Net earnings	**9,251**	2,878	842
per share - basic	**$0.48**	$0.18	$0.05
per share - diluted	**$0.43**	$0.17	$0.05
Total assets	**75,142**	46,653	19,988
Total long-term liabilities	**14,608**	10,556	3,632
Shareholders' equity	**46,286**	17,557	9,604
Cash dividends declared	nil	nil	Nil

Over the last three years, the Company's average daily production has grown primarily through increased drilling activity. Growth in production, combined with stronger year over year commodity prices, has led to higher revenue and net income. During 2005, the Company had discontinued operations relating to the December 31, 2004 reverse takeover of Wise Wood. These assets were disposed of on May 2 and the Company incurred a loss from discontinued operations of $0.4 million during 2005.

Outlook:

Certain information contained in this section constitutes "forward looking statements". Refer to the introduction of this MD&A. As outlined in its November 21, 2005 press release, Diamond Tree's Board of Directors has approved a $50 million capital expenditure budget for 2006, with $41 million directed towards drilling, completing and equipping activities and $9 million towards land and seismic acquisition. In part, the Company's 2006 capital program is designed to increase its inventory of undeveloped land. Diamond Tree expects to drill at least 30 net wells in 2006, consisting of five shallow wells, 15 medium wells and 10 deep wells. The Company anticipates funding 2006 budgeted capital expenditures through internally generated cash flow from operations and bank debt. These estimates do not include the effect of any property acquisitions that may occur.

Diamond Tree currently has two drilling rigs and one service rig operating in the field. To date in 2006, the Company has drilled and cased seven wells which are in various stages of completion. The Company expects to drill three more wells prior to spring break-up. Diamond Tree has experienced marked delays in the field as a result of weather or access to equipment and services, especially regarding the equipping and tie-in of wells drilled late in 2005 and early in 2006. Pipeline tie-ins and facility construction are underway in the Niton, Woodland, Garrington, Minnehik, Crossfield, Gold Creek and Karr areas. Production is expected to be in the 2,500 to 2,600 boe/d range in early April with an additional 750 boe/d of behind pipe production. Due to the above noted delays and the onset of the spring break-up period, Diamond Tree is reducing its previously disclosed guidance regarding 2006 average yearly production from 3,500 boe/d to 3,000 boe/d. 2006 guidance pertaining to estimated exit rate production of 4,500 boe/d, total capital spending and the number of wells expected to be drilled remains unchanged. Diamond Tree continues to acquire landholdings on prospects in various stages of development to add to its 2006 drilling schedule.

Sensitivities:

The Company's results and ability to generate sufficient amounts of cash to fund ongoing operations are affected by external market factors such as fluctuations in the prices of crude oil and natural gas as well as movements in foreign-exchange rates. Changes in production can also affect cash flow. Sensitivities to these factors are summarized below:

	2006 impact on ➔	Cash flow from continuing operations ($000's)	Cash flow from continuing operations / share[1]
Gas price	+ CDN $0.50/mcf	$1,278	$0.06
Oil price	+ USD $1.00/bbl	$223	$0.01
Gas prod	+1000 mcf/d	$1,240	$0.06
Oil prod	+100 bbls/d	$844	$0.04
Currency	+CDN $0.01	$102	$0.005

(1) Per share figures are based on 22,495,198 basic shares outstanding as at December 31, 2005.

Non-GAAP financial measures:

The following table reconciles the non-GAAP financial measures "cash flow from continuing operations", "cash flow from operations" and "field netback" to "net earnings from continuing operations", the most comparable measure calculated in accordance with GAAP:

	Q4/2005	Q3/2005	Q2/2005	Q1/2005	Q4 / 2004	Q3 / 2004
Net earnings from continuing operations	**$3,351,798**	$3,540,312	$1,756,117	$977,189	$610,986	$295,234
Add back items not involving cash:						
Depletion, amortization and accretion	**4,840,041**	3,078,807	2,082,584	2,239,935	1,361,045	1,249,752
Future income taxes	**1,584,877**	2,086,000	1,041,000	573,000	152,190	82,479
Stock based compensation	**1,306,481**	286,576	175,870	172,242	559,481	-
Cash flow from continuing operations	**$11,083,197**	$8,991,695	$5,055,571	$3,962,366	$2,683,702	$1,627,465
Cash flow from discontinued operations	**332,279**	(18,653)	(59,053)	(47,605)	-	-
Cash flow from operations	**$11,415,476**	$8,973,042	$4,996,518	$3,914,761	$2,683,702	$1,627,465
Add back items not directly related to field operations:						
Other income	**52,378**	(778)	(51,600)	-	-	-
Discontinued operations cash flow	**(332,279)**	18,653	59,053	47,605	-	-
General and administrative expense [(1)]	**908,698**	427,407	322,123	571,261	472,526	222,916
Interest	**52,550**	173,238	153,606	130,540	86,872	44,749
Current taxes	**153,700**	-	(23,550)	48,000	-	-
Field netback	**$12,250,523**	$9,591,562	$5,456,150	$4,712,167	$3,243,100	$1,895,130

[(1)] Q4/2005 figure includes stock based compensation expense of $79,000.

Conclusions regarding the effectiveness of disclosure controls and procedures:

Effective for the year end 2005, securities regulations state that the Company is to evaluate the effectiveness of its disclosure controls and procedures over financial reporting and disclose in its MD&A the conclusions of such evaluation.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company's management, including the CEO and CFO as appropriate, to allow timely decisions regarding required disclosure.

Based on the evaluation conducted, the CEO and CFO concluded that the design and operation of disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the organization.

EXHIBIT 2.3

Diamond Tree Energy Ltd.
Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

Contents

Auditors' Report

To the Shareholders of
Diamond Tree Energy Ltd.

We have audited the consolidated balance sheets of Diamond Tree Energy Ltd. as at December 31, 2004 and 2003 and the statements of income and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
March 2, 2005

DIAMOND TREE ENERGY LTD.

Consolidated Balance Sheets

As at December 31,		2004		2003 (restated Note 3)
Assets				
Current assets:				
Cash and short-term deposits	$	2,027,065	$	---
Accounts receivable		2,986,268		2,137,483
Prepaid expenses		137,295		27,056
Current assets of discontinued operations (note 17)		1,153,209		---
		6,303,837		2,164,539
Property and equipment (note 5)		33,756,420		17,823,046
Non-current assets of discontinued operations (note 17)		6,345,805		---
Goodwill (note 4)		246,515		---
	$	46,652,577	$	19,987,585
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	6,317,676	$	3,252,364
Bank loans (note 6)		10,501,424		3,483,198
Income taxes payable (note 4)		91,459		16,020
Notes payable – discontinued operations (note 10)		469,599		---
Current liabilities of discontinued operations (note 17)		1,159,562		---
		18,539,720		6,751,582
Convertible debentures – discontinued operations (note 9)		3,000,000		---
Asset retirement obligation (note 7)		956,059		511,076
Future income taxes (note 8)		6,600,000		3,121,000
Shareholders' equity:				
Share capital (note 11(b))		14,545,470		9,379,820
Share purchase loan (note 12)		(650,000)		---
Contributed surplus (note 13)		559,481		---
Retained earnings		3,101,847		224,107
		17,556,798		9,603,927
Commitments (note 14)				
Subsequent events (note 19)				
	$	46,652,577	$	19,987,585

See accompanying notes to the consolidated financial statements

Approved by the Board:

(signed) "Don D. Copeland"

Don D. Copeland
Director

(signed) "Howard Dixon"

Howard Dixon
Director

DIAMOND TREE ENERGY LTD.

Consolidated Statements of Income and Retained Earnings

For the year ended December 31,		2004		2003 (restated Note 3)
Revenue:				
Petroleum and natural gas sales	$	18,119,240	$	8,841,319
Royalties, net of ARTC		(3,885,988)		(1,809,781)
Other		1,955		---
		14,235,207		7,031,538
Expenses:				
Operating		4,245,777		2,592,437
General and administrative		1,094,809		946,448
Stock based compensation		559,481		---
Interest		244,513		35,768
Depletion, amortization and accretion		4,382,247		2,049,881
		10,526,827		5,624,534
Earnings before income taxes		3,708,380		1,407,004
Income taxes (note 8):				
Current		3,971		13,000
Future		826,669		552,000
		830,640		565,000
Net earnings		2,877,740		842,004
Retained earnings (deficit) beginning of year (note 3)		224,107		(617,897)
Retained earnings end of year	$	3,101,847	$	224,107
Earnings per share – basic		$0.18		$0.05
-- diluted		$0.17		$0.05
Weighted average shares outstanding				
Basic		16,168,115		16,120,000
Diluted		16,828,115		16,820,000

Prior year shares outstanding have been restated to reflect the post business combination share structure.

See accompanying notes to the consolidated financial statements

DIAMOND TREE ENERGY LTD.

Consolidated Statements of Cash Flows

For the year ended December 31,		2004		2003 (restated Note 3)
Cash provided by (used in):				
Operating:				
Net earnings	$	2,877,740	$	842,004
Items not involving cash:				
Depletion, amortization and accretion		4,382,247		2,049,881
Future income taxes		826,669		552,000
Stock based compensation		559,481		---
		8,646,137		3,443,885
Change in non-cash operating working capital (note 16)		995,568		(822,699)
Abandonments incurred during the year		(82,519)		---
		9,559,186		2,621,186
Investing:				
Exploration and development of properties		(13,001,811)		(9,988,489)
Acquisitions (note 4)		(4,884,696)		---
Change in non-cash investing working capital (note 16)		1,186,158		1,607,176
		(16,700,348)		(8,381,313)
Financing:				
Issuance of common shares, net of share purchase loan		2,150,000		
Bank loan		7,018,226		3,483,198
		9,168,226		3,483,198
Change in cash		2,027,065		(2,276,929)
Cash, beginning of year		---		2,276,929
Cash, end of year	$	2,027,065	$	---

See accompanying notes to the consolidated financial statements

1. Acquisition of Diamond Tree Energy Ltd.

Diamond Tree Energy Ltd. (the "Company") was formed on December 31, 2004 as a result of the merger of Wise Wood Corporation ("Wise Wood") and Diamond Tree Resources Limited ("DTRL"). Subsequent to the merger, Wise Wood changed its name to Diamond Tree Energy Ltd. DTRL was engaged in oil and gas exploration and development in Alberta. Wise Wood was an oil field services company with its principal asset being a 50% interest in a joint venture with Innovative Coke Expulsion Inc. ("ICE") which was engaged in the business of cleaning pipelines, refinery piping and tubing. Following the merger, the Company plans to divest its oil field services assets and focus on the business of oil and gas exploration and development. Pursuant to a take over bid circular, Wise Wood, a TSX Venture Exchange listed public company, acquired all the issued and outstanding shares of DTRL, a private company incorporated in Alberta on April 9, 2001, in exchange for four common shares of Wise Wood for each common share of DTRL. Upon completion of the transaction, the shares of the Company were consolidated on a 10 for 1 basis. The merger was accounted for as a reverse takeover, as the existing DTRL management formed the management of the Company and the former DTRL shareholders controlled approximately 92 percent of the outstanding shares after the merger. As a result, DTRL is deemed to have acquired Wise Wood. The consolidated financial statements of the Company for the year ended December 31, 2003 include the operating results of DTRL prior to the merger and the results of the merged company thereafter. All comparative figures are those of DTRL. Any disclosure of share, option or per share data in the financial statements reflects the post merger share structure.

DTRL is deemed to have acquired all of the outstanding shares of Wise Wood on December 31, 2004. The 13,518,000 shares of Wise Wood that were outstanding prior to the merger and share consolidation were recorded at approximately \$2.4 million, or \$0.175 per share. This transaction exchange value is based on the Wise Wood trading value for the five days prior to the announcement less an assumed 3% discount for brokerage fees which would have been incurred had there been a public offering. In addition, costs of approximately \$0.45 million to the acquisition were recorded.

Allocation of purchase price:		
Wise Wood net assets acquired and liabilities assumed		
Current assets of $1,153,209 comprised of:		
Accounts receivable	$	481,099
Share of amount due from joint venture		201,274
Inventory		283,779
Prepaid expenses		187,057
Oilfield service assets		6,345,805
Current liabilities of $1,159,562 comprised of:		
Accounts payable and accrued liabilities		(487,176)
Bank loans		(672,386)
Notes payable		(469,599)
Convertible debentures		(3,000,000)
Future income taxes		(50,512)
	$	2,819,341

1. Acquisition of Diamond Tree Energy Ltd. - continued

Consideration comprised of:		
Issuance of shares	$	2,365,650
Transaction costs		453,691
	$	2,819,341

2. Significant Accounting Policies

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Edenshaw Resources Ltd. and DTRL.

(b) Property and equipment and depletion and amortization:

The Company follows the full cost method of accounting for its petroleum and natural gas properties. All costs relating to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement costs, are capitalized into cost centers. Such costs include land acquisition costs, geological and geophysical costs, lease rentals on undeveloped properties, costs of drilling of both productive and non-productive wells, related plant and production equipment costs and overhead costs which are directly attributable to acquisition, exploration and development activities. Dispositions of petroleum and natural gas properties are applied against capitalized costs, with gains or losses not ordinarily recognized unless such a sale would result in a greater than 20 percent change in the depletion and amortization rate.

Capitalized costs, excluding costs relating to unproved properties, are depleted and amortized using the unit-of-production method, based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. Petroleum and natural gas reserves are converted to a common unit of measure on the basis of six thousand cubic feet to one barrel of oil equivalent based on energy equivalency.

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

2. Significant Accounting Policies - continued

Oil and gas assets are evaluated in each reporting period to determine that their net book value is recoverable and does not exceed their fair value. The net book value is assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the net book value of the oil and gas assets. If the net book value of the oil and gas assets is assessed not to be recoverable, an impairment loss is recognized. The impairment loss is estimated as the amount by which the net book value of assets exceeds the sum of the fair value of proved and probable reserves and the cost (less any impairment) of unproved properties that have been subject to a separate test for impairment and contain no probable reserves. Fair value of proved and probable reserves is based on expected future net revenues (based on future product prices and costs) discounted at risk-free rates, without giving effect to abandonment, taxes or financing costs.

Other equipment is recorded at cost and amortized on a straight line basis at a rate of 20 percent.

(c) Inventory:

Inventory is recorded at the lower of average cost and estimated net realizable value and consists of oilfield service related assets acquired upon the acquisition of Wise Wood.

(d) Interest in joint ventures:

The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(e) Asset retirement obligations:

Asset retirement obligations ("ARO") associated with site restoration and abandonment of tangible long-lived assets are initially measured at fair value by estimating the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value of the ARO is recorded in the financial statements as a liability, equal to the present value of expected future cash outflows, with a corresponding increase in the carrying amount of the related asset. Subsequent to initial measurement, the effect of the passage of time on the ARO (accretion expense) and the amortization of the asset retirement cost are charged to earnings in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

(f) Flow-through shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions when the expenditures are renounced.

2. Significant Accounting Policies - continued

(g) Measurement uncertainty:

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant.

(h) Revenue recognition:

Revenues associated with the sales of natural gas, natural gas liquids and crude oil are recognized when title passes to customers.

(i) Financial instruments:

The Company carries a number of financial instruments, including cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, notes payable and convertible debentures. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

For any derivative financial instruments used to hedge exposure to commodity price and foreign exchange fluctuations, the Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedge transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. The Company does not use derivative financial instruments for trading purposes. Any gains or losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized. In the case where it is determined that the derivative financial instrument is no longer an effective hedge, gains or losses would be recognized in the period and the financial instrument would be "marked to market" for the remaining contract term.

2. Significant Accounting Policies - continued

(j) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Future income tax assets or liabilities are adjusted to reflect substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Per share amounts:

Earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if options and performance incentive warrants to purchase common shares were exercised and other convertible instruments were converted. The Company uses the treasury stock method to determine the dilutive effect of stock options, performance incentive warrants and convertible debentures.

(l) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Goodwill is stated at cost less impairment and is not amortized. The goodwill balance is assessed for impairment annually at year-end or more frequently if events or changes in circumstances indicate that the asset may be impaired. The test for impairment is conducted by the comparison of the book value to the fair value of the entity. If the fair value is less than the book value, impairment is deemed to have occurred. The extent of the impairment is measured by allocation of the fair value of the entity to the identifiable assets and liabilities at their fair values. Any remainder of this allocation is the implied value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

2. Significant Accounting Policies – continued

(m) Stock based compensation:

The Company has a stock based compensation plan as described in Note 11. All stock based payments, including stock options and performance warrants, are measured using the fair value method of accounting. For stock options granted, the fair value is measured at the grant date and compensation expense is recognized in the financial statements over the vesting period of the awards with a corresponding increase in contributed surplus. With respect to the performance warrants, compensation expense is recognized over the life of the awards due to the contingent nature of their vesting. When the performance warrants vest, additional compensation expense is recognized to the extent of the fair value of the vested portion of the performance incentive rights. Fair values are determined using the Black – Scholes option pricing model. Consideration received upon the exercise of stock options or performance warrants, together with the related amount of non-cash compensation cost recognized in contributed surplus, is recorded as an increase in share capital.

(n) Cash and short-term deposits:

Cash and short-term deposits consist of cash on hand and cash held in trust with the Company's legal counsel related to the closing of the December 31, 2004 private placement referred to in Note 11(b).

3. Changes in Accounting Policies

(a) Hedging

Effective January 1, 2004, the Company adopted the new Canadian accounting guideline relating to hedging relationships. Refer to Note 2(i). The Company had no hedging contracts at December 31, 2004 and 2003.

(b) Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations. Refer to Note 2(e). Prior to January 1, 2004, an estimate of future abandonment and restoration costs was provided for using the unit of production method over estimated gross proved reserves. As at January 1, 2004, the undiscounted amount of expected cash flows required to settle the asset retirement obligations was estimated at $1,170,000. The Company accrued a liability of $403,076 for a total asset retirement obligation at January 1, 2004 of $511,076 of which $399,518 was capitalized to oil and gas properties and $3,558 was adjusted to opening retained earnings. The liability for the expected cash flows is discounted at 9% and the expected settlement dates of the asset retirement obligations are from 2011 to 2014.

3. Changes in Accounting Policies – continued

The adjustment required to the December 31, 2003 consolidated balance sheet to implement this change in accounting policy is as follows:

	Previous	Adjustments	As restated
Property and equipment	$17,423,528	$ 399,518	$17,823,046
Asset retirement obligation	-	511,076	511,076
Accretion expense	-	42,200	42,200
Depletion and amortization	2,055,281	(47,600)	2,007,681
Deficit, beginning of year	(608,939)	(8,958)	(617,897)
Retained earnings (deficit), end of year	227,665	(3,558)	224,107

(c) Property and equipment:

Effective January 1, 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting – Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Refer to Note 2(b) which describes the new methodology for the ceiling test calculation. Prior to January 1, 2004, an impairment loss was recognized when the carrying amount of a cost centre exceeded its recoverable amount. The recoverable amount was the sum of the undiscounted cash flows expected from the production of proved reserves plus the lower of cost or market of unproved interests less estimated future costs for general and administrative expenses, carrying costs, taxes, financing and site restoration. The cash flows were estimated using period end prices and costs. The adoption of AcG-16 had no effect on the Company's financial results.

(d) Stock based compensation:

Effective January 1, 2003, the Company adopted on a prospective basis, without restatement of prior years, the amended CICA handbook section 3870 dealing with "Stock based compensation and other stock based payments." Refer to Note 2(m). No compensation expense has been booked, as no options or performance incentive rights were issued in 2003.

(e) Transportation costs:

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation charges as a component of operating expense on the consolidated statement of income. Effective January 1, 2003, the Company has recorded revenue gross of transportation charges and has recorded transportation charges as an operating expense on the consolidated statement of income. This adjustment has no impact on net earnings, per common share calculations, or cash flow for the Company.

4. Acquisition of Edenshaw Resources Ltd.

On November 17, 2004, DTRL acquired all of the outstanding shares of Edenshaw Resources Ltd. ("Edenshaw"), a private oil and gas company, for aggregate cash consideration of $5.6 million. The acquisition has been accounted for as a purchase as follows:

Allocation of purchase price:		
Edenshaw net assets acquired and liabilities assumed		
Current assets	$	864,142
Petroleum and natural gas properties		7,240,000
Goodwill		246,515
Current liabilities – income taxes payable		(91,459)
Future income taxes		(2,601,819)
Asset retirement obligations		(10,000)
	$	5,647,379

Cash consideration comprised of:		
Net assets and liabilities assumed	$	5,211,412
Transaction costs		435,967
	$	5,647,379

5. Property and Equipment

		2004		2003
Petroleum and natural gas properties	$	39,425,059	$	19,660,039
Asset retirement cost		942,318		464,406
Other		42,388		19,288
		40,409,765		20,143,733
Accumulated depletion and amortization		(6,653,345)		(2,320,687)
	$	33,756,420	$	17,823,046

During the year ended December 31, 2004, $711,000 (2003 - $665,000) of general and administrative costs related to exploration and development activity were capitalized.

At December 31, 2004, the depletion calculation excluded unproved properties of $3,184,000 (2003 - $3,604,000). Future development costs of proved undeveloped reserves of $3,358,000 (2003 - $nil) were included in the depletion and amortization calculations.

5. Property and Equipment – continued

The Company performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	AECO Gas ($Cdn/mcf)
2005	42.00	0.80	7.00
2006	40.80	0.80	6.90
2007	39.55	0.80	6.90
2008	38.20	0.80	6.50
2009	36.80	0.80	6.25
2010	35.35	0.80	5.90
Escalate thereafter 2.0% per year		0.80	

The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at December 31, 2004.

6. Bank Loans

At December 31, 2004 DTRL had available a $10.6 million (2003 - $6.0 million) revolving, reducing, demand loan with a Canadian chartered bank. At December 31, 2004 drawings against this loan were $10.5 million (2003 - $3.4 million) and the Company held cash of $2.0 million (2003 – nil). The loan bears interest at the bank's prime rate plus 0.5 percent and the available amount reduces by $650,000 per month commencing on January 31, 2005. The Company also had available an $8.0 million non-revolving acquisition and development demand loan at the same bank with interest payable at the bank's prime rate plus 0.75 percent, against which no amounts were drawn at December 31, 2004. Both of the facilities have a 0.125 percent standby fee on the undrawn portion of the credit facilities and an annual review scheduled for April 30, 2005. The non-revolving acquisition and development demand loan is also subject to drawdown fees ranging from 0.25 percent to 0.375 percent. DTRL also has obtained a $2.6 million treasury risk line for interest rate, foreign exchange and commodity price risk management, against which no amounts were drawn at December 31, 2004 and 2003. These facilities are secured by a floating charge debenture over all of the assets of DTRL and a general assignment of book debts. At December 31, 2004 there were no covenant violations.

7. Asset Retirement Obligation

Total future asset retirement obligations were estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $1.0 million at December 31, 2004, based on a total future liability of $1.7 million. These payments are expected to be made over the next 11 next years. The Company used a credit adjusted risk-free rate of nine percent and an inflation rate of 2.0 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Company's total asset retirement obligation:

ARO, December 31, 2003	$	511,076
Increase in liabilities		467,913
Settlement of liabilities		(82,519)
Acquisition of liabilities		10,000
Disposition of liabilities		--
Accretion expense		49,589
ARO, December 31, 2004	$	956,059

8. Income Taxes

The provision for income taxes in the consolidated financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate of 39 percent (2003 – 41 percent) to the Company's earnings before income taxes. The difference results from the following items:

Year ended December 31,		2004		2003
Expected income taxes on earnings before income taxes	$	1,446,269	$	576,872
Non-deductible resource items in excess of resource allowance		---		91,138
Resource allowance in excess of non-deductible resource items		(133,057)		---
Alberta Royalty Credits		(137,355)		---
Reduction in enacted rates		(493,331)		(62,420)
Other non taxable items		(66,707)		(56,370)
Non-deductible expenses		214,821		15,780
	$	830,640	$	565,000

8. Income Taxes - continued

The components of the net future income tax liability are as follows:

December 31,	2004	2003
Future income tax assets:		
Attributed crown royalty income benefit	$ 73,285	$ 77,272
Asset retirement obligations	350,874	157,616
	424,159	234,888
Future income tax liabilities:		
Carrying value of property and equipment in excess of tax basis	7,024,159	3,355,888
Net future income tax liability	$ 6,600,000	$ 3,121,000

At December 31, 2004, subject to confirmation by income tax authorities, the following tax pools are available for deductions against future income from oil and gas related exploration and development activities:

Canadian oil and gas property expenses	$ 3,445,000
Canadian exploration expenses	1,755,000
Canadian development expenses	3,040,000
Undepreciated capital cost	6,758,000

9. Convertible Debentures:

The Company has $3,000,000 of secured, convertible debentures outstanding at December 31, 2004. The debentures are secured by an interest in and first charge against the operating assets acquired from Innovative Coke Expulsion Inc. ("ICE") and a general security charge against all of the Company's present and after acquired oilfield service properties. The Company, formerly Wise Wood, was an oil field services company with its principal asset being a 50% interest in a joint venture with ICE, which was engaged in the business of cleaning pipelines, refinery piping and tubing. These convertible debentures are shown on the balance sheet as liabilities related to discontinued operations (Note 17). The debentures mature on December 31, 2006 and bear interest at 9 percent per annum, payable quarterly. At the holders' option, the debentures are convertible into 0.2 of a common share for every dollar of debenture principal outstanding. The entire amount of the proceeds had been classified as a liability as the fair value of the conversion feature was determined to be nominal.

10. Notes Payable

The notes payable to ICE at December 31, 2004 are denominated in U.S. dollars (USD $375,000) are non-interest bearing and are unsecured. The current principal balance outstanding is due on or before April 30, 2005. These notes payable are shown on the balance sheet as liabilities related to discontinued operations (Note 17). In the event that final payment is not paid on or before April 30, 2005, interest shall then become payable, calculated at an annual rate of 9% per annum and accrued from September 23, 2004 to the date of full repayment.

11. Share Capital

(a) Authorized:

Unlimited number of common voting shares.

Unlimited number of preferred shares issuable in series, with rights and privileges to be determined upon issuance.

(b) Common shares issued:

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	40,300,000	$9,379,820	40,300,000	$9,379,820
Issued for cash upon exercise of options	600,000	300,000	---	---
	40,900,000	9,679,820	40,300,000	9,379,820
Shares issued to DTRL shareholders on a four for one basis	163,600,000	---		
Shares held by Wise Wood shareholders	13,518,000	2,365,650		
	177,118,000	12,045,470		
Share consolidation on a ten for one basis	(159,406,202)			
Issued upon private placement [1]	1,000,000	2,500,000		
Balance end of year	18,711,798	$14,545,470	40,300,000	$9,379,820

[1] This was a private placement of units on December 31, 2004, with each unit consisting of one common share and 2.5 common share performance warrants, for the subscription price of $2.50 per unit. Refer to Note 12 for information on the share purchase loans that the Company provided for a portion of the subscription proceeds. Directors, officers and employees of the Company purchased all of the units of this private placement.

11. Share Capital – continued

(c) Stock options:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. Exercise prices range from $1.25 to $2.50 per share and expiry dates range to December 31, 2009. The options outstanding at the beginning of 2004 as well as the Wise Wood options exchanged are fully vested. For options granted during 2004 and future option grants, one third of the options vest at the time of grant, one third on the first anniversary and the remaining on the second anniversary.

	2004		2003	
	Number of options	Weighted average exercise price	Number of options [1]	Weighted average exercise price [1]
Outstanding, beginning of year	700,000	$1.25	700,000	$1.25
Granted	1,405,000	2.50	---	---
Exercised	(240,000)	1.25	---	---
Cancelled or expired	---	---	---	---
Wise Wood options exchanged [2]	75,000	2.40	---	---
Options outstanding, end of year	1,940,000	$2.20	700,000	$1.25
Exercisable at year end	1,003,328	$1.92	700,000	$1.25
Weighted average remaining contractual life	4.1 years		2.5 years	

[1] 2003 figures have been restated to reflect the post business combination share structure.

[2] As a result of the DTRL-Wise Wood business combination, every ten outstanding Wise Wood options were exchanged for one option of the Company.

(d) Performance Warrants:

In conjunction with the private placement of units referred to in Note 11(b), 2.5 million performance warrants were issued, with private placement subscribers receiving 2.5 performance warrants for each common share purchased.

11. Share Capital – continued

Each performance warrant will entitle the holder to acquire one share of the Company for a price of $2.50 per share (being the ascribed value of a Wise Wood share, adjusted for the ten-for-one share consolidation, in the DTRL-Wise Wood business combination). The performance warrants expire after a seven year term. They are exercisable by a holder only during the period that the holder is a director, employee or consultant of the Company. Should a holder cease to be a director of the Company, or should such holder's employment or consulting services terminate prior to exercise of the performance warrants, the expiry date will be accelerated and all of the said holder's performance warrants will terminate. Certain provisions exist which permit acceleration of the vesting of the performance warrants upon a change of control of the Company.

The performance warrants may be exercised only to the extent that they: (1) have vested and (2) are exercisable. No performance warrants shall vest prior to one year following the date of grant. Performance warrants shall be exercisable at any time during their term, in the following percentages, upon Company shares reaching the following 20-day weighted average trading prices:

Percentage exercisable	Weighted average trading price of common shares	Performance warrant exercise price
33 1/3%	$3.50	$ 2.50
33 1/3%	$4.50	$ 2.50
33 1/3%	$5.50	$ 2.50

(e) Stock based compensation assumptions:
The assumptions used in the computation of the fair values of the stock options and performance warrants[1] are as follows:

	Stock options
Weighted average fair value per option or warrant granted	$0.54
Risk free interest rate	3.0%
Expected life (years)	2.0
Expected volatility	34%

[1] As at December 31, 2004, no compensation expense has been recorded for the performance warrants due to their contingent nature.

12. Share Purchase Loan

In conjunction with the December 31, 2004 private placement of units referred to in Note 11(b), the Company provided share purchase loans in the amount of $650,000 to certain employees of the Company. As security for the share purchase loans, the shareholders have collectively assigned 260,000 units, representing the common shares, performance warrants and any shares exercisable upon conversion of the performance warrants, to the Company. The market value of the shares held as collateral for the loans, based on the current trading price, is approximately $975,000. The share purchase loans have a mandatory repayment date of the earlier of January 1, 2008 or two business days after receipt of any proceeds of disposition from the sale of any of the securities and are non-interest bearing. Since the share purchase loans do not meet the conditions for recognition of an asset, the loans are recorded as a reduction of shareholders' equity and considered to be stock options. They are accounted for in accordance with the Company's stated policy and assumptions for stock-based compensation with an assigned value of $85,769.

13. Contributed Surplus

The following schedule shows the continuity of contributed surplus:

Balance, December 31, 2003	$ ---
Share purchase loans provided	85,769
Wise wood options assumed	33,403
Stock options issued	440,309
Balance, December 31, 2004	$559,481

14. Commitments and Contingencies

The Company is committed to pay the outstanding balance of the notes payable on or before April 30, 2005. Refer to Note 10.

The Company is committed to leased office premises with future annual lease payments, as follows: 2005: $145,500, 2006: $65,000. The lease expires on May 31, 2006.

The Company enters into equipment rental agreements with certain equipment manufacturers on an as required basis. The Company is usually committed to a minimum three month rental period. The minimum guaranteed rental payments at December 31, 2004 are approximately $36,000 (December 31, 2003 - $22,000).

15. Financial Instruments

As disclosed in Note 2(i), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to interest rate risk, foreign exchange risk, fair value risk and industry credit risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a) Fair value of financial assets and liabilities: The carrying value of accounts receivable, accounts payable and accrued liabilities and convertible debentures approximate their fair value due to their relatively short periods to maturity. The bank loan approximates its fair value as it bears interest at a floating rate.

(b) Credit risk: Substantially all of the accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. At December 31, 2004, 74 percent (2003 – 70 percent) of the Company's receivables were from one customer (2003 – two customers).

(c) Interest rate risk: The Company is exposed to fluctuations in interest rates. At December 31, 2004, the Company has approximately $11.2 million of debt with a variable rate of interest.

(d) Foreign exchange risk: The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

16. Supplemental Cash Flow Disclosure

		2004		2003
Accounts receivable	$	(1,329,884)	$	(1,741,451)
Inventory		(283,779)		---
Share of amount due from joint venture		(201,274)		---
Prepaid expenses		(297,296)		(14,724)
Income taxes payable		75,439		13,000
Notes payable		469,599		---
Accounts payable and accrued liabilities		3,552,487		2,527,652
	$	1,985,292	$	784,477
Operating	$	995,568	$	(822,699)
Investing		1,186,158		1,607,176
Acquired in exchange for shares (Note 1)		(196,434)		---
	$	1,985,292	$	784,477

16. Supplemental Cash Flow Disclosure – continued

		2004		2003
Cash interest paid	$	244,513	$	93,763
Cash taxes paid	$	16,020	$	5,369

17. Discontinued Operations

Pursuant to the December 31, 2004 acquisition of Wise Wood by DTRL, the merged company, Diamond Tree Energy Ltd., adopted a plan to divest all of the oil field services assets formerly held by Wise Wood and focus on the business of oil and gas exploration and development. Refer to Note 1 for the allocation of the purchase price to the fair value of Wise Wood net assets acquired. These amounts have been included in the balance sheet as assets / liabilities held for sale

At December 31, 2004, Wise Wood's banking facilities were separate and held at a different financial institution than those of DTRL. The Wise Wood bank loans form part of "Current liabilities of discontinued operations" on the balance sheet. Wise Wood's banking facilities were comprised of a $750,000 operating line of credit with a Canadian chartered bank, against which $165,000 was drawn, and two term loans aggregating a further $507,660. Drawings under the operating line of credit bear interest at the bank's prime rate plus one percent. The term loans bear interest at prime plus 1.25 percent. The term loans are repayable in blended monthly installments of $14,500, including principal and interest, through to March 2008. Notwithstanding these repayment terms, no portion of the term loans has been classified as a long-term liability since these loans include a demand repayment feature. Security for the banking facilities includes the assignment of accounts receivable and inventory, the assignment of insurance over all assets, a first charge against land and buildings, a general charge against all Wise Wood's assets and a $1,125,000 guarantee by NPS Ventures Ltd. (a company formerly called Nusco Manufacturing and Supply Ltd., of which the former president of Wise Wood is the president). The general charge against all Wise Wood's assets is subordinate to the first charge that the debenture holders have on the operating assets that Wise Wood acquired from ICE (Note 9). At December 31, 2004 some financial covenants were not in compliance.

18. Comparative Figures

Certain figures have been reclassified to conform to the current year's presentation.

19. Subsequent Events

(a) Subsequent to year end, cash held in trust with the Company's legal counsel related to the closing of the December 31, 2004 private placement was applied against the bank loans.

(b) On February 1, 2005, the Company drew $4.0 million against its available $8.0 million non-revolving acquisition and development demand loan. This loan bears interest of prime plus ¾ percent and repayment terms consist of interest only until the annual review time of April 30, 2005 at which time repayment terms will be established. Refer to Note 6 for a description of security for this loan.

EXHIBIT 2.4

Diamond Tree Energy Ltd.
Consolidated Interim Financial Statements
For the three months ended March 31, 2006 and 2005

Contents

National Instrument 51-102 Notice: These consolidated interim financial statements have not been reviewed by Diamond Tree Energy Ltd.'s auditors.

DIAMOND TREE ENERGY LTD.

Consolidated Interim Balance Sheets

	March 31, 2006 (unaudited) (000's)	December 31, 2005 (000's)
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 550
Accounts receivable	6,958	7,297
Prepaid expenses	118	132
Investment in trust units (note 3)	423	—
Current assets of discontinued operations (note 14)	—	423
	7,499	8,402
Property and equipment (note 4)	84,845	66,494
Goodwill	246	246
	$ 92,590	$ 75,142
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 19,653	$ 13,827
Bank loans (note 5)	8,538	—
Income taxes payable	165	154
Current portion of capital lease (note 6)	272	267
	28,628	14,248
Capital lease (note 6)	644	714
Asset retirement obligation (note 7)	2,881	2,394
Future income taxes (note 8)	12,304	11,500
Total liabilities	44,457	28,856
Shareholders' equity:		
Share capital (note 9(b))	32,328	32,092
Share purchase loan (note 10)	(650)	(650)
Contributed surplus (note 11)	2,803	2,491
Retained earnings	13,652	12,353
	48,133	46,286
Commitments and contingencies (note 12)		
Subsequent events (note 16)		
	$ 92,590	$ 75,142

See accompanying notes to the consolidated interim financial statements

Approved by the Board:

(signed) "Don D. Copeland"

Don D. Copeland
Director

(signed) "Howard Dixon"

Howard Dixon
Director

DIAMOND TREE ENERGY LTD.

Consolidated Interim Statements of Income and Retained Earnings

	Three Months ended March 31, 2006 (unaudited) (000's)	Three Months ended March 31, 2005 (unaudited) (000's)
Revenue:		
Petroleum and natural gas sales	$ 10,056	$ 8,036
Royalties, net of Alberta royalty credits	(2,212)	(2,146)
Other	83	—
	7,927	5,890
Expenses:		
Operating	899	1,178
General and administrative	525	571
Interest on bank loans	54	129
Interest on capital lease	18	—
Interest – other	4	2
Stock based compensation	316	172
Depletion, amortization and accretion	3,997	2,240
	5,813	4,292
Earnings from continuing operations before income taxes	2,114	1,598
Income taxes, continuing operations (note 8):		
Current	11	48
Future	804	573
	815	621
Net earnings from continuing operations	1,299	977
Loss from discontinued operations (note 14)	—	(2,181)
Net earnings (loss)	1,299	(1,204)
Retained earnings, beginning of period	12,353	3,102
Retained earnings, end of period	$ 13,652	$ 1,898
Net earnings from continuing operations		
Earnings per share – basic	$0.06	$0.05
– diluted[(1)]	$0.05	$0.05
Loss from discontinued operations		
Per share – basic and diluted	—	$(0.11)
Net earnings (loss)		
Earnings (loss) per share – basic	$0.06	$(0.06)
– diluted[(1)]	$0.05	$(0.06)
Weighted average shares outstanding		
Basic	22,316	18,456
Diluted[(1)]	25,157	20,306

See accompanying notes to the consolidated interim financial statements

[(1)] Outstanding stock options, performance warrants and shares pledged under the share purchase loan are the only instruments that are currently dilutive to earnings per share. All stock options, performance warrants and shares pledged under the share purchase loan have been included in the computation of diluted earnings per share.

DIAMOND TREE ENERGY LTD.

Consolidated Interim Statements of Cash Flows

	Three Months enderd March 31, 2006 (unaudited) (000's)	Three Months ended March 31, 2005 (unaudited) (000's)
Cash provided by (used in):		
Operating:		
Net earnings from continuing operations	$ 1,299	$ 977
Items not involving cash:		
Depletion, amortization and accretion	3,997	2,240
Future income taxes	804	573
Stock based compensation	341	172
Cash flow from continuing operations	6,441	3,962
Cash flow from discontinued operations (note 14)	—	(47)
	6,441	3,915
Change in non-cash operating working capital - continuing operations (note 13)	(589)	(1,046)
Change in non-cash operating working capital - discontinued operations (note 14)	423	(19)
Abandonments incurred during the period	(12)	—
	6,263	2,850
Investing:		
Exploration and development of properties	(21,848)	(4,338)
Change in non-cash investing working capital - continuing operations (note 13)	6,356	(1,515)
	(15,492)	(5,853)
Financing:		
Issuance of common shares	207	30
Share issue costs	—	(16)
Capital lease principal payments	(66)	—
Bank loan	8,538	962
	8,679	976
Change in cash	(550)	(2,027)
Cash, beginning of period	550	2,027
Cash, end of period	$ —	$ —

See accompanying notes to the consolidated interim financial statements

1. Formation of Diamond Tree Energy Ltd.

Diamond Tree Energy Ltd. (the "Company") was formed on December 31, 2004 as a result of Diamond Tree Resources Limited ("DTRL") reverse takeover of Wise Wood Corporation ("Wise Wood"). For accounting purposes, DTRL was deemed to have acquired Wise Wood. Subsequent to the reverse takeover, Wise Wood changed its name to Diamond Tree Energy Ltd. DTRL was a private oil and gas exploration and development company incorporated in Alberta on April 9, 2001 while Wise Wood was a public oil field services company. In May 2005, the Company sold its remaining oil field service assets to focus solely on oil and gas exploration and development.

2. Significant Accounting Policies

The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries and are presented in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and should be read in conjunction with the annual audited consolidated financial statements and notes thereto for the year ended December 31, 2005 as filed on SEDAR (at www.sedar.com). These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the year end financial statements.

3. Investment in Trust Units

As settlement for the December 31, 2005 outstanding holdback receivable (refer to note 14), the Company received 54,176 units of Eveready Income Fund on January 27, 2006. These units were recorded at their weighted average trading price of $7.81 per unit. Based on their five day weighted average trading price, the March 31, 2006 fair value is $7.04 per unit but no adjustment is necessary because the decline is considered temporary. Based on their five day weighted average trading price at May 8, 2006, the market value of the units is $7.43 per unit.

4. Property and Equipment

		March 31, 2006 (000,s)		December 31, 2005 (000's)
Petroleum and natural gas properties	$	103,538	$	81,712
Equipment under capital lease		1,177		1,177
Asset retirement cost		2,747		2,302
Other		119		96
		107,581		85,287
Accumulated depletion and amortization		(22,736)		(18,793)
	$	84,845	$	66,494

During the three months ended March 31, 2006, $185,000 (March 31, 2005 - $122,000, December 31, 2005 - $695,000) of general and administrative costs related to exploration and development activity were capitalized.

The net book value of equipment under capital lease is $922,000 (December 31, 2005 - $972,000).

At March 31, 2006, the depletion calculation excluded unproved properties of $13,331,000 (December 31, 2005 - $9,448,000) and salvage values of $1,811,000 (December 31, 2004 - $1,639,000). Future development costs of proved undeveloped reserves of $2,355,000 (December 31, 2005 - $3,790,000) were included in the depletion and amortization calculations.

5. **Bank Loans**

At March 31, 2006 DTRL had available a $24.0 million (December 31, 2005 - $24.0 million) revolving operating loan facility with a Canadian chartered bank. At March 31, 2006 drawings against this loan were $8.5 million (December 31, 2005 - $nil) and the Company held cash of $nil (December 31, 2005 - $550,000). The loan bears interest at the bank's prime rate plus 0.25% and had a scheduled review date of April 30, 2006. Refer to note 16 for a discussion of the update to this facility. Security for this facility is by way of a general security agreement providing a security interest over all present and after acquired personal property and a floating charge on all lands. At March 31, 2006 and December 31, 2005 there were no covenant violations.

6. **Capital Lease**

On March 23, 2005, the Company entered into a lease obligation for field compression facilities that is being treated as a capital lease for accounting purposes. The interest rate implicit in the lease is 7.55% per annum, the monthly lease instalment is $28,000, the security for the lease is the equipment itself and the term of the lease is three years, with an April 2008 expiry. The Company is required to make the following annual principal repayments:

		Annual principal repayments (000's)
2006	$	202
2007		288
2008		426
Total		916
Less current portion		(272)
Long term capital lease portion	$	644

7. **Asset Retirement Obligation**

Total future asset retirement obligations were estimated by management based on the Company's working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities, before deduction of salvage values, and the estimated timing of the costs to be incurred in future periods.

The Company has estimated the net present value of its total asset retirement obligations to be approximately $3.0 million at March 31, 2006 (December 31, 2005 - $2.5 million), based on a total future liability of $7.3 million (December 31, 2005 - $6.5 million). It is expected that $3.6 million of the total future liability will be incurred by 2016 and the remaining $3.7 million by 2033. The Company used a credit adjusted risk-free rate of 9% (December 31, 2005 – 9%) and an inflation rate of 2% (December 31, 2005 – 2%) to calculate the present value of the asset retirement obligation. The following table reconciles the change in the Company's total asset retirement obligation:

		As at March 31, 2006 (000's)	As at December 31, 2005 (000's)
Asset Retirement Obligation, beginning of year	$	2,394	956
Increase in liabilities		445	1,393
Settlement of liabilities		(12)	(23)
Acquisition of liabilities		---	---
Disposition of liabilities		---	(34)
Accretion expense		54	102
Asset Retirement Obligation, end of period	$	2,881	2,394

8. Income Taxes

The provision for income taxes in the consolidated interim financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate of 35.6% (March 31, 2005 – 37.6%) to the Company's earnings before income taxes. The difference results from the following items:

		Three months ended March 31, 2006 (000's)		Three months ended March 31, 2005 (000's)
Expected income taxes on earnings before income taxes	$	753	$	601
Difference between resource allowance and non-deductible resource items		(15)		(49)
Alberta Royalty Credits		(50)		(47)
Non-deductible expenses, including stock based compensation		116		68
	$	804	$	573

Current taxes of $11,000 for the three months ended March 31, 2006 (March 31, 2005 - $48,000) are comprised of income tax of $nil (2005 - $48,000) and corporation capital taxes of $11,000 (2005 - $nil).

9. Share Capital

(a) Authorized:

Unlimited number of common voting shares.

Unlimited number of preferred shares issuable in series, with rights and privileges to be determined upon issuance.

(b) Common shares issued:

	Number of Shares (000's)		Amount (000's)
Balance, December 31, 2004	18,712	$	14,545
Issued for cash upon exercise of options	274		359
Issued for cash upon private placement	3,509		17,900
Share issue costs (net of $385,000 future tax benefit)	---		(721)
Contributed surplus drawdown re: option exercises	---		9
Balance, December 31, 2005	22,495	$	32,092
Issued for cash upon exercise of options	113		207
Contributed surplus drawdown re: option exercises	---		29
Balance, March 31, 2006	22,608	$	32,328

(c) Stock options:

The Company has a stock option program whereby directors, officers, employees and consultants are eligible to receive options. Exercise prices range from $1.25 to $6.00 per share and expiry dates range to March 28, 2011. For options granted, one third of the options vest at the time of grant, one third on the first anniversary and the remaining options vest on the second anniversary.

	Number of options (000's)	Weighted average exercise price $
Exercisable, December 31, 2005	1,401	2.79
Outstanding, December 31, 2005	2,286	3.26
Granted	50	6.00
Exercised	(113)	1.84
Options outstanding, March 31, 2006	2,223	3.40
Exercisable, March 31, 2006	1,308	2.92
Weighted average remaining contractual life	3.7 years	

For the three months ended March 31, 2006, compensation expense of $98,000 (March 31, 2005 - $50,000) has been recorded for the stock options. The assumptions used in the computation of the fair values of the stock options granted during the first three months of 2006 are as follows:

Weighted average fair value per option granted	$1.82
Weighted average expected volatility	50%
Risk free interest rate	4.1%
Expected life (years)	2.0

(d) Performance Warrants:

At March 31, 2006, there were 2.5 million (December 31, 2005 – 2.5 million) performance warrants outstanding. All 2.5 million performance warrants are fully vested and exercisable. For the three months ended March 31, 2006, compensation expense of $239,000 (March 31, 2005 - $112,000) has been recorded for the performance warrants.

(e) Phantom Stock Options:

For Phantom Stock Options ("PSO's") outstanding at March 31, 2006 and at the end of 2005, the trading prices required to meet the performance criteria range from $5.50 to $8.35. The following table summarizes the information about the outstanding PSO's:

	Number of PSO's (000's)	Weighted average exercise price ($)
PSO's outstanding, December 31, 2005 and March 31, 2006	130	4.83
Exercisable at March 31, 2006	nil	Nil
Weighted average remaining contractual life	4.5 years	

As at March 31, 2006, the Company has accrued a liability of $54,000 (December 31, 2005 - $79,000) relating to the PSO's. For the three months ended March 31, 2006, stock based compensation expense has been reduced by $25,000 for the reduction of the accrued liability between the December 31, 2005 and March 31, 2006 balance sheet dates.

10. Share Purchase Loan

In conjunction with the December 31, 2004 private placement, the Company provided non-interest bearing share purchase loans in the amount of $650,000 to certain employees of the Company.

For the three months ended March 31, 2006, related compensation expense of $3,900 (March 31, 2005 - $9,800) has been recorded.

11. Contributed Surplus

The following schedule shows the continuity of contributed surplus:

		(000's)
Balance, December 31, 2005	$	2,491
Provision of share purchase loans		4
Grant of stock options		98
Grant of performance warrants		239
Exercise of stock options		(29)
Balance, March 31, 2006	$	2,803

12. Commitments and Contingencies

The Company is committed to lease office premises with future lease payments for the periods as follows: 2006 - $174,000, 2007 - $165,000. The office lease expires on May 31, 2007.

The Company enters into equipment rental agreements with certain equipment manufacturers on an as required basis. The Company is usually committed to a minimum rental period of three months. The minimum guaranteed rental payments at March 31, 2006 are $23,000 (December 31, 2005 - $18,000).

On December 12, 2005, the Company announced the signing of a farm-in agreement with a four well commitment. On February 3, 2006, the Company entered into an agreement to acquire additional seismic data over the farm-in area. Estimated future committed drilling and seismic costs relating to this farm-in over the next twelve months total $3.2 million.

13. Supplemental Cash Flow Disclosure

		March 31, 2006 (000')		March 31, 2005 (000's)
Accounts receivable	$	339	$	(1,236)
Prepaid expenses		14		35
Investment in trust units		(423)		---
Income taxes payable		11		48
Accounts payable and accrued liabilities		5,826		(1,408)
	$	5,767	$	(2,561)
Change in non-cash working capital from continuing operations				
Operating	$	(589)	$	(1,046)
Investing		6,356		(1,515)
	$	5,767	$	(2,561)
Continuing operations				
Cash interest paid	$	76	$	131
Cash taxes paid	$	---	$	---

14. Discontinued Operations

Pursuant to the December 31, 2004 acquisition of Wise Wood by DTRL, the merged company, Diamond Tree Energy Ltd., adopted a plan to divest of the oil field services assets formerly held by Wise Wood. Such operations have been included in the balance sheet as assets and liabilities of discontinued operations and in the income statement as earnings or loss from discontinued operations. On May 2, 2005 the Company sold its remaining oil field service assets to Eveready Income Fund, a publicly traded entity.

The following table presents the impact of discontinued operations in the Consolidated Interim Statements of Income and Retained Earnings:

		Three months ended, March 31, 2006 (000's)	Three months ended, March 31, 2005 (000's)
Revenue	$	---	1,096
Expenses(1)		---	(1,298)
Income (loss) before income taxes		---	(202)
Income taxes		---	---
Impairment of assets pursuant to announced sale		---	(1,979)
Loss from discontinued operations	$	---	(2,181)

(1) No depreciation and amortization was recorded as the assets were held for sale

The following table presents the impact of discontinued operations in the Consolidated Interim Balance Sheets:

		March 31, 2006 (000's)	December 31, 2005 (000's)
Assets			
Accounts receivable (i)	$	---	423
Total current assets		---	423
Total Assets	$	---	423
Total Liabilities	$	---	---
Net Assets of discontinued operations	$	---	423
Non-cash operating working capital of discontinued operations	$	---	423
Change in non-cash operating working capital	$	423	

(i)The $423,000 accounts receivable at December 31, 2005 relates to a holdback for post-closing adjustments from the May 2, 2005 sale of the oilfield service assets. It was settled in the first quarter of 2006 through the issuance of 54,176 trust units of Eveready Income Fund. Refer to Note 3.

15. Comparative Figures

Certain figures have been reclassified to conform to the current year's presentation.

16. Events Subsequent to March 31, 2006

(a) 86,000 options were exercised for total cash proceeds to the Company of $108,000.

(b) On May 11, 2006 DTRL's available revolving loan facility was increased from $24.0 million to $35.0 million. All other terms, conditions and security remained the same except for the review date, which was moved to September 30, 2006.

(c) The Alberta Government released its budget on March 22, 2006. The budget called for a provincial corporate tax rate deduction from 11.5% to 10% effective April 1, 2006. This tax reduction is now substantively enacted for financial statement purposes and will be adopted by the Company during the second quarter of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS
MAY 8, 2006

This Management's Discussion and Analysis ("MD&A") of financial condition and results of operations for Diamond Tree Energy Ltd. (the "Company" or "Diamond Tree") should be read in conjunction with the interim consolidated financial statements for the three months ended March 31, 2006 and the Company's audited consolidated financial statements and MD&A for the year ended December 31, 2005. The discussion provided herein is incremental to the MD&A in respect of the audited consolidated financial statements for the year ended December 31, 2005. Diamond Tree's audited consolidated financial statements and other disclosure documents including the Company's Annual Information Form ("AIF") are filed on SEDAR at www.sedar.com.

Statements throughout this MD&A that are not historical facts may be considered "forward-looking statements". These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results could differ materially from those currently anticipated. These risks and uncertainties include, but are not limited to, volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, inherent risks associated in the exploration and development of oil and gas properties, ultimate recoverability of reserves, timing, results and costs of drilling activities and pipeline construction, availability of financing, new regulations and legislation, reinstatement or rescission of the Maximum Rate Limitation and availability of capital. Additional risks and uncertainties affecting the Company are contained in the Company's December 31, 2005 AIF. Forward-looking statements are based on current expectations, estimates and projections of future production and capital spending as at the date of this MD&A and the Company assumes no obligation to update or revise forward-looking statements to reflect new events or circumstances, except as required by law.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOE's may be misleading, particularly if used in isolation. The boe conversion ratio used is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains the terms "cash flow from continuing operations", "cash flow from operations" and "field netback" which are non-GAAP financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Both "cash flow from operations" and "field netback" provide useful information to investors and management since they are an indicator of the Company's ability to fund future capital expenditures, which drives growth, and to repay debt. Cash flow from operations is calculated before changes in non-cash working capital. See "Non-GAAP financial measures" for a reconciliation of cash flow from operations and field netback to net earnings, the most comparable measure calculated in accordance with GAAP.

The reporting and the measurement currency is the Canadian dollar unless otherwise indicated.

Overview:

- **Production**

  Diamond Tree increased its production by 17% in the first quarter of 2006 to 2,244 barrels of oil equivalent per day (boe/d) compared with 1,917 boe/d in the same quarter of 2005. The Company achieved this despite delays in the field as a result of wet weather and limited access to equipment and services, both of which slowed the equipping and tying-in of wells drilled late in 2005 and early in 2006. With spring breakup coming to an end, pipeline tie-ins and facility construction are resuming in the Niton, Crossfield, Gold Creek, Sinclair, Morningside, Judy Creek and Karr areas of Alberta.

Production in the first quarter of 2006 was approximately 750 boe/d lower than the previous quarter due primarily to the reinstatement of the Maximum Rate Limitation ("MRL") by the Alberta Energy and Utilities Board ("EUB"). For the last four months of 2005, the MRL was rescinded provincewide by the EUB in an effort to help alleviate North American production woes associated with hurricanes in the Gulf Coast area. This allowed Diamond Tree to produce its Niton field at an increased rate of approximately 1,400 boe/d. On January 1, 2006, the EUB reinstated the MRL, restricting production from the Niton area to approximately 400 boe/d.

- **Cash flow and Earnings**

First quarter 2006 cash flow from continuing operations of $6.4 million ($0.26 per diluted common share) represents a 30% increase from 2005 levels due to higher sales volumes and field netbacks. Stronger commodity prices and lower per unit operating costs drove higher field netbacks.

Diamond Tree earned $1.3 million ($0.05 per diluted common share) from continuing operations in the first quarter of 2006, up 30% from $1.0 million ($0.05 per diluted common share) in 2005. Stronger 2006 earnings were due to higher cash flow being only partially offset by increased depletion, stock based compensation and future income tax charges.

- **Capital and Drilling Activity**

First quarter 2006 capital expenditures totaled $21.8 million with 77% directed towards drilling, completion and equipping activities. During the first quarter, the Company concentrated on drilling new wells, bringing wells on-stream that were drilled in late 2005, shooting a three dimensional seismic program covering in excess of 80 square kilometers of its farm-in lands in the Tupper/Cutbank area of northeast British Columbia and accumulating prospective acreage.

Diamond Tree is approximately one-third of the way through its planned 30 well program for 2006. Prior to spring breakup, the Company drilled nine (8.5 net) operated wells and two (0.5 net) non-operated wells for a total of 11 (9.0 net) wells. Of the nine operated wells drilled, all nine were cased, five (4.7 net) were completed (four for natural gas and one for oil) and four are awaiting completion. Of the two non-operated wells drilled, both were cased and one was completed, tied-in and came on-stream as a natural gas well. In addition, the Company completed an abandoned cased well bore resulting in a new natural gas well. With spring breakup coming to an end, completion, tie-in and equipping activities that were temporarily suspended are resuming.

- **Financing**

Subsequent to the quarter, Diamond Tree expanded its bank revolving term facility to $35.0 million from $24.0 million based on its latest reserve assessment, results of operations, current and forecasted commodity prices and prevailing market conditions. This provides the Company with the financial flexibility to execute its growth plans. Other than option exercises of approximately $200,000, no new equity was issued in the first quarter.

Summary of Quarterly Results:

The following table presents the Company's quarterly results. Information for quarters prior to September 30, 2004 is not available since DTRL was not a reporting issuer during 2004 and did not prepare quarterly financial information.

($000s except per share and boe amounts)	**Q1/2006**	Q4/2005	Q3/2005	Q2/2005	Q1/2005	Q4/2004	Q3/2004
Production (boe/d)	**2,244**	2,992	2,565	1,859	1,917	1,366	1,077
Revenue	**10,056**	19,153	15,057	8,384	8,036	5,412	4,044
Revenue ($/boe)	**49.80**	69.58	63.82	49.55	46.57	43.06	40.82
Cash flow from continuing operations	**6,441**	11,083	8,992	5,056	3,962	2,684	1,627
Cash flow from continuing operations -$ per share basic	**0.29**	0.53	0.48	0.28	0.21	0.16	0.10
Cash flow from continuing operations -$ per share diluted	**0.26**	0.47	0.44	0.25	0.20	0.15	0.10
Net earnings from continuing operations	**1,299**	3,352	3,540	1,756	977	611	295
Net earnings (loss)	**1,299**	5,549	3,522	1,385	(1,204)	611	295
Net earnings from continuing operations –$ per share basic/diluted	**0.06** **0.05**	0.16 0.14	0.19 0.17	0.10 0.09	0.05	0.04	0.02
Net earnings (loss) –$ per share basic/diluted	**0.06** **0.05**	0.28 0.25	0.19 0.17	0.07	(0.06)	0.04	0.02

For the last four months of 2005, the MRL was rescinded province-wide by the EUB in an effort to help alleviate North American production woes associated with hurricanes in the Gulf Coast. During this period, the MRL relaxation allowed Diamond Tree to produce its Niton field at an increased rate of approximately 1,400 boe/d. On January 1, 2006, the EUB reinstated the MRL and production from the Niton area has been restricted to approximately 400 boe/d. Throughout the first quarter of 2006, new wells were brought on-stream in the Manyberries, Garrington, Woodland, Minnehik and Caroline areas which served to partially offset the approximate 1,000 boe/d production curtailment at Niton resulting from the reinstatement of the MRL.

Revenue per boe declined from the fourth quarter of 2005 in part due to lower commodity prices, with the most notable being the decrease in the realized price of natural gas.

First quarter 2006 net income from continuing operations came in lower than fourth quarter 2005 levels due to lower cash flow and higher non-cash depletion expense. Diamond Tree spent approximately $14.6 million in the fourth quarter of 2005 and $16.8 million in the first quarter of 2006 on drilling, completion and equipping activities. Some drilling results are not yet reflected in the estimate of total proved reserves. In future quarters, as more information becomes available, these capital expenditures may be allocated additional reserves.

Results of Operations:

Petroleum and natural gas sales – variance analysis

		Change due to:		
($000's)	**Q1/2006**	Pricing	Volume	Q1/2005
Natural gas sales	**6,456**	133	1,066	5,257
Crude oil and natural gas liquids sales	**3,600**	551	270	2,779
Total petroleum and natural gas sales	**10,056**	684	1,336	8,036

Petroleum and natural gas sales for the three months ended March 31, 2006 were $10.1 million, $2.0 million above first quarter 2005 levels. Over half of this positive variance is due to higher natural gas volumes resulting from successful drilling coming on stream. Approximately 25% of this positive variance can be attributed to stronger year-over year oil prices resulting from geopolitical uncertainty and global supply disruptions. The Company has no hedging contracts or fixed price physical contracts in place at this time.

Natural gas sales

	Q1/2006	Q1/2005	% Change
Natural gas price ($/mcf)	**7.55**	7.39	2
Natural gas production (mcf/d)	**9,506**	7,901	20

Crude oil and natural gas liquids sales

	Q1/2006	Q1/2005	% Change
Crude oil and natural gas liquids price ($/bbl)	**60.67**	51.42	18
Crude oil and natural gas liquids production (bbl/d)	**659**	601	10

Natural gas volumes grew by 20% to average 9,506 mcf/d while oil volumes increased 10% to average 659 bbl/d for the period. Relatively higher growth in first quarter 2006 natural gas volumes was the result of last year's gas-focused drilling program coming on-stream, where greater than 70% of the wells were gas wells.

In Alberta, AECO gas prices averaged $7.54/mcf (CDN) in the first quarter of 2006, up 9% from 2005 first quarter levels due primarily to stronger North American demand. The Company's realized gas price approximated the benchmark during the quarter.

The benchmark crude oil price for West Texas Intermediate at Cushing Oklahoma soared 27% from first quarter 2005 levels to average $63.35/bbl (USD). The relative strengthening of the Canadian dollar versus the US dollar, however, from $0.81 to $0.87 over the same period served to somewhat mitigate realized oil prices in Canada. Edmonton par prices increased 12% to $69.40/bbl (CDN). In the first quarter 2006, the Company saw its realized oil price rise by 18%.

Royalties, net of ARTC:

	Q1/2006		Q1/2005	
	$000's	**Rate %**	$000's	Rate %
Natural gas	**1,816**	**28**	1,516	29
Crude oil and natural gas liquids	**797**	**22**	824	30
Alberta royalty tax credit (ARTC)	**(401)**	**—**	(194)	---
Total royalties, net of ARTC	**2,212**	**22**	2,146	27
Adjusted royalty rate (see below)				22

In March 2005, it came to management's attention that its estimate for 2004 freehold mineral tax was underaccrued. When the first quarter 2005 royalty rate is adjusted to remove this charge related to 2004, royalty rates for the comparative periods are similar.

During 2006, Diamond Tree will once again exceed the threshold for ARTC purposes, causing the effective royalty rate for Crown royalties in excess of $2.0 million to increase.

Operating expenses:

	Q1/2006		Q1/2005	
	$000's	**$/boe**	$000's	$/boe
Operating expenses	**899**	**4.45**	1,178	6.82
Adjusted per unit costs (see below)		**6.26**		

Early in the second quarter of 2006, and after finalization of the 2005 financial statements, it came to management's attention that its estimate for June to December 2005 gathering and processing charges was overaccrued. While 2005 full year operating costs per unit would have shown a modest 7% reduction, reversing the entire 2005 overaccrual in the first quarter of 2006 yields an unrealistic first quarter per unit operating cost figure. When first quarter per unit operating costs are calculated with the overaccrual moved to the period to which it pertains, per unit costs are similar to the comparative period in 2005.

First quarter 2006 operating expenses include $89,000 of transportation costs (2005 - $97,000).

Field netback:

	Q1/2006		Q1/2005	
	$000's	**$/boe**	$000's	$/boe
Petroleum and natural gas sales	**10,056**	**49.80**	8,036	46.57
Royalties, net of ARTC	**(2,212)**	**(10.95)**	(2,146)	(12.44)
Other income	**83**	**0.41**	---	---
Operating expenses	**(899)**	**(4.45)**	(1,178)	(6.82)
Field netback	**7,028**	**34.81**	4,712	27.31
Volumes (boe/d)		**2,244**		1,917

Field netbacks increased on both a total basis and per-unit basis for the period ended March 31, 2006 due to increased volumes, higher realized commodity prices and lower per-unit royalty rates and operating costs. Refer to the section entitled "Non-GAAP financial measures" for reconciliations of these figures to net earnings.

General and administrative expenses:

	Q1/2006			Q1/2005		
	$000's	%	**$/boe**	$000's	%	$/boe
Total	**771**			725		
Recoveries	**(61)**			(32)		
Capitalized	**(185)**	**24**		(122)	17	
Net expensed	**525**	**76**	**2.60**	571	83	3.31
		100			100	

Diamond Tree's per unit general and administrative expenses are on track with full year 2005 levels and below first quarter 2005 levels. During the first quarter of 2005, the Company incurred additional costs relating to the graduation to the Toronto Stock Exchange as well as negotiating increased banking facilities. Approximately 60% of first quarter 2006 general and administrative costs relate to salaries, benefits and office rent and are relatively stable and fixed in nature. With this in mind, per unit administration costs are expected to trend downward as these costs are spread over a larger production base.

Interest expense:

First quarter interest expense of $77,000 is comprised of interest on bank loans and interest associated with a capital lease relating to field infrastructure. It is expected that as the Company funds its 2006 capital expenditure program partially through increased bank borrowings future quarterly interest charges will exceed this figure. At the end of the first quarter 2006, the Company had $8.5 million drawn against its credit facility, which was recently increased to $35.0 million.

Depletion, amortization and accretion:

	Q1/2006		Q1/2005	
	$000's	**$/boe**	$000's	$/boe
Oil and gas	**3,938**	**19.49**	2,215	12.83
Office furniture and equipment	**5**	**0.03**	2	0.02

Accretion	**54**	**0.27**	23	0.13
Total provision	**3,997**	**19.79**	2,240	12.98

The depletion, amortization and accretion provision for the period ended March 31, 2006 was $4.0 million, $1.8 million higher than the comparative 2005 period due to both increased production and per-unit depletion rates. Diamond Tree spent approximately $14.6 million in the fourth quarter of 2005 and $16.8 million in the first quarter of 2006 on drilling, completion and equipping activities. Some drilling results are not yet reflected in the estimate of total proved reserves due to ongoing evaluations of new wells. The Company's external evaluation engineers provided 2005 year end reserve numbers and quarterly additions to proved reserves are estimated internally. In future quarters, as more information becomes available, these capital expenditures may be allocated additional reserves.

Taxes:

For the first quarter of 2006 there is no provision for current income tax expense. Diamond Tree's tax horizon, however, will depend on a number of factors such as production levels, commodity prices, refined tax classifications of newly drilled wells and the nature of capital expenditures over the balance of the year. Income taxes payable on the March 31, 2006 balance sheet of $165,000 relate to a $154,000 estimate of 2005 year end taxes payable, pending completion of the annual tax returns, and an $11,000 estimate for 2006 large corporation's tax accrued to March 31. The future income tax liability arising from operations is $0.8 million, $0.2 million higher than the comparative 2005 quarter.

Liquidity and Capital Resources:

Cash flow:

The Company believes that its existing credit facilities and expected cash flow from operations will be sufficient to fund its previously announced capital program and enable it to meet all current and expected financial requirements. Other than the items noted in the "Commitments" section of this MD&A, capital spending is discretionary. Refer to the "Outlook" section for a discussion of the Company's future plans.

Cash flow from continuing operations for the first quarter of 2006 was $6.4 million or $0.26 per diluted share. This compares favorably to $4.0 million or $0.20 per diluted share in the first quarter of 2005. This 30% increase from 2005 is due to higher sales volumes and stronger field netbacks. Higher field netbacks were driven by stronger commodity prices and lower per unit operating costs.

The following table summarizes cash flow from continuing operations per unit of production:

	Q1/2006		Q1/2005	
	$000's	**$/boe**	$000's	$/boe
Field netback	**7,028**	**34.81**	4,712	27.31
General and administrative expenses (1)	**(499)**	**(2.47)**	(571)	(3.31)
Interest expense	**(77)**	**(0.38)**	(130)	(0.75)
Current taxes	**(11)**	**(0.05)**	(48)	(0.28)
Cash flow from continuing operations	**6,441**	**31.91**	3,962	22.97

(1) Q1/2006 G&A includes a $25,000 stock based compensation adjustment relating to Phantom Stock Options.

Bank loan:

At March 31, 2006 the Company had bank debt of $8.5 drawn on its $24.0 million revolving operating loan facility. Subsequent to quarter end, concurrent with its annual review, the Company's available revolving loan facility was increased to $35.0 million. All other terms, conditions and security remained the same.

The next review date has been scheduled for September 30, 2006. At March 31, 2006 there were no covenant violations.

Working capital:

At March 31, 2006, the Company had a working capital deficit of $12.6 million primarily due to its busy first quarter capital program. The un-drawn credit facilities are sufficient to cover this working capital deficit. During the quarter, and as settlement for the December 31, 2005 outstanding hold back receivable relating to the sale of discontinued operations, the Company received 54,176 units of Eveready Income Fund, valued at their five-day weighted average trading price of $7.81 per unit. This investment is recorded under current assets.

Equity:

During the first quarter of 2006, option exercises provided cash of approximately $200,000. Subsequent to the quarter end, an additional $108,000 was received through option exercises.

At March 31, 2006 the Company had 22,608,198 common shares issued and outstanding. At May 8, 2006, the Company had 22,694,198 common shares, 2,137,000 options and 2,500,000 performance warrants outstanding.

Capital expenditures:

Exploration and development spending during the first quarter of 2006 is as follows:

($000's)	Q1/2006
Land and property acquisitions	3,293
Seismic and geological and geophysical	1,554
Intangible drilling, completions and re-completions	14,339
Well equipment and facilities	2,455
Capitalized general and administrative expense	185
Other	22
Total capital expenditures	21,848

Drilling, completion and equipping activity accounted for 77% of year to date capital expenditures. During the first quarter of 2006 the Company concentrated on drilling new wells, bringing wells on-stream that were drilled in late 2005, shooting a three dimensional seismic program covering in excess of 80 square kilometers of its farm-in lands in the Tupper/Cutbank area of northeast British Columbia and accumulating prospective acreage.

Diamond Tree is approximately one-third of the way through its planned 30 well program for 2006. Prior to spring breakup, the Company drilled nine (8.5 net) operated wells and two (0.5 net) non-operated wells for a total of 11 (9.0 net) wells. Of the nine operated wells drilled, all were cased, five (4.7 net) were completed (four for gas and one for oil) and four are awaiting completion. Of the two non-operated wells drilled, both were cased and one was completed, tied-in and came on-stream as a gas well. In addition, the Company completed an abandoned cased well bore to yield a gas well. With spring breakup coming to an end, completion, tie-in and equipping activities that were temporarily suspended are resuming.

Throughout the first quarter, wells that were drilled in late 2005 were brought on-stream in the areas of Manyberries, Garrington, Woodland, Minnehik and Caroline. Diamond Tree has experienced delays in the field as a result of weather or access to equipment and services, especially regarding the equipping and tie-in of wells drilled late in 2005 and early in 2006. With spring breakup coming to an end, pipeline tie-ins and facility construction is expected to resume in the Niton, Crossfield, Gold Creek, Sinclair, Morningside, Judy Creek and Karr areas.

During the first quarter of 2006 the Company acquired 7,700 acres through land sales, of which over 85% was in its new multi-zone, liquids rich areas further west of the fifth and sixth meridians. In addition, the Company entered into a two section farm-in in the Peace River Arch area. At March 31, 2006, the Company had approximately 59,000 acres of undeveloped land and an additional 27,000 acres under option through a number of farm-ins.

Commitments:
At March 31, 2006 the Company has committed to future payments as follows:

($000's)	Total	Less than 1 year	1 – 3 years	After 3 years
Operating leases (CDN$) – note (i)	361	312	49	---
Capital lease obligations – note (ii)	916	272	644	---
Farm-in commitment (CDN$) – note (iii)	3,200	3,200	---	---
Total contractual obligations	4,477	3,784	693	---

(i) This is comprised of office and equipment leases.
(ii) This is a lease for field compression facilities which is a capital lease for accounting purposes.
(iii) On December 12, 2005, the Company announced the signing of a farm-in agreement with a four well commitment. On February 3, 2006, the Company entered into an agreement to acquire additional seismic data over the farm-in area. Estimated future committed drilling and seismic costs relating to this farm-in over the next twelve months total $3.2 million.

Outlook:

Certain information contained in this section constitutes "forward looking statements". Refer to the introduction of this MD&A.

As previously outlined in its press releases dated November 21, 2005 and March 17, 2006, Diamond Tree's Board of Directors has approved a $50 million capital expenditure budget for 2006, with $41 million directed towards drilling, completing and equipping activities and $9 million towards land and seismic acquisition. In part, the Company's 2006 capital program is designed to increase its inventory of undeveloped land. Diamond Tree expects to drill at least 30 net wells in 2006, consisting of five shallow wells, 15 medium wells and 10 deep wells. The Company anticipates funding 2006 budgeted capital expenditures through internally generated cash flow from operations and bank debt. These estimates do not include the effect of any property acquisitions that may occur.

During the past year, Diamond Tree added two new core areas though farm-ins and property acquisitions. For 2006, the Company intends to continue its expansion into northeast British Columbia with a significant drilling, land and seismic data program. A three dimensional seismic program is being shot over farm-in lands in the Tupper/Cutbank area of northeast British Columbia and is scheduled to be interpreted by the end of the second quarter resulting in additional exploration and development locations for the second half of 2006 and beyond.

Based on well results to date, the Rock Creek 'W' pool in the Niton field looks to be an excellent candidate for a secondary recovery scheme. Diamond Tree has drilled eight successful oil wells into this pool. The opportunity exists to add in excess of 1.0 million net barrels of recoverable oil with the implementation of a water flood. The reservoir modeling study is underway and should be finalized in the next two or three months. Once the reservoir study is complete, it is expected that an application will be made to the EUB for an enhanced recovery scheme. Concurrently, a source water application to *Alberta Environment* will be submitted. Approval and implementation of the scheme would result in Good Production Practice ("GPP") for the pool. Increased production from the pool associated with the enhanced recovery scheme and GPP is anticipated to occur late in the fourth quarter of 2006 or in the first quarter of 2007.

Diamond Tree has experienced delays in the field as a result of weather or access to equipment and services, especially regarding the equipping and tie-in of wells drilled late in 2005 and early in 2006. With spring breakup coming to an end, pipeline tie-ins and facility construction are resuming. Due to the above noted delays, on March 17, 2006 Diamond Tree reduced its previously disclosed guidance regarding 2006 average yearly production from 3,500 boe/d to 3,000 boe/d. 2006 estimated exit rate production of 4,500 boe/d and operating expense guidance of $6.50 to $7.00 per boe remain unchanged. Current production is in the 2,200 to 2,300 boe/d range with an additional 750 boe/d of behind pipe production.

Non-GAAP financial measures:

The following table reconciles the non-GAAP financial measures "cash flow from continuing operations", "cash flow from operations" and "field netback" to "net earnings from continuing operations", the most comparable measure calculated in accordance with GAAP:

($000's)	**Q1/2006**	Q4/2005	Q3/2005	Q2/2005	Q1/2005	Q4 / 2004	Q3 / 2004
Net earnings from continuing operations	**1,299**	3,352	3,540	1,756	977	611	295
Add back items not involving cash:							
Depletion, amortization and accretion	**3,997**	4,840	3,079	2,083	2,240	1,361	1,250
Future income taxes	**804**	1,585	2,086	1,041	573	152	82
Stock based compensation	**341**	1,306	287	176	172	559	---
Cash flow from continuing operations	**6,441**	11,083	8,992	5,056	3,962	2,684	1,627
Cash flow from discontinued operations	—	332,	(19)	(59)	(48)	---	---
Cash flow from operations	**6,441**	11,415	8,973	4,997	3,915	2,684	1,627
Add back items not directly related to field operations:							
Other income	—	52	(1)	(52)	---	---	---
Discontinued operations cash flow	—	(332)	19	59	48	---	---
General and administrative expense [(1)]	**499**	909	427	322	571	473	223
Interest	**77**	53	173	154	131	87	45
Current taxes	**11**	154	---	(24)	48	---	---
Field netback	**7,028**	12,250	9,592	5,456	4,712	3,243	1,895

[(1)] Q4/2005 figure includes stock based compensation expense of $79,000. Q1/2006 figure includes a stock based compensation adjustment of $(25,000)

EXHIBIT 2.5

DIAMOND TREE
ENERGY LTD.

MANAGEMENT PROXY CIRCULAR
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders (the "Meeting") of Diamond Tree Energy Ltd. (the "Corporation") will be held in the Viking Room at the Calgary Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta, T2P 0L5, on Wednesday, May 17, 2006, at 2:00pm (Calgary time), for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon;

2. to elect the directors for the ensuing year;

3. to appoint the auditors for the ensuing year; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be dealt with at the Meeting are set forth in the Management Proxy Circular accompanying and forming part of this Notice of Meeting.

If you are a *registered shareholder* of the Corporation and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and mail it in the enclosed envelope to the Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9. Proxies can also be returned in person to CIBC Mellon Trust Company, Suite 600, 333 – 7th Avenue SW, Calgary, Alberta T2P 2Z1 or by facsimile to (416)-368-2502. In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid addresses not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.

If you are an *unregistered shareholder* of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.

Only registered shareholders of record at the close of business on March 28, 2006 will be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 24th day of March, 2006.

By Order of the Board of Directors

(signed) "Don D. Copeland"
Chief Executive Officer

DIAMOND TREE
ENERGY LTD.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management proxy circular dated March 24, 2006 (the "Circular") is furnished in connection with the solicitation of proxies by the management of DIAMOND TREE ENERGY LTD. (the "Corporation" or "Diamond Tree") for use at the Annual General Meeting of Shareholders (the "Meeting") of the Corporation to be held on Wednesday, May 17, 2006 at 2:00pm (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting and at any adjournment thereof. To ensure that you will be represented at the Meeting in the event that you are a *registered shareholder* and unable to attend personally, you are requested to date, complete and sign the accompanying form of proxy and mail it in the enclosed envelope to the Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9. Proxies of *registered shareholders* can also be returned in person to CIBC Mellon Trust Company, Suite 600, 333 – 7th Avenue SW, Calgary, Alberta T2P 2Z1 or by facsimile to (416)-368-2502. If you are an *unregistered shareholder* and receive these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein. It is expected that the solicitation of proxies will be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

The persons named in the enclosed form of proxy are officers of the Corporation. **A shareholder desiring to appoint some other person or company, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy with CIBC Mellon Trust Company not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted "FOR" each item identified in the Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. If a shareholder who has completed and returned a proxy attends the Meeting in person and votes, any such votes cast by the shareholder will be counted and the proxy will be disregarded.

Record Date

The record date for determining shareholders entitled to receive notice of and to vote at the Meeting has been fixed by the board of directors of the Corporation (the "Board of Directors") as March 28, 2006. Accordingly, a person named in the list of shareholders prepared as of that date will be entitled to vote at the Meeting.

Voting Securities and Principal Holders of Voting Securities

There are 22,608,198 common shares of the Corporation ("Common Shares") issued and outstanding at the date of this Circular. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation is set out in the table below.

Name	No. of Voting Securities	Percentage
Don D. Copeland	4,807,122 (1)	21.3

Note:
(1) This total includes shares registered in the name of Don D. Copeland, Don Copeland Family Trust and Codeco Management Inc.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

BUSINESS OF THE MEETING

Election of Directors

The articles of the Corporation provide for the Board of Directors of the Corporation to consist of between three and 11 members, the number to be determined by the directors or by resolution of the shareholders from time to time. The articles further provide that the directors may appoint additional directors until the next annual meeting of shareholders but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The Board of Directors presently consists of eight directors. It is proposed that seven directors be elected at the Meeting, each director to hold office until the next annual meeting of shareholders or until his successor is elected or appointed.

Except where authority to vote on the election of directors is withheld, the persons designated by the Corporation in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. **If, due to circumstances not at present foreseen, any of the persons named below should not be available for election, it is intended that the persons named in the accompanying form of proxy will vote for such other person or persons as the Board of Directors may recommend.**

The following table sets forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Corporation, principal occupation or employment for the past five years, direct and indirect beneficial ownership of, or control or direction over, voting securities and outstanding stock options and performance warrants to purchase voting securities of the Corporation. Each of the nominees has served as a director of the Corporation since the year he first became a director. Membership on Board committees is noted in the table below.

The majority of the directors are independent as that term is legally defined. Of the three directors not considered to be independent, one (Mr. Berard) is independent of management. The board further facilitates its exercise of independent judgment by appointing an independent director (Mr. Unrau) to be the Lead Director of the Board. In addition, in 2005 none of the directors received cash compensation from the Corporation other than stock options granted to the non-management directors from time to time. The management directors did not receive any compensation in their capacity as directors of the Corporation.

Nominee for Election as Director	Common Shares Owned, Controlled or Directed[1] 2005	Outstanding Options and Performance Warrants[3]	Public Board Memberships Currently Held
Thomas M. Alford[4][6] Calgary, Alberta **Year Appointed:** 2000	221,754	35,000 options and 107,500 Performance Warrants	Petroglobe Inc. (TSX Venture Exchange ("TSX-V") listed oil and gas company) Producers Oilfield Services (TSX listed oil and gas services company) IROC Systems Corp. (TSX-V listed oil and gas services company).
Independence:	Mr. Alford is an independent director.		
Biography:	Mr. Alford is President, Chief Executive Officer, Chief Financial Officer and Director of IROC Systems Corp. (a TSX-V listed oilfield services company supplying an array of equipment and personnel to the oil and gas industry) since December 12, 2001. Prior thereto, he was President and Chief Executive Officer of Bonus Resource Services Corp. (then a TSX listed resource service company) from December 1997 to October 31, 2000. He holds a Bachelor of Commerce degree (University of Alberta).		

Nominee for Election as Director	Common Shares Owned, Controlled or Directed[1] 2005	Outstanding Options and Performance Warrants[3]	Public Board Memberships Currently Held
Charles W. Berard[6][7] Calgary, Alberta **Year Appointed:** 2004	84,000	85,000 options and 107,500 Performance Warrants	Clear Energy Inc. (TSX listed oil and gas company) Connacher Oil & Gas Limited (TSX listed oil and gas company) Fairmount Energy Inc. (TSX-V listed oil and gas company) Northern Shield Resources Inc. (TSX-V listed mining company)
Independence:	Mr. Berard is a partner of Macleod Dixon LLP, a legal firm which provides legal counsel to the Corporation. Due to this relationship, the Board of Directors has determined that he is not an independent director.		
Biography:	Mr. Berard is a partner at the law firm Macleod Dixon LLP, specializing in the corporate and commercial area of law, specifically in oil and gas, mining, and securities law. He holds a Bachelor of Civil Laws (University of Ottawa) and a Bachelor of Engineering degree in mining (McGill University).		
Don D. Copeland[5] Calgary, Alberta **Year Appointed:** 2000	4,807,122	385,000 options and 175,000 Performance Warrants	Stoneham Drilling Trust (TSX listed oil and gas services income trust)
Independence:	Mr. Copeland is not an independent director, due to his position as Chief Executive Officer of the Corporation.		
Biography:	Mr. Copeland is a professional engineer with over 25 years of experience in the oil and gas industry Mr. Copeland has been Chairman and Chief Executive Officer of the Corporation since December 21, 2004. Prior thereto, he was Chairman and Secretary of Wise Wood Corporation (the Corporation's predecessor) from 2002 to 2004. Prior thereto, he was Chairman, Chief Executive Officer and President of Wise Wood in 2001. Prior thereto, he was Chairman and Chief Executive Officer of Diamond Tree Resources Ltd. from April 2001. Prior thereto, he was Chief Executive Officer and President of Titanium Oil & Gas Ltd., a private oil and gas corporation which he founded, from January 1999 to April 2001. He holds a Bachelor of Science degree in Chemical Engineering (University of Calgary).		
Howard W. Dixon[4][5] Calgary, Alberta **Year Appointed:** 2004	226,200	85,000 options and 107,500 Performance Warrants	None
Independence:	Mr. Dixon is an independent director.		
Biography:	Mr. Dixon is a self-employed businessman involved in various aspects of the oil and gas industry. Mr. Dixon was formerly President and Chief Executive Officer of Artisan Corporation, a TSX listed oil and gas services corporation. He holds a Bachelor of Commerce degree (University of Alberta).		

Nominee for Election as Director	Common Shares Owned, Controlled or Directed[(1)] 2005	Outstanding Options and Performance Warrants[(3)]	Public Board Memberships Currently Held
John B. Mitchell[(4)(7)] Edmonton, Alberta **Year Appointed:** 2006	50,000	Nil options and Nil Performance Warrants	None
Independence:	Mr. Mitchell is an independent director.		
Biography:	Mr. Mitchell is a self-employed businessman and investor involved in various aspects of the oil and gas industry and was President and Chief Executive Officer of Corvair Oils (then a private oil and gas company) from 1985 - 1997. He holds a Bachelor of Commerce degree (Queens University) and a Masters of Business Administration (University of Western Ontario).		
Kelly J. Ogle Calgary, Alberta **Year Appointed:** 2004	329,800	260,000 options and 512,500 Performance Warrants	None
Independence:	Mr. Ogle is not an independent director, due to his position as President of the Corporation.		
Biography:	Mr. Ogle has been President of the Corporation since December 21, 2004. Prior thereto, he was President of Diamond Tree Resources Ltd. from October 18, 2004. Prior thereto, President and Chief Executive Officer of Ranchgate Energy Inc. (then a TSX listed oil and gas corporation) from January 2003 to August 2004. Prior thereto, President and Chief Executive Officer of Ranchgate Oil and Gas Ltd., a private oil and gas corporation, from September 2001 to December 2002. Mr. Ogle has been President of CII Petroleum Ltd., a private oil and gas corporation, since December 1998. He holds a Bachelor of Arts degree (University of Saskatchewan).		
Gary B. Unrau[(5)(6)(7)(8)] Nanoose Bay, British Columbia **Year Appointed:** 2000	1,203,000	90,000 options and 107,500 Performance Warrants	None
Independence:	Mr. Unrau is an independent director.		
Biography:	Mr. Unrau is a self-employed businessman and investor involved in various aspects of the oil and gas industry. He was the founder, President and Chief Executive Officer of Blue Range Resource Corporation (then a TSX listed oil and gas corporation) and previously worked as an advisor to numerous junior oil and gas companies in Western Canada. He holds a Bachelor of Science degree in Geology (Honours) (University of Saskatchewan).		

Notes:

(1) The information as to the number of Common Shares beneficially owned, or over which control or direction is exercised has been furnished by the respective nominee. This information is as of March 24, 2006.
(2) There are no interlocking directorships among the members of the Board.
(3) For the terms of the Performance Warrants, refer to the section entitled "Securities Authorized for Issuance under Equity Compensation Plans".
(4) Member of the Audit Committee
(5) Member of the Compensation Committee
(6) Member of the Governance Committee
(7) Member of the Reserves Committee
(8) Lead Director

At the date of this Circular, or within 10 years of this date, no director or executive officer is, or has been, a director or executive officer of a company that became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings or arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets, while such person was a director or executive officer or within one year of ceasing to act in such a capacity other than Mr. Copeland and Mr. Unrau who were, until December 1998, directors of Blue Range Resource Corporation (a public corporation the shares of which were listed on the TSX). In December 1998, the outstanding shares of Blue Range Resource Corporation were acquired by an unrelated corporation, at which time both Mr. Copeland and Mr. Unrau resigned as directors. In March 1999, Blue Range Resource Corporation (then under new management) initiated proceedings under the *Companies Creditors' Arrangement Act* (Canada).

Appointment of Auditors

The Corporation recommends the appointment of Deloitte & Touche LLP of Calgary, Alberta, as the auditors of the Corporation, to hold office until the next annual meeting of the Corporation at such remuneration to be fixed by the Board of Directors. BDO Dunwoody LLP, Chartered Accountants, acted as auditor of the Corporation for the year ended December 31, 2005. Personnel involved in the audit of the Corporation left BDO Dunwoody LLP and joined the firm of Deloitte & Touche LLP. Attached as Schedule A to this Information Circular is a Notice of Change of Auditor prepared by the Corporation in respect of the change of auditors, together with copies of letters from each accounting firm in connection with the change.

Shareholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche LLP, as auditors of the Corporation, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a simple majority of the votes cast thereon by the shareholders of the Meeting. The following is the text of the ordinary resolution to be considered at the Meeting:

"BE IT RESOLVED THAT Deloitte & Touche LLP, be appointed as auditors of the Corporation at such remuneration as may be approved by the Board of Directors of the Corporation and the Board of Directors is hereby authorized to fix such remuneration."

A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from shareholders. BDO Dunwoody LLP had been the auditor of the Corporation since January 1, 2005. Prior thereto, the auditors were KPMG LLP.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation at December 31, 2005. Following the table is a description of the material terms of the Corporation's stock option plan and the performance warrants issued by the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by securityholders	2,286,000(1)(2)	3.26	26,840(4)
Equity compensation plans not approved by securityholders	2,500,000(3)	2.50	Nil
Total	4,786,000	2.86	26,840

Notes:

(1) Pursuant to the Stock Option Plan of the Corporation, 10% of the outstanding Common Shares from time to time are available for issuance pursuant to stock options granted to directors, officers and consultants.

(2) In addition to the Stock Option Plan, the shareholders of the Corporation have approved the issuance of 63,321 Common Shares pursuant to stand-alone option awards.

(3) Reflects the Performance Warrants, which are discussed below

(4) Based on 22,495,198 Common Shares outstanding as at December 31, 2005. This is calculated by subtracting the 2,286,000 securities to be issued upon option exercise from the sum of the amounts approved pursuant to the Stock Option Plan in Note (1) and the stand-alone option awards in Note (2).

Stock Option Plan

In June 2005, shareholders of the Corporation approved the Corporation's Stock Option Plan (the "Option Plan"). Pursuant to the Option Plan, Common Shares may be granted to officers, directors and employees of the Corporation and its subsidiaries and consultants retained by the Corporation and its subsidiaries ("Eligible Participants"). The purpose of the Option Plan is to provide Eligible Participants with the opportunity to acquire an increased proprietary interest in the Corporation, align the interests of such Eligible Participants with the interests of the shareholders and to attract and retain qualified officers, directors, employees and consultants to continue the growth of the Corporation.

The maximum number of Common Shares reserved for issuance pursuant to the Option Plan is 10% of the issued Common Shares of the Corporation from time to time, unless otherwise approved by the stock exchange on which the Corporation's Common Shares are listed. The number of Common Shares reserved for issuance to: (i) any one individual can not exceed 5% of the issued and outstanding Common Shares, and (ii) a consultant or an employee conducting investor relations activities cannot exceed 2% of the issued and outstanding Common Shares. In addition, by virtue of the limit on the percentage of Common Shares reserved for issuance under the Option Plan, the number of Common Shares reserved for issuance to insiders may not exceed 10% of the issued and outstanding Common Shares.

The exercise price of each stock option is determined at the discretion of the Board of Directors of the Corporation at the time of the granting of the stock option, provided that the exercise price cannot be lower than the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant on which at least one board lot of Common Shares traded. Pursuant to the terms of the Option Plan, the Board of Directors has the discretion to determine the term, which shall not exceed five years, and vesting provisions of the stock options at the time of granting the stock options, including earlier termination provisions for such stock options.

In the event that an Eligible Participant ceases to hold the position of director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, the stock option will terminate on the earlier of its expiry date and 90 days after such cessation. In the event of death or permanent disability the stock option will terminate on the earlier of its expiry date and 12 months after such death or permanent disability.

The Board of Directors may from time to time in its sole discretion, permit vested options to be surrendered unexercised, in accordance with the terms of the Option Plan, for Common Shares or cash equal to the intrinsic value of such surrendered options as represented by the market appreciation in the surrendered options. No financial assistance is provided by the Corporation to Eligible Participants to facilitate the purchase of Common Shares on exercise of stock options.

The options are not assignable or transferable by an Eligible Participant, except for (i) a limited right of assignment in the event of the death or incapacity of the Eligible Participant or (ii) with the approval of the Board of Directors and the TSX, a right to transfer such stock options to a corporation controlled by the Eligible Participant and wholly-owned by the Eligible Participant and his spouse or children.

Under the Option Plan the Board of Directors has the right to amend or terminate the terms and conditions of the Option Plan, subject to the prior consent of any applicable regulatory bodies, including the TSX. Amendments and termination will take effect only with respect to stock options issued thereafter, provided that they may apply to any stock options previously issued with the mutual consent of the Corporation and the Eligible Participants holding the stock options.

Performance Warrants

In conjunction with the December 31, 2004 private placement of units, 2.5 million performance warrants were issued, with private placement subscribers receiving 2.5 performance warrants for each Common Share purchased. Each performance warrant entitles the holder to acquire one Common Share of the Corporation for a price of $2.50 per share. The performance warrants expire after a seven year term and are exercisable by a holder only during the period that the holder is a director, employee or consultant of the Corporation. Should a holder cease to be a director of the Corporation, or should such holder's employment or consulting services terminate prior to exercise of the performance warrants, the expiry date will be accelerated and all of the said holder's performance warrants will terminate. Certain provisions exist which permit acceleration of the vesting of the performance warrants upon a change of control of the Corporation.

All 2.5 million performance warrants are now fully vested and exercisable at any time during their term. The terms of the performance warrants are such that they became fully vested on December 31, 2005, one year following the date of grant. The performance warrants became fully exercisable when the price criteria was met for the following percentages, upon the Common Shares of the Corporation reaching the following 20-day weighted average trading prices:

Percentage Exercisable	Weighted Average Trading Price ($)	Exercise Price ($)
33 1/3%	3.50	2.50
33 1/3%	4.50	2.50
33 1/3%	5.50	2.50

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In conjunction with the December 31, 2004 business combination of Wise Wood Corporation and Diamond Tree Resources Ltd. that formed the Corporation, the Board of Directors expanded the management team of the Corporation and completed a private placement transaction pursuant to which certain directors and executive officers of the Corporation purchased units. Each unit consisted of one Common Share and 2.5 performance warrants. The executive officers were provided with share purchase loans in the amount of $450,000. As security for the share purchase loans, the executive officers have collectively assigned 180,000 units, representing the Common Shares, performance warrants and any shares exercisable upon conversion of the performance warrants, to the Corporation. The share purchase loans have a mandatory repayment date of the earlier of January 1, 2008 or two business days after receipt of any proceeds of disposition from the sale of any of the securities and are non-interest bearing. These loans have been issued and outstanding since December 31, 2004. The following table sets forth details of the indebtedness of each current or former director or executive officer of the Corporation and each associate of any such director or executive officer to the Corporation or to any other entity which was, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Financial Year ended December 31, 2005 ($)	Amount Outstanding as at March 24, 2006 ($)	Financially Assisted Securities Purchases During Financial Year ended December 31, 2005 (#)	Security for Indebtedness	Amount Forgiven During Financial Year ended December 31, 2005 ($)
David A. Cheesman Vice President, Exploration	Corporation	100,000	100,000	Nil(1)	40,000 Common Shares and 100,000 Performance Warrants	Nil
David R. Keenan Vice President, Engineering	Corporation	100,000	100,000	Nil(1)	40,000 Common Shares and 100,000 Performance Warrants	Nil
Kelly J. Ogle, President	Corporation	175,000	175,000	Nil(1)	70,000 Common Shares and 175,000 Performance Warrants	Nil
Kelly A. Tomyn Vice President, Finance and Chief Financial Officer	Corporation	75,000	75,000	Nil(1)	30,000 Common Shares and 75,000 Performance Warrants	Nil

Note:
(1) Securities were purchased in 2004 and are reflected in the column entitled "Security for Indebtedness".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or Corporation that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation, no proposed director and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation.

EXECUTIVE COMPENSATION
Compensation of Executive Officers

The following table sets out, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated individuals who served as executive officers during the year ended December 31, 2005 and who had a total annual salary and bonus in excess of $150,000 (collectively the "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[8] ($)	Securities under Options/SARs Granted[1] (#)	
Don D. Copeland Chief Executive Officer, Chairman of the Board[2]	2005 2004[2] 2003[2]	138,000 Nil Nil	90,000 Nil Nil	Nil Nil Nil	120,000 385,000[3] Nil	Nil Nil Nil
Kelly J. Ogle[2] President	2005 2004[2] 2003[2]	120,000 26,750 Nil	75,000 2,000 Nil	Nil Nil Nil	60,000 230,000[6] Nil	Nil Nil Nil
Kelly A. Tomyn[4] Chief Financial Officer, Vice President Finance	2005 2004[2] 2003[2]	108,000 Nil Nil	30,000 Nil Nil	Nil Nil Nil	40,000 100,000[5] Nil	Nil Nil Nil
David R. Keenan Vice President, Engineering[4]	2005 2004[2] 2003[2]	108,000 Nil Nil	60,000 Nil Nil	Nil Nil Nil	50,000 160,000[7] Nil	Nil Nil Nil
David A. Cheesman Vice President, Exploration[4]	2005 2004[2] 2003[2]	100,000 Nil Nil	60,000 Nil Nil	Nil Nil Nil	50,000 100,000[5] Nil	Nil Nil Nil

Notes:

(1) Common Shares under options granted.

(2) During 2003, the Corporation had only two Named Executive Officers, Don D. Copeland and Fred A. Moore, each of whom served as Chief Executive Officer for a period of time during 2004. During 2004, the Corporation had three Named Executive Officers since on December 21, 2004, Mr. Copeland assumed the role of Chief Executive Officer from Mr. Moore and Mr. Ogle became President of the Corporation.

(3) Includes: 120,000 Common Shares under Diamond Tree Resources Ltd. options previously granted and related to the December 31, 2004 exchange of those options for options of the Corporation; 15,000 Common Shares under Wise Wood Corporation options previously granted and related to the December 31, 2004 consolidation of those options; and 250,000 Common Shares under new options of the Corporation granted on December 31, 2004.

(4) As a result of the reverse takeover of the Corporation by Diamond Tree Resources Ltd., which was completed on December 31, 2004, the management team was expanded and reconstituted. Ms. Tomyn was appointed Vice President, Finance on December 31, 2004 and Chief Financial Officer on March 16, 2005. Mr. Keenan was appointed Vice President, Engineering on December 31, 2004 and Mr. Cheesman was appointed Exploration Manager on December 31, 2004 and Vice President, Exploration November 10, 2005.

(5) As a result of the expansion and reconstitution of the management team following the December 31, 2004 reverse takeover, options of the Corporation were granted on December 31, 2004.

(6) Includes: 30,000 Common Shares under Diamond Tree Resources Ltd. options previously granted and related to the December 31, 2004 exchange of those options for options of the Corporation; and 200,000 Common Shares under new options of the Corporation granted on December 31, 2004.

(7) Includes: 60,000 Common Shares under Diamond Tree Resources Ltd. options previously granted and related to the December 31, 2004 exchange of those options for options of the Corporation; and 100,000 Common Shares under new options of the Corporation granted on December 31, 2004.

(8) "Nil" indicates perquisites and other benefits did not exceed $50,000 and 10% of the sum of the annual salary and bonus of the Names Executive Officers for the financial year.

Options Grants during Financial Year Ended December 31, 2005

The following table sets out, for the periods indicated, information concerning options granted by the Corporation to the Named Executive Officers during the year ended December 31, 2005.

Name	Securities Under Options Granted (#)[1]	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant[2] ($/Security)	Expiration Date
Don D. Copeland	120,000	19.2	6.00	6.10	November 16, 2010
Kelly J. Ogle	60,000	9.6	6.00	6.10	November 16, 2010
Kelly A. Tomyn	40,000	6.4	6.00	6.10	November 16, 2010
David R. Keenan	50,000	8.0	6.00	6.10	November 16, 2010
David A. Cheesman	50,000	8.0	6.00	6.10	November 16, 2010

Notes:
(1) Common Shares under options granted.
(2) Closing market price of the Common Shares on November 16, 2005.

Aggregated Options during Financial Year Ended December 31, 2005 and Financial Year-End Options

The following table sets forth information, in respect of the aggregate stock options exercised by the Named Executive Officers during the financial year ended December 31, 2005, the aggregate number of unexercised stock options held as at December 31, 2005, and the value of unexercised, in-the-money options as at December 31, 2005. The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's Common Shares on the dates such options may be exercised by any of the Named Executive Officers. There is no assurance that the values of such in-the-money options shown on this table will be realized.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at December 31, 2005		Value of Unexercised in-the-money Options at December 31, 2005[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Don D. Copeland	120,000	630,000	221,666	163,334	1,108,830	634,670
Kelly J. Ogle	30,000	157,500	153,333	106,667	788,665	457,335
Kelly A. Tomyn	Nil	Nil	79,999	60,001	401,329	242,671
David R. Keenan	Nil	Nil	143,332	66,668	819,328	256,672
David A. Cheesman	Nil	Nil	83,332	66,668	408,328	256,672

Notes:
(1) Calculated using the closing price of the Common Shares on the TSX on the date of exercise.
(2) Calculated using the December 30, 2005 closing price of the Common Shares on the TSX of $8.10.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts in place between the Corporation or its subsidiaries and any current executive officers involving: (i) any compensatory plan, contract or arrangement for an executive officer to receive any payments in the event of resignation, retirement or any other termination of the executive officer's employment with the Corporation and its subsidiaries or (ii) any payments relating to a change of control of the Corporation or its subsidiaries, or a change in the executive officer's responsibilities following a change in control.

Composition of the Compensation Committee

During the year ended December 31, 2005 and at present, the Compensation Committee is comprised of Howard Dixon (Chair), Gary Unrau and Don Copeland. Neither one of Mr. Dixon or Mr. Unrau are current or former officers or employees of the Corporation. Mr. Copeland has been Chief Executive Officer of the Corporation since the Corporation's inception.

Report on Executive Compensation

The Committee was established as a committee to the Corporation's board of directors to consider the overall philosophy and policies in relation to compensation for the Corporation. As part of its mandate, the Compensation Committee reviews compensation policies and plans, assesses the performance of senior management of the Corporation against the Corporation's goals and makes recommendations regarding the salary and other remuneration of the Corporation's senior executive officers, including the Named Executive Officers identified in the Compensation of the Executive Officers Table. The Committee met once during the fiscal year ended December 31, 2005 and all members of the Committee were in attendance.

In arriving at its compensation decisions, the Committee considers the long term interest of the Corporation and its stakeholders, and its historical and current stage of development. Compensation levels are based on level of seniority, experience and expertise, and individual and corporate performance. Based on these considerations, compensation is designed, reviewed and adjusted using performance enhancement as the major goal. The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer; rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

The Corporation's compensation policy has three basic components: (i) base salary and benefits; (ii) short term incentives in the form of bonuses; and (iii) long term incentives in the form of stock options. The Corporation intends to pay base salaries, including the Chief Executive Officer's salary, competitive with those of comparable companies in the oil and gas industry. Bonuses, including the Chief Executive Officer's bonus, are not set in relation to any formula or specific criteria but are a subjective determination of the Corporation's performance and are approved by the Board based upon recommendations of the Committee. The elements of the Corporation's compensation policy are designed to attract and retain highly qualified people and to align their interests with those of the shareholders of the Corporation. Stock options are granted at the Board's discretion based on the individual's position and having regard to overall individual and corporate performance and the amount and terms of outstanding options. The maximization of shareholder value is encouraged by making long term equity incentives a major component of the Corporation's compensation policy.

Members: Howard W. Dixon (Chairman), Gary B. Unrau, Don D. Copeland

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on April 4, 2005 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.



$220
$200
$180
$160
$140
$120
$100
April 4, 2005
December 30, 2005
Diamond Tree Energy Inc.
TSX Composite Index
TSX Energy Index

	DIAMOND TREE	S&P/TSX Composite Index(1)	S&P Energy Index(2)
April 4, 2005	$100.00	$100.00	$100.00
December 31, 2005	$207.69	$117.04	$134.40

Notes:
(1) Formerly the TSE 300 Composite Total Return Index.
(2) Formerly the TSE Oil and Gas Producers Total Return Index.

Compensation of Directors

Compensation for non-management directors consists solely of the award of stock options pursuant to the Option Plan of the Corporation. During the year ended December 31, 2005, non-management directors, being Messrs. Alford, Berard, Dixon, Moore and Unrau each received options to purchase 10,000 Common Shares of the Corporation. These options have an exercise price of $6.00 and expire on November 16, 2010. One third of the options vest immediately, one third vest a year from grant date and the remainder vest two years from grant date. No cash compensation was paid to the directors during 2005 for their services as directors or committee participation.

AUDIT COMMITTEE

Information concerning the Corporation's Audit Committee can be found in the section entitled "Audit Committee" in the Corporation's Annual Information Form dated March 16, 2006 and is incorporated herein by reference.

CORPORATE GOVERNANCE

Diamond Tree's Board of Directors ("Board") is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board has evaluated the guidelines established pursuant to National Instrument 58-201, *Corporate Governance Guidelines* ("NI 58-201") and has adopted those guidelines which it has determined to be appropriate for Diamond Tree given its size, stage of development and organizational structure.

Board of Directors

Independence

The Board currently consists of eight directors. Mr. Moore has decided not to stand for re-election and as such, seven directors will stand as nominees for election. See "Business of the Meeting - Election of Directors". The Board is committed to regularly reviewing the number of directors and currently considers seven to be the appropriate number of directors for the Corporation's size, as it facilitates effective decision-making and provides for an appropriate mix of backgrounds and skills for the stewardship of the Corporation. The members of the Board have diverse backgrounds and expertise, and were selected in the belief that Diamond Tree benefits significantly from a broad range of experience and talent.

Four current Board members (Messrs. Alford, Dixon, Mitchell and Unrau) have been determined to be independent directors as such term is defined by National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101") and are all standing as nominees for election. Each of the independent directors has no direct or indirect material relationship with Diamond Tree, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of Diamond Tree or which could reasonably be expected to interfere with the exercise of the director's independent judgement.

Four current board members are not considered to be independent (Messrs. Copeland, Ogle, Berard and Moore), and three (Messrs. Copeland, Ogle and Berard) will stand as nominees for election. The two management directors, Messrs. Copeland and Ogle, are not considered by the Board to be independent directors within the meaning of NI 58-101 in that they are currently the Chief Executive Officer of Diamond Tree and President of Diamond Tree, respectively. Mr Berard is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he is a partner of Macleod Dixon LLP, a law firm that provided legal advice to Diamond Tree and received fees in respect thereof during 2005.

Other Directorships

The names of all other reporting issuers on which each director serves as a director is set out in this Information Circular under the heading "Business of the Meeting - Election of Directors".

Board Meetings

The Board holds four regular meetings each year, as well as additional meetings as required. The Board has determined that appropriate regularly scheduled *in camera* sessions of the directors will be held so that the independent members of the Board will have an opportunity to meet without the presence of members of the Board who are not independent.

For the year ended December 31, 2005, there were five Board meetings and four meetings of the independent directors.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required at the expense of the Corporation whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Chairman of the Board

The Board has appointed Don D. Copeland, the Chief Executive Officer of the Corporation to act as the Chairman of the Board. Given Mr. Copeland's position as an executive officer of the Corporation he is not considered to be independent. To ensure the Board acts independently of management and properly discharges its responsibilities, the Board has selected Mr. Unrau, an independent director, to act as the Lead Director to chair *in camera* sessions of the independent directors. These sessions are held as part of each regularly scheduled meeting, with additional meetings as requested by the independent directors.

Attendance Record

The attendance record for each director for all Board meetings held during the year ended December 31, 2005, is set out below. The attendance record for committee meetings is set out below in the relevant sections which pertain to each committee.

Name of Director	**Attendance / Number of Board Meetings**
Thomas M. Alford	4 / 5
Charles W. Berard	5 / 5
Don D. Copeland	5 / 5

Howard W. Dixon	5 / 5
Fred A. Moore	5 / 5
Kelly J. Ogle	5 / 5
Gary B. Unrau	5 / 5

Mandate of the Board

Pursuant to applicable corporate legislation, the Board has responsibility for the stewardship of the Corporation. The Board has adopted a formal written mandate setting out the Board's stewardship responsibilities and it is attached as Schedule B to this Information Circular. In carrying out this responsibility, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. The Board participates with management in the development and approval of the Corporation's strategic plan, which takes into account the Corporation's opportunities and risks associated with its business. The Board also approves all overall plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to the Corporation's strategy. The Board's participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation's business. The Audit Committee of the Board addresses specific risks and risk management in its review of the Corporation's financial statements. The Board, as a whole, addresses specific risks and risk management related to the Corporation's operations. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Corporation's debt and borrowing policies. The Board strives to ensure that actions taken by the Corporation correspond closely with the objectives of the shareholders. The Board meets at least once annually to review in depth the Corporation's strategic plan and it reviews the Corporation's resources which are required to carry out the Corporation's strategy and to achieve its objectives.

Position Descriptions

Chairman of the Board

The Board has adopted terms of reference with respect to the Chairman of the Board's role. The Chairman is responsible for ensuring that the Board is alert to its obligations to the Corporation and its shareholders. The Chairman maintains a liaison and communication with all directors and committee Chairs to co-ordinate input from directors, and optimize the effectiveness of the Board and its committees. The Chairman is also responsible for ensuring that the Board receives adequate and regular updates from senior management on all issues important to the welfare and future of the Corporation. The Chairman, in conjunction with the Lead Director, is also responsible for reviewing director conflict of interest issues as they arise.

The Chairman of the Board is responsible for overseeing and setting agendas for meetings of the Board, for the quality of information sent to directors and for providing advice, counsel and mentorship to senior management and fellow directors.

Lead Director

Diamond Tree has appointed a Lead Director, who is an independent director, to chair regular meetings of the independent directors to ensure that the Board can function effectively, efficiently and independently of management. The Lead Director is to ensure that the Board works as a cohesive team under his leadership and that Board meetings are conducted in such a manner that facilitates the exchange of constructive and objective points of view, and encourages all directors to participate in such a way that is conducive to good decision making. The Lead Director is responsible for assessing conflicts of interest or perceived conflicts of interest involving the Chairman and meeting with all of the directors to assess the performance of the Chairman. In conjunction with the Chairman, the Lead Director also reviews director conflict of interest issues as they arise.

Chairs of Committees

Diamond Tree has developed written terms of reference for the Chairs of Board committees. The Chairs of the various committees of the Board are responsible for overseeing and setting agendas for meetings and ensuring that the committee's activities are consistent with, and fulfill, the respective committee's mandate. The Chairs are also intended to provide leadership to enable the committee to act as an effective team in carrying out its duties and responsibilities.

Chief Executive Officer

Day-to-day leadership and management of the Corporation are the responsibility of the Chief Executive Officer and other management, subject to the Board's stewardship. The Chief Executive Officer is responsible to lead and manage the Corporation within parameters established by the Board and relevant committees. The Chief Executive Officer is also responsible for developing and recommending strategic plans to the Board and for involving the Board in the early stages of strategy development. Additionally, the Chief Executive Officer is expected to successfully implement capital and operating plans, report regularly to the Board on the progress and results compared with operating and financial objectives, initiate courses of action for improvement, develop and maintain a sound, effective organization structure and ensure progressive employee training and development programs are in place.

Orientation and Continuing Education

The Corporation conducts an informal orientation for new directors. The Corporation provides new directors with access to the President and Chief Executive Officer and all other senior management to provide each director with an understanding of the Corporation and its business. The Chairman reviews with new directors the role of the board, its committees and its directors, the expectations of each member including the rules and regulations with regard to the trading of the securities of the Corporation. Updates on the Corporation's business and activities are provided to directors on a regular basis to ensure that directors have the necessary knowledge concerning the Corporation's business to meet their obligations as directors.

Ethical Business Conduct

The Corporation has adopted a Code of Ethics. For information on how to obtain a copy, refer to the section of this Information Circular entitled "Additional Information". The Board monitors compliance with the Code of Ethics in addition to taking the initiatives described below.

The Board ensures that directors exercise independent judgment in considering transactions in respect of which a director or executive officer has a material interest by requiring all directors to adhere to the declaration of conflict of interest requirements mandated by the *Business Corporations Act* (Alberta) (the "ABCA").

The ABCA provides that a director or officer shall disclose the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, if the director or officer:

- is a party to the contract or transaction,
- is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or
- has a material interest in a party to the contract or transaction,

And shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided under the ABCA.

The Board has taken various steps in order to promote a culture of ethical business conduct, as follows:

- Creating a Governance Committee to address corporate governance issues. Having the Governance Committee adopt a mandate and position description for directors which discusses the responsibilities and expectations of directors. The Governance Committee is charged with the responsibility to review the adequacy of the mandate and position description and evaluate the performance of individual directors in light of the mandate and position description.
- Ensuring that the Audit Committee is comprised solely of independent directors.
- Providing all committees with the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel and advisors, such engagement to be for the Corporation's sole account and expense.

- Implementing the "Reporting of Inappropriate Activity Policy" in order to maintain a workplace where employees can raise concerns or report questionable accounting, internal accounting controls or auditing matters, or the reporting of fraudulent financial information to securityholders, regulatory agencies or the financial markets free of any discrimination, retaliation or harassment.

Nomination of Directors

The Board is responsible for succession planning at the Board and senior management levels. The Board has constituted a Governance Committee comprised of a majority of independent directors which is responsible for nominating new directors and assessing the Board as well as individual directors on an ongoing basis. With respect to new directors, the full Board determines the competencies, skills and personal qualities that the Governance Committee should seek in new Board members to add value to the Corporation.

Compensation

The Board has constituted a Compensation Committee comprised of a majority of independent directors which is responsible for reviewing and making recommendations to the Board with respect to the salary and other remuneration to be awarded to senior executives of Diamond Tree. It also makes recommendations to the Board in respect of all other compensation matters including long, medium and short term incentives such as bonuses, stock option and other benefits and is responsible for developing these programs. The Committee is responsible for ensuring that the Corporation's compensation is linked to meaningful and measurable performance targets.

The Compensation Committee met once during the fiscal year ended December 31, 2005 and all members of the Committee were in attendance.

Other Board Committees and their Mandates

The Board presently has four standing committees of the Board, being an Audit Committee, a Governance Committee, a Compensation Committee and a Reserves Committee. The Audit Committee is comprised entirely of independent directors and the remaining committees are constituted with a majority of independent directors.

In addition, the Board, in conjunction with the Governance Committee, has established a Disclosure Committee to (i) assist in the identification and disclosure of material information, (ii) assess the accuracy, completeness and timeliness of the Corporation's disclosures and (iii) monitor compliance with the Corporation's policy on corporate disclosure. The Disclosure Committee is comprised of: Mr. Copeland (Chief Executive Officer), Mr. Ogle (President), Ms. Tomyn (Chief Financial Officer), Mr. Keenan (Vice President Engineering) and Mr. Cheesman (Vice President Exploration). This Committee is subject to the supervision and oversight of the Governance Committee.

Audit Committee

During the year ended December 31, 2005, the Corporation's Audit Committee was comprised of Messrs. Dixon (Chairman), Alford and Unrau, all of whom were independent directors and financially literate. At present, the Audit Committee is comprised of Messrs. Dixon (Chair), Alford and Mitchell, all of whom are independent directors and financially literate.

The Audit Committee assists the Board in fulfilling its oversight responsibilities by monitoring the Corporation's financial reporting practices and financial disclosures. Specific responsibilities and duties of the Audit Committee include: reviewing the Corporation's annual and interim consolidated financial statements, annual and interim management's discussion and analysis and press releases relating thereto prior to dissemination to the public; assessing the Corporation's accounting practices and policies including discussing the appropriateness of such policies with management and the Corporation's external auditors; assisting management to identify the Corporation's principal business risks; reviewing the external auditor's audit plan; reviewing the external auditor's recommendations regarding the Corporation's internal financial controls; and overseeing the Corporation's external auditors including making recommendations on the external auditor's terms of engagement.

See the Section entitled "Audit Committee" and Appendix "1" in the Corporation's Annual Information Form dated March 16, 2006 for more information about the Audit Committee, including the Audit Committee's charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as audit committee policies and procedures for engaging the Corporations external auditor.

The Audit Committee met five times during the fiscal year ended December 31, 2004. Messrs. Dixon and Unrau attended all meetings and Mr. Alford attended four of the five meetings.

Governance Committee

The Governance Committee currently satisfies the independence and experience requirements of the applicable securities laws and is comprised of a majority of independent directors being Messrs. Alford (Chairman), Berard and Mitchell. During the year ended December 31, 2005, the Corporation's Governance Committee was comprised of Messrs. Alford (Chairman), Berard and Ogle.

The Governance Committee's mandate is to annually review and assess Diamond Tree's governance practices and the performance of Diamond Tree's corporate governance systems and make recommendations regarding changes, if any, thereto. The Governance Committee is also responsible for overseeing the evaluation of and assesses and considers the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis. This Committee is responsible for recommending candidates to the Board for nomination as directors and for the composition of various Board committees and for recommendations regarding Chairmanship of the Board. Directors are encouraged to update their knowledge of the Corporation by meeting with management and also by familiarizing themselves with its operations.

The Governance Committee is also responsible for supervising and overseeing the Disclosure Committee which is comprised of management representatives. The Disclosure Committee's mandate is to (i) determine when events, developments, changes or other facts constitute material information or a material change in the affairs of the Corporation, (ii) review and, as necessary, assist in the development of disclosure controls and procedures, (iii) monitor and evaluate the effectiveness of the Corporation's disclosure controls and procedures, and (iv) review and approve of certain specified public disclosures. As the Disclosure Committee is a management-based committee, it meets as required to evaluate disclosure obligations and review proposed public disclosures.

The Corporate Governance Committee did not hold any meetings during 2005 and held its first meeting in early 2006.

Reserves Committee

At present, the Reserves Committee is comprised of Messrs. Berard (Chairman), Mitchell and Unrau, a majority of whom are independent directors. During the year ended December 31, 2005, the Corporation's Reserve Committee was comprised of Messrs. Berard (Chairman), Moore and Unrau.

The Reserves Committee's mandate is to establish guidelines and procedures to assist the Board in fulfilling its oversight responsibilities generally and under National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities* with respect to the oil and natural gas reserve evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities.

The Reserves Committee met once in 2005 and all members of the Committee were in attendance.

Assessments

The Governance Committee has been mandated to perform assessments of the Board as a whole, the committees of the Board, the Chairman of the Board and the other individual directors on an ongoing basis. Individual director evaluations regarding the effectiveness and contribution of the directors are completed by the Governance Committee on an annual basis.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the Corporation's audited consolidated financial statements and management's discussion and analysis of financial and operating results as at and for the year ended December 31, 2005. Copies of this management proxy circular, the Corporation's Annual Report which contains the financial statements, management discussion and analysis and the auditor's report thereon for the Corporation's most recently completed financial year, any interim financial statements of the Corporation subsequent to those statements contained in the Annual Report or the Annual Information Form for the year ended December 31, 2005 or the Corporation's Code of Ethics are available on SEDAR at www.sedar.com and may also be obtained without charge by writing to the Secretary of the Corporation at 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7. Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com or the Corporation's website at www.diamondtree.ca.

DIAMOND TREE ENERGY LTD.

SCHEDULE A

CHANGE OF AUDITOR INFORMATION

DIAMOND TREE
ENERGY LTD.

1410, 111 - 5th Avenue SW
Calgary, Alberta
T2P 3Y6

NOTICE OF CHANGE OF AUDITORS

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
BDO Dunwoody LLP, Chartered Accountants
Deloitte & Touche LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR – NATIONAL INSTRUMENT 51-102

TAKE NOTICE THAT:

Personnel actively involved in the audit of Diamond Tree Energy Ltd. ("Diamond Tree" or the "Corporation") have left BDO Dunwoody LLP, Chartered Accountants ("BDO") and joined the firm of Deloitte & Touche LLP, Chartered Accountants ("Deloitte").

As a result of these changes, BDO has agreed to resign as Diamond Tree's auditors and facilitate the orderly transition of the audit files to Deloitte or any other successor and has presented the Board of Directors of the Corporation with its resignation effective as of January 17, 2006.

The Board of Directors of the Corporation has accepted the resignation of BDO Dunwoody LLP and has determined that the appointment of Deloitte as auditors would provide for continuity of key audit engagement team members and be in the Corporation's best interests. As such, the Board of Directors of the Corporation has determined to appoint Deloitte & Touche LLP, Chartered Accountants, to act as the auditors of the Corporation until the next annual meeting of the Corporation.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Corporation, no "reportable events", as such term is defined in National Instrument 51-102 occurred for any past fiscal year or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued;

(b) there were no reservations contained in the auditor's report on the financial statements of the Corporation for the fiscal year ended December 31, 2004; and

(c) the reporting package, including this notice and the response letters from BDO and Deloitte has been considered and approved by the Corporation's Audit Committee.

DATED this 19 day of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

DIAMOND TREE ENERGY LTD.

Donald D. Copeland
Chief Executive Officer

BDO
Driving growth

BDO Dunwoody LLP
Chartered Accountants
and Advisors

1900, 801 - 6 Avenue S.W.
Calgary Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833
www.bdo.ca

January 19 2006

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Diamond Tree Energy Ltd.

Pursuant to National Instrument 51-102 (Part 4.11), we have been provided with the enclosed notice, dated January 19 2006, with respect to our resignation as the Auditor of the Company. Based on the information available to us, we agree with the information contained in the attached notice.

We understand that the Notice of Change of Auditor along with this letter will be provided to the Company's registered shareholders.

Yours truly,

Signed "BDO Dunwoody LLP"

Chartered Accountants
Calgary, Alberta
January 19, 2006

DIAMOND TREE
ENERGY LTD.

1410, 111 - 5th Avenue SW
Calgary, Alberta
T2P 3Y6

NOTICE OF CHANGE OF AUDITORS

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
BDO Dunwoody LLP, Chartered Accountants
Deloitte & Touche LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR – NATIONAL INSTRUMENT 51-102

TAKE NOTICE THAT:

Personnel actively involved in the audit of Diamond Tree Energy Ltd. ("Diamond Tree" or the "Corporation") have left BDO Dunwoody LLP, Chartered Accountants ("BDO") and joined the firm of Deloitte & Touche LLP, Chartered Accountants ("Deloitte").

As a result of these changes, BDO has agreed to resign as Diamond Tree's auditors and facilitate the orderly transition of the audit files to Deloitte or any other successor and has presented the Board of Directors of the Corporation with its resignation effective as of January 17, 2006.

The Board of Directors of the Corporation has accepted the resignation of BDO Dunwoody LLP and has determined that the appointment of Deloitte as auditors would provide for continuity of key audit engagement team members and be in the Corporation's best interests. As such, the Board of Directors of the Corporation has determined to appoint Deloitte & Touche LLP, Chartered Accountants, to act as the auditors of the Corporation until the next annual meeting of the Corporation.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Corporation, no "reportable events", as such term is defined in National Instrument 51-102 occurred for any past fiscal year or for any period subsequent to the most recently completed fiscal period for which an auditor's report was issued;

(b) there were no reservations contained in the auditor's report on the financial statements of the Corporation for the fiscal year ended December 31, 2004; and

(c) the reporting package, including this notice and the response letters from BDO and Deloitte has been considered and approved by the Corporation's Audit Committee.

DATED this 19 day of January, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

DIAMOND TREE ENERGY LTD.

____

Donald D. Copeland
Chief Executive Officer

Deloitte

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

January 20, 2006

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: *Diamond Tree Energy Ltd. (the "Company")*

We have read the statements made by Diamond Tree Energy Ltd. in the attached copy of Change of Auditor Notice dated January 19, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the notice sent to us by the above-noted company dated January 19, 2006. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

DIAMOND TREE ENERGY LTD.

SCHEDULE B

BOARD OF DIRECTORS MANDATE

Diamond Tree Energy Ltd.

Board of Directors

MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

RESPONSIBILITIES

1. **EXECUTIVE TEAM**

   (a) Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

   (b) In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

   (c) Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

   (d) Establish limits of authority delegated to management.

2. **OPERATIONAL EFFECTIVENESS AND FINANCIAL REPORTING**

   (a) Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

   (b) Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

   (c) Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

   (d) Ensure that an adequate system of internal control exists.

   (e) Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

   (f) Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

   (g) Approve annual operating and capital budgets.

   (h) Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

   (i) Review operating and financial performance results relative to established strategy, budgets and objectives.

3. **INTEGRITY/CORPORATE CONDUCT**

(a) Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

(b) Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

4. **BOARD PROCESS/EFFECTIVENESS**

(a) Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

(b) Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices* (as implemented by the Canadian Securities Administrators and as amended from time to time).

(c) Approve the nomination of directors.

(d) Provide a comprehensive orientation to each new director.

(e) Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

(f) Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(g) Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(h) Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

(i) Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(j) Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

(k) In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations.

REVIEW OF MANDATE/POSITION DESCRIPTION

The Governance Committee shall review the adequacy of this mandate/position description annually or otherwise as it deems appropriate (so long as such review is conducted at least on an annual basis). Such review shall include the evaluation of the performance of the Board of Directors in light of this mandate/position description.

EXHIBIT 2.6

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Diamond Tree Energy Ltd. ("Diamond Tree")
1200, 111-5 Avenue S.W.
Calgary, Alberta T2P 3Y6

2. **Date of Material Change:**

July 16, 2006

3. **News Release:**

A news release setting out information relating to the material change described herein was disseminated on July 17, 2006 through Canada Newswire and filed on SEDAR.

Certain information set out in this Material Change Report constitutes forward-looking information, including information respecting the number of common shares of Diamond Tree that may be issued in connection with the completion of the business combination transaction described herein, the mechanism proposed to be utilized to effect the business combination with Blue Mountain (i.e. a takeover bid made by Diamond Tree), and the timing of certain events relating to the Offer. Readers should review the cautionary statement respecting forward-looking information that appears at the end of this Material Change Report.

4. **Summary of Material Change:**

Diamond Tree and Blue Mountain Energy Ltd. ("Blue Mountain") have entered into a Pre-Acquisition Agreement (the "Agreement"), dated July 16, 2006, pursuant to which Diamond Tree has agreed to make an offer (the "Offer") to acquire all of the outstanding common shares of Blue Mountain (including any Blue Mountain Shares issued on the exercise of outstanding options and warrants prior to the expiry time of the Offer) on the basis of 0.90 of a Diamond Tree common share for each Blue Mountain common share.

5. **Full Description of Material Change:**

Offer

Diamond Tree and Blue Mountain have entered into the Agreement, pursuant to which Diamond Tree has agreed to make the Offer, on the basis of 0.90 of a Diamond Tree common share for each Blue Mountain common share. Based on the July 14, 2006 closing price of $5.70 per Diamond Tree share, the Offer implies a Blue Mountain share price of $5.13 per share, representing a 19.3 percent premium to the closing price of the Blue Mountain shares on July 14, 2006. The acquisition of Blue Mountain shares pursuant to the Offer could result in the issuance of up to 22,052,307 common shares of Diamond Tree, if all outstanding Blue Mountain shares (including those issuable upon the exercise of existing options and warrants) are acquired by Diamond Tree.

Diamond Tree anticipates that the Offer will be made by way of take-over bid and, subject to the satisfaction of certain conditions set out in the Agreement, Diamond Tree anticipates mailing the

Offer and related bid circular on or prior to August 4, 2006. The acquisition of Blue Mountain shares by Diamond Tree under the Offer will be subject to satisfaction of a number of conditions in favor of Diamond Tree, as more particularly described in Schedule A to the Agreement, including receipt of all necessary regulatory approvals, the absence of any material breaches by Blue Mountain of any of its covenants or representations or warranties set out in the Agreement, no material adverse change in respect of Blue Mountain having occurred, all outstanding options and warrants to purchase shares of Blue Mountain having been exercised or terminated or otherwise dealt with on a basis acceptable to Diamond Tree and each of the directors and officers of Blue Mountain (other than those designated by Diamond Tree) having resigned and delivered releases in favor of Blue Mountain and Diamond Tree, in form and substance and on terms satisfactory to Diamond Tree. In addition, the obligation of Diamond Tree to acquire common shares of Blue Mountain under the Offer will be subject to at least 66 2/3 percent of the outstanding Blue Mountain shares (calculated on a fully diluted basis) being tendered to the Offer and not withdrawn, excluding any Blue Mountain shares that may not be counted as part of any minority approval required in respect of a second stage transaction, being a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for the purpose of enabling Diamond Tree to acquire any shares of Blue Mountain not acquired by it pursuant to the Offer.

Each of Diamond Tree and Blue Mountain has agreed to pay a non-completion fee of $5,000,000 to the other in certain circumstances. Pursuant to the Agreement, Blue Mountain has agreed not to solicit further offers; however, the board of directors of Blue Mountain may respond to other unsolicited offers in accordance with its fiduciary responsibilities, subject to certain conditions. Blue Mountain has granted matching rights to Diamond Tree in the event it receives a takeover proposal from a third party.

The board of directors of Diamond Tree has resolved to appoint two of the existing directors of Blue Mountain (Messrs. Verne Johnson and James Banister) as directors of Diamond Tree, with effect as of the time Diamond Tree first takes up Blue Mountain shares under the Offer.

Diamond Tree has been advised that the board of directors of Blue Mountain has unanimously determined that the Offer is fair, from a financial point of view, to the holders of Blue Mountain common shares and is in the best interests of Blue Mountain and its shareholders and, subject to the terms of the Agreement, has determined to recommend that shareholders of Blue Mountain accept the Offer. Directors, officers and employees of Blue Mountain, holding approximately 9.6% of the common shares of Blue Mountain (undiluted), have entered into lock-up agreements under which they have agreed to tender their shares to the Diamond Tree offer and otherwise support the transaction.

The board of directors of Diamond Tree has received advice from its financial adviser that the terms of the proposed business combination transaction are fair, from a financial point of view, to the shareholders of Diamond Tree.

Diamond Tree and Blue Mountain have agreed that until the time that Diamond Tree takes up Blue Mountain shares tendered under the Offer or the termination of the Agreement, whichever is earlier, they will conduct their respective businesses in the usual and ordinary course consistent with past practices and have agreed to consult with one another in respect of various business matters.

The Agreement provides that Blue Mountain will be entitled to secure directors and officers liability insurance for the present and former directors and officers of Blue Mountain, covering claims made prior to and within six years after the date that Diamond Tree takes up Blue Mountain shares under the Offer on a "trailing" or "run-off" basis, at a cost not to exceed $75,000. Diamond Tree has also agreed that if it acquires Blue Mountain shares under the Offer it will not take any action to terminate or otherwise adversely affect any indemnity agreements or other indemnification rights in favor of past or present officers or directors of Blue Mountain.

A copy of the Agreement is attached hereto as Schedule "A". **Readers are cautioned that the Agreement has not been prepared as a disclosure document and is not intended to provide factual information about Diamond Tree for the benefit of investors or others, but rather is being filed pursuant to applicable regulatory requirements. The Agreement contains representations and warranties made by Diamond Tree to Blue Mountain for risk allocation purposes, and solely for benefit of Blue Mountain. Likewise, the Agreement contains representations and warranties made by Blue Mountain to Diamond Tree for risk allocation purposes, and solely for the benefit of Diamond Tree. Readers are cautioned that the factual statements embodied or reflected in the representations and warranties made in the Agreement may be qualified (in whole or in part) by information in confidential disclosure schedules or other documents that Diamond Tree and Blue Mountain have exchanged in connection with the execution and delivery of the Agreement, but which are not appended hereto, have not been filed with securities regulatory authorities in Canada and are not otherwise available to the public. Accordingly, investors and securityholders should not rely on the representations and warranties contained in the Agreement as accurate statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Diamond Tree's public disclosures.**

Related Party Transaction

On July 10, 2006 Howson Tattersall Investment Counsel Limited ("Howson Tattersall") filed an Alternative Monthly Report on SEDAR (effective June 30, 2006), reporting that one or more of its mutual fund, pension fund or other client accounts held, in aggregate, 2,897,800 shares of Diamond Tree at the end of June 2006, representing approximately 12.8% of the total number of outstanding Diamond Tree shares. Diamond Tree does not know how the Diamond Tree shares referred to in such Alternative Monthly Report are divided among Howson Tattersall's mutual fund, pension fund and other client accounts, although Diamond Tree understands that no single Howson Tattersall client holds in excess of 10% of the outstanding shares of Diamond Tree through accounts managed by Howson Tattersall.

In an Alternative Monthly Report filed on SEDAR on July 10, 2006 (and effective June 30, 2006), Howson Tattersall reported that one or more of its mutual fund, pension fund or other client accounts held, in aggregate, 2,308,000 shares of Blue Mountain at the end of June 2006, representing approximately 10.8% of the total number of outstanding Blue Mountain shares. Diamond Tree does not know how the Blue Mountain shares referred to in such Alternative Monthly Report are divided among Howson Tattersall's mutual fund, pension fund and other client accounts.

Based on the Alternative Monthly Report filed in respect of Diamond Tree by Howson Tattersall, Howson Tattersall is a related party of Diamond Tree. In connection with the completion of the transactions contemplated by the Agreement, mutual fund, pension fund or other client accounts of Howson Tattersall that hold common shares of Blue Mountain tendered to the Offer will receive Diamond Tree shares, assuming no change in the holdings of the mutual fund, pension fund and other client accounts of Howson Tattersall referred to in the above noted Alternative Monthly Reports. Under Ontario Securities Commission Rule 61-501 *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* ("61-501"), the issuance of Diamond Tree shares to such mutual fund, pension fund or other client accounts of Howson Tattersall may qualify as a "related party transaction". Accordingly, this material change report addresses the disclosure items contemplated by Section 5.2 of 61-501.

Description of the Transaction and its Material Terms

The material terms of the Offer and the transactions contemplated thereby (the "Transaction") are summarized above and are detailed in the Agreement attached hereto as Schedule "A".

Purpose and Business Reasons of the Transaction and Anticipated Effect on Diamond Tree's Business and Affairs

Diamond Tree views the business combination transaction with Blue Mountain as a means to strengthen and expand its position in its West Central Alberta core area and to increase its property portfolio in the Peace River Arch area through the addition of approximately 125,000 net acres of new undeveloped land.

Blue Mountain's West Central Alberta and Peace River Arch lands, production and reserves are in many cases complementary and adjacent to Diamond Tree's existing land base, production and drilling programs.

Effect of Transaction on Shareholdings of Related Party

Assuming no change in the holdings of the mutual fund, pension fund and other client accounts of Howson Tattersall referred to in the Alternative Monthly Reports noted above, completion of the transaction contemplated by the Offer is anticipated to increase the holdings in Diamond Tree of the mutual fund, pension fund and other client accounts of Howson Tattersall noted in such Alternative Monthly Reports from 2,897,800 common shares to 4,975,000 common shares; however the Transaction will reduce the percentage holdings of the mutual fund, pension fund and other client accounts of Howson Tattersall noted in such Alternative Monthly Reports from 12.8% to approximately 11.1% (assuming the exercise of all options and warrants of Blue Mountain and that the shares acquired upon exercise of our those securities are tendered to the Offer and taken up by Diamond Tree).

Approval Procedures

The execution and delivery of the Agreement and the performance by Diamond Tree of its obligations thereunder have been approved by the full board of directors of Diamond Tree. Neither Howson Tattersall nor, to the knowledge of Diamond Tree, any person or related to Howson Tattersall has had any representation on the board of directors of Diamond Tree to the date hereof.

Disclosure of Prior Valuations

Diamond Tree is not aware of any prior valuations in respect of which disclosure is required in the circumstances.

Material Agreements Entered into with Certain Parties in Connection with the Transaction

Diamond Tree has not entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Transaction.

Particulars of 61-501 Exemptions

Assuming the distribution of Diamond Tree shares to mutual fund, pension fund and other client accounts of Howson Tattersall pursuant to the Offer is a "related party transaction" within the meaning of 61-501, Diamond Tree would intend to rely upon the exemptions from valuation and minority approval set out in Paragraph 2 of Section 5.5 and Paragraph 2 of Section 5.7, respectively, of Part 5 of 61 501.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Executive Officer:**

Don Copeland, Chairman and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 237-9175.

9. **Date of Report:**

Dated at Calgary, Alberta, this 24th day of July, 2006.

Cautionary Statement Respecting Forward-Looking Information

Statements set out in this Material Change Report that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may include expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Diamond Tree as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Diamond Tree, including completion of the proposed business combination transaction with Blue Mountain, risks associated with the oil and gas industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information contained in this Material Change Report. Assumptions relating to certain forward-looking information contained in this Material Change Report are set out above in this Report. Forward-looking information relating to the number of Diamond Tree shares expected to be outstanding after giving effect to the business combination with Blue Mountain, the mechanism proposed to be utilized to effect the business combination transaction and the timing of certain critical events associated with the business combination transaction are based upon covenants, representations and warranties contained in the Agreement. Although Diamond Tree believes that the expectations reflected in the forward-looking statements set out in this Material Change Report are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Diamond Tree contained in this Material Change Report are expressly qualified, in their entirety, by this cautionary statement. Various risks associated with the operations of Diamond Tree are discussed in detail in Diamond Trees annual information form for the year ended December 31, 2005, which was filed on SEDAR on March 20, 2006 and which is available at www.SEDAR.com.

EXHIBIT 2.7

blue mountain energy ltd

Audited Consolidated Financial Statements

Years ended December 31, 2005 and 2004

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

All information presented in the Annual Report is the responsibility of the Company's management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include estimates based on management's objective and informed judgements.

Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and that financial information is reliable and relevant.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and KPMG LLP, the Company's external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

"Signed"
Randy Pawliw
President and Chief Executive Officer

"Signed"
Dale Joynt
Chief Financial Officer and Corporate Secretary

Calgary, Canada
March 30, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Blue Mountain Energy Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed: KPMG LLP"

Chartered Accountants

Calgary, Canada
March 30, 2006

BLUE MOUNTAIN ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
($ thousands)

As at December 31	**2005**	2004
Assets		
Current Assets		
Accounts receivable	**12,466**	12,370
Property, plant and equipment (note 3)	**115,961**	102,031
Goodwill	**14,556**	14,556
	142,983	128,957
Liabilities and shareholders' equity		
Current Liabilities		
Accounts payable and accrued liabilities	**18,238**	19,781
Bank debt (note 6)	**16,448**	4,029
	34,686	23,810
Asset retirement obligations (note 4)	**3,415**	2,979
Future income taxes (note 8)	**3,230**	755
	41,331	27,544
Shareholders' equity		
Share capital (note 5)	**96,105**	97,421
Contributed surplus (note 7)	**1,835**	851
Retained earnings	**3,712**	3,141
	101,652	101,413
Subsequent events (note 11)		
	142,983	128,957

See accompanying notes to the consolidated financial statements.

Approved by the Board,

"Signed" — Verne Johnson, Director

"Signed" — Randy Pawliw, Director

BLUE MOUNTAIN ENERGY LTD
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
($ thousands except per share amounts)

For the year ended December 31	**2005**	2004
Revenues		
Oil and gas sales	**51,389**	33,126
Royalties, net of Alberta Royalty Tax Credit	**(10,569)**	(6,765)
Interest income	**-**	63
	40,820	26,424
Expenses		
Operating	**12,144**	7,834
General and administrative	**2,445**	1,246
Stock-based compensation	**1,187**	426
Interest	**706**	173
Depletion, depreciation and accretion	**22,967**	13,993
	39,449	23,672
Earnings before income and other taxes	**1,371**	2,752
Income and other taxes (note 8)		
Capital	**239**	320
Future	**510**	1,015
	749	1,335
Net earnings	**622**	1,417
Retained earnings, beginning of year	**3,141**	1,724
Premium on shares repurchased and cancelled (Note 5c)	**(51)**	-
Retained earnings, end of year	**3,712**	**3,141**
Weighted average number of shares outstanding (note 5h)		
Basic	**21,413**	15,505
Diluted	**21,719**	16,328
Basic earnings per share	**0.03**	0.09
Diluted earnings per share	**0.03**	0.09

See accompanying notes to the consolidated financial statements.

BLUE MOUNTAIN ENERGY LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
($ thousands)

For the year ended December 31	**2005**	2004
Cash provided by operating activities		
Net earnings	**622**	1,417
Add non-cash items:		
Depletion, depreciation and accretion	**22,967**	13,993
Future income taxes	**510**	1,015
Stock-based compensation expense	**1,187**	426
Abandonment expenditures	**(58)**	(13)
Funds from operations	**25,228**	16,838
Change in non-cash working capital items (note 10)	**(800)**	282
	24,428	17,120
Cash provided by financing activites		
Increase (repayment) in bank debt, net	**12,419**	(8,213)
Issuance of common shares, net of issue costs	**969**	17,600
Shares repurchased and cancelled	**(574)**	-
	12,814	9,387
Cash available for investing activities	**37,242**	26,507
Cash used in investing activities		
Business combination (note 2)		(997)
Additions to property, plant and equipment	**(33,663)**	(34,171)
Acquisitions - oil and gas properties	**(2,932)**	(4,105)
Dispositions - oil and gas properties	**192**	287
Change in non-cash working capital items (note 10)	**(839)**	2,792
	(37,242)	(36,194)
Change in cash and cash equivalents	**-**	(9,687)
Cash and cash equivalents, beginning of year	**-**	9,687
Cash, end of year	**-**	-

See accompanying notes to the consolidated financial statements.

1. Significant accounting policies:

Nature of business and basis of presentation:

Blue Mountain Energy Ltd. (the "Company") is involved in the exploration, development and production of petroleum and natural gas in Alberta, Saskatchewan and British Columbia. The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Principles of consolidation:

The consolidated statements include the accounts of the Company and its subsidiaries, all of which are inactive.

(b) Joint operations:

Certain of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company's proportionate interest in such activities.

(c) Measurement uncertainty:

The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations and the cost recovery ceiling test are based on estimates. These estimates include proved and probable reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(d) Petroleum and natural gas properties:

The Company uses the full cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized. Under this method, oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

The proceeds of disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the depletion rate by 20 percent or more.

(e) Depletion and depreciation:

Costs related to petroleum and natural gas properties are depleted on the unit-of-production basis, based on the Company's gross share of total proved petroleum and natural gas reserves before royalties as determined by independent engineers. Costs eligible for depletion include total capitalized costs, less the cost of unproved properties, plus estimated future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion until it is determined whether proved reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20 percent per year.

(f) Asset retirement obligations:

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit-of production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability and any remaining difference is recognized as a gain or loss to earnings in the period in which the settlement occurs.

(g) Goodwill:

Goodwill represents the excess of the cost of acquisitions over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. The Company monitors its goodwill balance to determine whether any impairment has occurred. If this review indicates that goodwill will not be recovered based on its fair value, the Company recognizes a write-down of the unamortized portion of goodwill in excess of the fair value.

(h) Derivative financial instruments:

The Company may utilize derivative financial instrument contracts to reduce its exposure to commodity price fluctuations. These contracts are designated, and are effective as, hedges and are not utilized for speculative purposes.

Gains or losses on oil and natural gas related instruments designated as a hedge are reported as adjustments to oil and natural gas revenues when the related production is sold. Gains or losses on foreign exchange hedging transactions are recognized as foreign exchange gain or loss or as an adjustment to oil revenues. Gains or losses on interest rate hedging transactions are reported as adjustments to interest on long term debt over the period hedged. Financial instruments not designated as a hedge, not qualifying as a hedge, or no longer effective as a hedge are recorded on the balance sheet as an asset or liability with changes to the market value reflected in net income.

(i) Revenue recognition:

Revenues from the sale of petroleum and natural gas are recorded when title passes to a third party.

(j) Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(k) Stock based compensation:

The Company uses the fair value method for valuing stock options. Under this method, compensation cost attributable to stock options is measured at fair market value at the grant date and expensed over the vesting period, with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest. Instead, the Company accounts for actual forfeitures as they occur.

(l) Per share information:

Basic per share information is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options and warrants assuming the proceeds would be used to repurchase shares at average market prices for the year. Anti-dilutive options and warrants are not included in the calculation.

(m) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes is increased and share capital is reduced by the renounced tax deductions when the expenditures are renounced.

2. Business combination:

On September 30, 2004, the Company acquired all of the issued and outstanding shares of Sentra Resources Corporation ("Sentra"), an Alberta-based crude oil and natural gas exploration and production company, for $36.6 million. Consideration consisted of 4.7 million common shares at $7.48 per share and the fair value of Sentra options acquired, estimated at $0.1 million using the Black-Scholes option pricing model, in addition to transaction costs of $1.0 million. The purchase resulted in an excess purchase price over the fair value of assets acquired of approximately $10.8 million which has been reflected as goodwill. The transaction has been accounted for using the purchase method, and the results of operations of Sentra are included in the statements of earnings and deficit from the date of acquisition.

The purchase price was allocated as follows:

($ thousands)	
Current assets	4,047
Property, plant and equipment	40,000
Goodwill	10,815
Current liabilities	(6,904)
Bank debt	(12,242)
Asset retirement obligations	(1,658)
Future income taxes	2,587
	36,645

3. Property, plant and equipment:

December 31, 2005 *($ thousands)*	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties			
Intangible	130,696	35,235	95,461
Tangible	27,803	7,495	20,308
Office equipment	329	137	192
	158,828	42,867	115,961

December 31, 2004 *($ thousands)*	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties			
Intangible	106,679	17,544	89,135
Tangible	15,118	2,486	12,632
Office equipment	351	87	264
	122,148	20,117	102,031

Excluded from the depletion calculation at December 31, 2005 are costs of undeveloped land amounting to $18.9 million (2004 - $17.1 million) and unproved seismic costs of $4.2 million

(2004 - nil). Future development costs of $1.2 million (2004 - $3.3 million) have been included in the depletion calculation.

The reference prices used in the full cost ceiling test calculation of the Company's crude oil and natural gas reserves at December 31, 2005 were:

	2006	2007	2008	2009	2010	2011	Thereafter
Crude Oil							
WTI $US per barrel	57.50	55.40	52.50	49.50	46.90	48.10	+2.5%/yr
Natural Gas							
Alberta AECO Spot Price							
$Cdn per gigajoule	10.05	9.05	8.05	7.00	6.55	6.75	+2.5%/yr
$CAN/$US Exch Rate	1.18	1.18	1.18	1.18	1.18	1.18	1.18

General and administrative expenses capitalized in 2005 amounted to $0.8 million (2004 - $0.7 million) of a total of $2.3 million (2004 - $1.4 million) in general and administrative expenses.

4. Asset retirement obligations:

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $5.3 million as at December 31, 2005, which will be incurred over the next 15 years. The majority of the costs will be incurred between 2010 and 2020. A credit-adjusted risk-free rate of seven percent and an inflation rate of two percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the Company's asset retirement obligations is provided below:

($ thousands)	December 31 2005	December 31 2004
Balance, beginning of year	2,979	785
Libilities incurred in period	277	464
Libilities settled in period	(58)	(13)
Accretion expense	217	85
Sentra acquisition (note 2)	-	1,658
Balance, end of year	3,415	2,979

5. Share capital:

(a) Authorized:

Unlimited number of voting Common Shares.

Unlimited number of voting First Preferred Shares, issuable in series, none of which have been issued.

Unlimited number of Second Preferred Shares, issuable in series, voting rights to be determined, none of which have been issued.

(b) Issued:

($ thousands except number of shares)	Number	Amount
Common Shares		
Balance, December 31, 2003	14,106,750	43,808
Issued on exercise of stock options	214,168	747
Issued on exercise of performance warrants (note 5d)	19,425	58
Issued on exercise of purchase warrants (note 5d)	675,000	4,050
Issued to effect business combination (note 2)	4,746,650	35,648
Issued for cash, pursuant to private placement (note 5e)	1,500,000	13,550
Issue costs, net of future income tax effect of $291	-	(440)
Balance, December 31, 2004	21,261,993	97,421
Issued on exercise of stock options	305,628	1,155
Issued on exercise of performance warrants	8,641	26
Shares repurchased and cancelled (note 5c)	(116,800)	(522)
Tax effect of 2004 flow-thru renounciation	-	(1,969)
Issue costs, net of future income tax effect of $4	-	(6)
Balance, December 31, 2005	**21,459,462**	**96,105**

(c) Normal Course Issuer Bid:

On May 2, 2005, the Company received approval from the Toronto Stock Exchange to acquire for cancellation, by way of normal course issuer bid, up to 1,075,231 common shares of the Company, which, represents approximately 5 percent of the issued and outstanding common shares. The Bid commenced on May 5, 2005 and terminates on May 4, 2006. During 2005, the Company acquired 116,800 Common Shares at an average price of $4.91. All shares acquired in 2005 were cancelled and the excess of the average purchase price over the stated value of the shares acquired has been charged to retained earnings.

(d) Warrants:

As at December 31, 2005, a total of 376,267 Performance warrants remain outstanding. Each Performance Warrant is exercisable into one Common Share at a price of $3.00 per Common Share and expires on June 12, 2007.

On December 19, 2003, the Company completed a private placement of 1,500,000 units at $6.00 per unit for gross proceeds of $9.0 million. Each unit consisted of one common share and one-half of one common share purchase warrant. The warrants have a two year term and are exercisable at $6.00 per whole warrant prior to December 19, 2004 and $6.60 per whole warrant prior to December 19, 2005.

($ thousands except number of warrants)	**Number**	**Exercise Value**
Warrants		
Balance, December 31, 2003	1,154,333	5,758
Performance warrants exercised	(19,425)	(58)
Common share purchase warrants exercised	(675,000)	(4,050)
Balance, December 31, 2004	459,908	1,650
Performance warrants exercised	(8,641)	(26)
Common share purchase warrants cancelled	(75,000)	(495)
Balance, December 31, 2005	376,267	1,129

(e) Private placement:

On December 15, 2004, the Company completed a private placement of 1,000,000 common shares at a price of $8.25 per share and 500,000 flow-through shares at a price of $10.60 per share for gross proceeds of $13.6 million.

(f) Reduction of share capital:

Pursuant to a shareholders' resolution dated June 11, 2003, the stated capital of the Company was reduced by $4,057,040, being the cumulative deficit of the Company at January 1, 2003.

(g) Stock option plan:

Under the Company's stock option plan, the Company may grant options to purchase Common Shares up to the maximum number permitted by the Toronto Stock Exchange to directors, officers, employees and consultants. Options are granted at the market price, vest according to privileges set at the time the option is granted, and must expire no later than ten years from the date of grant.

Following is a summary of options issued and outstanding at December 31, 2005 and 2004:

Issued:

	2005			2004		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance, beginning of year	1,901,461	$	4.79	1,341,295	$	2.99
Cancelled	(478,499)		(6.38)	(275,666)		(12.37)
Granted	1,131,000		5.24	1,050,000		8.74
Exercised	(305,628)		(3.12)	(214,168)		(3.14)
Balance, end of year	2,248,334	$	5.78	1,901,461	$	4.79
Exercisable, end of year	932,335	$	3.67	777,241	$	3.03

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding		Options Exercisable		
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable		Weighted Average Exercise Price
$1.00 - $1.00	54,000	1.5 years	54,000	$	1.00
$2.62 - $3.25	692,896	1.4 years	683,897		2.97
$3.52 - $3.52	23,438	0.5 years	23,438		3.52
$5.00 - $5.50	975,000	4.7 years	-		-
$6.00 - $6.25	70,000	3.0 years	26,667		6.19
$7.50 - $7.59	433,000	3.9 years	144,333		7.54
$1.00 - $7.59	2,248,334	3.3 years	932,335	$	3.67

(h) Per share amounts:

In computing diluted earnings per share, 306,012 shares (2004 - 823,603) were added to the 21,413,483 (2004 - 15,504,582) weighted average number of common shares outstanding during the year for the dilutive effect of stock options and warrants. In 2005, 503,000 options (2004 - 669,000) to purchase common shares were not included in the computation because they were out of the money. No adjustments were required to reported earnings in computing diluted per share amounts.

The following table provides a summary of weighted average shares outstanding and per share earnings information:

	Year ended December 31 2005	Year ended December 31 2004
Weighted Average Common Shares		
Basic	21,413,483	15,504,582
Diluted	21,719,494	16,328,185
Weighted Average per Share Amounts		
Basic earnings	$ 0.03	$ 0.09
Diluted earnings	$ 0.03	$ 0.09

6. Bank debt:

The Company has a credit facility with a Canadian chartered bank. The credit facility is a $24,000,000 revolving demand loan and bears interest at the bank's prime lending rate. The loan is secured by all of the Company's assets with a general security agreement and is renewed annually. Principal repayments are required only if the borrowing base is exceeded.

7. Stock-based compensation:

The Company uses the fair value method for recognizing a compensation cost for stock options granted subsequent to December 31, 2002.

The following table reconciles the Company's contributed surplus:

($ thousands)	Year ended December 31, 2005	Year ended December 31, 2004
Balance, beginning of year	851	500
Stock-based compensation expense	1,187	426
Stock options exercised	(203)	(75)
Balance, end of year	1,835	851

The Company continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Company's net earnings and net earnings per share for the years ended December 31, 2005 and 2004 would have been as follows:

($ thousands except per share amounts)	December 31, 2005 As Reported	December 31, 2005 Pro Forma
Net earnings	622	572
Earnings per share, basic	0.03	0.03
Earnings per share, diluted	0.03	0.03

($ thousands except per share amounts)	December 31, 2004 As Reported	December 31, 2004 Pro Forma
Net earnings	1,417	1,230
Earnings per share, basic	0.09	0.08
Earnings per share, diluted	0.09	0.08

In calculating the pro forma impact on net earnings, the fair value of options issued prior to 2003 is amortized to compensation expense over the vesting period of the options.

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected life (years)	4.0	4.0
Risk-free interest rate (%)	3.4	3.5
Volatility (%)	34.3	48.1
Weighted average fair value of options granted ($)	1.69	3.06

8. Income taxes:

The Company reports both federal capital tax and the Saskatchewan resource surcharge as capital tax expense. The provision for income taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate to earnings before income and other taxes as follows:

As at December 31 ($ thousands)	2005	2004
Statutory tax rate	38.27%	39.85%
Expected tax expense	525	1,097
Increase (decrease) resulting from:		
Non-deductible Crown charges and other payments, net of Alberta Royalty Tax Credit	2,094	1,618
Federal resource allowance	(1,741)	(1,575)
Stock based compensation	454	170
Change in enacted tax rates	(722)	(181)
ACRI	(100)	(114)
Capital taxes	239	320
Income tax expense	749	1,335

The components of the net future income tax liability are as follows:

296

Year ended December 31 *($ thousands)*	**2005**	**2004**
Property, plant and equipment	(5,457)	(4,163)
Non-capital losses	-	950
Asset retirement obligations	1,157	1,036
Share issue costs	739	1,191
ACRI	331	231
Capital losses	425	434
Valuation allowance	(425)	(434)
	(3,230)	(755)

9. Financial instruments:

The Company is exposed to fluctuations in commodity prices, interest rates and exchange rates. The Company monitors and, when approximate, utilizes financial instruments to manage its exposure to these risks.

(a) Commodity price risk management:

The Company periodically enters into oil and gas pricing agreements to provide it with exposure to a variety of pricing indices. At December 31, 2005, there were no oil and gas pricing agreements outstanding.

(b) Foreign currency risk management:

The Company is exposed to foreign currency fluctuations. The Company may periodically use financial instruments, including forward exchange contracts and currency options to manage this exposure. At December 31, 2005, there were no contracts or options outstanding.

(c) Credit risk management:

Accounts receivable include amounts receivable for oil and gas sales. These sales are generally made to large, credit-worthy purchasers. The Company views the credit risks on these items as insignificant. Amounts receivable for joint venture partners included in accounts receivable are recoverable from production and, accordingly, the Company views the credit risk on these amounts as insignificant.

(d) Interest rate risk:

The Company is exposed to interest rate risk to the extent that the bank debt is at a floating rate of interest.

(e) Fair values of financial instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank debt have carrying values that approximate fair value due to the near term maturity of these financial instruments.

10. Supplemental cash flow information:

Changes in Non-cash Working Capital

($ thousands)	**2005**	**2004**
Accounts receivable	(96)	(1,681)
Accounts payable and accrued liabilities	(1,543)	4,755
Change in non-cash working capital	(1,639)	3,074
Relating to:		
Operating activities		
Accounts receivable	(2,132)	116
Accounts payable and accrued liabilities	1,332	166
	(800)	282
Investing activities		
Accounts receivable	2,034	(1,799)
Accounts payable and accrued liabilities	(2,873)	4,591
	(839)	2,792
	(1,639)	3,074

Interest and Taxes Paid

($ thousands)	**2005**	**2004**
Interest paid	706	173
Income and other taxes paid	239	283

11. Subsequent events:

Since January 1, 2006, the Company has disposed of non-core oil and gas properties in three separate transactions for total proceeds of $8.4 million.

EXHIBIT 2.8

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of Blue Mountain Energy Ltd. for the quarter ended March 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These statements have not been reviewed by the Company's external auditors.

Randy Pawliw
President and Chief Executive Officer

Dale Joynt
Chief Financial Officer and Corporate Secretary

Calgary, Alberta
May 12, 2006

300

BLUE MOUNTAIN ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
($ thousands)

(thousands)	**March 31 2006**	December 31 2005
Assets		
Current Assets		
Accounts receivable	**10,586**	12,466
Property, plant and equipment	**108,696**	115,961
Goodwill	**14,556**	14,556
	133,838	142,983
Liabilities and shareholders' equity		
Current Liabilities		
Accounts payable and accrued liabilities	**16,896**	18,238
Bank debt (note 4)	**9,835**	16,448
	26,731	34,686
Asset retirement obligations (note 2)	**3,415**	3,415
Future income taxes	**2,734**	3,230
	32,880	41,331
Shareholders' equity		
Share capital (note 3)	**96,105**	96,105
Contributed surplus (note 5)	**2,139**	1,835
Retained earnings	**2,714**	3,712
	100,958	101,652
Subsequent events		
	133,838	142,983

See accompanying notes to the consolidated financial statements.

Approved by the Board,

Verne Johnson
Director

Randy Pawliw
Director

301

BLUE MOUNTAIN ENERGY LTD

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

($ thousands except per share amounts)

(thousands, except per share amounts)	Three months ended March 31 **2006**	 2005
Revenues		
Oil and gas sales	**11,179**	10,792
Royalties, net of Alberta Royalty Tax Credit	**(2,862)**	(2,182)
	8,317	8,610
Expenses		
Operating	**2,489**	2,703
Transportation	**150**	244
General and administrative	**784**	832
Stock-based compensation	**303**	342
Interest	**174**	93
Depletion, depreciation and accretion	**5,876**	5,424
	9,776	9,638
Earnings (loss) before income and other taxes	**(1,459)**	(1,028)
Income and other taxes		
Capital	**36**	58
Future	**(496)**	(370)
	(460)	(312)
Net earnings (loss)	**(999)**	(716)
Retained earnings, beginning of year	**3,713**	3,141
Retained earnings, end of year	**2,714**	2,425
Weighted average number of shares outstanding (note 3c)		
Basic	**21,459**	21,305
Diluted	**21,721**	21,656
Basic earnings (loss) per share	**(0.05)**	(0.03)
Diluted earnings (loss) per share	**(0.05)**	(0.03)

See accompanying notes to the consolidated financial statements.

302

BLUE MOUNTAIN ENERGY LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
($ thousands)

(thousands)	Three months ended March 31 2006	2005
Cash provided by operating activities		
Net earnings (loss)	**(999)**	(716)
Add non-cash items:		
Depletion, depreciation and accretion	**5,876**	5,424
Future income taxes	**(496)**	(370)
Stock-based compensation expense	**303**	342
Abandonment expenditures	**(762)**	(58)
Funds from operations	**3,922**	4,622
Change in non-cash working capital items (note 6)	**1,481**	(1,577)
	5,403	3,045
Cash provided by financing activities		
Increase (repayment) in bank debt, net	**(6,613)**	11,957
Issuance of common shares, net of issue costs	**-**	723
	(6,613)	12,680
Cash available for investing activities	**(1,210)**	15,725
Cash used in investing activities		
Additions to property, plant and equipment	**(5,972)**	(12,506)
Acquisitions - oil and gas properties	**-**	(835)
Dispositions - oil and gas properties	**8,124**	190
Change in non-cash working capital items (note 6)	**(942)**	(2,574)
	1,210	(15,725)
Change in cash and cash equivalents	**-**	-
Cash and cash equivalents, beginning of year	**-**	-
Cash, end of year	**-**	-

See accompanying notes to the consolidated financial statements.

303

1. Significant accounting policies:

The interim consolidated financial statements of Blue Mountain Energy Ltd. (the "Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report for the year ended December 31, 2005.

Blue Mountain Energy Ltd. is incorporated under the Business Corporations Act (Alberta) and is currently involved in the exploration, development and production of petroleum and natural gas in Alberta, British Columbia and Saskatchewan. The interim consolidated financial statements of the Company are stated in Canadian dollars and have been prepared by management in accordance with generally accepted accounting principles in Canada ("GAAP").

2. Asset retirement obligations:

Changes to the Company's asset retirement obligations are as follows:

($ thousands)	Three months ended March 31 2006	Three months ended March 31 2005
Balance, beginning of period	3,415	2,979
Liabilities incurred in period	61	46
Liabilities settled in period	(762)	(58)
Accretion expense	54	52
Revisions in estimated liability	647	-
Balance, end of period	3,415	3,019

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $5.4 million which will be incurred over the next 14 years. The majority of the costs will be incurred between 2010 and 2015. A credit-adjusted risk-free rate of eight percent was used to calculate the fair value of the asset retirement obligations.

304

3. **Share capital:**

(a) Issued:

	Three months ended March 31 2006		Year ended December 31 2005	
	Number	Amount	Number	Amount
Common Shares		*(thousands)*		*(thousands)*
Balance, beginning of period	21,459,462	$ 96,105	21,261,993	$ 97,421
Issued on exercise of performance warrants	-	-	8,641	26
Issued on exercise of stock options	-	-	305,628	1,155
Share repurchases	-	-	(116,800)	(522)
Tax effect of 2004 flow-through renunciation	-	-	-	(1,969)
Issue costs, net of future income tax effect	-	-	-	(6)
Balance, end of period	21,459,462	$ 96,105	21,459,462	$ 96,105

(b) Stock option plan:

Following is a summary of options issued and outstanding:

	Three months ended March 31 2006		Year ended December 31 2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	2,248,334	$ 5.78	1,901,461	$ 4.79
Cancelled	-	-	(478,499)	(6.38)
Granted	-	-	1,131,000	5.24
Exercised	-	-	(305,628)	(3.12)
Balance, end of period	2,248,334	$ 5.78	2,248,334	$ 5.78
Exercisable, end of period	954,002	$ 3.73	932,335	$ 3.67

(c) Per share amounts:

In computing diluted earnings per share for the three months ended March 31, 2006, 261,769 shares (2005 - 351,570) were added to the basic weighted average number of common shares outstanding during the first quarter for the dilutive effect of stock options and warrants. In the first quarter 2006, 833,000 options (2005 - 669,000) to purchase common shares were not included in the computation because they were out of the money. No adjustments were required to reported earnings in computing diluted per share amounts.

305

The following table provides a summary of weighted average shares outstanding and per share earnings information:

	Three months ended March 31	
	2006	2005
Weighted Average Common Shares		
Basic	21,459,462	21,304,929
Diluted	21,721,231	21,656,499
Weighted Average per Share Amounts		
Basic earnings	$ (0.05)	$ (0.03)
Diluted earnings	$ (0.05)	$ (0.03)

4. Bank debt:

The Company has a credit facility with a Canadian chartered bank. The credit facility is a revolving demand loan and bears interest at the bank's prime lending rate. The loan was reduced to $22,500,000 as a result of first quarter property dispositions. The loan is secured by all of the Company's assets with a general security agreement and is renewed annually. Principal repayments are required only if the borrowing base is exceeded.

5. Stock-based compensation:

The Company uses the fair value method for recognizing a compensation cost for stock options granted subsequent to December 31, 2002.

The following table reconciles the Company's contributed surplus:

($ thousands)	Three months ended March 31, 2006	Year ended December 31, 2005
Balance, beginning of year	1,835	851
Stock-based compensation expense	304	1,187
Stock options exercised	-	(203)
Balance, end of year	2,139	1,835

6. Supplemental cash flow information:

Changes in Non-cash Working Capital	Three months ended March 31	
($ thousands)	**2006**	**2005**
Accounts receivable	1,881	(2,883)
Accounts payable and accrued liabilities	(1,342)	(1,268)
Change in non-cash working capital	539	(4,151)
Relating to:		
Operating activities	1,481	(1,577)
Investing activities	(942)	(2,574)
	539	(4,151)

Interest and Taxes Paid	Three months ended March 31	
($ thousands)	**2006**	**2005**
Interest paid	174	93
Income and other taxes paid	36	58

307